As filed with the Securities and Exchange Commission on July 29, 2024

SECURITIES ACT FILE NO. 333-238296

INVESTMENT COMPANY ACT FILE NO. 811-23569

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒
PRE-EFFECTIVE AMENDMENT NO.	☐
POST-EFFECTIVE AMENDMENT NO. 2	☒

AND/OR

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☒
AMENDMENT NO. 6	☒

VERSUS CAPITAL INFRASTRUCTURE INCOME FUND

(Exact Name of Registrant as Specified in Charter)

5050 S. Syracuse Street, Suite 1100

Denver, Colorado 80237

(Address of Principal Executive Offices)

Registrant’s Telephone Number, including Area Code: (877) 200-1878

William R. Fuhs, Jr.

c/o Versus Capital Advisors LLC

5050 S. Syracuse Street, Suite 1100

Denver, Colorado 80237

(303) 895-3773

(Name and Address of Agent for Service)

COPY TO:

David C. Sullivan, Esq.

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199-3600

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: As soon as practicable after the effective date of this Registration Statement.

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

☒	Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

☐	Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐	Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box)

☐	when declared effective pursuant to Section 8(c) of the Securities Act

The following boxes should only be included and completed if the registrant is making this filing in accordance with Rule 486 under the Securities Act.

☒	immediately upon filing pursuant to paragraph (b)

☐	on (date) pursuant to paragraph (b)

☐	60 days after filing pursuant to paragraph (a)

☐	on (date) pursuant to paragraph (a)

If appropriate, check the following box:

☐	This post-effective amendment designates a new effective date for a previously filed post-effective amendment registration statement.

☐	This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ____.

☐	This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ______.

☐	This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: _____.

Check each box that appropriately characterizes the Registrant:

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).

☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

☒	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).

☐	If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

Explanatory Note

This Registration Statement on Form N-2 is being filed in order to bring the financial statements up to date and make certain other updates to the Fund’s Prospectus and Statement of Additional Information.

PROSPECTUS DATED JULY 29, 2024

VERSUS CAPITAL INFRASTRUCTURE INCOME FUND

Shares of Beneficial Interest

Common Shares (VCRDX)

Versus Capital Infrastructure Income Fund (the “Fund”) is a Massachusetts business trust registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”), as a non-diversified, closed-end investment management company that is operated as an interval fund. Shares of the Fund will be continuously offered under the Securities Act of 1933, as amended (the “Securities Act”), and repurchased by the Fund on a quarterly basis in an amount no less than 5% and not more than 25% of the Fund’s outstanding Shares, according to the Fund’s repurchase policy established pursuant to Rule 23c-3 under the Investment Company Act. The Fund’s initial quarterly repurchase offer is expected to occur on or about the third quarter of 2024. The time between the notification to shareholders and the repurchase request deadline is expected to be approximately 30 days, but may vary from no more than 42 days to no less than 21 days. Shares will be repurchased at the net asset value per Share determined as of the close of business typically as of the repurchase request deadline, but no later than the 14th day after the repurchase request deadline. Payment pursuant to the repurchase will be made no more than seven days after such repurchase pricing date. See “Prospectus Summary – Quarterly Repurchases of Shares.” The Fund intends to elect to be treated as a regulated investment company under the Internal Revenue Code of 1986, as amended (the “Code”).

Investment Objectives. The Fund’s primary investment objective is to seek consistent current income, and the Fund’s secondary objective is capital preservation.

Investment Strategies. Under normal market conditions, the Fund seeks to achieve its investment objectives by allocating at least 80% of its net assets (plus the amount of any borrowings for investment purposes) to income-oriented investments that provide exposure to infrastructure assets. The Fund will seek to obtain exposure to infrastructure assets primarily through (i) privately-issued debt investments backed by infrastructure assets (“Infrastructure Loans”) that are originated by banks or non-bank lenders, including asset management firms, insurance companies and specialty finance companies; (ii) asset-backed securities representing ownership or participation in a pool of Infrastructure Loans or other infrastructure assets, including leasehold and fee simple interests in such assets; (iii) private funds and other investment vehicles that primarily invest in Infrastructure Loans; (iv) preferred equity securities of entities that own or operate infrastructure assets; (v) originating and syndicating Infrastructure Loans directly with infrastructure companies or in connection with projects focused on the management, development, construction, renovation, enhancement, maintenance and/or operation of infrastructure assets; and (vi) publicly-traded equity and debt securities of infrastructure companies or securities backed by infrastructure assets. The Fund defines an “infrastructure company” as a company that directly or indirectly derives at least 50% of its revenues from, or devotes at least 50% of its assets to, the ownership, management, development,

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construction, renovation, enhancement, maintenance and/or operation of infrastructure assets. The Fund considers “infrastructure assets” to include, but not be limited to: (a) regulated assets (such as electricity transmission and distribution facilities, gas distribution systems, water distribution and waste water collection and processing facilities); (b) power and renewable energy assets (such as gas-fired power plants, wind, hydroelectric, and solar facilities); (c) transportation assets (such as toll roads, airports, seaports, and railway lines); (d) communications and digital infrastructure assets (such as broadcast and wireless towers, fiber optic networks and providers, satellite networks, and data storage centers); and (e) social infrastructure assets (such as schools, universities, hospitals and municipalities). The Fund may focus its investment strategy on, and its portfolio of investments may be focused in, a subset of one or more of these types of investments or more focused on a specific segment of infrastructure assets.

Shares. This Prospectus applies to the offering of a single class of shares of beneficial interest of the Fund (the “Shares”). The Shares are continuously offered at the Fund’s net asset value (“NAV”) per Share as of the date that the request to purchase Shares is received and accepted by or on behalf of the Fund. The NAV per Share is computed by dividing the Fund’s NAV by the total number of Shares outstanding at the time the determination is made. The Shares are not currently intended to be listed on any securities exchange and it is not anticipated that a secondary market for the Shares will develop. Moreover, these securities are subject to substantial restrictions on transferability and may only be transferred or resold in accordance with the Fund’s Agreement and Declaration of Trust (as amended and restated from time to time, the “Declaration of Trust”).

 Investing in the Shares involves risks that are described in the “Risk Factors” section of this Prospectus.

•	The Fund does not intend to list its Shares on any securities exchange during the offering period, and the Fund does not currently expect a secondary market in the Shares to develop. Thus, an investment in the Fund may not be suitable for investors who may need the money they invest in a specified timeframe.

•	You should not expect to be able to sell your Shares other than through the Fund’s repurchase policy, regardless of how the Fund performs. If you are able to sell your Shares other than through the Fund’s repurchase policy you will likely receive less than your purchase price.

•	Even though the Fund will offer to repurchase Shares on a quarterly basis, you should consider Shares of the Fund to be an illiquid investment. There is no guarantee that you will be able to sell your Shares at any given time or in the quantity that you desire.

•	The Shares are appropriate only for those investors who can tolerate risk and do not require a liquid investment.

•	The Fund, the Subsidiary, and the underlying Private Funds may utilize borrowings and financial leverage and significant risks may be assumed as a result. See “Risk Factors – Leverage Risk.”

•	The amount of distributions that the Fund may pay, if any, is uncertain.

•	The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as from offering
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proceeds, borrowings, and amounts from the Fund’s affiliates that are subject to repayment by investors, if any.

This Prospectus sets forth the information that you should know about the Fund before investing. You are advised to read this Prospectus carefully and to retain it for future reference. Additional information about the Fund, including the Statement of Additional Information (the “SAI”), dated July 29, 2024, has been filed with the U.S. Securities and Exchange Commission (the “SEC”). The SAI is incorporated by reference into this Prospectus in its entirety. You can request a copy of the SAI, the Fund’s annual and semi-annual reports, or other information about the Fund without charge or make other shareholder inquiries by writing to the Fund at 5050 S. Syracuse Street, Suite 1100, Denver, Colorado 80237 or by calling (877) 200-1878. You can also obtain the SAI, the Fund’s annual and semi-annual reports, and other information about the Fund on the Adviser’s website, located at www.versuscapital.com. The SAI, material incorporated by reference, and other information about the Fund are also available on the SEC’s website (http://www.sec.gov).

Neither the SEC nor any state securities commission has approved or disapproved these securities or determined whether this Prospectus is truthful or complete, nor have they made, nor will they make, any determination as to whether anyone should buy these securities. Any representation to the contrary is a criminal offense. Shares are not deposits or obligations of, or guaranteed or endorsed by, any bank or other insured depository institution and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.

Prospective investors should not construe the contents of this Prospectus as legal, tax, financial or other advice. Each prospective investor should consult with his, her or its own professional advisers as to the legal, tax, financial or other matters relevant to the suitability of an investment in the Fund.

OFFERING PROCEEDS

	Price to Public(1)	Sales Load(2)	Proceeds to the Fund(1),(3)
Shares	At current NAV	$0.00	Amount invested at current NAV

(1)	An indefinite number of Shares are offered on a best efforts basis and are offered on a continuous basis at a price equal to the Fund’s NAV per Share as of the date that the request to purchase Shares is received and accepted by or on behalf of the Fund. The Shares do not carry a “sales load” so the price to the public will equate to the proceeds to the Fund. The proceeds set forth herein have not been reduced by the other expenses of issuance and distribution set forth in “Part C – Other Information – Other Expenses of Issuance and Distribution.”

(2)	The Shares are not subject to a “sales load,” as defined in the Investment Company Act. See “Distribution Arrangements.”
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(3)	Foreside Funds Distributors LLC (the “Distributor”) serves as the Fund’s “statutory underwriter,” within the meaning of the Securities Act, and “principal underwriter,” within the meaning of the Investment Company Act, and facilitates the distribution of the Shares. The Fund, the Adviser, and/or the Distributor may authorize one or more financial intermediaries (e.g., banks, broker/dealers, investment advisers, trusts, financial industry professionals, etc., collectively referred to as “Intermediaries” and individually as “Intermediary”) to receive orders and provide certain related services on behalf of the Fund. Additionally, the Adviser has entered into distribution and/or servicing agreements to compensate certain Intermediaries for distribution-related activities and/or for providing ongoing services in respect of clients to whom they have distributed Shares of the Fund. Such compensation to the Intermediaries is paid by the Adviser out of the Adviser’s own resources and is not an expense of the Fund or Fund shareholders. These payments may create a conflict of interest for the Intermediaries by providing an incentive to recommend the Fund’s shares over other potential investments that may also be appropriate for the clients of such Intermediaries. These payments may also have the effect of increasing the Fund’s assets under management, which would increase management fees payable to the Adviser. There is no limit on the amount of such compensation paid by the Adviser to the Intermediaries, subject to the limitations imposed by FINRA. Such Intermediaries may provide varying investment products, programs, platforms and accounts through which investors may purchase or participate in a repurchase of Shares of the Fund. Platform fees, administration fees, shareholder services fees and sub-transfer agent fees are not paid by the Fund as compensation for any sales or distribution activities.
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 You should rely only on the information contained in this Prospectus. The Fund has not authorized anyone to provide you with different information. The Fund is not making an offer of securities in any state where the offer is not permitted. You should not assume that the information provided by this Prospectus is accurate as of any date other than the date on the front of this Prospectus.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this Prospectus. It does not contain all of the information that may be important to you and your investment decision. You should carefully read this entire Prospectus, including the matters set forth under “Risk Factors,” and the Statement of Additional Information (the “SAI”). In this Prospectus and the SAI, unless the context otherwise requires, references to “the Fund,” “we,” “us” and “our” refer to Versus Capital Infrastructure Income Fund.

The Fund

Versus Capital Infrastructure Income Fund (the “Fund”) is a Massachusetts business trust registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”), as a non-diversified, closed-end investment management company that is operated as an interval fund. Shares of the Fund will be continuously offered under the Securities Act of 1933, as amended (the “Securities Act”). Shares of the Fund have no history of public trading, nor is it currently intended that such shares will be listed on a public exchange, and therefore should be treated by investors as an illiquid investment (see “Risk Factors” below in this Prospectus). The Fund intends to elect and to qualify and be eligible to be treated each year as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”).

Adviser

The Fund’s investment adviser is Versus Capital Advisors LLC (the “Adviser”), a Delaware limited liability company and a registered investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). See “Management of the Fund – Adviser and Investment Management Fee.” Headquartered in Denver, CO, the Adviser is an asset management firm that specializes in real asset investing with approximately $4.95 billion in assets under management as of June 30, 2024. The Adviser has entered into sub-advisory agreements with Brookfield Public Securities Group LLC (“Brookfield”) and Lazard Asset Management LLC (“Lazard”) (each a “Sub-Adviser” and, collectively, the “Sub-Advisers”) in connection with the management of a portion of the Fund’s assets. See “Management of the Fund – Sub-Advisers and Sub-Advisory Fees.”

Continuous Offering

The Fund is offering shares of beneficial interest of the Fund (collectively, the “Shares”) on a continuous basis at the Fund’s NAV per Share. The NAV per Share is computed by dividing the Fund’s NAV by the total number of Shares outstanding at the time the determination is made. The Fund may offer additional classes of Shares in the future in reliance on exemptive relief from the U.S. Securities and Exchange Commission (the “SEC”) that would permit the Fund to issue multiple classes of Shares. The Fund may offer one or more additional classes of Shares, including a class of preferred shares, without the approval of shareholders. Until the Fund registers a new Share class, the Fund will only offer one class of Shares.

Shares of the Fund will be sold to (i) institutional investors, including registered investment advisers (“RIAs”), banks, brokers/dealers, trust companies or similar financial institutions investing for their own account or for accounts for which they act as a fiduciary and have authority to make investment decisions (subject to certain limitations) and clients of such institutional investors that have accounts for which such institutional investors are bound by an applicable fiduciary standard, and (ii) the executive officers, directors, trustees, general partners or employees of the Fund or the Adviser. The minimum initial investment per institutional investor of the Fund (including, with respect to clause (i) above, cumulative investments of the clients of any institutional investor of the Fund) is $10 million and the minimum for

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those investors referred to in clause (ii) above is $10,000. The Adviser has the authority to waive the minimum investment requirements or allow investors in the Fund who do not fit the above descriptions under certain circumstances. Investors should carefully consider the Fund’s risks and investment objectives, as an investment in the Fund may not be appropriate for all investors and is not designed to be a complete investment program. An investment in the Fund involves a high degree of risk. It is possible that investing in the Fund may result in a loss of some or all of the amount invested. Before making an investment decision, investors should (i) consider the suitability of this investment with respect to an investor’s or a client’s investment objectives and individual situation and (ii) consider factors such as an investor’s or a client’s net worth, income, age and risk tolerance. Investment should be avoided where an investor (or an investor’s client) has a short-term investing horizon and/or cannot bear the loss of some or all of their investment. Investing in the Shares involves risks that are described in the “Risk Factors” section of this Prospectus.

The Fund may close at any time to new investors and, during such closings, dividend reinvestment and additional or new Share purchases may only be executed by institutions that are existing shareholders and their clients. Following any such closure, the Fund may re-open to new investors and subsequently close again to new investors at any time at the discretion of the Adviser. Any such opening and closing of the Fund will be disclosed to the investors via a supplement to this Prospectus.

Foreside Funds Distributors LLC (the “Distributor”) serves as the Fund’s principal underwriter and distributor of the Fund’s Shares. The Adviser retains the right to approve any proposed investor in the Fund prior to its purchase of Shares through the Distributor. In addition, both the Adviser and the Fund reserve the right to reject any purchase order for any reason.

Interval Fund

Shares are not redeemable. The Fund is operated as an interval fund and, as such, has established a limited repurchase policy pursuant to Rule 23c-3 under the Investment Company Act. The Fund’s repurchase policy provides that each quarterly period the Fund will offer to repurchase no less than 5% of the outstanding Shares and not more than 25% of the Fund’s outstanding Shares. The Fund anticipates that such quarterly repurchases ordinarily will be limited to 5% of the Fund’s outstanding Shares. However, the Fund may offer to repurchase higher amounts during the initial period after the Fund’s launch, including amounts up to 25% of the Fund’s outstanding Shares, in connection with the repurchase of Shares held by the Adviser received as a result of the Adviser’s initial capital contributions to develop the Fund’s portfolio. The Fund may also offer to repurchase outstanding Shares in accordance with paragraph (c) of Rule 23c-3 under the Investment Company Act, in addition to its quarterly repurchases of Shares, in order to fully repurchase the Shares held by the Adviser. The Fund’s initial quarterly repurchase offer is expected to occur on or about the third quarter of 2024.  The Fund will not be required to repurchase Shares at a shareholder’s option nor will Shares be exchangeable for units, interests or shares of any investment of the Fund. As a result, an investor may not be able to sell or otherwise liquidate his, her or its Shares, whenever such investor would prefer. The Fund is intended for long-term investors and the liquidity risk may be greater for investors expecting to sell their Shares in a relatively short period after purchase. If and to the extent that a public trading market ever develops for the Shares, shares of closed-end investment companies frequently trade at a discount from their NAV per Share and initial offering prices. For those investors that cannot bear risk of loss or relative lack of liquidity, investment in the Fund may not be suitable. The Shares are appropriate only for those investors who can tolerate risk and do not require a liquid investment. There is no assurance that you will be able to tender your Shares when or in the amount that you desire. See “Quarterly Repurchases of Shares”, “Risk Factors – Interval Fund Risk” and “– Liquidity Risk.”

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Use of Proceeds

The Fund will invest the net proceeds of any sales of Shares pursuant to this Prospectus in accordance with its investment objectives and policies reasonably promptly (and in any event, within six months) after receipt of such proceeds, depending on the amount and timing of proceeds available to the Fund as well as the availability of investments consistent with the Fund’s investment objectives and policies. In addition, for cash management purposes, the proceeds of this offering may be invested by the Fund in short-term, high-quality debt securities, money market instruments, money market funds and/or liquid infrastructure-focused exchange-traded funds, in addition to, or in lieu of, investments consistent with the Fund’s investment objectives and investment policy. Additionally, the Fund anticipates that some portion of the proceeds of this offering may be held in cash to pay dividends or expenses, for temporary defensive purposes, or to repurchase the outstanding Shares held by the Fund shareholders in accordance with Rule 23c-3 under the Investment Company Act, including the Shares held by the Adviser received as a result of the Adviser’s initial capital contributions to develop the Fund’s portfolio. See “Risk Factors” for more discussion of the potential limitations on the Fund’s ability to invest consistent with its investment objectives and investment policy.

Investment Objectives and Strategies

The Fund’s primary investment objective is to seek consistent current income, and the Fund’s secondary objective is capital preservation.

Investment Strategy

Under normal market conditions, the Fund seeks to achieve its investment objectives by allocating at least 80% of its net assets (plus the amount of any borrowings for investment purposes) to income-oriented investments that provide exposure to infrastructure assets. The Fund will seek to obtain exposure to infrastructure assets primarily through (i) Infrastructure Loans that are originated by banks or non-bank lenders, including asset management firms, insurance companies and specialty finance companies; (ii) asset-backed securities representing ownership or participation in a pool of Infrastructure Loans or other infrastructure assets, including leasehold and fee simple interests in such assets; (iii) private funds and other investment vehicles that primarily invest in Infrastructure Loans; (iv) preferred equity securities of entities that own or operate infrastructure assets; (v) originating and syndicating Infrastructure Loans directly with infrastructure companies or with projects focused on the management, development, construction, renovation, enhancement, maintenance and/or operation of infrastructure assets; and (vi) publicly-traded equity and debt securities of infrastructure companies or securities backed by infrastructure assets. The Fund defines an “infrastructure company” as a company that directly or indirectly derives at least 50% of its revenues from, or devotes at least 50% of its assets to, the ownership, management, development, construction, renovation, enhancement, maintenance and/or operation of infrastructure assets. The Fund considers infrastructure assets to include, but not be limited to: (a) regulated assets (such as electricity transmission and distribution facilities, gas distribution systems, water distribution and waste water collection and processing facilities); (b) power and renewable energy assets (such as gas-fired power plants, wind, hydroelectric, and solar facilities); (c) transportation assets (such as toll roads, airports, seaports and railway lines); (d) communications and digital infrastructure assets (such as broadcast and wireless towers, fiber optic networks and providers, satellite networks and data storage centers); and (e) social infrastructure assets (such as schools, universities, hospitals and municipalities). The Fund may focus its investment strategy on, and its portfolio of investments may be focused in, a subset of one or more of these types of investments or more focused on a specific segment of infrastructure assets. This 80% policy is not a fundamental policy of the Fund and may be changed by the Board of Trustees of the Fund (the “Board” or the “Trustees”) without shareholder approval upon 60 days’ prior notice to shareholders. The principal investment strategies of the Fund reflect the aggregate operations of the Fund and its Subsidiaries (as defined below).

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In identifying income-oriented infrastructure investments for the Fund, the Adviser seeks assets that feature, among other characteristics: (i) stable and predictable income and cash flow with low return correlations to traditional asset classes such as the broader public equities and fixed income markets; (ii) inelastic demand for their use as essential assets for a functioning society (i.e., assets that are essential enough that demand remains relatively constant regardless of changes in price); (iii) monopolistic characteristics with high barriers to entry (i.e., issuers that are dominant providers of an asset with limited competition); and (iv) low probability of default and strong default recovery rates. The Fund’s investments are generally expected to provide infrastructure companies with capital for construction, acquisitions, and capital expenditures for infrastructure assets, and may include bridge loans and refinancing transactions. These investments may be sourced via the primary issuer or syndicator or by third party arrangers, directly originated by the Fund, or purchased in a secondary market.

The Adviser evaluates investment opportunities originated by or arranged through an extensive network of relationships with private credit asset managers, origination platforms, private equity asset managers, financial intermediaries and other parties (“Arrangers”). The Adviser evaluates opportunities involving a combination of direct lending Arrangers that focus on different sectors and different types of loans in an attempt to limit the Fund’s concentration in any single infrastructure sector or risk and return profile. The Adviser has full discretion to increase or reduce the number of Arrangers through which it sources opportunities based on the market environment or Fund growth trajectory.

Many Infrastructure Loans are not rated by any rating agency, will not be registered with the SEC or any state securities commission and will not be listed on any national securities exchange. The amount of public information available with respect to any Infrastructure Loan may generally be less extensive than that available for issuers of registered or exchange listed securities. The Fund may invest without limit in securities that are below investment grade (commonly referred to as “high yield” securities or “junk bonds”) or securities that are unrated that the Adviser has determined have similar characteristics as below investment grade securities. There is no limit on the maturity or duration of any individual security and/or other investment in which the Fund may invest. The Fund may make non-U.S. investments, which may be denominated in currencies other than the U.S. dollar. The Fund will invest in securities that, at the time of investment, are illiquid. Although the Fund may invest in such instruments without limitation, pursuant to the requirements of the Investment Company Act, the Board has adopted, and the Fund follows, procedures designed to ensure that the Fund maintains sufficient liquidity to meet its periodic repurchase obligations as an interval fund. The Fund may also invest in securities that are unregistered (but are eligible for purchase and sale by certain qualified institutional buyers) or are held by control persons of the issuer and securities that are subject to contractual restrictions on their resale. The Fund’s investment program is speculative and entails substantial risks.

Except as otherwise indicated, the Fund may change its investment objectives and any of its investment policies, restrictions, strategies, and techniques without shareholder approval. The investment objectives of the Fund are not a fundamental policy of the Fund and may be changed by the Board without the vote of a majority (as defined by the Investment Company Act) of the Fund’s outstanding Shares. The Fund will notify shareholders of any changes to its investment objectives or any of its investment policies, restrictions or strategies. Fundamental investment restrictions contained in the SAI may not be changed without shareholder approval. See “Additional Investment Policies – Fundamental Policies” in the SAI for more information about the Fund’s fundamental investment restrictions.

There can be no assurance that the Fund will achieve its investment objectives or that its investment program will be successful. Investors should consider the Fund as a supplement to an overall investment program and should invest only if they are willing to undertake the risks involved. Investors could lose some or all of their investment.

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Portfolio Contents

The Fund may make portfolio investments directly or indirectly through one or more wholly owned and/or controlled subsidiaries that engage in investment activities in securities or other assets (each a “Subsidiary”) and/or through joint ventures with unaffiliated third parties. References herein to the Fund include references to a Subsidiary in respect of the Fund’s investment exposure. The Fund will comply with certain provisions of the Investment Company Act applicable to the Fund on an aggregate basis with the Subsidiaries, including provisions relating to investment policies (Section 8), affiliated transactions and custody (Section 17), and capital structure and leverage (Section 18). To the extent that any Subsidiary directly incurs leverage in the form of debt, such leverage will be aggregated with the Fund’s leverage for purposes of complying with Section 18 of the Investment Company Act. VCRDX Subsidiary, LLC, a Delaware limited liability company (the “VCRDX Subsidiary”), has the same investment objective and strategies as the Fund and, like the Fund, is managed by the Adviser. The Fund may invest in the VCRDX Subsidiary in order to pursue its investment objective and strategies in a potentially taxefficient manner.

Privately Issued Infrastructure Debt

The Fund may originate or otherwise invest in privately issued infrastructure debt. The Fund’s privately issued infrastructure debt typically will consist of the following types of investments:

Senior and Unitranche Debt. Senior and unitranche debt includes loans and loan-related investments structured with a senior security interest in infrastructure assets and/or cash flows from the operations of the infrastructure assets, including contract-backed revenues. These loans might be made at the operating company or holding company level. These loans are expected to vary in maturity, but typically have longer durations than subordinated debt and may include a combination of fixed and floating rate interest payments.

Subordinated Debt. Subordinated debt investments are secured by secondary claims against the infrastructure asset and its cash flow. These claims are subordinated to those of the senior debt, which has priority in collateral and cashflow. In certain instances, subordination may be in the form of a senior secured interest in the equity of the infrastructure operating company. This, indirectly through the ownership structure of the operating assets, subordinates any claims to the senior secured financing at the asset level. These loans might be made at the operating company or holding company level. Subordinated debt typically will have relatively short maturities and floating interest rates.

Private Placements and 144A Project Financings. The Fund may invest in project bonds and similar types of project financing offerings. “Project bonds” typically refer to one of two types of offerings, but both such offerings involve a private issuance of notes. One type of offering is often referred to as a “traditional private placement,” “Section 4(2) private placement” or a “Regulation D offering,” which is a reference to Section 4(2) of the Securities Act and the regulations promulgated thereunder. The other type of offering is often referred to as a “Rule 144A offering,” which is a reference to Rule 144A promulgated under the Securities Act. Although unregistered at issuance, an active public secondary market may exist for these securities.

Asset-Backed Securities

The Fund may invest in asset-backed securities representing ownership or participation in a pool of Infrastructure Loans or other infrastructure assets, including leasehold and fee simple interests in such assets. Asset-backed securities are typically issued through special purpose vehicles that are bankruptcy

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remote from the issuer of the collateral. The credit quality of an asset-backed securities transaction depends on the performance of the underlying assets. To protect asset-backed securities investors from the possibility that some borrowers could miss payments or even default on their loans, asset-backed securities include various forms of credit enhancement.

Publicly Traded Infrastructure Investments

The Fund may invest in publicly traded debt and equity securities issued by infrastructure companies or backed by infrastructure assets. The Fund’s publicly traded securities portfolio may consist of the following types of investments:

Infrastructure Debt. Publicly traded debt issuances from infrastructure companies or backed by infrastructure assets, including but not limited to fixed- and floating-rate corporate debt securities, convertible securities and municipal bonds issued by state and local governments for the purpose of financing projects related to infrastructure assets. This may include facilities referred to as “Term Loan B Facilities,” which include syndicated loans made to below investment grade companies that are used to finance infrastructure projects on a limited recourse basis. These loans are typically secured by an equity interest in the borrower and, indirectly, in the infrastructure assets (including all contract rights and offtake agreements in the project). These are rated offerings and may be acquired as part of a syndication or traded in the secondary market with ratings typically ranging between single B to low investment grade. Term Loan B Facilities typically have floating interest rates and are non-amortizing loans, meaning the entire principal value is typically paid in one lump sum on its maturity date, rather than amortized over its lifetime.

Infrastructure Equities. Equity securities issued by infrastructure companies, including but not limited to common stocks, traditional preferred securities, hybrid-preferred securities, rights or warrants to purchase common stocks, depository receipts, equity units, and any other securities with equity-like characteristics.

Private Funds and Vehicles

The Fund may invest in private funds and other investment vehicles that primarily invest in Infrastructure Loans or are otherwise consistent with the Fund’s investment objectives and policies. The private funds and other investment vehicles in which the Fund may invest include pooled investment vehicles that would qualify as “investment companies” under the Investment Company Act but for Sections 3(c)(1) or 3(c)(7) of the Investment Company Act and would not qualify for any other exemption (“3(c)(1)/3(c)(7) Funds”), as well as vehicles that would not be investment companies for reasons other than the exemptions in Sections 3(c)(1) or 3(c)(7) of the Investment Company Act (“Other Private Funds” and, together with 3(c)(1)/3(c)(7) Funds, “Private Funds”). Private Funds invest in the debt financings and equity (common and preferred) associated with infrastructure companies and infrastructure assets. The Fund’s investments in hedge funds and 3(c)(1)/3(c)(7) Funds will be limited to no more than 15% of the Fund’s assets. Private Funds may invest in properties located outside of the United States.

Other Investment Companies

The Fund may invest in securities of other open-end, closed-end or unit investment trust investment companies, including exchange-traded funds (“ETFs”), to the extent that such investments are consistent with the Fund’s investment objectives and policies and permissible under the Investment Company Act and related rules and any exemptive relief from or interpretations of the SEC. Investing in investment companies involves substantially the same risks as investing directly in the underlying instruments, but also involves expenses at the investment company-level, such as portfolio management fees and operating expenses. These expenses are in addition to the fees and expenses of the Fund itself, which may lead to duplication

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of expenses while the Fund owns another investment company’s shares. In addition, investing in investment companies involves the risk that they will not perform in exactly the same manner, or in response to the same factors, as the underlying instruments or index.

Other

In certain circumstances or market environments, the Fund may reduce its investment in income-oriented infrastructure assets and hold a larger position in cash or cash equivalents.

Selection of Private Funds and Sub-Advisers

The Adviser follows certain general guidelines when reviewing and selecting Private Funds and Sub-Advisers. See “Investment Objectives, Investment Strategies and Investment Features – Selection of Private Funds and Sub-Advisers.” Although the Adviser will attempt to apply the guidelines consistently, the guidelines involve the application of subjective and qualitative criteria, and the selection of Private Funds and Sub-Advisers is a fundamentally subjective process. The use of the selection guidelines may be modified or eliminated at the discretion of the Adviser. There can be no assurance that the Adviser will be able to access Private Funds or Sub-Advisers that will enable the Fund to meet its objective.

Borrowing/Leverage

In pursuing its investment objective, the Fund (directly or indirectly, including through one or more Subsidiaries) intends to add leverage to its portfolio through borrowings, such as through bank loans or commercial paper and/or other credit facilities, or by utilizing reverse repurchase agreements and similar financing transactions, dollar rolls, and/or credit default swaps. The Fund may also determine to issue preferred shares or other types of senior securities to add leverage to its portfolio. The Fund’s Board may authorize the issuance of preferred shares without the approval of shareholders. If the Fund issues preferred shares in the future, all costs and expenses relating to the issuance and ongoing maintenance of the preferred shares will immediately be borne by the shareholders, and these costs and expenses may be significant. The Fund intends to utilize all forms of leverage opportunistically and may choose to increase or decrease, or eliminate entirely, its use of leverage over time and from time to time based on the Adviser’s assessment of the yield curve environment, interest rate trends, market conditions and other factors. By using leverage, the Fund seeks to obtain a higher return for holders of Shares than if the Fund did not use leverage. Leveraging is a speculative technique and the use of leverage involves increased costs and risk, including increased variability of the Fund’s net income, distributions and net asset value in relation to market changes. There can be no assurance that a leveraging strategy will be used or that it will be successful during any period in which it is employed. The Fund may lose money through the use of leverage. See “Risk Factors – Leverage Risk.” The Fund also may borrow money in order to repurchase its Shares, to facilitate investments or as a temporary measure for extraordinary or emergency purposes, including for the payment of dividends or the settlement of securities transactions that otherwise might require untimely dispositions of portfolio securities held by the Fund.

Board of Trustees

The Fund’s Board has overall responsibility for monitoring and overseeing the Fund’s investment program and its management and operations. A majority of the Trustees are not “interested persons” of the Fund, the Adviser, the Distributor, the Sub-Advisers, or any affiliates of any of the foregoing, as defined by the Investment Company Act (the “Independent Trustees”). See “Management of the Fund – Independent Trustees.”

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Investment Management Fee

The Fund pays the Adviser an investment management fee equal to 1.00% annually of the average daily NAV of the Fund (the “Investment Management Fee”). The Investment Management Fee is accrued daily and payable quarterly in arrears. The Investment Management Fee is paid to the Adviser out of the Fund’s assets. Because the Investment Management Fee is calculated based on the Fund’s average daily NAV and is paid out of the Fund’s assets, it reduces the NAV of the Shares. To the extent the Fund makes investments through a Subsidiary, the Adviser may receive additional compensation at an annual rate based on the Subsidiary’s average daily net assets for providing management services to the Subsidiary. The Adviser has contractually agreed to reduce the Investment Management Fee paid by the Fund in an amount equal to any management fees it receives from the VCRDX Subsidiary such that, for the collective net assets of the Fund and the VCRDX Subsidiary, the total Investment Management Fee is calculated at a rate of 1.00%.

The Adviser has entered into a sub-advisory agreement with each Sub-Adviser and pays the Sub-Advisers out of the Investment Management Fee it receives from the Fund. Pursuant to the sub-advisory agreements, the sub-advisory fee for each Sub-Adviser is based on the average daily NAV of the Fund’s assets allocated to that Sub-Adviser. Pursuant to its sub-advisory agreement, Brookfield is paid a sub-advisory fee by the Adviser that decreases as assets under management increases. The fee is assessed on a sliding scale ranging from 0.35% down to 0.20% based on the average daily NAV of the Fund’s assets that are managed by Brookfield. Pursuant to its sub-advisory agreement, Lazard is paid a sub-advisory fee by the Adviser equal to 0.30% based on the average daily NAV of the assets of the Fund that are managed by Lazard.

There may be a conflict of interest as a result of the fact that the Adviser will receive the Investment Management Fee irrespective of the allocations of the Fund’s assets among the Adviser and the Sub-Advisers. Because the Adviser compensates the Sub-Advisers from its Investment Management Fee, the Adviser may have an economic incentive to allocate less capital to the securities in which the Sub-Advisers invest or, in allocating among the Sub-Advisers, to allocate less capital to the securities in which the Sub-Adviser with the higher sub-advisory fee invests. The Board monitors these potential conflicts of interest and any effect they may have on the Fund.

See “Summary of Fund Expenses” and “Management of the Fund – Adviser and Investment Management Fee” for more information regarding the Investment Management Fee and other Fund expenses.

Other Fees and Expenses

The Bank of New York Mellon (“BNY Mellon”) performs certain administrative and accounting services for the Fund. In consideration for providing such services, the Fund pays BNY Mellon fees of approximately 0.05% of the Fund’s average annual NAV, assuming anticipated weighted average assets in the Fund of approximately $300 million over the fiscal year. This includes certain minimum payments for services provided. All such fees shall accrue daily and will be paid periodically.

UMB Bank, n.a. (“UMB Bank”) performs custodial services for the Fund. In consideration for providing such services, the Fund pays UMB Bank annual fees of approximately 0.02% of the Fund’s average annual NAV, assuming anticipated weighted average assets in the Fund of approximately $300 million over the fiscal year.

BNY Mellon Investment Servicing (US) Inc. (the “Transfer Agent”) performs certain transfer agency services for the Fund. In consideration for providing such services, the Fund pays the Transfer Agent fees of approximately 0.03% of the Fund’s average annual NAV, assuming anticipated weighted

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average assets in the Fund of approximately $300 million over the fiscal year. This includes certain minimum payments for services provided. All such fees shall accrue daily.

The Fund will pay the asset-based fees charged by the Private Funds. Some of the Private Funds will simply charge an asset management fee on the net asset value of the Fund’s investment. However, the Fund may invest in funds that assess a fee that is charged as an additional performance fee and applied as a percentage share of the returns in excess of a minimum hurdle rate of return to the investors (net of any management fees). In addition, to the extent investment opportunities are made available through Arrangers, the Fund may be responsible for sourcing fees and other compensation, such as ongoing monitoring fees, a portion of which may be charged based on the performance of certain investments. See “Management of the Fund – Other Expenses of the Fund” and “Summary of Fund Expenses.”

Suitability of Investment

Investing in the Fund involves a considerable amount of risk. Shareholders may lose some or all of their investment in the Fund. Investing in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the Shares and should be viewed as a long-term investment. An investment in the Fund may not be suitable for investors who may need their investment or any return from their investment in the Fund in a specified time frame. Before making your investment decision, you and/or your personal financial advisor should (i) consider the suitability of this investment with respect to your investment objectives and personal situation, and (ii) consider factors such as your personal net worth, income, age, risk tolerance and liquidity needs. The Fund should be considered to be an illiquid investment. You will not be able to redeem your Shares on a daily basis because the Fund is a closed-end fund. In addition, while a shareholder has a limited ability to transfer or resell Shares pursuant to the provisions of the Fund’s Agreement and Declaration of Trust (as amended and restated from time to time, the “Declaration of Trust”), the Fund’s Shares are not traded on an active market and there is currently no secondary market for the Shares. However, limited liquidity will be available through quarterly repurchases of Shares by the Fund of at least 5% of the outstanding Shares during each quarterly period. See “Risk Factors – Interval Fund Risk” and “– Liquidity Risk.”

Reinvestment of Distributions

To qualify for treatment as a RIC, the Fund is required to distribute at least 90% of its “investment company taxable income” (as that term is defined in the Code without regard to the deduction for dividends paid—generally taxable ordinary income and the excess, if any, of net short-term capital gains over net long-term capital losses) to shareholders in accordance with the requirements of the Code each year. The Fund intends to satisfy this requirement through regular quarterly distributions to shareholders. In addition, the Fund may make distributions to shareholders of all or a portion of the Fund’s net long term capital gains, which may include gains allocated to the Fund by the Private Funds or that the Fund realizes upon the disposition of an interest in a Private Fund. The Fund will establish reasonable cash reserves to meet Fund cash payment obligations prior to making distributions. For U.S. federal income tax purposes, the Fund’s distributions may be treated in the hands of shareholders as, among other things, ordinary income, qualified dividends, capital gains, or returns of capital. The portion of a distribution treated as a return of capital is not taxable, but reduces a shareholder’s tax basis in its shares, thus reducing any loss or increasing any gain on a subsequent taxable disposition by the shareholder of its shares. To the extent the distribution exceeds a shareholder’s basis in its Shares, such shareholder will recognize a capital gain. See “Taxes.”

All distributions paid by the Fund will be reinvested in additional Shares of the Fund unless a shareholder is ineligible or “opts out” (elects not to reinvest in additional Shares). A shareholder may elect initially not to reinvest by indicating that choice on their initial application in connection with the purchase of Shares. Thereafter, a shareholder is free to change his, her or its election on a quarterly basis by contacting

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the Transfer Agent, BNY Mellon Investment Servicing (US) Inc. (or, alternatively, by contacting the financial intermediary that sold such shareholder his, her or its Shares, who will inform the Fund). Shares purchased by reinvestment will be issued at their NAV on the ex-dividend date. A shareholder’s initially purchased Shares will not be subject to a “sales load,” as defined in the Investment Company Act, nor shall there be other charges for Shares issued upon reinvestment. The Fund reserves the right to suspend or limit at any time the ability of shareholders to reinvest distributions. The automatic reinvestment of dividends and capital gain distributions does not relieve shareholders of any U.S. federal income tax that may be payable (or required to be withheld) on such distributions. See “Taxes” and “Description of Shares.”

Quarterly Repurchases of Shares

The Fund provides liquidity through a quarterly repurchase policy pursuant to Rule 23c-3 under the Investment Company Act. The Fund’s fiscal year ends on the last day of March each year. Once each fiscal quarter, the Fund will offer to repurchase at NAV no less than 5% of outstanding Shares, nor more than 25% of the outstanding Shares unless such offer is suspended or postponed in accordance with regulatory requirements. The repurchase offer amount will be determined by the Board before each repurchase offer. The offer to purchase Shares is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities. Shareholders will be notified in writing of each quarterly repurchase offer (each, a “Repurchase Offer”) and the date the Repurchase Offer ends (the “Repurchase Request Deadline”). Shares will be repurchased at the NAV per Share determined as of the close of business typically as of the Repurchase Request Deadline, but no later than the 14th day after the Repurchase Request Deadline (each, a “Repurchase Pricing Date”). The Fund’s initial repurchase offer is expected to occur on or about the third quarter of 2024.

Shareholders will be notified in writing about each quarterly Repurchase Offer, how they may request that the Fund repurchase their Shares and the Repurchase Request Deadline. Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate repurchase amounts established for that Repurchase Request Deadline. The time between the notification to shareholders and the Repurchase Request Deadline is expected to be approximately 30 days, but may vary from no more than 42 days to no less than 21 days. Certain authorized institutions, including Intermediaries, custodians and clearing platforms, may set times prior to the Repurchase Request Deadline by which they must receive all shareholder repurchase requests and may require certain additional information. In addition, certain clearing houses may require shareholders to submit repurchase requests only on the Repurchase Request Deadline. Payment pursuant to the repurchase will be made by checks to the shareholder’s address of record, or credited directly to a predetermined bank account, no more than 7 days after the Repurchase Pricing Date (the “Repurchase Payment Date”). The Board may establish other policies for repurchases of Shares that are consistent with the Investment Company Act, regulations thereunder and other applicable laws. The Shares will not be subject to an early withdrawal charge.

If Share repurchase requests exceed the number of Shares in the Fund’s Repurchase Offer, the Fund may, in its sole discretion, (i) repurchase the number of Shares in the Fund’s Repurchase Offer, allocating such repurchase among the shareholders on a pro rata basis based on the number of Shares tendered by each of the shareholders, or (ii) increase the number of Shares to be repurchased by up to 2.0% of the Fund’s outstanding Shares. If the Fund determines to repurchase additional Shares beyond the Repurchase Offer amount and if shareholders tender an amount of Shares greater than that which the Fund is entitled to repurchase, the Fund will repurchase the tendered Shares on a pro rata basis based on the number of Shares tendered by each of the shareholders. However, the Fund may accept all shares tendered for repurchase by shareholders who own less than one hundred Shares and who tender all of their Shares, before prorating other amounts tendered. Because of the potential for proration, tendering shareholders may not have all of their tendered Shares repurchased by the Fund in any Repurchase Offer.

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Taxation

The Fund intends to elect and to qualify and be eligible to be treated each year as a RIC under the Code. Provided the Fund so qualifies and is eligible for such treatment, the Fund will not be subject to U.S. federal income tax on its taxable income and gains that it timely distributes to shareholders in accordance with the requirements of the Code. The Fund intends to distribute its income and gains in a way that it will not be subject to a federal excise tax on certain undistributed amounts. Distributions are taxable as described herein whether shareholders receive them in cash or reinvest them in additional shares.

Although the Fund is considered a non-diversified fund within the meaning of the Investment Company Act, the Fund must satisfy certain diversification tests under the Code in order to qualify as a RIC. For the purpose of satisfying those tests as well as the 90% gross income test, the Fund will in certain cases be required to “look through” to the character of the income, concentrations of any issuer’s securities and investments held by the Private Funds or managed in the Fund’s public securities portfolio. However, unlike registered investment companies, Private Funds are not obligated by regulation to disclose publicly the contents of their portfolios. Any lack of transparency may make it difficult for the Adviser to monitor the sources of the Fund’s income and the allocation of its assets, and otherwise comply with the requirements for taxation as a RIC under the Code, and ultimately may limit the universe of Private Funds in which the Fund can invest. If the Fund were to fail to qualify and be eligible to be treated as a RIC, the Fund would be subject to corporate-level taxation, thereby reducing the return on a shareholder’s investment. In addition, the Fund could be required to recognize unrealized gains, pay taxes and make distributions (which could be subject to interest charges) before requalifying for taxation as a RIC. There can be no assurance given that the Fund will be able to qualify for and maintain RIC status. See “Taxes” and, in the SAI, “Tax Aspects.”

Risk Factors

An investment in the Fund is subject to a high degree of risk. Risks of investing in the Fund, or in an investment vehicle managed by Managers (as defined below) utilized by the Fund, include, but are not limited to, those outlined below. For purposes of this section, references to “the Adviser” should be read to include the Sub-Advisers and the Managers and references to “the Fund” should be read to include the Private Funds and the Subsidiaries, in each case as applicable. See “Risk Factors” and elsewhere in this Prospectus where risks of investment are discussed in more detail. You should consider carefully the risks before investing in the Shares. You may also wish to consult with your legal and tax advisors before deciding whether to invest in the Fund.

•	Infrastructure-Related Companies Risk. The Fund intends to make direct and indirect investments in Infrastructure Loans, the equity and debt securities of infrastructure companies, or securities backed by infrastructure assets. As such, an investment in the Fund is subject to certain risks associated with the related ownership, use and operation of infrastructure and infrastructure-related assets in general, including: the burdens of ownership of infrastructure; local, national and international economic conditions; the supply and demand for services from and access to infrastructure; the financial condition of users and suppliers of infrastructure assets; changes in interest rates and the availability of funds which may render the purchase, sale or refinancing of infrastructure assets difficult or impracticable; changes in environmental laws and regulations, and planning laws and other governmental rules; environmental claims arising in respect of infrastructure acquired with undisclosed or unknown environmental problems or as to which inadequate reserves have been established; disruptive weather and environmental effects; changes in energy prices; changes in fiscal and monetary policies; negative developments in the economy that depress travel; uninsured casualties; insurance costs and industry competition; technological
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developments and disruptions; force majeure acts, terrorist events, under-insured or uninsurable losses; and other factors which are beyond the reasonable control of the Fund. In many cases, the rates, or the fees charged to end users, that are charged by suppliers of infrastructure assets are determined by regulators, concession agreements with governments (i.e., agreements between a government and a private company in which the company is granted rights to operate, maintain, or develop specific assets for an agreed-upon period in exchange for fees), and long-term contracts. Owners of such assets in many cases have the ability to increase such rates or fees in connection with inflation, economic growth, or otherwise. Many of these factors could adversely affect an infrastructure company’s ability to meet its obligations under any Infrastructure Loan the Fund holds or in which it otherwise holds an investment interest (including its ability to make timely payments of interest and principal or repay its loans when due). Additionally, many of these factors could adversely affect the Fund’s equity interest in an infrastructure company or an infrastructure asset and thereby negatively affect the Fund’s returns.

•	Debt Securities and Related Investments Risk. The Fund intends to invest in infrastructure debt securities, including but not limited to senior secured debt, subordinated debt, term loan B facilities, 144A project financings, senior loans, mezzanine debt, B-notes, agency debt and other infrastructure-related debt. In addition to risks generally associated with debt securities and related investments (e.g., credit risk, interest rate risk), the Fund’s infrastructure debt securities are subject to other risks. Certain factors may affect materially and adversely the market price and yield of such debt securities, including investor demand, changes in the financial condition of the borrower, government fiscal policy and domestic or worldwide economic conditions. It is likely that many of the debt securities in which the Fund may invest will be unrated, or, if rated, below investment grade (commonly referred to as “high yield” securities or “junk bonds”), and whether or not rated, the debt securities may have speculative characteristics. Debt securities are regarded as predominantly speculative with respect to an infrastructure company’s capacity to pay interest and repay principal in accordance with the terms of its obligations and involve risk exposure to adverse market and other financial conditions.

•	Loan-Related Investments Risk. In addition to risks generally associated with debt securities and related investments (e.g., credit risk, interest rate risk), loan-related investments such as loan participations and assignments are subject to other risks. Although a loan obligation may be fully collateralized at the time of acquisition, the collateral may decline in value, be or become illiquid or less liquid, or lose all or substantially all of its value subsequent to investment. Many loan investments are subject to legal or contractual restrictions on resale and certain loan investments may be or become illiquid or less liquid and more difficult to value, particularly in the event of a downgrade of the loan or the borrower. There is less readily available, reliable information about most loan investments than is the case for many other types of securities. Substantial increases in interest rates may cause an increase in loan obligation defaults.

The Fund may invest in loans in any part of the capital structure. Senior loans hold the most senior position in the capital structure of a business entity, and are typically secured with specific collateral, but are nevertheless usually rated below investment grade. Second lien loans are subordinated to the security interest of the senior lender or unsecured, and thus lower in priority of payment to senior loans and are subject to the additional risk that the cash flow of the borrower and property securing the loan or debt, if any, may be insufficient to meet scheduled payments after giving effect to the senior secured obligations of the borrower. Second lien loans generally have greater price volatility than senior loans and may be less

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liquid. Generally, loans have the benefit of covenants that impose restrictions and obligations on the borrower, including, in some cases, restrictions on ability of the borrower to further encumber its assets.

“Covenant-lite” agreements feature incurrence covenants, as opposed to more restrictive maintenance covenants. Under a maintenance covenant, the borrower would need to meet regular, specific financial tests, while under an incurrence covenant, the borrower only would be required to comply with the financial tests at the time it takes certain actions (e.g., issuing additional debt, paying a dividend, making an acquisition). A covenant-lite obligation contains fewer maintenance covenants than other obligations, or no maintenance covenants, and may not include terms that allow the lender to monitor the performance of the borrower and declare a default if certain criteria are breached. To the extent a loan does not have certain covenants (or has less restrictive covenants), an investment in the loan will be particularly sensitive to the risks associated with loan investments.

•	Loan Assignment and Participation Risk. The Fund may purchase loan assignments and participations. As the purchaser of an assignment, the Fund typically succeeds to all the rights and obligations of the assigning institution and becomes a lender under the credit agreement with respect to the debt obligation; however, the Fund may not be able to unilaterally enforce all rights and remedies under the loan and with regard to any associated collateral. Because assignments may be arranged through private negotiations, the rights and obligations acquired by the Fund as the purchaser of an assignment may differ from, and be more limited than, those held by the assigning lender. In addition, if the loan is foreclosed, the Fund could have a partial ownership interest in any collateral and could bear the costs and liabilities of owning and disposing of the collateral. In connection with purchasing participations, the Fund generally will not have any right to enforce compliance by the borrower with the terms of the loan agreement relating to the loan, nor any rights of set-off against the borrower, and the Fund may not directly benefit from any collateral supporting the loan in which it has purchased the participation. As a result, the Fund will be subject to the credit risk of both the borrower and the lender that is selling the participation. In the event of the insolvency of the lender selling a participation, the Fund may be treated as a general creditor of the lender and may not benefit from any set-off between the lender and the borrower.

•	Second Liens and Subordinated Loans. The Fund may invest in secured subordinated loans, including second and lower lien loans. Second lien loans are generally second in line in terms of repayment priority. A second lien loan may have a claim on the same collateral pool as the first lien or it may be secured by a separate set of assets. Second lien loans generally give investors priority over general unsecured creditors in the event of an asset sale. The priority of the collateral claims of third or lower lien loans ranks below holders of second lien loans and so on. Such junior loans are subject to the same general risks inherent to any loan investment, including credit risk, market and liquidity risk, and interest rate risk. Due to their lower place in the borrower’s capital structure and possible unsecured or partially secured status, such loans involve a higher degree of overall risk than senior loans of the same borrower. In addition, the rights the Fund may have with respect to the collateral securing the loans the Fund makes to borrowers with senior debt outstanding may also be limited pursuant to the terms of one or more intercreditor agreements that the Fund may enter into with the holders of such senior debt. Under a typical intercreditor agreement, at any time that obligations that have the benefit of the first priority liens are outstanding, any of the following actions that may be taken in respect of the collateral will be at the direction of the holders of the obligations secured by the first priority liens: (i) the ability to cause the
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commencement of enforcement proceedings against the collateral; (ii) the ability to control the conduct of such proceedings; (iii) the approval of amendments to collateral documents; (iv) releases of liens on the collateral; and (v) waivers of past defaults under collateral documents. The Fund may not have the ability to control or direct such actions, even if the Fund rights are adversely affected.

•	Unitranche Loans. The Fund may invest in unitranche loans. Unitranche loans provide leverage levels comparable to a combination of first lien and second lien or subordinated loans. From the perspective of a lender, in addition to making a single loan, a unitranche loan may allow the lender to choose to participate in the “first out” tranche, which will generally receive priority with respect to payments of principal, interest and any other amounts due, or to choose to participate only in the “last out” tranche, which is generally paid after the “first out” tranche is paid. The Fund intends to participate in “first out” and “last out” tranches of unitranche loans and make single unitranche loans.

•	Liquidity Risk. The Fund will invest a substantial portion of its assets in debt securities, restricted securities and other investments that are illiquid. Restricted securities are securities that may not be sold to the public without an effective registration statement under the Securities Act, or, if they are unregistered, may be sold only in a privately negotiated transaction or pursuant to an exemption from registration under the Securities Act. The Fund may be unable to sell restricted and other illiquid securities at the most opportune times or at prices approximating the value at which it purchased such securities. The Fund’s portfolio may include a number of investments for which no market exists and which have substantial restrictions on transferability.

In addition, the Fund’s interests in Private Funds are subject to substantial restrictions on transfer. The Fund may liquidate an interest and withdraw from a Private Fund pursuant to limited withdrawal rights. Some Private Funds may subject the Fund to a lockup period or otherwise suspend the repurchase rights of their shareholders, including the Fund, from time to time. Further, managers to the Private Funds (“Managers”) may impose transfer restrictions on the Fund’s interests. There may be no secondary market for the Fund’s interests in Private Funds. The illiquidity of these interests may adversely affect the Fund were it to have to sell interests at an inopportune time.

•	Interval Fund Risk. The Fund is a closed-end investment company that provides limited liquidity through a quarterly repurchase policy under Rule 23c-3 under the Investment Company Act and is designed for long-term investors. Unlike many closed-end investment companies, the Fund’s Shares are not listed on any securities exchange and are not publicly-traded. There is currently no secondary market for the Shares and the Fund expects that no secondary market will develop. Shares are subject to substantial restrictions on transferability and may only be transferred or resold in accordance with the Declaration of Trust, By-Laws and the Fund’s repurchase policy. Shareholders should not expect to be able to sell their Shares in a secondary market transaction regardless of how the Fund performs. Even though the Fund will offer to repurchase Shares on a quarterly basis, there is no guarantee that shareholders will be able to sell Shares at any given time or in the quantity desired. An investment in the Fund is considered an illiquid investment and the Shares are appropriate only for those investors who can tolerate risk and do not require a liquid investment.

•	Unsecured Loans. The Fund may make unsecured loans to borrowers, meaning that such loans will not benefit from any interest in collateral of such borrowers. Liens on such a
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borrower’s collateral, if any, will secure the borrower’s obligations under its outstanding secured debt and may secure certain future debt that is permitted to be incurred by the borrower under its secured loan agreements. The holders of obligations secured by such liens will generally control the liquidation of, and be entitled to receive proceeds from, any realization of such collateral to repay their obligations in full before the Fund. In addition, the value of such collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from sales of such collateral would be sufficient to satisfy the Fund’s unsecured loan obligations after payment in full of all secured loan obligations. If such proceeds were not sufficient to repay the outstanding secured loan obligations, then the Fund’s unsecured claims would rank equally with the unpaid portion of such secured creditors’ claims against the borrower’s remaining assets, if any.

•	Valuation Risk. The value of the Fund’s investments will be difficult to ascertain, and the valuations provided in respect of the Private Funds, private debt investments and other private securities will likely vary from the amounts the Fund would receive upon withdrawal, realization or other disposition of these investments. While the value of the Fund’s publicly-traded securities is more readily ascertainable, the Fund’s ownership interest in Private Funds, private debt investments and other private securities that are not publicly traded will depend on appraisers, pricing agents and other service providers, Arrangers, and Managers to provide a valuation, or assistance with a valuation, of the Fund’s investment. Any such valuation is a subjective analysis of the fair market value of an asset and requires the use of techniques that are costly and time-consuming and ultimately provide only an estimate of value. For information about the value of the Fund’s investment in Private Funds, the Adviser will be dependent on information provided by the Private Funds and Managers, including quarterly unaudited financial statements that, if inaccurate, could adversely affect the Adviser’s ability to value accurately the Fund’s Shares. Moreover, the valuation of the Fund’s investment in a Private Fund, as provided by a Manager as of a specific date, may vary from the fair value of the investment that may be obtained if such investment were sold to a third party.

•	Credit Risk. The credit quality of securities held by the Fund can change rapidly in certain market environments, particularly during times of market volatility, and the default of a single holding could cause significant NAV deterioration. An issuer or guarantor of debt securities (or a borrower or counterparty to a repurchase agreement or reverse repurchase agreement) may not be able to make principal and/or interest payments when they are due or otherwise default on other financial terms and/or may go bankrupt. This is also sometimes described as counterparty risk.

•	Loan Origination Risk. The Fund may originate loans, including, without limitation, Infrastructure Loans issued directly to infrastructure companies or in connection with projects focused on the management, development, construction, renovation, enhancement, maintenance, and/or operation of infrastructure assets. Loans originated by the Fund may be in the form of whole loans, secured and unsecured notes, senior and second lien loans, mezzanine loans, bridge loans or similar investments. The Fund may originate loans to public or private entities of all types, including loans to U.S. and non-U.S. governmental entities or loans issued in connection with projects authorized or sponsored by such entities. The Fund may originate loans to borrowers that are unrated or have credit ratings that are determined by one or more nationally recognized statistical rating organizations (“NRSROs”) and/or the Adviser to be below investment grade. The loans the Fund invests in or originates may vary in maturity and/or duration. The Fund is not limited in the amount,
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size or type of loans it may invest in and/or originate, including with respect to a single borrower or with respect to borrowers that are determined to be below investment grade, other than pursuant to any applicable law.

A significant portion of the Fund’s investments may be originated, although the Fund’s investment in or origination of loans may also be limited by the requirements the Fund intends to observe under Subchapter M of the Code in order to qualify as a RIC. The results of the Fund’s origination activities depend on several factors, including the availability of opportunities for the origination or acquisition of target investments, the level and volatility of interest rates, the availability of adequate short and long-term financing, conditions in the financial markets and economic conditions. Further, the Fund’s inability to raise capital and the risk of portfolio company defaults may materially and adversely affect the Fund’s investment originations, business, liquidity, financial condition, results of operations and its ability to make distributions to Fund shareholders. After origination, the Fund may offer such investments for sale to third parties; however, there is no assurance that the Fund will complete the sale of any such investment. If the Fund is unable to sell, assign, or successfully close transactions for the loans that it originates, the Fund will be forced to hold its interest in such loans for an indeterminate period of time. This could result in the Fund’s investments being concentrated in certain borrowers. The Fund will be responsible for the fees and expenses associated with originating a loan (whether or not consummated). This may include significant legal and due diligence expenses, which will be borne by the Fund and indirectly borne by the shareholders.

Loan origination subjects the Fund to risks associated with debt instruments more generally, including credit risk, prepayment risk, valuation risk, and interest rate risk. Competition for originations of and investments in the Fund’s target investments may lead to the price of such assets increasing or the decrease of interest income from loans originated by the Fund, which may further limit its ability to generate desired returns. In addition, as a result of this competition, desirable investments in the Fund’s target investments may be limited in the future, and the Fund may not be able to take advantage of attractive investment opportunities from time to time, as the Fund can provide no assurance that the Adviser will be able to identify and make investments that are consistent with its investment objectives. In addition, the Fund may originate certain of its investments with the expectation of later syndicating a portion of such investment to third parties. Prior to such syndication, or if such syndication is not successful, the Fund’s exposure to the originated investment may exceed the exposure that the Adviser intended to have over the long-term or would have had had it purchased such investment in the secondary market rather than originating it.

Loan originators are subject to certain state law licensing and regulatory requirements and loan origination and servicing companies are routinely involved in legal proceedings concerning matters that arise in the ordinary course of their business. In addition, a number of participants in the loan origination and servicing industry (including control persons of industry participants) have been the subject of regulatory actions by state regulators, including state Attorneys General, and by the federal government. Governmental investigations, examinations, regulatory actions, or private lawsuits may adversely affect such companies’ financial results. To the extent the Fund engages in loan origination and/or servicing, the Fund will be subject to enhanced risks of litigation, regulatory actions, and other proceedings. As a result, the Fund may be required to pay legal fees, settlement costs, damages, penalties, or other charges, any or all of which could materially adversely affect the Fund and its holdings.

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•	Access Risk. The Adviser is reliant on its relationships with Arrangers in connection with the Adviser’s management of the Fund. To the extent the Adviser is unable to develop or maintain relationships with qualified Arrangers, the Adviser may have difficulty ensuring the Fund’s access to suitable investment opportunities. On an ongoing basis, it cannot be certain that the Adviser and/or the Arrangers will be able to continue to locate a sufficient number of suitable investment opportunities to allow the Fund to fully implement its investment strategy. In addition, privately negotiated investments in loans and illiquid securities of private companies require substantial due diligence and structuring, and the Fund may not be able to achieve its anticipated investment pace. These factors increase the uncertainty, and thus the risk, of investing in the Fund. To the extent the Fund is unable to deploy its capital, its investment income and, in turn, the results of its operations, will likely be materially adversely affected.

•	High Yield Securities Risk. High yield securities (commonly referred to as “junk bonds”) are below investment grade debt securities or comparable unrated securities and are considered predominantly speculative. Lower rated and comparable unrated debt securities tend to offer higher yields than higher rated securities with the same maturities because the historical financial condition of the issuers of such securities may not have been as strong as that of other issuers. However, lower rated securities generally involve greater risks of loss of income and principal than higher rated securities. Changes in economic conditions are more likely to lead to a weakened capacity for the issuers of these securities to make principal payments and interest payments. An economic recession could disrupt the market for high yield securities and may have an adverse impact on the value of such securities. An economic downturn also could adversely affect the ability of leveraged issuers to service their debt obligations or to repay their obligations upon maturity. Factors having an adverse impact on the market value of lower quality securities will have an adverse effect on the Fund’s NAV to the extent that it invests in such securities. In addition, the Fund may incur additional expenses to the extent it is required to seek recovery upon a default in payment of principal or interest on its portfolio holdings or to take other steps to protect its investment in an issuer.

•	Asset-Backed Securities Risk. Asset-backed securities represent interests in “pools” of loans or other assets and often involve risks that are different from or possibly more acute than risks associated with other types of debt instruments. Some asset-backed securities are subject to interest rate risk and prepayment risk. A change in interest can affect the pace of payments on the underlying loans, which in turn affects total return on the securities. Asset-backed securities also carry credit or default risk. If many borrowers on the underlying loans default, losses could exceed the credit enhancement level and result in losses to investors in an asset-backed securities. In addition, asset-backed securities have structural risk due to a unique characteristic known as early amortization, or early payout, risk. Built into the structure of most asset-backed securities are triggers for early payout, designed to protect investors from losses. These triggers are unique to each transaction and can include a big rise in defaults on the underlying loans, a sharp drop in the credit enhancement level or even the bankruptcy of the originator. Once early amortization begins, all incoming loan payments (after expenses are paid) are used to pay investors as quickly as possible based upon a predetermined priority of payment.

•	Leverage Risk. There are significant risks associated with borrowings and leverage. Leverage is a speculative technique that may expose the Fund to greater risk and increased costs. There is no assurance that a leveraging strategy would be successful. Leverage involves risks and special considerations for shareholders including:
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•	the likelihood of greater volatility of NAV of the Shares, and of the investment return to shareholders, than a comparable portfolio without leverage;

•	the risk that fluctuations in interest rates on borrowings and short-term debt that the Fund must pay will reduce the return to shareholders;

•	the effect of leverage in a declining market or a rising interest rate environment, which would likely cause a greater decline in the NAV of the Shares than if the Fund were not leveraged;

•	the potential for an increase in operating costs, which may reduce the Fund’s total return; and

•	the possibility either that dividends will fall if the interest and other costs of leverage rise, or that dividends paid on Shares will fluctuate because such costs vary over time.

In addition to any borrowing utilized by the Fund, the Private Funds in which the Fund invests may utilize leverage. While leverage presents opportunities for increasing the Fund’s or a Private Fund’s total return, it has the effect of potentially increasing losses as well. If income and appreciation on investments made with borrowed funds are less than the required interest payments on the borrowings, the value of the Fund or the Private Fund will decrease. Additionally, any event which affects adversely the value of an investment by the Fund or a Private Fund would be magnified to the extent the Fund or such Private Fund is leveraged. Furthermore, because the Private Funds may themselves incur higher level of leverage than that which the Fund is permitted, the Fund could be effectively leveraged in an amount far greater than the limit imposed by the Investment Company Act.

To the extent the fund issues preferred shares, the Fund’s assets attributable to any outstanding preferred shares or other forms of leverage, if any, will be invested in accordance with the Fund’s investment objectives and policies as described herein. Dividends payable with respect to any preferred shares outstanding and interest expense payable by the Fund with respect to any other forms of leverage will generally be based on shorter-term interest rates that would be periodically reset. If shorter-term interest rates rise relative to the rate of return on the Fund’s portfolio, the interest and other costs to the Fund of leverage could exceed the rate of return on the debt obligations and other investments held by the Fund, thereby reducing return to Fund shareholders. In addition, fees and expenses of any form of leverage used by the Fund will be borne entirely by Fund shareholders (and not by preferred shareholders, if any) and will reduce the investment return of the Shares. Therefore, there can be no assurance that the Fund’s use of leverage will result in a higher yield on the Shares, and it may result in losses. In addition, any preferred shares issued by the Fund are expected to pay cumulative dividends, which may tend to increase leverage risk.

The Fund’s use of leverage will include investing in reverse repurchase agreements. Reverse repurchase agreements involve the risks that the interest income earned on the investment of the proceeds will be less than the interest expense and Fund expenses associated with the repurchase agreement, that the market value of the securities sold by the Fund may decline below the price at which the Fund is obligated to repurchase such securities and that the securities may not be returned to the Fund. There is no assurance that reverse repurchase agreements can be successfully employed.

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•	Environmental and Unforeseen Liabilities Risk. The Fund could face substantial risk of loss from claims based on environmental problems associated with the real assets underlying the Fund’s investments, including claims in connection with adverse effects from global climate change. For example, persistent wildfires, a rise in sea levels, an increase in powerful windstorms and/or a storm-driven increase in flooding could cause assets to lose value or become unmarketable altogether. Furthermore, changes in environmental laws or in the environmental condition of an asset may create liabilities that did not exist at the time of the acquisition of such investment by the Fund and that could not have been foreseen. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such environmental condition. Divestment trends tied to concerns about climate change could also adversely affect the value of certain assets. In addition, the Fund could be affected by undisclosed matters, including, but not limited to, legal easements, breaches of planning legislation, building regulations and statutory regimes, and duties payable to municipalities and counties. It is therefore possible that the Fund could acquire an investment affected by such matters, which may have a material adverse effect on the value of such investments.

•	Inflation/Deflation Risk. Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money. Inflation, and investors’ expectation of future inflation, can impact the current value of portfolio investments, resulting in lower asset values and losses to Fund investors. Inflation rates may change frequently and drastically as a result of various factors, including unexpected shifts in the domestic or global economy, and the Fund’s investments may not keep pace with inflation, which may result in losses to Fund shareholders or adversely affect the real value of investments in the Fund. This risk may be elevated compared to historical market conditions because of the historically high prevailing inflation rates, recent current events, monetary policy measures, regulatory changes, and the current interest rate environment. Deflation risk is the risk that the prices throughout the economy decline over time—the opposite of inflation. Deflation may have an adverse effect on the creditworthiness of issuers and may make issuer default more likely, which may result in a decline in the value of the Fund’s portfolio.

•	Interest Rate Risk. A wide variety of factors can cause interest rates or yields of U.S. Treasury securities or other types of bonds to rise (e.g., central bank monetary policies, inflation rates, general economic conditions, reduced market demand for low yielding investments). Recently, the U.S. Federal Reserve increased interest rates from historically low levels, resulting in rising interest rates across the financial system. Thus, the Fund currently faces a heightened level of risk associated with high interest rates and/or bond yields. Interest rate increases may result in a decline in the value of the fixed income or other investments held by the Fund that move inversely to interest rates. A decline in the value of such investments would result in a decline in the Fund’s NAV. Additionally, further changes in interest rates could result in additional volatility and could cause Fund shareholders to tender their Shares for repurchase at its regularly scheduled repurchase intervals. The Fund may need to liquidate portfolio investments at disadvantageous prices in order to meet such repurchases. Further increases in interest rates could also cause dealers in fixed income securities to reduce their market making activity, thereby reducing liquidity in these markets. To the extent the Fund holds fixed income securities or other securities that behave similarly to fixed income securities, the longer the maturity dates are for such securities will result in a higher likelihood of a decrease in value during periods of rising interest rates.
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•	Reliance on Key Persons Risk. The Fund relies on the services of certain executive officers who have relevant knowledge of the investments in which the Fund may invest and familiarity with the Fund’s investment objectives, strategies and investment features. The loss of the services of any of these key personnel could have a material adverse impact on the Fund.

•	Fund Capitalization Risk. There is a risk that the Fund may not continue to raise capital sufficient to maintain profitability and meet its investment objectives. An inability to continue to raise capital may adversely affect the Fund’s diversification, financial condition, liquidity and results of operations, as well as its compliance with regulatory requirements and tax diversification requirements.

•	Business and Regulatory Risks. Legal, tax and regulatory changes (including laws relating to taxation of the Fund’s investments, trade barriers and currency exchange controls), as well as general economic and market conditions (such as interest rates, availability of credit, credit defaults, inflation rates and general economic uncertainty) and national and international political circumstances, may adversely affect the Fund. To the extent that legislation or state or federal regulators that regulate certain financial institutions impose additional requirements or restrictions with respect to the ability of such institutions to make loans, particularly in connection with highly leveraged transactions, the availability of loans for investment may be adversely affected.

•	Diversification Risk. The Fund is a “non-diversified” management investment company under the Investment Company Act. This means that the Fund may invest a greater portion of its assets in a limited number of issuers than would be the case if the Fund were classified as a “diversified” management investment company. Accordingly, the Fund may be subject to greater risk with respect to its portfolio securities than a “diversified” fund because changes in the financial condition or market assessment of a single issuer may cause greater fluctuation in the value of its interests.

•	Private Funds Risk. The Private Funds will not be subject to the Investment Company Act, nor will they be publicly traded. As a result, the Fund’s investments in the Private Funds will not be subject to the protections afforded to shareholders under the Investment Company Act. These protections include, among others, certain corporate governance standards, such as the requirement of having a certain percentage of the directors serving on a board as independent directors, statutory protections against self-dealing by the Managers, and leverage limitations.

Further, the Private Funds are not subject to the same investment limitations as the Fund and may have different and contrary investment limitations and other policies. Unlike registered investment companies, the Private Funds currently are not obligated by regulations or law to disclose publicly the contents of their portfolios. As such, the Fund has limited visibility into the underlying investments of the Private Funds and is dependent on information provided by the Managers. This lack of transparency may make it difficult for the Adviser to monitor the sources of the Fund’s income and the allocation of its assets, and otherwise comply with regulations applicable to the Fund, may result in style drift, and ultimately may limit the universe of Private Funds in which the Fund can invest.

Investment in Private Funds carries the risk of loss due to Private Funds’ fraud, intentional or inadvertent deviations from a predefined investment strategy (including excessive concentration, directional investing outside of predefined ranges, excessive leverage or new

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capital markets), or poor judgment. During the lifetime of the Fund, there could be material changes in one or more Private Funds, including changes in control and mergers. The effect of such changes on a Private Fund cannot be predicted but could be material and adverse. Given the limited liquidity of the Private Funds, the Fund may not be able to alter its portfolio allocation in sufficient time to respond to any such changes, resulting in substantial losses from risks of Private Funds.

In order to meet its obligation to provide capital for unfunded commitments, the Fund may be required to hold some, or in certain cases a substantial amount, of its assets temporarily in money market securities, cash or cash equivalents, possibly for several months; liquidate portfolio securities at an inopportune time; or borrow under a line of credit. This could make it difficult or impossible to take or liquidate a position in a particular security at a price consistent with the Adviser’s strategy.

By investing in the Private Funds indirectly through the Fund, a shareholder bears two layers of asset-based fees and expenses – at the Fund level and the Private Fund level – in addition to indirectly bearing any performance fees charged by the Private Fund. In the aggregate, these fees might exceed the fees that would typically be incurred by a direct investment with a single Private Fund.

The Fund’s investments in Private Funds are priced according to their fair value, as determined in good faith by the Adviser. These valuations are based on estimates, which may prove to be inaccurate; these valuations are used to calculate fees payable to the Adviser and the net asset value of the Fund’s shares. Investors who purchase or redeem Fund shares on days when the Fund is holding fair-valued investments may receive fewer or more shares or lower or higher redemption proceeds than they would have received if readily available market values were available for all of the Fund’s investments.

•	Rule 144A Securities Risk. The Fund may invest in securities that have not been registered for public sale, but that are eligible for purchase and sale pursuant to Rule 144A under the Securities Act. Rule 144A permits certain qualified institutional buyers, such as the Fund, to trade in privately placed securities that have not been registered for sale under the Securities Act. Rule 144A securities may be deemed illiquid, although the Fund may determine that certain Rule 144A securities are liquid.

•	Privately Placed Securities Risk. The Fund may invest in non-exchange traded securities, including privately placed securities, which are subject to liquidity and valuation risks. These risks may make it difficult for those securities to be traded or valued, especially in the event of adverse economic and liquidity conditions or adverse changes in the issuer’s financial condition. The market for certain non-exchange traded securities may be limited to institutional investors, subjecting such investments to further liquidity risk if a market were to limit institutional trading. There may also be less information available regarding such non-exchange traded securities than for publicly traded securities, which may make it more difficult for the Adviser to fully evaluate the risks of investing in such securities and as a result place a Fund’s assets at greater risk of loss than if the Adviser had more complete information. In addition, the issuers of non-exchange traded securities may be distressed, insolvent, or delinquent in filing information needed to be listed on an exchange. Disposing of non-exchange traded securities, including privately placed securities, may involve time-consuming negotiation and legal expenses, and selling them promptly at an acceptable price may be difficult or impossible.
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•	Preferred Securities Risk. The Fund may invest in preferred shares of other issuers. Preferred shares are securities that represent an ownership interest providing the holder with claims on the issuer’s earnings and assets before common shareholders, but after bond holders and other creditors. Preferred shares are equity securities, but they have many characteristics of fixed income securities, such as a fixed (or floating) dividend payment rate and/or a liquidity preference over the issuer’s common shares. However, because preferred shares are equity securities, they may be more susceptible to risks traditionally associated with equity investments than the Fund’s fixed income securities. Unlike debt securities, the obligations of an issuer of preferred stock, including dividend and other payment obligations, may not typically be accelerated by the holders of such preferred stock on the occurrence of an event of default or other non-compliance by the issuer of the preferred stock. Investments in preferred stock present market and liquidity risks. The value of a preferred stock may be highly sensitive to the economic condition of the issuer, and markets for preferred stock may be less liquid than the market for the issuer’s common stock. In addition, the terms of preferred shares often do not include covenants that impose restrictions and obligations on the borrower to the degree that a lender may impose in connection with a loan.

•	Equity Securities Risk. The prices of equity and preferred securities fluctuate based on changes in a company’s financial condition and overall market and economic conditions. Preferred securities may be subject to additional risks, such as risks of deferred distributions, liquidity risks, and differences in shareholder rights associated with such securities.

•	Municipal Securities Risk. The Fund may invest in municipal securities issued by states, local municipalities, territories and possessions of the United States and the District of Columbia. The value of municipal securities can be affected by changes in their actual or perceived credit quality. The credit quality of municipal securities can be affected by, among other things, the financial condition of the issuer or guarantor, the issuer’s future borrowing plans and sources of revenue, the economic feasibility of the revenue bond project or general borrowing purpose, political or economic developments in the state or region where the security is issued, and the liquidity of the security. Because municipal securities are generally traded over the counter, the liquidity of a particular issue often depends on the willingness of dealers to make a market in the security.

•	Distressed Debt Risk. Investments in the securities of financially distressed or defaulted issuers are speculative and involve substantial risks. These securities may present a substantial risk of default or may be in default at the time of investment. The Fund may incur additional expenses to the extent it is required to seek recovery upon a default in the payment of principal or interest on its portfolio holdings. In any reorganization or liquidation proceeding relating to a portfolio company, the Fund may lose its entire investment or may be required to accept cash or securities with a value less than its original investment. Among the risks inherent in investments in a troubled entity is that it frequently may be difficult to obtain information as to the true financial condition of such issuer. The Adviser’s judgment about the credit quality of the issuer and the relative value and liquidity of its securities may prove to be wrong. Distressed securities and any securities received in an exchange for such securities may be subject to restrictions on resale.

•	Active Management Risk. Identifying the appropriate investment strategies is difficult and involves a high degree of uncertainty. The performance of the Fund depends in large part upon the ability of the Adviser to choose successful investments, Sub-Advisers and
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Managers and upon the ability of the Adviser, Sub-Advisers and Managers to develop and implement investment strategies that achieve the Fund’s investment objectives. With respect to the Sub-Advisers and investments in Private Funds, although the Adviser monitors the Sub-Advisers and Managers, it is possible that one or more Sub-Advisers and/or Managers may take substantial positions in the same instruments or markets at the same time, thereby interfering with the Fund’s investment goal. Sub-Advisers and Managers are subject to various risks, including risks relating to operations and back-office functions, property management, accounting, administration, risk management, valuation services and reporting, and may also face competition from other industry participants that may be more established, have larger asset bases and have larger numbers of qualified management and technical personnel.

Conflicts of interest may arise from the fact that the Adviser, the Sub-Advisers and their respective affiliates may be carrying on substantial investment activities for other clients in which the Fund has no interest. In addition, the Adviser, the Sub-Advisers and their respective affiliates, and any of their respective officers, directors, partners, members or employees, may invest for their own accounts in various investment opportunities, including in private investment funds, private investment companies or other investment vehicles in which the Fund will have no interest. Furthermore, the Adviser, the Sub-Advisers and their respective affiliates manage the assets of and/or provide advice to funds and accounts other than the Fund, which could compete for the same investment opportunities as the Fund.

•	Fees and Expense Risk. By investing in the Private Funds indirectly through the Fund a shareholder bears two layers of fees and expenses – at the Fund level and the Private Fund. In the aggregate, these fees and expenses could be substantial and adversely affect the value of any investment in the Fund. In addition, to the extent investment opportunities are made available through Arrangers, the Fund will be responsible for sourcing fees and other compensation.

•	Payment in Kind Interest Risk. To the extent that the Fund invests in loans with a payment in kind (“PIK”) interest component and the accretion of PIK interest constitutes a portion of the Fund’s income, the Fund will be exposed to risks associated with the requirement to include such non-cash income in taxable and accounting income prior to receipt of cash, including the following: (i) loans with a PIK interest component may have higher interest rates that reflect the payment deferral and increased credit risk associated with these instruments, and PIK instruments generally represent a significantly higher credit risk than coupon loans; (ii) loans with a PIK interest component may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral; (iii) the deferral of PIK interest increases the loan-to-value ratio, which is a fundamental measure of loan risk; and (iv) even if the accounting conditions for PIK interest accrual are met, the borrower could still default when the borrower’s actual payment is due at the maturity of the loan.

•	Floating and Variable Rate Obligations Risk. Floating rate and variable rate obligations are debt instruments issued by companies or other entities with interest rates that reset periodically in response to changes in the market rate of interest on which the interest rate is based. There may be a lag between an actual change in the underlying interest rate benchmark and the reset time for an interest payment of such an obligation, which could harm or benefit the Fund, depending on the interest rate environment or other circumstances. In a rising interest rate environment, for example, a floating or variable rate obligation that does not reset immediately would prevent the Fund from taking full advantage of rising
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interest rates in a timely manner. However, in a declining interest rate environment, the Fund may benefit from a lag due to an obligation’s interest rate payment not being immediately impacted by a decline in interest rates.

•	Market Capitalization Risk. The Fund may invest in equity securities without restriction as to market capitalization, such as those issued by medium-sized and smaller capitalization companies, including micro-cap companies, which may involve higher risks in some respects than do investments in securities of larger companies. Those securities, particularly smaller-capitalization stocks, involve higher risks in some respects than do investments in securities of larger companies. Small-cap and micro-cap stocks typically involve greater risks of loss and price fluctuations because their earnings and revenues tend to be less predictable, their share prices tend to be more volatile, and their markets less liquid than stocks of companies with larger market capitalizations.

•	Subsidiary Risk. By investing through one or more Subsidiaries, including the VCRDX Subsidiary, the Fund is exposed to the risks associated with such Subsidiary’s investments, which are the same risks associated with the Fund’s investments. There can be no assurance that the investment objective of a Subsidiary will be achieved. The Subsidiaries are not registered under the Investment Company Act and therefore are not subject to all of the investor protections of the Investment Company Act. Changes in the laws of the United States and/or the jurisdiction in which a Subsidiary is organized could result in the inability of the Fund and/or the Subsidiary to operate as intended and could adversely affect the Fund.

•	Joint Venture Risk. The Fund, directly or indirectly through a Subsidiary, may enter into joint ventures with unaffiliated third parties to make investments. In these joint ventures, the Fund would generally share control with the third-party partner (for example, the Fund may have approval rights over some or all of the joint venture’s activities, and in limited circumstances, may have the ability to require that the joint venture take specific actions), even though the Fund may hold a majority of the economic interests of a joint venture. In many cases the third-party partner may provide services for the joint venture or its assets, including, without limitation, management of day-to-day operations, asset management, property management, construction or development management, and leasing, refinancing or disposition related services. Such investments may involve risks not otherwise present with other methods of investment. In addition, disputes between the Fund and its joint venture partners may result in litigation or arbitration that would increase the Fund’s expenses and prevent the Fund’s Trustees and officers from focusing their time and efforts on the Fund’s business.

•	Foreign Investing Risk. Foreign investments by the Fund and Private Funds may be subject to economic, political, regulatory and social risks, which may affect the liquidity of such investments. Foreign ownership of real asset-related investments may be restricted, requiring the Private Funds in which the Fund invests to share the applicable investment with local third-party shareholders or investors, and there may be significant local land use and permit restrictions, local taxes and other transaction costs that adversely affect the returns sought by the Fund.

•	Cybersecurity Risk. The Fund is susceptible to operational and information security risks relating to technologies such as the Internet. Cyber incidents affecting the Fund or its service providers have the ability to cause disruptions and impact business operations, potentially resulting in financial losses, impediments to trading, the inability of the Fund to transact
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business, violations of applicable privacy and other laws, regulatory fines, penalties, reputational damage, reimbursement or other compensation costs, or additional compliance costs. Similar adverse consequences could result from cyber incidents affecting the Fund investments, counterparties with which the Fund engages in transactions, governmental and other regulatory authorities, banks, brokers, dealers, insurance companies and other financial institutions. In addition, substantial costs may be incurred in order to prevent cyber incidents in the future.

•	Emerging Markets Risk. Investing in securities of companies based in emerging countries or issued by the governments of such countries involves certain considerations not usually associated with investing in securities of developed countries or of companies located in developed countries, including political and economic considerations. In addition, accounting and financial reporting standards that prevail in certain of such countries generally are not equivalent to standards in more developed countries and, consequently, less information is available to investors in companies located in these countries than is available to investors in companies located in more developed countries. There is also less regulation, generally, of the securities markets in emerging countries than there is in more developed countries.

•	Concentration Risk. The Fund will concentrate its investments in infrastructure-related industries and may focus its investments in one or more specific subset of infrastructure-related assets (e.g., regulated assets, power and renewable energy assets, transportation assets, communications and digital infrastructure assets, social infrastructure assets). As a result, the Fund’s portfolio is subject to greater risk and volatility than if investments had been made in a broader diversification of asset types and industries. In addition to its concentration in infrastructure-related assets, the Fund may, from time to time, invest a substantial portion of its assets in other particular asset types, industries, geographic locations or securities instruments. To the extent that the Fund’s portfolio is concentrated in a property type, geographic location or securities instrument, the risk of any investment decision is increased.

•	Direct Lending Risk. To the extent the Fund is the sole lender in privately offered debt, it may be solely responsible for the expense of servicing that debt, including, if necessary, taking legal actions to foreclose on any security instrument securing the debt (e.g., the mortgage or, in the case of a mezzanine loan, the pledge). This may increase the risk and expense to the Fund compared to syndicated or publicly offered debt.

•	Issuer Risk. Issuer risk is the risk that the value of a security may decline for a reason directly related to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s goods or service. The Fund may also invest in securities of issuers that are, or are about to be, involved in reorganizations, financial restructurings, or bankruptcy (also known as “distressed debt”). To the extent that the Fund invests in distressed debt, the Fund is subject to the risk that it may lose a portion or all or its investment in the distressed debt and may incur higher expenses trying to protect its interests in distressed debt.

•	Limited Operating History Risk. The Fund has limited operating history upon which prospective investors may evaluate the Fund’s past performance and potential future returns. In addition, while the senior investment professionals and other individuals employed by the Adviser have prior experience investing in infrastructure investments and private debt,
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the Fund is the first vehicle managed by the Adviser with an infrastructure income strategy, certain of the Fund’s portfolio managers are new to the Adviser’s investment team, and past performance with respect to such activities is not a guarantee of future results.

●	Tax Risks. Special tax risks are associated with an investment in the Fund. Because the Fund intends to qualify and elect to be treated as a RIC under Subchapter M of the Code, it must satisfy, among other requirements, diversification and 90% gross income requirements, and a requirement that it distribute at least 90% of its ordinary income and net short-term gains in the form of deductible dividends. These requirements for qualification for the favorable tax treatment available to RICs require that the Adviser obtain information from or about the Private Funds in which the Fund is invested. However, Private Funds generally are not obligated to disclose the contents of their portfolios. This lack of transparency may make it difficult for the Adviser to monitor the sources of the Fund’s income and the diversification of its assets, and otherwise to comply with Subchapter M of the Code. Ultimately, this may limit the universe of Private Funds in which the Fund can invest and may adversely bear on the Fund’s ability to qualify as a RIC under Subchapter M of the Code.

The Fund is permitted to invest up to 25% of its total assets in the VCRDX Subsidiary, which has elected to be treated as a corporation for U.S. federal income tax purposes. A RIC generally does not take into account income earned by a U.S. corporation in which it invests unless and until the corporation distributes such income to the RIC as a dividend. Where a Subsidiary, such as the VCRDX Subsidiary, is organized in the U.S., the Subsidiary will be liable for an entity-level U.S. federal income tax on its income from U.S. and non-U.S. sources, as well as any applicable state taxes, which will reduce the Fund’s return on its investment in the Subsidiary. If a net loss is realized by the Subsidiary, such loss is not generally available to offset the income of the Fund. Changes in the tax laws of the United States and/or the State of Delaware could result in the inability of the Fund and/or the Subsidiary to operate as described in this Prospectus and the Fund’s SAI and could adversely affect the Fund and its shareholders.

•	Market Disruption, Health Crises, Terrorism and Geopolitical Risks. The Fund’s investments may be negatively affected by the broad investment environment in the market for infrastructure assets, the debt market and/or the equity securities market. The investment environment is influenced by, among other things, interest rates, inflation, politics, fiscal policy, current events, competition, productivity and technological and regulatory change. In addition, the Fund may be adversely affected by uncertainties such as war, terrorism, international political developments, sanctions or embargos, tariffs and trade wars, changes in government policies, global health crises or similar pandemics, and other related geopolitical events may lead to increased short-term market volatility and have adverse long-term effects on world economies and markets generally, as well as adverse effects on issuers of securities and the value of investments.

•	Settlement Risk. In May 2024, the standard settlement cycle for numerous types of U.S. securities, including many of the securities in which the Fund invests, moved to T+1 from T+2. The Fund has worked with its service providers to prepare for the shortened settlement cycle and to understand and mitigate the potential impacts of shortened settlement on the Fund. However, this reduced settlement cycle may result in additional risks and implementation costs to the Fund to the extent that certain Fund investments have longer settlement cycles.
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You should invest in the Fund only if you can sustain a complete loss of your investment. An investment in the Fund should be viewed only as part of an overall investment program. No assurance can be given that the Fund’s investment program will be successful.

SUMMARY OF FUND EXPENSES

The following table summarizes the expenses of the Fund and is intended to assist shareholders and potential investors in understanding the various costs and expenses that they will bear, directly or indirectly, by investing in the Fund. Each figure below relates to a percentage of the Fund’s daily NAV over the course of a year.

Annual Fund Expenses (as a percentage of net assets attributable to Shares)
Investment Management Fee(1)	1.00%
Other Expenses(2)	0.66%
Acquired Fund Fees and Expenses(3)	0.14%
Total Annual Fund Operating Expenses	1.80%

(1)	The Investment Management Fee is paid to the Adviser at an annual rate of 1.00% of NAV, which accrues daily and is payable quarterly in arrears. The Investment Management Fee shown above is estimated for the Fund’s current fiscal year. To the extent the Fund utilizes the VCRDX Subsidiary, the Management Fee will be payable in part by the Fund and in part by the VCRDX Subsidiary. The Fund pays the Adviser at an annual rate of 1.00% of its NAV (excluding the assets attributable to the Subsidiary) and the VCRDX Subsidiary pays the Adviser at an annual rate of 1.00% of its NAV. The Adviser will pay the Sub-Advisers from its Investment Management Fee. Pursuant to its sub-advisory agreement, Brookfield is paid a sub-advisory fee by the Adviser that decreases as assets under management increases. The fee is assessed on a sliding scale ranging from 0.35% down to 0.20% based on the average daily NAV of the Fund’s assets that are managed by Brookfield. Pursuant to its sub-advisory agreement, Lazard is paid a sub-advisory fee by the Adviser equal to 0.30% based on the average daily NAV of the assets of the Fund that are managed by Lazard.
(2)

“Other Expenses” are based on estimated amounts for the Fund’s current fiscal year and include, without limitation, the Fund’s ongoing offering costs, certain fees and expenses of the VCRDX Subsidiary, and fees and expenses of certain service providers. Actual fees and expenses may be greater or less than those shown. The Adviser has absorbed, and will not seek reimbursement from the Fund, the organizational expenses and initial offering costs.

(3)

Acquired Fund Fees and Expenses (“AFFE”) are based on estimated amounts for the Fund’s current fiscal year and include certain of the fees and expenses incurred indirectly by the Fund as a result of investment in shares of investment companies (including short-term cash sweep vehicles) and certain Private Funds. Although the Private Funds are not investment companies registered pursuant to the Investment Company Act, some of the fund structures may be 3(c)(1)/3(c)(7) Funds (which, for the avoidance of doubt, but for Section 3(c)(1) or 3(c)(7) would meet the definition of investment company under the Investment Company Act and not qualify for any other exemption) while others are Other Private Funds that would not be investment companies for reasons other than the exemptions in Sections 3(c)(1) and 3(c)(7). AFFE includes certain of the fees and expenses, such as management fees (including performance fees, where applicable), audit, and legal expenses (“Operating Costs”), incurred indirectly by the Fund through its investments in 3(c)(1)/3(c)(7) Funds (based on information

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provided by the managers of such 3(c)(1)/3(c)(7) Funds), but excludes the Operating Costs incurred by the Fund through its investments in Other Private Funds that would not be investment companies for reasons other than the exemptions in Sections 3(c)(1) or 3(c)(7), if any. The contractual management fee rates associated with the 3(c)(1)/3(c)(7) Funds are estimated to range from approximately 0.75% to 1.75% per annum of the average NAV of the Fund’s investment in each 3(c)(1)/3(c)(7) Fund. Based on historic fees and expenses received by similar Private Funds, the Fund estimates that performance fees paid to 3(c)(1)/3(c)(7) Funds’ managers or their affiliates will range from 10% to 15% of any such 3(c)(1)/3(c)(7) Fund’s realized and, in certain cases, unrealized annual returns that are in excess of a minimum annual return ranging from 5% to 6% provided to the investors of such 3(c)(1)/3(c)(7) Funds before the manager might share in any returns. Any fees that are based on the performance of 3(c)(1)/3(c)(7) Funds may fluctuate over time, and future AFFE may be substantially higher or lower. The calculation of AFFE assumes investments in 3(c)(1)/3(c)(7) Funds of approximately 10% of the Fund’s net assets. These allocations may change substantially over time and such changes may significantly affect AFFE.

Example

The following example illustrates the hypothetical Annual Fund Operating Expenses that you would pay on a $1,000 investment in the Fund assuming a 5% return and that annual expenses attributable to Shares remain unchanged. The example assumes that you invest $1,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The example does not present actual expenses and should not be considered a representation of future expenses. Actual Fund expenses may be greater or less than those shown.

1 Year	3 Years	5 Years	10 Years
$19	$58	$99	$214

The purpose of the tables above is to assist you in understanding the various costs and expenses you would bear directly or indirectly as a shareholder of the Fund. For a more complete description of the various costs and expenses of the Fund. See “Management of the Fund.”

FINANCIAL HIGHLIGHTS

Because the Fund has not yet completed its initial fiscal year, no financial highlights are shown. Additional information about the Fund’s investments will be available in the Fund’s annual and semi-annual reports when they are prepared.

USE OF PROCEEDS

The Fund will invest the proceeds of the continuous offering of Shares on an ongoing basis in accordance with its investment objectives and policies as stated below. In addition, for cash management purposes or while the Fund seeks investment opportunities, the proceeds of the offering may be invested by the Fund in short-term, high-quality debt securities, money market instruments, money market funds and/or liquid real asset-focused exchange-traded funds, in addition to, or in lieu of, investments consistent with the Fund’s investment objectives and policies. Additionally, the Fund anticipates that some portion of the proceeds of this offering will be used to repurchase the outstanding Shares held by the Fund shareholders in accordance with Rule 23c-3 under the Investment Company Act, including the Shares held by the Adviser. It is currently anticipated that the Fund will be able to invest all or substantially all of the net

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proceeds according to its investment objectives and policies within approximately six months after receipt of the proceeds, depending on general economic and market conditions, the amount and timing of proceeds available to the Fund as well as the availability of investments consistent with the Fund’s investment objectives and policies, and except to the extent proceeds are held in cash to pay dividends or expenses, satisfy repurchase offers or pending capital calls, or for temporary defensive purposes. If the Fund is delayed in investing the proceeds of the offering, the Fund’s distributions could consist, in whole or in part, of a return of capital. A return of capital represents a return of a portion of your investment. A return of capital is not taxable, but it reduces a shareholder’s tax basis in the Shares, thus reducing any loss or increasing any gain on a subsequent disposition of the Shares. In addition, the Fund may maintain a portion of the proceeds in cash to meet operational needs. Thus, there is no guarantee that the Fund will be able to assemble and achieve its desired investment portfolio with the proceeds of the offering; and as a result, the Fund may be prevented from achieving its objectives during any time in which the Fund’s assets are not substantially invested in accordance with its principal investment strategies.

THE FUND

The Fund is a trust formed under the laws of The Commonwealth of Massachusetts on May 11, 2020, and is registered under the Investment Company Act as a closed-end investment management company. The Fund is a “non-diversified company” under the Investment Company Act, meaning that it does not have at least 75% of the value of its total assets represented by cash and cash items (including receivables), government securities, securities of other investment companies, and other securities limited in respect of any one issuer to an amount not greater than 5% of the value of its total assets and to not more than 10% of the outstanding voting securities of such issuer.

The Fund currently offers a single class of Shares designated as “common shares.” Shares of the Fund are continuously offered under the Securities Act. Shares are not listed, and the Fund does not intend to list Shares for trading, on any national securities exchange. The Fund is an interval fund that provides limited liquidity through a quarterly Repurchase Offer of Shares at NAV pursuant to Rule 23c-3 under the Investment Company Act.

The Fund’s address is 5050 S. Syracuse Street, Suite 1100, Denver, Colorado 80237, and its telephone number is (877) 200-1878.

INVESTMENT OBJECTIVES, INVESTMENT STRATEGIES AND INVESTMENT FEATURES

Investment Objectives

The Fund’s primary investment objective is to seek consistent current income, and the Fund’s secondary objective is capital preservation.

Investment Strategy

Under normal market conditions, the Fund seeks to achieve its investment objectives by allocating at least 80% of its net assets (plus the amount of any borrowings for investment purposes) to income-oriented investments that provide exposure to infrastructure assets. The Fund will seek to obtain exposure to infrastructure assets primarily through (i) Infrastructure Loans that are originated by banks or non-bank lenders, including asset management firms, insurance companies and specialty finance companies; (ii) asset-backed securities representing ownership or participation in a pool of Infrastructure Loans or other infrastructure assets, including leasehold and fee simple interests in such assets; (iii) private funds and other

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investment vehicles that primarily invest in Infrastructure Loans; (iv) preferred equity securities of entities that own or operate infrastructure assets; (v) originating and syndicating Infrastructure Loans directly with infrastructure companies or with projects focused on the management, development, construction, renovation, enhancement, maintenance and/or operation of infrastructure assets; and (vi) publicly-traded equity and debt securities of infrastructure companies or securities backed by infrastructure assets. The Fund defines an “infrastructure company” as a company that directly or indirectly derives at least 50% of its revenues from, or devotes at least 50% of its assets to, the ownership, management, development, construction, renovation, enhancement, maintenance and/or operation of infrastructure assets. The Fund considers “infrastructure assets” to include, but not be limited to: (a) regulated assets (such as electricity transmission and distribution facilities, gas distribution systems, water distribution and waste water collection and processing facilities); (b) power and renewable energy assets (such as gas-fired power plants, wind, hydroelectric, and solar facilities); (c) transportation assets (such as toll roads, airports, seaports and railway lines); (d) communications and digital infrastructure assets (such as broadcast and wireless towers, fiber optic networks and providers, satellite networks and data storage centers); and (e) social infrastructure assets (such as schools, universities, hospitals and municipalities). The Fund may focus its investment strategy on, and its portfolio of investments may be focused in, a subset of one or more of these types of investments or more focused on a specific segment of infrastructure assets. This 80% policy is not a fundamental policy of the Fund and may be changed by the Board without shareholder approval upon 60 days’ prior notice to shareholders. The principal investment strategies of the Fund reflect the aggregate operations of the Fund and its Subsidiaries.

In identifying income-oriented infrastructure investments for the Fund, the Adviser seeks assets that feature, among other characteristics: (i) stable and predictable income and cash flow with low return correlations to traditional asset classes such as the broader public equities and fixed income markets; (ii) inelastic demand for their use as essential assets for a functioning society (i.e., assets that are essential enough that demand remains relatively constant regardless of changes in price); (iii) monopolistic characteristics with high barriers to entry (i.e., issuers that are dominant providers of an asset with limited competition); and (iv) low probability of default and strong default recovery rates. The Fund’s investments are generally expected to provide infrastructure companies with capital for construction, acquisitions, and capital expenditures for infrastructure assets, and may include bridge loans and refinancing transactions. These investments may be sourced via the primary issuer or syndicator or by third party arrangers, directly originated by the Fund, or purchased in a secondary market.

The Adviser evaluates investment opportunities originated by or arranged through an extensive network of relationships with Arrangers. The Adviser evaluates opportunities involving a combination of direct lending Arrangers that focus on different sectors and different types of loans in an attempt to limit the Fund’s concentration in any single infrastructure sector or risk and return profile. The Fund will be able to adjust its dealings with Arrangers to the extent they are not performing as expected or adverse circumstances are affecting them, which may be particularly beneficial given the illiquid nature of the Fund’s assets. Furthermore, the Adviser has full discretion to increase or reduce the number of Arrangers through which it sources opportunities based on the market environment or Fund growth trajectory.

Many infrastructure loans are not rated by any rating agency, will not be registered with the SEC or any state securities commission and will not be listed on any national securities exchange. The amount of public information available with respect to any Infrastructure Loan may generally be less extensive than that available for issuers of registered or exchange listed securities. The Fund may make non-U.S. investments, which may be denominated in currencies other than the U.S. dollar. The Fund may invest without limit in securities that are below investment grade (commonly referred to as “high yield” securities or “junk bonds”) or securities that are unrated that the Adviser has determined have similar characteristics as below investment grade securities. There is no limit on the maturity or duration of any individual security and/or other investment in which the Fund may invest. The Fund will invest in securities that, at the time

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of investment, are illiquid. Although the Fund may invest in such instruments without limitation, pursuant to the requirements of the Investment Company Act, the Board has adopted, and the Fund follows, procedures designed to ensure that the Fund maintains sufficient liquidity to meet its periodic repurchase obligations as an interval fund. The Fund may also invest in securities that are unregistered (but are eligible for purchase and sale by certain qualified institutional buyers) or are held by control persons of the issuer and securities that are subject to contractual restrictions on their resale. The Fund’s investment program is speculative and entails substantial risks.

Except as otherwise indicated, the Fund may change its investment objectives and any of its investment policies, restrictions, strategies, and techniques without shareholder approval. The investment objectives of the Fund are not a fundamental policy of the Fund and may be changed by the Board without the vote of a majority (as defined by the Investment Company Act) of the Fund’s outstanding Shares. The Fund will notify shareholders of any changes to its investment objectives or any of its investment policies, restrictions or strategies. Fundamental investment restrictions contained in the SAI may not be changed without shareholder approval. See “Additional Investment Policies – Fundamental Policies” in the SAI for more information about the Fund’s fundamental investment restrictions.

There can be no assurance that the Fund will achieve its investment objectives or that its investment program will be successful. Investors should consider the Fund as a supplement to an overall investment program and should invest only if they are willing to undertake the risks involved. Investors could lose some or all of their investment.

Portfolio Contents

The Fund may make portfolio investments directly or indirectly through one or more Subsidiaries and/or through joint ventures with unaffiliated third parties. References herein to the Fund include references to a Subsidiary in respect of the Fund’s investment exposure. The Fund will comply with certain provisions of the Investment Company Act applicable to the Fund on an aggregate basis with the Subsidiaries, including provisions relating to investment policies (Section 8), affiliated transactions and custody (Section 17), and capital structure and leverage (Section 18). To the extent that any Subsidiary directly incurs leverage in the form of debt, such leverage will be aggregated with the Fund’s leverage for purposes of complying with Section 18 of the Investment Company Act. The VCRDX Subsidiary has the same investment objective and strategies as the Fund and, like the Fund, is managed by the Adviser. The Fund may invest in the VCRDX Subsidiary in order to pursue its investment objective and strategies in a potentially tax-efficient manner.

Privately Issued Infrastructure Debt. The Fund may originate or otherwise invest in privately issued infrastructure debt. The Fund’s privately issued infrastructure debt typically will consist of the following types of investments:

Senior and Unitranche Debt. Senior and unitranche debt includes loans and loan-related investments structured with a senior security interest in infrastructure assets and/or cash flows from the operations of the infrastructure assets, including contract-backed revenues. These loans might be made at the operating company or holding company level. These loans are expected to vary in maturity, but typically have longer durations than subordinated debt and may include a combination of fixed and floating rate interest payments.

Subordinated Debt. Subordinated debt investments are secured by secondary claims against the infrastructure asset and its cash flow. These claims are subordinated to those of the senior debt, which has priority in collateral and cashflow. In certain instances, subordination may be in the form of a senior secured interest in the equity of the infrastructure operating company. This, indirectly through the ownership

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structure of the operating assets, subordinates any claims to the senior secured financing at the asset level. These loans might be made at the operating company or holding company level. Subordinated debt typically will have relatively short maturities and floating interest rates.

Private Placements and 144A Project Financings. The Fund may invest in project bonds and similar types of project financing offerings. “Project bonds” typically refer to one of two types of offerings, but both such offerings involve a private issuance of notes. One type of offering is often referred to as a “traditional private placement,” “Section 4(2) private placement” or a “Regulation D offering,” which is a reference to Section 4(2) of the Securities Act and the regulations promulgated thereunder. The other type of offering is often referred to as a “Rule 144A offering,” which is a reference to Rule 144A promulgated under the Securities Act. Although unregistered at issuance, an active public secondary market may exist for these securities.

Asset-Backed Securities. The Fund may invest in asset-backed securities representing ownership or participation in a pool of Infrastructure Loans or other infrastructure assets, including leasehold and fee simple interests in such assets. Asset-backed securities are typically issued through special purpose vehicles that are bankruptcy remote from the issuer of the collateral. The credit quality of an asset-backed securities transaction depends on the performance of the underlying assets. To protect asset-backed securities investors from the possibility that some borrowers could miss payments or even default on their loans, asset-backed securities include various forms of credit enhancement.

Publicly Traded Infrastructure Investments. The Fund may invest in publicly traded debt and equity securities issued by infrastructure companies or backed by infrastructure assets. The Fund’s publicly traded securities portfolio may consist of the following types of investments:

Infrastructure Debt. Publicly traded debt issuances from infrastructure companies or backed by infrastructure assets, including but not limited to fixed- and floating-rate corporate debt securities, convertible securities and municipal bonds issued by state and local governments for the purpose of financing projects related to infrastructure assets. This may include facilities referred to as “Term Loan B Facilities,” which include syndicated loans made to below investment grade companies that are used to finance infrastructure projects on a limited recourse basis. These loans are typically secured by an equity interest in the borrower and, indirectly, in the infrastructure assets (including all contract rights and offtake agreements in the project). These are rated offerings and may be acquired as part of a syndication or traded in the secondary market with ratings typically ranging between single B to low investment grade. They typically have floating interest rates and are non-amortizing loans, meaning the entire principal value is typically paid in one lump sum on its maturity date, rather than amortized over its lifetime.

Infrastructure Equities. Equity securities issued by infrastructure companies, including but not limited to common stocks, traditional preferred securities, hybrid-preferred securities, rights or warrants to purchase common stocks, depository receipts, equity units, and any other securities with equity-like characteristics.

Private Funds and Vehicles. The Fund may invest in private funds and other investment vehicles that primarily invest in Infrastructure Loans or are otherwise consistent with the Fund’s investment objectives and policies. Private Funds invest in the debt financings and equity (common and preferred) associated with infrastructure companies and infrastructure assets. The Fund’s investments in hedge funds

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and 3(c)(1)/3(c)(7) Funds will be limited to no more than 15% of the Fund’s assets. Private Funds may invest in properties located outside of the United States.

Other. In certain circumstances or market environments, the Fund may reduce its investment in income-oriented infrastructure assets and hold a larger position in cash or cash equivalents.

Selection of Private Funds and Sub-Advisers

The Adviser follows certain general guidelines when reviewing and selecting Private Funds and Sub-Advisers. The Adviser takes into consideration the following criteria, as applicable, when selecting the approved Sub-Advisers and/or Managers: assets under management; length of time in the business; stability and depth of corporate management; stability and depth of investment management team; investment strategies, target returns and leverage limitations; investment process and research capacity; existing portfolio composition and valuation; structure of any Private Funds and tax considerations; historical performance and reputation; fees and expenses; conflicts policies; reporting and valuation policies/process; and investor rights and controls.

Although the Adviser will attempt to apply the guidelines consistently, the guidelines involve the application of subjective and qualitative criteria and, the selection of Private Funds and Sub-Advisers is a fundamentally subjective process. The use of the selection guidelines may be modified or eliminated at the discretion of the Adviser. In addition, some Private Funds may be newly organized and have no, or only limited, operating histories. However, the Adviser typically will select Sub-Advisers and/or Managers whose principals have substantial experience investing assets in income-oriented investments that provide exposure to infrastructure assets. There can be no assurance that the Adviser will be able to access Managers or Sub-Advisers that can enable the Fund to meet its investment objectives.

Other than regulatory limitations applicable to a RIC, the Adviser is not bound by any fixed criteria in allocating assets to Private Funds. Private Funds have some flexibility to make investments in accordance with the market environment and employ leverage, as permitted within the operative documents for their investment vehicle. While the approved Private Funds and Sub-Advisers have been reviewed and approved by the Adviser, there is no guarantee that any one Private Fund or Sub-Adviser will receive an allocation of the Fund’s assets for investment. When a Private Fund or Sub-Adviser is selected, the allocation of assets may vary substantially for each. Additionally, there can be no assurance that a Private Fund or Sub-Adviser will have the capacity to accept additional assets for management and there may be a delay in the acceptance of such an investment that may change the Fund’s ability to utilize such approved Private Fund or Sub-Adviser.

The current investment guidelines developed by the Adviser include a review of the Private Funds and Sub-Advisers. In conducting this review, the Adviser will rely on its analysis and due diligence process for the selection of the appropriate Private Funds and Sub-Advisers. The Adviser may engage research and consulting services to assist in the aggregation and review of due diligence materials for each of the Private Funds and Sub-Advisers that it considers. In addition, the Adviser seeks to conduct a multi-step process to review and evaluate each potential Private Fund and each potential Sub-Advisers that includes: meetings, questionnaires, interviews, and reference calls. The goal of the due diligence process is to evaluate: (i) the background of the Sub-Adviser’s or Manager’s firm and its respective team; (ii) the infrastructure of the Sub-Adviser’s or Manager’s research, evaluation and investment procedures; (iii) the Sub-Adviser’s or Manager’s strategies and method of execution; (iv) the Sub-Adviser’s or Manager’s risk control and

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portfolio management processes; and (v) the differentiating factors that the Adviser believe give a Private Fund or Sub-Adviser an advantage over other potential investment funds and Managers.

Once a Private Fund is selected, the Fund and the Adviser continue to review the investment process and performance of the Private Fund. The Adviser and the Board engage in the necessary due diligence to ensure that the Fund’s assets are invested in Private Funds that provide reports that will enable them to monitor the Fund’s investments as to their overall performance, sources of income, asset valuations and liabilities. The Adviser, subject to the repurchase policies of the Private Funds, may reallocate the Fund’s assets among the Private Funds, redeem its investment in Private Funds, and/or select additional Private Funds.

Borrowing/Leverage

In pursuing its investment objective, the Fund (directly or indirectly, including through one or more Subsidiaries) intends to add leverage to its portfolio through borrowings, such as through bank loans or commercial paper and/or other credit facilities, or by utilizing reverse repurchase agreements and similar financing transactions, dollar rolls, and/or credit default swaps. The Fund may also determine to issue preferred shares or other types of senior securities to add leverage to its portfolio. The Fund’s Board may authorize the issuance of preferred shares without the approval of shareholders. If the Fund issues preferred shares in the future, all costs and expenses relating to the issuance and ongoing maintenance of the preferred shares will immediately be borne by the shareholders, and these costs and expenses may be significant. The Fund intends to utilize all forms of leverage opportunistically and may choose to increase or decrease, or eliminate entirely, its use of leverage over time and from time to time based on the Adviser’s assessment of the yield curve environment, interest rate trends, market conditions and other factors. By using leverage, the Fund seeks to obtain a higher return for holders of Shares than if the Fund did not use leverage. Leveraging is a speculative technique and the use of leverage involves increased costs and risk, including increased variability of the Fund’s net income, distributions and net asset value in relation to market changes. There can be no assurance that a leveraging strategy will be used or that it will be successful during any period in which it is employed. The Fund may lose money through the use of leverage. See “Risk Factors – Leverage Risk.” The Fund also may borrow money in order to repurchase its Shares, to facilitate investments or as a temporary measure for extraordinary or emergency purposes, including for the payment of dividends or the settlement of securities transactions that otherwise might require untimely dispositions of portfolio securities held by the Fund.

RISK FACTORS

An investment in the Fund is subject to a high degree of risk. Risks of investing in the Fund, or an investment vehicle managed by Managers (as defined below) utilized by the Fund, include, but are not limited to, those outlined below. For purposes of this section, references to “the Adviser” should be read to include the Sub-Advisers and the Managers and references to “the Fund” should be read to include the Private Funds and the Subsidiaries, in each case as applicable. The principal risks of the Fund reflect the aggregate operations of the Fund and its Subsidiaries. You should consider carefully the risks before investing in the Shares. You may also wish to consult with your legal and tax advisors before deciding whether to invest in the Fund.

Infrastructure-Related Companies Risk

General. The Fund intends to make direct and indirect investments in Infrastructure Loans, the equity and debt securities of infrastructure companies, or securities backed by infrastructure assets. As such,

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an investment in the Fund is subject to certain risks associated with the related ownership, use and operation of infrastructure and infrastructure-related assets in general, including: the burdens of ownership of infrastructure; local, national and international economic conditions; the supply and demand for services from and access to infrastructure; the financial condition of users and suppliers of infrastructure assets; changes in interest rates and the availability of funds which may render the purchase, sale or refinancing of infrastructure assets difficult or impracticable; changes in environmental laws and regulations, and planning laws and other governmental rules; environmental claims arising in respect of infrastructure acquired with undisclosed or unknown environmental problems or as to which inadequate reserves have been established; disruptive weather and environmental effects; changes in energy prices; changes in fiscal and monetary policies; negative developments in the economy that depress travel; uninsured casualties; insurance costs and industry competition; technological developments and disruptions; force majeure acts, terrorist events, under-insured or uninsurable losses; and other factors which are beyond the reasonable control of the Fund. In many cases, the rates, or the fees charged to end users, that are charged by infrastructure assets are determined by regulators or through concession agreements with governments (i.e., agreements between a government and a private company in which the company is granted rights to operate, maintain, or develop specific assets for an agreed-upon period in exchange for fees), and long-term contracts. Owners of such assets in many cases have the ability to increase such rates or fees in connection with inflation, economic growth, or otherwise. Many of these factors could adversely affect an infrastructure company’s ability to meet its obligations under any Infrastructure Loan the Fund holds or in which it otherwise holds an investment interest (including its ability to make timely payments of interest and principal or repay its loans when due), or the value of any equity interest in which the Fund invests in such infrastructure company or any infrastructure asset and thereby cause the value of infrastructure investments to decline and negatively affect the Fund’s returns. Specifically, such risks include, but are not limited to the following:

Regulatory Risks. Government authorities at all levels are actively involved in the promulgation and enforcement of regulations relating to matters affecting the ownership, use and operation of infrastructure assets. The institution and enforcement of such regulations could have the effect of increasing the expenses, and lowering the income or rate of return, as well as adversely affecting the value, the Fund.

Many of the infrastructure investments may be subject to varying degrees of statutory and regulatory requirements, including those imposed by zoning, environmental, safety, labor and other regulatory or political authorities. Such investments may require numerous regulatory approvals, licenses and permits to commence and continue their operations. Failure to obtain or a delay in obtaining relevant permits or approvals could hinder construction or operation and could result in fines or additional costs for an infrastructure company, loss of such rights to operate the affected business, or both, which in each case could have a material adverse effect on the investments. Where an infrastructure company’s ability to operate a business is subject to a concession or lease from the government, the concession or lease may restrict its ability to operate the business in a way that maximizes cash flows and profitability. The impact of these requirements on an infrastructure company, and therefore on the Fund, may be complicated by the fact that such infrastructure company may operate in multiple jurisdictions.

Adoption of new laws or regulations, or changes in interpretations of existing ones, or any of the other regulatory risks mentioned above could have a material adverse effect on an investment and on the Fund’s ability to meet its investment objectives.

Operating and Technical Risks. Infrastructure investments may be subject to operating and technical risks, including risk of mechanical breakdown, failure to perform according to design specifications, labor and other work interruptions, and other unanticipated events that adversely affect operations. There can be no assurance that any or all such risk can be mitigated. An operating failure may lead to loss of a license, concession or contract on which an investment may depend.

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The long-term profitability of an infrastructure project, once constructed, is partly dependent upon efficient operation and maintenance of the assets. Inefficient operations and maintenance and, in certain infrastructure sectors, latent defects in infrastructure assets may adversely affect the financial returns of the Fund.

Government Contract Risk. To the extent that the Fund gains exposure to infrastructure assets that are governed by concession agreements with governmental authorities (i.e., agreements between a government, whether at the national, state, local, district or other level, and a private company in which the company is granted rights to operate, maintain, or develop specific assets for an agreed-upon period in exchange for fees), there is a risk that these authorities may not be able to or may choose not to honor their obligations under such agreement, especially over the long term.

Government leases or concessions may also contain clauses more favorable to the government counterparty than would a typical commercial contract. For instance, a lease or concession may enable the government to terminate the lease or concession in certain circumstances without requiring it to pay adequate compensation. In addition, government counterparties also may have the discretion to change or increase regulation of an issuer’s or Private Fund’s operations, or implement laws or regulations affecting such issuer’s or fund’s operations, separate from any contractual rights they may have. Governments have considerable discretion in implementing regulations that could impact infrastructure assets, and because infrastructure businesses provide, in many cases, basic, everyday services, and face limited competition, governments may be influenced by political considerations and may make decisions that adversely affect the infrastructure investments.

Capital Expenditures. There is a risk that unforeseen factors may require capital expenditures in excess of forecasts and a risk that new or additional regulatory requirements, safety requirements or issues related to asset quality and integrity may result in the need for additional capital expenditure for refurbishment, reinforcement or replacement of infrastructure assets.

Demand and User Risk. The revenue generated by infrastructure and infrastructure-related assets may be impacted by the demand of users or the number of users for the products or services provided by such assets (for example, traffic volume on a toll road). Demand for infrastructure assets may also be subject to seasonal variations. Any reduction in demand and/or the number of users may negatively impact the financial condition of an infrastructure company.

Commodity Price Risk: The operation and cash flows of infrastructure assets may depend, in some cases to a significant extent, upon prevailing market prices for energy commodities. Historically, the markets for oil, gas, coal and power have been volatile. This volatility is likely to continue in the future and be beyond the control of an infrastructure company or the Fund.

Lack of Liquidity of Infrastructure Assets. Although infrastructure assets may generate some current income, they are expected to be generally illiquid. In addition, public sentiment and political pressures may affect the ability of the Fund to foreclose upon any infrastructure assets securing any Infrastructure Loan or otherwise sell one or more of its infrastructure investments.

Litigation Risk. Infrastructure assets are often governed by a complex series of legal documents and contracts. As a result, the risks of a dispute over interpretation or enforceability of the documentation and consequent costs and delays may be higher for infrastructure companies than for companies in other industries. In addition, an infrastructure company may be subject to claims by third parties (either public or private), including environmental claims, legal action arising out of acquisitions or dispositions, workers’ compensation claims and third-party losses related to disruption of the provision of infrastructure services. Further, it is not uncommon for infrastructure assets to be exposed to legal action from special interest

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groups seeking to impede particular infrastructure projects to which they are opposed. If any of the infrastructure assets underling the Fund’s investments become involved in material or protracted litigation, the litigation expenses and the liability threatened or imposed could have a material adverse effect on the infrastructure company or the infrastructure asset.

Project Finance. Some infrastructure investments may be structured on a project finance basis. A project finance structure entails the assumption of “project risk” by equity investors, usually without recourse to a project sponsor. Such risk can include many, if not all of the risks discussed in this “Risk Factors” section. Some investments may relate to projects and facilities at an early stage of development. These projects involve additional uncertainties, including the possibility that the projects may not be completed, operating licenses may not be obtained, and permanent financing may be unavailable.

Follow-On Investments. An infrastructure investor may be called upon to provide additional funding for an infrastructure investment or have the opportunity to increase such an investment. There can be no assurance that an issuer or Private Fund in which the Fund invests will wish to make follow-on investments or that it will have sufficient funds to do so. Other investors in infrastructure investments in which the Fund has a direct or indirect interest may decline to fund their pro rata share of any such follow-on investments. Any decision by an issuer or Private Fund or a co-investor not to make a follow-on investment or their inability to make them may have a substantial negative impact on such an infrastructure investment in need of further investment or may diminish the issuer or Private Fund’s ability to influence the investments future development.

Debt Securities and Related Investments Risk

The Fund intends to invest in infrastructure debt securities, including but not limited to senior secured debt, subordinated debt, term loan B facilities, 144A project financings, senior loans, mezzanine debt, B-notes, agency debt and other infrastructure-related debt. In addition to risks generally associated with debt securities and related investments (e.g., credit risk, interest rate risk), the Fund’s infrastructure debt securities are subject to other risks. Certain factors may affect materially and adversely the market price and yield of such debt securities, including investor demand, changes in the financial condition of the borrower, government fiscal policy and domestic or worldwide economic conditions. The Fund may invest in debt securities that are unrated, or, if rated, below investment grade (commonly referred to as “high yield” securities or “junk bonds”), and whether or not rated, the debt securities may have speculative characteristics. In addition, there may be transfer restrictions on the private debt securities or, if applicable, the secondary market on which such debt securities are traded may be less liquid than the market for investment-grade securities, meaning such debt securities are subject to greater liquidity risk than investment-grade securities, and it may be more difficult to hedge against the risks associated with such debt securities. Debt securities are regarded as predominantly speculative with respect to an infrastructure company’s capacity to pay interest and repay principal in accordance with the terms of its obligations and involve risk exposure to adverse market and other financial conditions.

Investments of the Fund in the form of private debt securities generally are expected to be held for the duration of their term. While from time to time the Fund may seek to exit an investment prior to maturity, investments are likely to be relatively illiquid. The Fund’s ability to dispose of investments in such situations may be constrained by a general shortage of local capital and the absence of interest from third parties who may be seeking to acquire the debt securities and any such exit or disposal may be at a discount.

Loans and Loan-Related Investments Risk

In addition to risks generally associated with debt securities and related investments (e.g., credit risk, interest rate risk), loans and loan-related investments, including loan participations and assignments,

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are subject to other risks. Although a loan obligation may be fully collateralized at the time of origination or acquisition, the collateral may subsequently decline in value, be or become illiquid or less liquid, or lose all or substantially all of its value. Many loans and loan-related investments are subject to legal or contractual restrictions on resale and certain loan investments may be or become illiquid or less liquid and more difficult to value, particularly in the event of a downgrade of the loan or the borrower.

There is less readily available, reliable information about most loan investments than is the case for many other types of securities. Substantial increases in interest rates may cause an increase in loan obligation defaults. Loans are subject to the risk that scheduled interest or principal payments will not be made in a timely manner or at all, either of which may adversely affect the values of the loan. If the Fund does not receive scheduled interest or principal payments on such indebtedness, the Fund’s performance could be adversely affected. Loans that are fully secured offer the Fund more protection than an unsecured loan in the event of non-payment of scheduled interest or principal. However, the collateral underlying a loan may be unavailable or insufficient to satisfy a borrower’s obligation, and the Fund could become part owner of any collateral if a loan is foreclosed, subjecting the Fund to costs associated with owning and disposing of the collateral.

The Fund may not be entitled to rely on the anti-fraud protections of the federal securities laws in connection with its loan-related investments, although it may be entitled to certain contractual remedies. The market for loan obligations may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. Because transactions in many loans are subject to extended trade settlement periods, the Fund may not receive the proceeds from the sale of a loan for a period after the sale. As a result, sale proceeds related to the sale of loans may not be available to make additional investments or to meet the Fund’s repurchase obligations for a period after the sale of the loans, and, as a result, the Fund may have to sell other investments or engage in borrowing transactions, such as borrowing from a credit facility, if necessary to raise cash to meet its obligations. During periods of heightened repurchase activity or distressed market conditions, the Fund may seek to obtain expedited trade settlement, which will generally incur additional costs (although expedited trade settlement will not always be available).

The Fund may invest in loans in any part of the capital structure. Senior loans hold the most senior position in the capital structure of a business entity, and are typically secured with specific collateral, but are nevertheless usually rated below investment grade (commonly referred to as “high yield”). Second lien loans are subordinated to the security interest of the senior lender or unsecured, and thus lower in priority of payment to senior loans, and are subject to the additional risk that the cash flow of the borrower and property securing the loan or debt, if any, may be insufficient to meet scheduled payments after giving effect to the senior secured obligations of the borrower. The priority of the collateral claims of third or lower lien loans ranks below holders of second lien loans and so on. Such junior loans are subject to the same general risks inherent to any loan investment, including credit risk, market and liquidity risk, and interest rate risk. Due to their lower place in the borrower’s capital structure and possible unsecured or partially secured status, such loans involve a higher degree of overall risk than senior loans of the same borrower, have greater price volatility, and may be less liquid. Unsecured loans will not benefit from any interest in collateral of the borrower. Liens on such a borrower’s collateral, if any, will secure the borrower’s obligations under its outstanding secured debt and may secure certain future debt that is permitted to be incurred by the borrower under its secured loan agreements. The holders of obligations secured by such liens will generally control the liquidation of, and be entitled to receive proceeds from, any realization of such collateral to repay their obligations in full before the Fund.

The Fund may have difficulty disposing of loans and loan participations because to do so it will have to assign or sell such securities to a third party. Because there is no liquid market for many such securities, the Fund anticipates that such securities could be sold only to a limited number of institutional investors. The lack of a liquid secondary market may have an adverse impact on the value of such securities

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and the Fund’s ability to dispose of particular loans and loan participations when that would be desirable, including in response to a specific economic event such as a deterioration in the creditworthiness of the borrower. The lack of a liquid secondary market for loans and loan participations also may make it more difficult for the Fund to assign a value to these securities for purposes of valuing the Fund’s portfolio.

Generally, loans have the benefit of covenants that impose restrictions and obligations on the borrower, including, in some cases, restrictions on ability of the borrower to further encumber its assets. “Covenant-lite” agreements feature incurrence covenants, as opposed to more restrictive maintenance covenants. Under a maintenance covenant, the borrower would need to meet regular, specific financial tests, while under an incurrence covenant, the borrower only would be required to comply with the financial tests at the time it takes certain actions (e.g., issuing additional debt, paying a dividend, making an acquisition). A covenant-lite obligation contains fewer maintenance covenants than other obligations, or no maintenance covenants, and may not include terms that allow the lender to monitor the performance of the borrower and declare a default if certain criteria are breached. To the extent a loan does not have certain covenants (or has less restrictive covenants), an investment in the loan will be particularly sensitive to the risks associated with loan investments.

Loan Assignment and Participation Risk

The Fund may purchase loan assignments and participations. As the purchaser of an assignment, the Fund typically succeeds to all the rights and obligations of the assigning institution and becomes a lender under the credit agreement with respect to the debt obligation; however, the Fund may not be able to unilaterally enforce all rights and remedies under the loan and with regard to any associated collateral and may not always have direct recourse against a borrower if the borrower fails to pay scheduled principal and/or interest. Because assignments may be arranged through private negotiations, the rights and obligations acquired by the Fund as the purchaser of an assignment may differ from, and be more limited than, those held by the assigning lender. In addition, if the loan is foreclosed, the Fund could have a partial ownership interest in any collateral and could bear the costs and liabilities of owning and disposing of the collateral. In connection with purchasing participations, the Fund generally will not have any right to enforce compliance by the borrower with the terms of the loan agreement relating to the loan, nor any rights of set-off against the borrower, and the Fund may not directly benefit from any collateral supporting the loan in which it has purchased the participation. The Fund may be subject to greater delays, expenses and risks than if the Fund had purchased a direct obligation of the borrower; and may be regarded as the creditor of the agent lender (rather than the borrower). As a result, the Fund will be subject to the credit risk of both the borrower and the lender that is selling the participation. In the event of the insolvency of the lender selling a participation, the Fund may be treated as a general creditor of the lender and may not benefit from any set-off between the lender and the borrower.

Second Liens and Subordinated Loans

The Fund may invest in secured subordinated loans, including second and lower lien loans. Second lien loans are generally second in line in terms of repayment priority. A second lien loan may have a claim on the same collateral pool as the first lien or it may be secured by a separate set of assets. Second lien loans generally give investors priority over general unsecured creditors in the event of an asset sale. The priority of the collateral claims of third or lower lien loans ranks below holders of second lien loans and so on. Such junior loans are subject to the same general risks inherent to any loan investment, including credit risk, market and liquidity risk, and interest rate risk. Due to their lower place in the borrower’s capital structure and possible unsecured or partially secured status, such loans involve a higher degree of overall risk than senior loans of the same borrower. In addition, the rights the Fund may have with respect to the collateral securing the loans the Fund makes to borrowers with senior debt outstanding may also be limited pursuant to the terms of one or more intercreditor agreements that the Fund may enter into with the holders of such

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senior debt. Under a typical intercreditor agreement, at any time that obligations that have the benefit of the first priority liens are outstanding, any of the following actions that may be taken in respect of the collateral will be at the direction of the holders of the obligations secured by the first priority liens: (i) the ability to cause the commencement of enforcement proceedings against the collateral; (ii) the ability to control the conduct of such proceedings; (iii) the approval of amendments to collateral documents; (iv) releases of liens on the collateral; and (v) waivers of past defaults under collateral documents. The Fund may not have the ability to control or direct such actions, even if the Fund rights are adversely affected.

Unitranche Loans

The Fund may invest in unitranche loans. Unitranche loans provide leverage levels comparable to a combination of first lien and second lien or subordinated loans. From the perspective of a lender, in addition to making a single loan, a unitranche loan may allow the lender to choose to participate in the “first out” tranche, which will generally receive priority with respect to payments of principal, interest and any other amounts due, or to choose to participate only in the “last out” tranche, which is generally paid after the “first out” tranche is paid. The Fund intends to participate in “first out” and “last out” tranches of unitranche loans and make single unitranche loans.

Liquidity Risk

Restricted securities are securities that may not be sold to the public without an effective registration statement under the Securities Act, or, if they are unregistered, may be sold only in a privately negotiated transaction or pursuant to an exemption from registration under the Securities Act.

Where registration is required to sell a security, the Fund may be obligated to pay all or part of the registration expenses, and a considerable period may elapse between the decision to sell and the time the Fund may be permitted to sell a security under an effective registration statement. If during such a period adverse market conditions were to develop, the Fund might obtain a less favorable price than the prevailing price when it decided to sell. The Fund may be unable to sell restricted and other illiquid securities at the most opportune times or at attractive prices or prices approximating the value at which it purchased such securities. The Fund’s portfolio may include a number of investments for which no market exists and which have substantial restrictions on transferability.

Additionally, the Fund’s repurchase process could involve substantial complications and delays, as the ability of the Fund to honor repurchase requests is dependent in part upon the Fund’s ability to make withdrawals from Private Funds which may be delayed, suspended altogether or not possible because, among other reasons, (i) many Private Funds permit withdrawals only on an infrequent basis, which timing is not likely to coincide with the repurchase dates of the Fund, (ii) some Private Funds may impose limits (known as “gates”) on the aggregate amount that a shareholder or all shareholders in the Private Fund may withdraw on any single withdrawal date, and (iii) the Private Funds’ portfolios may include investments that are difficult to value and that may only be able to be disposed of at substantial discounts or losses.

In addition, the Fund’s interests in the Private Funds will likely be subject to substantial restrictions on transfer. The Fund may liquidate an interest and withdraw from a Private Fund pursuant to limited withdrawal rights. Some Private Funds may subject the Fund to a lockup period or otherwise suspend the repurchase rights of their shareholders, including the Fund, from time to time. Further, Private Fund managers may impose transfer restrictions on the Fund’s interests. There may be no secondary market for the Fund’s interests in the Private Funds. The illiquidity of these interests may adversely affect the Fund were it to have to sell interests at an inopportune time. Overall, the types of restrictions on investments by the Private Funds affect the Fund’s ability to invest in, hold, vote the shares of, or sell the Private Funds. Furthermore, the Fund, upon its withdrawal of all or a portion of its interest in a Private Fund, may receive

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an in-kind distribution of securities that are illiquid or difficult to value and difficult to dispose of. The Adviser may also invest directly in other private securities that they may not be able to sell at the Fund’s current carrying value for the securities.

Interval Fund Risk

The Fund is a closed-end investment company that provides limited liquidity through a quarterly repurchase policy under Rule 23c-3 under the Investment Company Act and is designed for long-term investors. Unlike many closed-end investment companies, the Fund’s Shares are not listed on any securities exchange and are not publicly-traded. There is currently no secondary market for the Shares and the Fund expects that no secondary market will develop. Shares are subject to substantial restrictions on transferability and may only be transferred or resold in accordance with the Declaration of Trust, By-Laws and the Fund’s repurchase policy. Shareholders should not expect to be able to sell their Shares in a secondary market transaction regardless of how the Fund performs. Even though the Fund will offer to repurchase Shares on a quarterly basis, there is no guarantee that shareholders will be able to sell Shares at any given time or in the quantity desired. An investment in the Fund is considered an illiquid investment and the Shares are appropriate only for those investors who can tolerate risk and do not require a liquid investment.

Limited liquidity is provided to shareholders only through the Fund’s quarterly Repurchase Offers for no less than 5% of the Shares outstanding nor more than 25% of the Shares outstanding on the Repurchase Request Deadline. The Repurchase Offer amount will be determined by the Board before each Repurchase Offer. There is no guarantee that shareholders will be able to sell all of the Shares they desire in a quarterly Repurchase Offer. The Fund’s Repurchase Offers may be oversubscribed. In the event of oversubscription, the Fund may repurchase shares on a pro rata basis. Because of the potential for proration, some shareholders might tender more shares than they wish to have repurchased in order to ensure the repurchase of specific number of Shares. Additionally, in certain instances such Repurchase Offers may be suspended or postponed by a vote of a majority of the Board, including a vote by a majority of the Independent Trustees, as permitted by the Investment Company Act and other laws.

Unsecured Loans

The Fund may make unsecured loans to borrowers, meaning that such loans will not benefit from any interest in collateral of such borrowers. Liens on such a borrower’s collateral, if any, will secure the borrower’s obligations under its outstanding secured debt and may secure certain future debt that is permitted to be incurred by the borrower under its secured loan agreements. The holders of obligations secured by such liens will generally control the liquidation of, and be entitled to receive proceeds from, any realization of such collateral to repay their obligations in full before the Fund. In addition, the value of such collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from sales of such collateral would be sufficient to satisfy the Fund’s unsecured loan obligations after payment in full of all secured loan obligations. If such proceeds were not sufficient to repay the outstanding secured loan obligations, then the Fund’s unsecured claims would rank equally with the unpaid portion of such secured creditors’ claims against the borrower’s remaining assets, if any.

Valuation Risk

The value of the Fund’s investments will be difficult to ascertain, and the valuations provided in respect of the Private Funds, private debt investments and other private securities will likely vary from the amounts the Fund would receive upon withdrawal, realization or other disposition of these investments. While the value of the Fund’s publicly-traded securities is more readily ascertainable, the Fund’s ownership

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interest in Private Funds, private debt investments and other private securities that are not publicly traded will depend on appraisers, pricing agents and other service providers, Arrangers and Managers to provide a valuation, or assistance with a valuation, of the Fund’s investment. Any such valuation is a subjective analysis of the fair market value of an asset and requires the use of techniques that are costly and time-consuming and ultimately provide only an estimate of value.

The process of valuing the Fund’s private debt investments and other private investments for which reliable market quotations are not available is based on inherent uncertainties. Price estimates and other valuation information from third parties may at times be unavailable or unreliable. In particular, valuations of the Fund’s privately-issued debt investments backed by infrastructure assets may fluctuate over short periods of time depending on the nature of the asset. Pricing may be based on valuation ranges as opposed to specific price estimates and the Adviser may seek to fair value such investments using inputs such as comparable public market valuations, comparable transaction prices, discounted cash flow analyses, assessments of borrower credit quality and other financial or other relevant information. The Fund’s determination of fair value may differ materially from the values that would have been used if a liquid trading market for these securities existed. The Fund’s NAV could be adversely affected if the determinations regarding the fair value of its private debt investments and other private investments were materially higher than the values that the Fund ultimately realizes upon the disposition of such investments.

The Adviser will be dependent on information provided by the Private Funds and Managers about the value of the Fund’s investment in the Private Funds, which, if inaccurate, could adversely affect the Adviser’s ability to accurately value the Fund’s Shares. The Adviser may attempt to assess material differences between valuations reported by a Manager and the fair value as previously determined by the Adviser by seeking information from the Manager and reviewing all relevant available information. Such review may result in a determination to change the fair value of the Fund’s investment. Moreover, the valuation of the Fund’s investment in a Private Fund, as provided by a Manager as of a specific date, may vary from the fair value of the investment that may be obtained if such investment were sold to a third party. As a result, the NAV of the Fund, as determined based on the fair value of its investments in Private Funds, may vary from the amount the Fund would realize on the withdrawal of its investments from the Private Funds. Shareholders in the Fund have no individual right to receive information about the Private Funds or the Managers, will not be shareholders in the Private Funds, and will have no rights with respect to or standing or recourse against the Private Funds, Managers, or any of their respective affiliates.

Shareholders should be aware that the situations involving uncertainties as to the valuation of the investments of the Fund could have an adverse effect on the NAV of the Fund if the judgments of the Adviser regarding appropriate valuations should prove incorrect. The Adviser faces conflicts of interest in assisting with the valuation of the Fund’s investments, as the value of the Fund’s investments will affect the Adviser’s compensation. Accordingly, there can be no assurance that the stated NAV of the Fund, as calculated based on such valuations, will be accurate on any given date, nor can there be any assurance that the sale of any investment would be at a price equivalent to the last estimated value of such investment. If at any time the stated NAV of the Fund is lower than its true value, those investors who have their Shares repurchased at such time will be underpaid and investors who retain their Shares would be adversely affected if more Shares were to be issued at the low price than are repurchased at that price. Conversely, if the Fund’s stated NAV is higher than its true value, those investors who purchase Shares at such time will overpay, and if repurchases of Shares based on a high stated NAV were to exceed purchases of Shares at that value, investors who do not have their Shares repurchased will be adversely affected. In addition,

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investors would be adversely affected by higher fees payable to the Adviser if the gross asset value of the Fund is overstated.

Credit Risk

The credit quality of securities held by the Fund can change rapidly in certain market environments, particularly during times of market volatility, and the default of a single holding could cause significant NAV deterioration. An issuer or guarantor of debt securities or the borrowers on a loan (or a borrower or counterparty to a repurchase agreement or reverse repurchase agreement) may not be able to make principal and/or interest payments when they are due or otherwise default on other financial terms and/or may go bankrupt. These risks are more pronounced in connection with the Fund’s investments in non-investment grade fixed income securities. The Fund’s returns would be adversely impacted if a borrower becomes unable to make such payments when due. Although the Fund will make investments that the Adviser believes are secured by specific collateral the value of which may initially exceed the principal amount of such investments, there can be no assurance that the liquidation of any such collateral would satisfy the borrower’s obligation in the event of non-payment of scheduled interest or principal payments with respect to such investment, or that such collateral could be readily liquidated. In addition, in the event of bankruptcy of a borrower, the Fund could experience delays or limitations with respect to its ability to realize the benefits of the collateral securing an investment. Certain of the Fund’s investments may have an interest-only payment schedule, with the principal amount remaining outstanding and at risk until the maturity of the investment. In such cases, the borrower’s ability to repay the principal of an investment may be dependent upon a liquidity event or the long-term success of the borrower, the occurrence of which is uncertain.

Loan Origination Risk

The Fund may originate loans, including, without limitation, Infrastructure Loans issued directly to infrastructure companies or in connection with projects focused on the management, development, construction, renovation, enhancement, maintenance, and/or operation of infrastructure assets. Loans originated by the Fund may be in the form of whole loans, secured and unsecured notes, senior and second lien loans, mezzanine loans, bridge loans or similar investments. The Fund may originate loans to public or private entities of all types, including loans to U.S. and non-U.S. governmental entities or loans issued in connection with projects authorized or sponsored by such entities. The Fund may originate loans to borrowers that are unrated or have credit ratings that are determined by one or more NRSROs and/or the Adviser to be below investment grade. The loans the Fund invests in or originates may vary in maturity and/or duration. The Fund is not limited in the amount, size or type of loans it may invest in and/or originate, including with respect to a single borrower or with respect to borrowers that are determined to be below investment grade, other than pursuant to any applicable law. Bridge loans are generally made with the expectation that the borrower will be able to obtain permanent financing in the near future. Any delay in obtaining permanent financing subjects the bridge loan investor to increased risk. A borrower’s use of bridge loans also involves the risk that the borrower may be unable to locate permanent financing to replace the bridge loan, which may impair the borrower’s perceived creditworthiness.

A significant portion of the Fund’s investments may be originated, although the Fund’s investment in or origination of loans may also be limited by the requirements the Fund intends to observe under Subchapter M of the Code in order to qualify as a RIC. The results of the Fund’s origination activities depend on several factors, including the availability of opportunities for the origination or acquisition of target investments, the level and volatility of interest rates, the availability of adequate short and long-term financing, conditions in the financial markets and economic conditions. Further, the Fund’s inability to raise capital and the risk of portfolio company defaults may materially and adversely affect the Fund’s investment originations, business, liquidity, financial condition, results of operations and its ability to make

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distributions to Fund shareholders. After origination, the Fund may offer such investments for sale to third parties; however, there is no assurance that the Fund will complete the sale of any such investment. If the Fund is unable to sell, assign, or successfully close transactions for the loans that it originates, the Fund will be forced to hold its interest in such loans for an indeterminate period of time. This could result in the Fund’s investments being concentrated in certain borrowers. The Fund will be responsible for the fees and expenses associated with originating a loan (whether or not consummated). This may include significant legal and due diligence expenses, which will be borne by the Fund and indirectly borne by the shareholders.

The results of the Fund’s origination activities depend on several factors, including the availability of opportunities for the origination or acquisition of target investments, the level and volatility of interest rates, the availability of adequate short and long-term financing, conditions in the financial markets and economic conditions. Loan origination subjects the Fund to risks associated with debt instruments more generally, including credit risk, prepayment risk, valuation risk, and interest rate risk. Competition for originations of and investments in the Fund’s target investments may lead to the price of such assets increasing or the decrease of interest income from loans originated by the Fund, which may further limit its ability to generate desired returns. In addition, as a result of this competition, desirable investments in the Fund’s target investments may be limited in the future, and the Fund may not be able to take advantage of attractive investment opportunities from time to time, as the Fund can provide no assurance that the Adviser and/or the Sub-Advisers will be able to identify and make investments that are consistent with its investment objectives. In addition, the Fund may originate certain of its investments with the expectation of later syndicating a portion of such investment to third parties. Prior to such syndication, or if such syndication is not successful, the Fund’s exposure to the originated investment may exceed the exposure that the Adviser and/or the Sub-Advisers intended to have over the long-term or would have had had it purchased such investment in the secondary market rather than originating it.

Loan originators are subject to certain state law licensing and regulatory requirements and loan origination and servicing companies are routinely involved in legal proceedings concerning matters that arise in the ordinary course of their business. In addition, a number of participants in the loan origination and servicing industry (including control persons of industry participants) have been the subject of regulatory actions by state regulators, including state Attorneys General, and by the federal government. Governmental investigations, examinations, regulatory actions, or private lawsuits may adversely affect such companies’ financial results. To the extent the Fund engages in loan origination and/or servicing, the Fund will be subject to enhanced risks of litigation, regulatory actions, and other proceedings. As a result, the Fund may be required to pay legal fees, settlement costs, damages, penalties, or other charges, any or all of which could materially adversely affect the Fund and its holdings.

Access Risk

The Adviser is reliant on its relationships with Arrangers in connection with the Adviser’s management of the Fund. To the extent the Adviser is unable to develop or maintain relationships with qualified Arrangers, the Adviser may have difficulty ensuring the Fund’s access to suitable investment opportunities. On an ongoing basis, it cannot be certain that the Adviser and/or the Arrangers will be able to continue to locate a sufficient number of suitable investment opportunities to allow the Fund to fully implement its investment strategy. In addition, privately negotiated investments in loans and illiquid securities of private companies require substantial due diligence and structuring, and the Fund may not be able to achieve its anticipated investment pace. These factors increase the uncertainty, and thus the risk, of

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investing in the Fund. To the extent the Fund is unable to deploy its capital, its investment income and, in turn, the results of its operations, will likely be materially adversely affected.

High Yield Securities Risk

High yield securities (commonly referred to as “junk bonds”) are below investment grade debt securities or comparable unrated securities and are considered predominantly speculative. Lower rated and comparable unrated debt securities tend to offer higher yields than higher rated securities with the same maturities because the historical financial condition of the issuers of such securities may not have been as strong as that of other issuers. However, lower rated securities generally involve greater risks of loss of income and principal than higher rated securities. The issuers of high yield securities may be more adversely affected than issuers of higher rated securities by specific corporate or governmental developments or the issuers’ inability to meet specific projected business forecasts. Changes in economic conditions are more likely to lead to a weakened capacity for the issuers of these securities to make principal payments and interest payments. The amount of high yield securities outstanding has proliferated as an increasing number of issuers have used high yield securities for corporate financing. An economic recession could disrupt the market for high yield securities and may have an adverse impact on the value of such securities. An economic downturn also could adversely affect the ability of leveraged issuers to service their debt obligations or to repay their obligations upon maturity. Factors having an adverse impact on the market value of lower quality securities will have an adverse effect on the Fund’s NAV to the extent that it invests in such securities. In addition, the Fund may incur additional expenses to the extent it is required to seek recovery upon a default in payment of principal or interest on its portfolio holdings or to take other steps to protect its investment in an issuer.

The secondary market for high yield securities is not usually as liquid as the secondary market for more highly rated securities, a factor that may have an adverse effect on the Fund’s ability to dispose of a particular security when necessary to meet its liquidity needs. Under adverse market or economic conditions, the secondary market for high yield securities could contract further, independent of any specific adverse changes in the condition of a particular issuer. As a result, the Fund could find it more difficult to sell these securities or may be able to sell the securities only at prices lower than if such securities were widely traded. Prices realized upon the sale of such lower rated or unrated securities, under these and other circumstances, may be less than the prices used in calculating the Fund’s NAV.

Since investors generally perceive that there are greater risks associated with lower quality debt securities, the yields and prices of such securities tend to fluctuate more than those for higher rated securities. In the lower quality segments of the debt securities market, changes in perceptions of issuers’ creditworthiness tend to occur more frequently and in a more pronounced manner than do changes in higher quality segments of the debt securities market, resulting in greater yield and price volatility.

Asset-Backed Securities Risk

Asset-backed securities represent interests in “pools” of loans or other assets and often involve risks that are different from or possibly more acute than risks associated with other types of debt instruments. Some asset-backed securities are subject to interest rate risk and prepayment risk. A change in interest can affect the pace of payments on the underlying loans, which in turn affects total return on the securities. Asset-backed securities also carry credit or default risk. If many borrowers on the underlying loans default, losses could exceed the credit enhancement level and result in losses to investors in an asset-backed securities. In addition, asset-backed securities have structural risk due to a unique characteristic known as early amortization, or early payout, risk. Built into the structure of most asset-backed securities are triggers for early payout, designed to protect investors from losses. These triggers are unique to each transaction and can include a big rise in defaults on the underlying loans, a sharp drop in the credit

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enhancement level or even the bankruptcy of the originator. Once early amortization begins, all incoming loan payments (after expenses are paid) are used to pay investors as quickly as possible based upon a predetermined priority of payment.

Leverage Risk

There are significant risks associated with borrowings and leverage. Leverage is a speculative technique that may expose the Fund to greater risk and increased costs. Investors in the Fund should consider the various risks of leverage, including, without limitation, the risks described below. There is no assurance that a leveraging strategy would be successful.

Leverage involves risks and special considerations for shareholders including:

•	the likelihood of greater volatility of NAV of the Shares, and of the investment return to shareholders, than a comparable portfolio without leverage;
•	the risk that fluctuations in interest rates on borrowings and short-term debt that the Fund must pay will reduce the return to the shareholders;
•	the effect of leverage in a declining market or a rising interest rate environment, which would likely cause a greater decline in the NAV of the Shares than if the Fund were not leveraged;
•	the potential for an increase in operating costs, which may reduce the Fund’s total return; and
•	the possibility either that dividends will fall if the interest and other costs of leverage rise, or that dividends paid on Shares will fluctuate because such costs vary over time.

In the event that the Fund would be required to sell assets at a loss, including in order to redeem or pay off any borrowing, such a sale would reduce the Fund’s NAV and may make it difficult for the NAV to recover. The Fund nevertheless may continue to use leverage if the Adviser expects that the benefits to the shareholders of maintaining the leveraged position likely would outweigh a resulting reduction in the current return.

Certain types of borrowings by the Fund would result in the Fund being subject to covenants in credit agreements relating to asset coverage and Fund composition requirements that are more stringent than those currently imposed on the Fund by the Investment Company Act. In addition, borrowings by the Fund may be made on a secured basis. The Fund’s Custodian will then either segregate the assets securing the Fund’s borrowings for the benefit of the Fund’s lenders or arrangements will be made with a suitable sub-custodian. If the assets used to secure a borrowing decrease in value, the Fund may be required to pledge additional collateral to the lender in the form of cash or securities to avoid liquidation of those assets. In the event of a default, the lenders will have the right, through the Fund’s Custodian, to liquidate the Fund’s assets, which may include redemption of the Fund’s investments in underlying Private Funds, without consideration of whether doing so would be in the best interests of the Fund’s shareholders. The rights of any lenders to the Fund to receive payments of interest on and repayments of principal of borrowings will be senior to the rights of the Fund’s shareholders, and the terms of the Fund’s borrowings may contain provisions that limit certain activities of the Fund and could result in precluding the purchase of instruments that the Fund would otherwise purchase.

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The use of leverage involves financial risk and would increase the exposure of the Fund’s investment returns to adverse economic factors such as rising interest rates, downturns in the economy or deterioration in the condition of the investments. There would be a risk that operating cash flow available to the Fund would be insufficient to meet required payments and a risk that it would not be possible to refinance existing indebtedness or that the terms of such refinancing would not be as favorable as the terms of existing indebtedness. Borrowings by the Fund may be secured by any or all of the assets of the Fund, with the consequences that the Fund may lose more than its equity stake in any one investment, and may lose all of its capital.

Interest or other expenses payable by the Fund with respect to its borrowings generally will be based on shorter-term interest rates that would be periodically reset. So long as the Fund’s portfolio investments provide a higher rate of return (net of applicable Fund expenses) than the interest rates and other costs to the Fund of such leverage, the investment of the proceeds thereof will generate more income than will be needed to pay the costs of the leverage. If so, and all other things being equal, the excess may be used to pay higher dividends to shareholders than if the Fund were not so leveraged. If, however, shorter-term interest rates rise relative to the rate of return on the Fund’s portfolio, the interest and other costs of leverage to the Fund (including interest expenses on borrowings) could exceed the rate of return on the investments held by the Fund, thereby reducing return to shareholders. In addition, fees and expenses of any form of leverage used by the Fund will be borne entirely by the shareholders and will reduce the investment return of the Shares. Therefore, there can be no assurance that the Fund’s use of leverage will result in a higher yield on the Shares, and it may result in losses.

In addition to any borrowing utilized by the Fund, the Private Funds in which the Fund invests may utilize leverage. The Private Funds may be able to borrow, subject to the limitations of their charters and operative documents. While leverage presents opportunities for increasing a Private Fund’s total return, it has the effect of potentially increasing losses as well. If income and appreciation on investments made with borrowed funds are less than the required interest payments on the borrowings, the value of a Private Fund will decrease. Additionally, any event which adversely affects the value of an investment by a Private Fund would be magnified to the extent such Private Fund is leveraged. Furthermore, because the Private Funds may themselves incur higher level of leverage than that which the Fund is permitted, the Fund could be effectively leveraged in an amount far greater than the limit imposed by the Investment Company Act.

The cumulative effect of the use of leverage by a Private Fund in a market that moves adversely to such Private Fund’s investments could result in a substantial loss which would be greater than if the Private Fund were not leveraged.

To the extent the Fund issues preferred shares, the Fund’s assets attributable to any outstanding preferred shares or other forms of leverage, if any, will be invested in accordance with the Fund’s investment objectives and policies as described herein. Dividends payable with respect to any preferred shares outstanding and interest expense payable by the Fund with respect to any other forms of leverage will generally be based on shorter-term interest rates that would be periodically reset. If shorter-term interest rates rise relative to the rate of return on the Fund’s portfolio, the interest and other costs to the Fund of leverage could exceed the rate of return on the debt obligations and other investments held by the Fund, thereby reducing return to Fund shareholders. In addition, fees and expenses of any form of leverage used by the Fund will be borne entirely by Fund shareholders (and not by preferred shareholders, if any) and will reduce the investment return of the Shares. Therefore, there can be no assurance that the Fund’s use of leverage will result in a higher yield on the Shares, and it may result in losses. In addition, any preferred shares issued by the Fund are expected to pay cumulative dividends, which may tend to increase leverage risk.

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The Fund’s use of leverage will include investing in reverse repurchase agreements. Reverse repurchase agreements involve the risks that the interest income earned on the investment of the proceeds will be less than the interest expense and Fund expenses associated with the repurchase agreement, that the market value of the securities sold by the Fund may decline below the price at which the Fund is obligated to repurchase such securities and that the securities may not be returned to the Fund. There is no assurance that reverse repurchase agreements can be successfully employed.

Environmental and Unforeseen Liabilities Risk

The Fund could face substantial risk of loss from claims based on environmental problems associated with the real assets underlying the Fund’s investments, including claims in connection with adverse effects from global climate change. For example, persistent wildfires, a rise in sea levels, an increase in powerful windstorms and/or a storm-driven increase in flooding could cause assets to lose value or become unmarketable altogether. Furthermore, changes in environmental laws or in the environmental condition of an asset may create liabilities that did not exist at the time of the acquisition of such investment by the Fund and that could not have been foreseen. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such environmental condition. In addition, divestment trends tied to concerns about climate change could also adversely affect the value of certain assets.

In addition to the risk of environmental liability attaching to an investment, it is possible that investments acquired by the Fund could be affected by undisclosed matters. In respect of acquired land, the Fund’s investment in an entity that owns such land could be affected by undisclosed matters such as legal easements, leases and all charges on property that have been registered and all charges that the acquiring entity is or should have been aware of at the time of the acquisition. Liability could also arise from the breaches of planning legislation and building regulations. Undisclosed breaches of other statutory regimes such as health and safety, fire and public health legislation, could also give rise to liability. The property owner could also be liable for undisclosed duties payable to municipalities and counties as well as public claims deriving from supply to the property of water, electricity and other utilities and services. It is therefore possible that the Fund could acquire an investment affected by such matters, which may have a material adverse effect on the value of such investments.

Inflation/Deflation Risk

Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money. Inflation, and investors’ expectation of future inflation, can impact the current value of portfolio investments, resulting in lower asset values and losses to Fund investors. Inflation rates may change frequently and drastically as a result of various factors, including unexpected shifts in the domestic or global economy, and the Fund’s investments may not keep pace with inflation, which may result in losses to Fund shareholders or adversely affect the real value of investments in the Funds. This risk may be elevated compared to historical market conditions because of the historically high prevailing inflation rates recent current events, monetary policy measures, regulatory changes, and the current interest rate environment. Deflation risk is the risk that the prices throughout the economy decline over time—the opposite of inflation. Deflation may have an adverse effect on the creditworthiness of issuers and may make issuer default more likely, which may result in a decline in the value of the Fund’s portfolio.

Interest Rate Risk

A wide variety of factors can cause interest rates or yields of U.S. Treasury securities or other types of bonds to rise (e.g., central bank monetary policies, inflation rates, general economic conditions, reduced market demand for low yielding investments, etc.). Recently, the U.S. Federal Reserve increased interest

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rates from historically low levels, resulting in rising interest rates across the financial system. Thus, the Fund currently faces a heightened level of risk associated with high interest rates and/or bond yields. Interest rate increases may result in a decline in the value of the fixed income or other investments held by the Fund that move inversely to interest rates. A decline in the value of such investments would result in a decline in the Fund’s NAV. Additionally, further changes in interest rates could result in additional volatility and could cause Fund shareholders to tender their Shares for repurchase at its regularly scheduled repurchase intervals. The Fund may need to liquidate portfolio investments at disadvantageous prices in order to meet such repurchases. Further increases in interest rates could also cause dealers in fixed income securities to reduce their market making activity, thereby reducing liquidity in these markets. To the extent the Fund holds fixed income securities or other securities that behave similarly to fixed income securities, the longer the maturity dates are for such securities will result in a higher likelihood of a decrease in value during periods of rising interest rates.

Reliance on Key Persons Risk

The Fund relies on the services of certain executive officers who have relevant knowledge of the investments in which the Fund may invest and familiarity with the Fund’s investment objectives, strategies and investment features. The loss of the services of any of these key personnel could have a material adverse impact on the Fund.

Fund Capitalization Risk

There is a risk that the Fund may not continue to raise capital sufficient to maintain profitability and meet its investment objectives. An inability to continue to raise capital may adversely affect the Fund’s diversification, financial condition, liquidity and results of operations, as well as its compliance with regulatory requirements and tax diversification requirements.

Business and Regulatory Risks

Legal, tax and regulatory changes (including laws and regulations relating to registered funds, the securities and derivatives markets, taxation of the Fund’s investments, trade barriers and currency exchange controls), as well as general economic and market conditions (such as interest rates, availability of credit, credit defaults, inflation rates and general economic uncertainty) and national and international political circumstances, may adversely affect the Fund. These factors may affect, among other things, the level of volatility of the prices of securities and infrastructure assets, the liquidity of the Fund’s investments, and the availability of certain securities and investments. Volatility or illiquidity could impair the Fund’s returns or result in significant losses. To the extent that legislation or state or federal regulators that regulate certain financial institutions impose additional requirements or restrictions with respect to the ability of such institutions to make loans, particularly in connection with highly leveraged transactions, the availability of loans for investment may be adversely affected. Further, such legislation or regulation could depress the market value of loans. Additionally, the securities markets are subject to comprehensive statutes and regulations and the regulatory environment for Private Funds and registered funds is evolving. In November 2022, the SEC proposed rule amendments which, among other things, would amend the liquidity rule framework for open-end funds. While the proposal is not directly applicable to the Fund, if the rule amendments are adopted as proposed, they could have a negative impact on the market for loans. The nature and extent of the proposal’s impact will not be known unless and until any final rulemaking is adopted.

Changes in the regulation of registered funds, securities markets or Private Funds may adversely affect the value of investments held by the Fund and the ability of the Fund to pursue successfully its

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investment strategy. The effect of any future regulatory change on the Fund could be substantial and adverse.

Diversification Risk

The Fund is a “non-diversified” management investment company under the Investment Company Act. This means that the Fund may invest a greater portion of its assets in a limited number of issuers than would be the case if the Fund were classified as a “diversified” management investment company. Accordingly, the Fund may be subject to greater risk with respect to its portfolio securities than a “diversified” fund because changes in the financial condition or market assessment of a single issuer may cause greater fluctuation in the value of its interests.

Private Funds Risk

The Private Funds will not be subject to the Investment Company Act, nor will they be publicly traded. As a result, the Fund’s investments in the Private Funds will not be subject to the protections afforded to shareholders under the Investment Company Act. These protections include, among others, certain corporate governance standards, such as the requirement of having a certain percentage of the directors serving on a board as independent directors, statutory protections against self-dealing by the Managers, and leverage limitations, and investment restrictions. Further, the Fund’s investments in Private Funds may be subject to heightened valuation, safekeeping, liquidity, and regulatory risks.

The Private Funds are not subject to the same investment limitations as the Fund and may have different and contrary investment limitations and other policies. Unlike registered investment companies, the Private Funds currently are not obligated by regulations or law to disclose publicly the contents of their portfolios. As such, the Fund has limited visibility into the underlying investments of the Private Funds, and is dependent on information provided by the Managers. This lack of transparency may make it difficult for the Adviser to monitor the sources of the Fund’s income and the allocation of its assets, and otherwise comply with regulations applicable to the Fund, may result in style drift, and ultimately may limit the universe of Private Funds in which the Fund can invest.

The Manager of a Private Fund may draw down on the Fund’s capital commitment all at once or in a series of capital calls. The portion of the Fund’s commitment to a Private Fund that has not been called is referred to as an “unfunded commitment.” The Fund may have a contractual obligation to provide capital to meet its unfunded commitment when the Manager draws upon the commitment. At the time the Fund enters into an unfunded commitment, it must have a reasonable belief that it will have sufficient cash and cash equivalents to meet its obligations with respect to all of its unfunded commitment agreements, in each case as they come due. Under certain circumstances, this requirement could reduce the Fund’s flexibility to make investments in Private Funds and the Fund may be required to hold a substantial amount of its assets in money market securities, cash or cash equivalents, possibly for prolong periods of time; liquidate portfolio securities at an inopportune time; or borrow under a line of credit. This could make it difficult or impossible to take or liquidate a position in a particular security at a price consistent with the Adviser’s strategy.

The Fund may also be required to indemnify certain of the Private Funds from any liability, damage, cost or expense arising out of breaches of representations and warranties included in the Private Fund’s subscription documents and certain acts or omissions relating to the offer or sale of the Fund’s Shares. In

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addition, Private Funds may have indemnification obligations to the respective service providers they employ, which may result in increases to the fees and expenses for such Private Funds.

Prohibitions contained in the Investment Company Act on certain transactions between a registered investment company and its affiliated persons, or affiliated persons of those affiliated persons, restrict the Fund from investing in Private Funds sponsored or managed by the Adviser or its affiliates. In general, the Fund seeks to limit its investment in any one Private Fund to less than 25% of the Fund’s assets. The Fund may invest substantially all of its assets in non-voting securities of Private Funds. To the extent the Fund holds non-voting securities of, or contractually foregoes the right to vote in respect of, a Private Fund (which it intends to do in order to avoid being considered an affiliated person of a Private Fund within the meaning of the Investment Company Act), it will not be able to vote to the full extent of its economic interest on matters that require the approval of the investors of the Private Fund, including a matter that could adversely affect the Fund’s investment, such as changes to the Private Fund’s investment objective or policies or the termination of the Private Fund. Notwithstanding these waivers and limitations, the Fund may nevertheless be considered, under certain circumstances, to be an affiliate of a Private Fund. As such, the Fund might be subject to limitations imposed by the Investment Company Act on purchasing more interests in, or redeeming its interests from, such Private Fund, even if the additional investment or redemption would be beneficial to the Fund.

By investing in the Private Funds indirectly through the Fund, a shareholder bears two layers of asset-based fees and expenses – at the Fund level and the Private Fund level – in addition to indirectly bearing any performance fees charged by a Private Fund. Performance fees may create an incentive for a Manager to make investments that are riskier or more speculative than those it might have made in the absence of a performance fee, which may result in losses. In the aggregate, these fees might exceed the fees that would typically be incurred by a direct investment with a single Private Fund.

The Fund’s investments in Private Funds are priced according to their fair value, as determined in good faith by the Adviser. These valuations are based on estimates, which may prove to be inaccurate; these valuations are used to calculate fees payable to the Adviser and the net asset value of the Fund’s shares. Investors who purchase or redeem Fund shares on days when the Fund is holding fair-valued investments may receive fewer or more shares or lower or higher redemption proceeds than they would have received if readily available market values were available for all of the Fund’s investments.

Investment in Private Funds carries the risk of loss due to Private Funds’ fraud, intentional or inadvertent deviations from a predefined investment strategy (including excessive concentration, directional investing outside of predefined ranges, excessive leverage or new capital markets), or poor judgment. During the lifetime of the Fund, there could be material changes in one or more Private Funds, including changes in control and mergers. The effect of such changes on a Private Fund cannot be predicted but could be material and adverse. Given the limited liquidity of the Private Funds, the Fund may not be able to alter its portfolio allocation in sufficient time to respond to any such changes, resulting in substantial losses from risks of Private Funds.

Rule 144A Securities Risk

The Fund may invest in securities that have not been registered for public sale, but that are eligible for purchase and sale pursuant to Rule 144A under the Securities Act. Rule 144A permits certain qualified institutional buyers, such as the Fund, to trade in privately placed securities that have not been registered

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for sale under the Securities Act. Rule 144A securities may be deemed illiquid, although the Fund may determine that certain Rule 144A securities are liquid.

Privately Placed Securities Risk

The Fund may invest in non-exchange traded securities, including privately placed securities, which are subject to liquidity and valuation risks. These risks may make it difficult for those securities to be traded or valued, especially in the event of adverse economic and liquidity conditions or adverse changes in the issuer’s financial condition. The market for certain non-exchange traded securities may be limited to institutional investors, subjecting such investments to further liquidity risk if a market were to limit institutional trading. There may also be less information available regarding such non-exchange traded securities than for publicly traded securities, which may make it more difficult for the Adviser to fully evaluate the risks of investing in such securities and as a result place a Fund’s assets at greater risk of loss than if the Adviser had more complete information. In addition, the issuers of non-exchange traded securities may be distressed, insolvent, or delinquent in filing information needed to be listed on an exchange. Disposing of non-exchange traded securities, including privately placed securities, may involve time-consuming negotiation and legal expenses, and selling them promptly at an acceptable price may be difficult or impossible. Securities purchased in private placements may be subject to legal or contractual restrictions on resale. The Fund may have to bear the expense of registering restricted securities for resale and the risk of substantial delay in effecting registration.

Preferred Securities Risk

The Fund may invest in preferred shares of other issuers. Preferred shares are securities that represent an ownership interest providing the holder with claims on the issuer’s earnings and assets before common shareholders, but after bond holders and other creditors. Preferred shares are equity securities, but they have many characteristics of fixed income securities, such as a fixed (or floating) dividend payment rate and/or a liquidity preference over the issuer’s common shares. However, because preferred shares are equity securities, they may be more susceptible to risks traditionally associated with equity investments than the Fund’s fixed income securities. Unlike debt securities, the obligations of an issuer of preferred stock, including dividend and other payment obligations, may not typically be accelerated by the holders of such preferred stock on the occurrence of an event of default or other non-compliance by the issuer of the preferred stock. In addition, the terms of preferred shares often do not include covenants that impose restrictions and obligations on the borrower to the degree that a lender may impose in connection with a loan. Investments in preferred stock present market and liquidity risks. The value of a preferred stock may be highly sensitive to the economic condition of the issuer, and markets for preferred stock may be less liquid than the market for the issuer’s common stock.

Preferred stocks may differ in many of their provisions. Among the features that differentiate preferred stocks from one another are the dividend rights, which may be cumulative or noncumulative and participating or non-participating, redemption provisions, and voting rights. Such features will establish the income return and may affect the prospects for capital appreciation or risks of capital loss.

The market prices of preferred stocks are subject to changes in interest rates and are more sensitive to changes in an issuer’s creditworthiness than are the prices of debt securities. Shareholders of preferred stock may suffer a loss of value if dividends are not paid. Under ordinary circumstances, preferred stock does not carry voting rights.

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Equity Securities Risk

Common and preferred stocks represent equity ownership in a company. The prices of equity securities will fluctuate and can decline and reduce the value of a portfolio investing in equities. Stock markets are volatile and the value of equity securities purchased by the Fund could decline if the financial condition of the companies the Fund invests in decline or if overall market and economic conditions deteriorate. They may also decline due to factors that affect a particular industry or industries, such as labor shortages or an increase in production costs and competitive conditions within an industry. In addition, they may decline due to general market conditions that are not specifically related to a company or industry, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or generally adverse investor sentiment.

Investments in preferred stocks may also be subject to additional risks. For example, preferred stocks sometimes include provisions that permit the issuer to defer distributions for a period of time. When distributions are deferred, the Fund may be required to recognize income for tax purposes in excess of distributions received by the Fund. In addition, shareholder rights in preferred stocks often differ from shareholder rights in common stocks. There may be limited or no voting rights for preferred shareholders, and the issuer may have the right to redeem preferred stock without consent of preferred stock shareholders. Preferred securities may also be substantially less liquid than other equity securities and, therefore, may be subject to greater liquidity risk.

Municipal Securities Risk

The Fund may invest in municipal securities issued by states, local municipalities, territories and possessions of the United States and the District of Columbia. The value of municipal securities can be affected by changes in their actual or perceived credit quality. The credit quality of municipal securities can be affected by, among other things, the financial condition of the issuer or guarantor, the issuer’s future borrowing plans and sources of revenue, the economic feasibility of the revenue bond project or general borrowing purpose, political or economic developments in the state or region where the security is issued, and the liquidity of the security. Because municipal securities are generally traded over the counter, the liquidity of a particular issue often depends on the willingness of dealers to make a market in the security. The liquidity of some municipal obligations may be enhanced by demand features, which may enable the Fund to demand payment on short notice from the issuer or a financial intermediary.

Securities of issuers of municipal securities are subject to the provisions of bankruptcy, insolvency and other laws affecting the rights and remedies of creditors, such as the U.S. Bankruptcy Code. In addition, the obligations of such issuers may become subject to laws enacted in the future by Congress, state legislatures or referenda extending the time for payment of principal or interest, or imposing other constraints upon enforcement of such obligations or upon the ability of municipalities to levy taxes. Furthermore, as a result of legislation or other conditions, the power or ability of any issuer to pay, when due, the principal of and interest on its municipal obligations may be materially affected.

From time to time, proposals have been introduced before Congress for the purpose of restricting or eliminating the federal income tax exemption for interest on certain types of municipal bonds. Additionally, certain other proposals have been introduced that would have the effect of taxing a portion of exempt interest and/or reducing the tax benefits of receiving exempt interest. It can be expected that similar proposals may be introduced in the future. As a result of any such future legislation, the availability of such municipal bonds for investment by the Fund and the value of such municipal bonds held by the Fund may be affected. In addition, it is possible that events occurring after the date of a municipal bond’s issuance, or after the Fund’s acquisition of such obligation, may result in a determination that the interest paid on that obligation is taxable, in certain cases retroactively.

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Municipal securities may include industrial development bonds and pollution control bonds, which in most cases are revenue bonds and generally are not payable from the unrestricted revenues of an issuer. They are issued by or on behalf of public authorities to raise money to finance privately operated facilities for business, manufacturing, housing, sport complexes, and pollution control. Consequently, the credit quality of these securities depend upon the ability of the user of the facilities financed by the bonds and any guarantor to meet its financial obligations.

Distressed Debt Risk

Investments in the securities of financially distressed or defaulted issuers are speculative and involve substantial risks. These securities may present a substantial risk of default or may be in default at the time of investment. The Fund may incur additional expenses to the extent it is required to seek recovery upon a default in the payment of principal or interest on its portfolio holdings. In any reorganization or liquidation proceeding relating to a portfolio company, the Fund may lose its entire investment or may be required to accept cash or securities with a value less than its original investment. Among the risks inherent in investments in a troubled entity is that it frequently may be difficult to obtain information as to the true financial condition of such issuer. The Adviser’s judgment about the credit quality of the issuer and the relative value and liquidity of its securities may prove to be wrong. Distressed securities and any securities received in an exchange for such securities may be subject to restrictions on resale.

Active Management Risk

Identifying the appropriate investment strategies is difficult and involves a high degree of uncertainty. The performance of the Fund depends in large part upon the ability of the Adviser to choose successful investments, Sub-Advisers and Managers and upon the ability of the Adviser, Sub-Advisers and Managers to develop and implement investment strategies that achieve the Fund’s investment objectives. With respect to Sub-Advisers and investments in Private Funds, although the Adviser monitors the Sub-Advisers and Managers, it is possible that one or more Sub-Advisers and/or Managers may take substantial positions in the same instruments or markets at the same time, thereby interfering with the Fund’s investment goals. In addition, Sub-Advisers and/or Managers may make investment decisions that conflict with each other; for example, at any particular time, one Sub-Advisor and/or Manager may be purchasing shares of an issuer whose shares are being sold by another Sub-Adviser and/or Manager. Consequently, the Fund indirectly could incur transaction costs without accomplishing any net investment result.

Furthermore, the Sub-Advisers and Managers have varying levels of experience – some may be newly organized and have no, or limited, operating histories. Although the Adviser receives detailed information from each Sub-Adviser or Manager regarding its historical performance and investment strategy, there may be some information that the Adviser cannot independently verify. In addition, a particular Sub-Adviser’s or Manager’s past successful performance is not necessarily an indication of such Sub-Adviser’s or Manager’s future performance. There can be no assurance that the Adviser’s assessments of Sub-Advisers and Managers will prove accurate or that the Fund will achieve its investment objectives.

In addition, Sub-Advisers and Managers, like other Fund service providers, are subject to various risks, including risks relating to operations and back-office functions, property management, accounting, administration, risk management, valuation services and reporting. Sub-Advisers and Managers may also face competition from other industry participants that may be more established, have larger asset bases and have larger numbers of qualified management and technical personnel. Additionally, the investment strategies pursued by certain Sub-Advisers and Managers may evolve over time, which may limit the Adviser’s ability to assess a Sub-Adviser’s or Manager’s ability to achieve its long-term investment objectives.

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Conflicts of interest may arise from the fact that the Adviser, the Sub-Advisers and their respective affiliates may be carrying on substantial investment activities for other clients in which the Fund has no interest. The Adviser, the Sub-Advisers and their respective affiliates manage the assets of and/or provide advice to funds and accounts (collectively, “Adviser Clients”) other than the Fund, which could compete for the same investment opportunities as the Fund. In addition, the Adviser, the Sub-Advisers and their respective affiliates, and any of their respective officers, directors, partners, members or employees, may invest for their own accounts in various investment opportunities, including in private investment funds, private investment companies or other investment vehicles in which the Fund will have no interest. The Adviser, the Sub-Advisers and their respective affiliates may determine that an investment opportunity in a particular investment vehicle is appropriate for a particular Adviser Client or for themselves or their officers, directors, partners, members or employees, but not for the Fund. Situations may arise in which the Adviser, the Sub-Advisers and/or their respective affiliates or Adviser Clients have made investments that would have been suitable for investment by the Fund but, for various reasons, were not pursued by, or available to, the Fund. The investment activities of the Adviser, the Sub-Adviser and their respective affiliates and any of their respective officers, directors, partners, members or employees may disadvantage the Fund in certain situations, if, among other reasons, the investment activities limit the Fund’s ability to invest.

Furthermore, the officers or employees of the Adviser will be engaged in substantial activities other than on behalf of the Fund and may have conflicts of interest in allocating their time and activity among the Fund and Adviser Clients. The Adviser and their respective officers and employees will devote so much of their time to the affairs of the Fund as in their judgment is necessary and appropriate.

Personnel of the Adviser may also periodically discuss investment research and due diligence with portfolio managers and other senior personnel of the Sub-Advisers, the Managers and/or their respective affiliates. Investment decisions for the Fund are made independently from those of Adviser Clients. If, however, the Fund desires to invest in, or withdraw from, the same Private Fund as an Adviser Client, the opportunity will be allocated equitably. Decisions in this regard are necessarily subjective and there is no requirement that the Fund participate, or participate to the same extent as the Adviser Clients, in all available investments. In some cases, investments for Adviser Clients may be on terms different from, and sometimes more favorable than, an investment made on behalf of the Fund. In addition, the Fund may invest in a manner opposite to that of Adviser Clients (i.e., the Fund buying an investment when Adviser Clients are selling, and vice-versa). Additionally, because any selling agents or their affiliates may provide brokerage, placement, investment banking and other financial or advisory services from time to time to one or more accounts or entities managed by the Sub-Advisers, the Managers or their affiliates, including the Private Funds, and receive compensation for providing these services, these relationships could preclude the Fund from engaging in certain transactions and could constrain the Fund’s investment flexibility. In addition, the Fund is subject to certain limitations relating to joint transactions with affiliates, which in certain circumstances will limit the Fund’s ability to make investments or enter into other transactions alongside other Adviser Clients. There can be no assurance that such regulatory restrictions will not adversely affect the Fund’s ability to capitalize on attractive investment opportunities. Sub-Advisers and Managers may also receive research products and services in connection with the brokerage services that the Adviser, the Sub-Advisers, the Managers managing Private Funds and their respective affiliates may provide from time to time to one or more Sub-Adviser and/or Manager accounts or to the Fund.

In addition, there may be a conflict of interest as a result of the fact that the Adviser receives the Investment Management Fee irrespective of the allocation of the Fund’s assets among the Adviser, the Sub-Advisers and the Private Funds. The Board monitors this potential conflict of interest and any effect it may have on the Fund and its shareholders.

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Fees and Expense Risk

By investing in the Private Funds indirectly through the Fund, a shareholder bears two layers of fees and expenses – at the Fund level and the Private Fund level. In the aggregate, these fees and expenses could be substantial and adversely affect the value of any investment in the Fund. In addition, to the extent investment opportunities are made available through Arrangers, the Fund will be responsible for sourcing fees and other compensation.

Payment in Kind Interest Risk

To the extent that the Fund invests in loans with a PIK interest component and the accretion of PIK interest constitutes a portion of the Fund’s income, the Fund will be exposed to risks associated with the requirement to include such non-cash income in taxable and accounting income prior to receipt of cash, including the following: (i) loans with a PIK interest component may have higher interest rates that reflect the payment deferral and increased credit risk associated with these instruments, and PIK instruments generally represent a significantly higher credit risk than coupon loans; (ii) loans with a PIK interest component may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral; (iii) the deferral of PIK interest increases the loan-to-value ratio, which is a fundamental measure of loan risk; and (iv) even if the accounting conditions for PIK interest accrual are met, the borrower could still default when the borrower’s actual payment is due at the maturity of the loan.

Floating and Variable Rate Obligations Risk

Floating rate and variable rate obligations are debt instruments issued by companies or other entities with interest rates that reset periodically in response to changes in the market rate of interest on which the interest rate is based. There may be a lag between an actual change in the underlying interest rate benchmark and the reset time for an interest payment of such an obligation, which could harm or benefit the Fund, depending on the interest rate environment or other circumstances. In a rising interest rate environment, for example, a floating or variable rate obligation that does not reset immediately would prevent the Fund from taking full advantage of rising interest rates in a timely manner. However, in a declining interest rate environment, the Fund may benefit from a lag due to an obligation’s interest rate payment not being immediately impacted by a decline in interest rates.

Certain floating and variable rate obligations have an interest rate floor feature, which prevents the interest rate payable by the security from dropping below a specified level as compared to a reference interest rate (the “reference rate”). Such a floor protects the Fund from losses resulting from a decrease in the reference rate below the specified level. However, if the reference rate is below the floor, there will be a lag between a rise in the reference rate and a rise in the interest rate payable by the obligation, and the Fund may not benefit from increasing interest rates for a significant amount of time.

Market Capitalization Risk

The Fund may invest in equity securities without restriction as to market capitalization, such as those issued by medium-sized and smaller capitalization companies, including micro-cap companies. Those securities, particularly smaller-capitalization stocks, involve higher risks in some respects than do investments in securities of larger companies. The prices of the securities of some of these smaller companies are often more volatile and may be subject to more abrupt or erratic market movements than larger, more established companies, because they typically are more subject to changes in earnings and prospects, among other things. In addition, the risk of bankruptcy or insolvency of many smaller companies (with the attendant losses to shareholders) is higher than for larger, “blue-chip” companies, and, due to thin trading in some small-capitalization stocks, an investment in those securities may be highly illiquid. Some

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small companies have limited product lines, distribution channels and financial and managerial resources. Some of the companies in which the Fund invests may have product lines that have, in whole or in part, only recently been introduced to market or that may still be in the research or development stage. Such companies may also be dependent on key personnel with limited experience.

Micro-cap stocks typically involve greater risks of loss and price fluctuations because their earnings and revenues tend to be less predictable, their share prices tend to be more volatile, and their markets less liquid than stocks of companies with larger market capitalizations. The shares of micro-cap companies tend to trade less frequently than those of larger, more established companies, and it can be difficult or impossible for the Fund to trade these securities at the desired time. Furthermore, publicly available information, including financial information, about micro-cap companies tends to be limited and some micro-cap companies trade over-the-counter or on a regional exchange with limited regulation. The relative lack of information, liquidity, and regulation results in an increased risk of corruption and fraud, including price manipulation, and the possibility of losses to the Fund.

Subsidiary Risk

By investing through one or more Subsidiaries, including the VCRDX Subsidiary, the Fund is exposed to the risks associated with such Subsidiary’s investments, which are the same risks associated with the Fund’s investments. The Subsidiaries are not registered under the Investment Company Act, and therefore are not subject to all of the investor protections of the Investment Company Act, although the VCRDX Subsidiary will comply with certain sections of the Investment Company Act on a consolidated basis with the Fund. The Fund wholly owns and controls the VCRDX Subsidiary, which, like the Fund, is managed by the Adviser, making it unlikely that the Subsidiary will take action contrary to the interests of the Fund and its shareholders. The Adviser will manage the VCRDX Subsidiary’s portfolio in accordance with the Fund’s investment policies and restrictions. There can be no assurance that the VCRDX Subsidiary’s investment objective will be achieved. Changes in the laws of the United States and/or the State of Delaware, under which the VCRDX Subsidiary is organized, could result in the inability of the Fund and/or the VCRDX Subsidiary to operate as described in this Prospectus and the Fund’s SAI and could adversely affect the Fund and its shareholders.

Joint Venture Risk

The Fund, directly or indirectly through a Subsidiary, may enter into joint ventures with unaffiliated third parties to make investments. In these joint ventures, the Fund would generally share control with the third-party partner (for example, the Fund may have approval rights over some or all of the joint venture’s activities, and in limited circumstances, may have the ability to require that the joint venture take specific actions), even though the Fund may hold a majority of the economic interests of a joint venture. In many cases the third-party partner may provide services for the joint venture or its assets, including, without limitation, management of day-to-day operations, asset management, property management, construction or development management, and leasing, refinancing or disposition related services. Such investments may involve risks not otherwise present with other methods of investment. In addition, disputes between the Fund and its joint venture partners may result in litigation or arbitration that would increase the Fund’s expenses and prevent the Fund’s Trustees and officers from focusing their time and efforts on the Fund’s business. The Fund may at times enter into arrangements that provide for unfunded commitments and, even when not contractually obligated to do so, may be incentivized to fund future commitments related to its investments.

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Foreign Investing Risk

Foreign investments by the Fund and Private Funds may be subject to economic, political, regulatory and social risks, which may affect the liquidity of such investments. Foreign ownership of infrastructure-related investments may be restricted, requiring the Private Funds in which the Fund invests to share the applicable investment with local third party shareholders or investors, and there may be significant local land use and permit restrictions, local taxes and other transaction costs that adversely affect the returns sought by the Fund. These investments may be subject to additional risks relating to adverse political developments (including nationalization, confiscation without fair compensation, civil disturbances, unrest or war) and regulatory risks, which may affect the liquidity of such investments. Further, foreign governments may impose restrictions to prevent capital flight, which may, for example, involve punitive taxation (including high withholding or other taxes) on certain securities, transfers or asset sales or the imposition of exchange controls, making it difficult or impossible to exchange or repatriate the applicable currencies. Foreign investments also are subject to additional risks such as:

•	unfavorable changes in currency rates and exchange control regulations;
•	reduced availability of information regarding foreign companies;
•	different accounting, auditing and financial standards and possibly less stringent reporting standards and requirements;
•	reduced liquidity and greater volatility;
•	difficulty in obtaining or enforcing a judgment;
•	increased brokerage commissions and custody fees; and
•	increased potential for corrupt business practices in certain foreign countries.

As a result of potential hurdles facing foreign parties in enforcing legal rights in certain jurisdictions, there can be no certainty that rights to investments in non-U.S. jurisdictions will be successfully upheld in the courts of such jurisdiction. With respect to investments in foreign jurisdictions, the Fund and certain Private Funds may have difficulty in successfully pursuing claims in the courts of such jurisdictions to enforce the rights as an investor therein, as compared to the courts of the United States. To the extent that a judgment is obtained, but enforcement thereof must be sought in the courts of another jurisdiction, there can be no assurance that such courts will enforce such judgment. Further, due to unpredictable political climates in certain jurisdictions and shifting relationships between the U.S. and various jurisdictions, the ability to liquidate collateral held in non-U.S. jurisdictions may become difficult.

The Fund does not intend to obtain political risk insurance. Accordingly, actions of foreign governments could have a significant effect on economic actions in their respective countries, which could affect private sector real asset and real asset-related companies and the prices and yields of investments. Exchange control regulations, expropriation, confiscatory taxation, sanctions against a particular country or countries, organizations, entities and/or individuals, embargos, nationalization, political, economic or social instability or other economic or political developments in such countries could adversely affect the assets of the Fund.

Political changes or a deterioration of a foreign nation’s domestic economy or balance of trade may indirectly affect the Fund’s investment in a particular real asset or real asset-related investment in that nation. Moreover, the investments could be adversely affected by changes in the general economic climate or the economic factors affecting real asset-related investments or related industries, changes in tax law or specific developments within such industries or interest rate movements. While the Adviser intends to manage foreign investments in a manner that it believes will minimize the Fund’s exposure to such risks, there can be no assurance that adverse political or economic changes will not cause the Fund to suffer losses.

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In addition to the risks associated with investments in foreign investments generally, such investments in particular regions or countries with emerging markets may face those risks to a greater degree and may face additional risks. See “Risk Factors – Emerging Markets Risk.”

Cybersecurity Risk

The Fund is susceptible to operational and information security risks relating to technologies such as the Internet. In general, cyber incidents can result from deliberate attacks or unintentional events. Cyber attacks include, but are not limited to, gaining unauthorized access to digital systems (e.g., through “hacking” or malicious software coding) for purposes of misappropriating assets or sensitive information, corrupting data, or causing operational disruption. Cyber attacks may also be carried out in a manner that does not require gaining unauthorized access, such as causing denial-of-service attacks on websites (i.e., efforts to make network services unavailable to intended users). Cyber incidents affecting the Fund or its service providers have the ability to cause disruptions and impact business operations, potentially resulting in financial losses, impediments to trading, the inability of the Fund to transact business, violations of applicable privacy and other laws, regulatory fines, penalties, reputational damage, reimbursement or other compensation costs, or additional compliance costs. The widespread use of work-from-home arrangements and the increasing use of virtual meeting and other technologies in workplaces following the COVID-19 pandemic may increase cybersecurity risk.

Similar adverse consequences could result from cyber incidents affecting the Fund investments, counterparties with which the Fund engages in transactions, governmental and other regulatory authorities, banks, brokers, dealers, insurance companies and other financial institutions. In addition, substantial costs may be incurred in order to prevent cyber incidents in the future. While the Fund’s service providers, including the Adviser, may have established business continuity plans in the event of, and risk management policies and procedures and systems to prevent, such cyber incidents, there are inherent limitations in such plans, procedures and systems including the possibility that certain risks have not been identified. Furthermore, the Fund and the Adviser cannot control the cyber security plans and systems put in place by its service providers or any other third parties whose operations may affect the Fund and its shareholders. The Fund could be negatively impacted as a result.

Emerging Markets Risk

The non-U.S. securities in which the Fund or a Private Fund invests may include securities of companies based in emerging countries or issued by the governments of such countries. Investing in securities of certain of such countries and companies involves certain considerations not usually associated with investing in securities of developed countries or of companies located in developed countries, including political and economic considerations, such as greater risks of expropriation, confiscatory taxation, imposition of withholding or other taxes on dividends, interest, capital gains, other income or gross sale or disposition proceeds, limitations on the removal of funds, nationalization and general social, political and economic instability; the small size of the securities markets in such countries and the low volume of trading, resulting in potential lack of liquidity and in price volatility; fluctuations in the rate of exchange between currencies and costs associated with currency conversion; certain government policies that may restrict the Fund’s or a Private Fund’s investment opportunities; problems that may arise in connection with the clearance and settlement of trades; inflation and rapid fluctuations in inflation rates in the economies of certain emerging market countries; overdependence on exports, particularly with respect to primary commodities, which makes such economies vulnerable to volatile fluctuations in commodity prices; and overburdened infrastructure, such as delays in local postal, transport, banking or communications systems that could cause the Fund to lose rights, opportunities or entitlements and expose it to currency fluctuations. In addition, accounting and financial reporting standards that prevail in certain

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of such countries generally are not equivalent to standards in more developed countries and, consequently, less information is available to investors in companies located in these countries than is available to investors in companies located in more developed countries. There is also less regulation, generally, of the securities markets in emerging countries than there is in more developed countries. Placing securities with a custodian in an emerging country may also present considerable risks.

Concentration Risk

The Fund will concentrate its investments in infrastructure-related industries and may focus its investments in one or more specific subset of infrastructure-related assets (e.g., regulated assets, power and renewable energy assets, transportation assets, communications and digital infrastructure assets, social infrastructure assets). As a result, the Fund’s portfolio is subject to greater risk and volatility than if investments had been made in a broader diversification of asset types and industries. In addition to its concentration in infrastructure-related assets, the Fund may, from time to time, invest a substantial portion of its assets in other particular asset types, industries, geographic locations or securities instruments. To the extent that the Fund’s portfolio is concentrated in a property type, geographic location or securities instrument, the risk of any investment decision is increased.

Direct Lending Risk

In making a direct loan, the Fund is exposed to the risk that the borrower may default or become insolvent and, consequently, that the Fund may lose money on the loan depending on, among other things, the value of the underlying collateral and the Fund’s rights to that collateral. Furthermore, direct loans may subject the Fund to liquidity and interest rate risk and certain direct loans may be deemed illiquid. Direct loans are not publicly traded and may not have a secondary market. The lack of a secondary market for direct loans may have an adverse impact on the ability of the Fund to dispose of a direct loan and/or to value the direct loan. When engaging in direct lending, the Fund’s performance may depend, in part, on the ability of the Fund to originate loans on advantageous terms. In originating and purchasing loans, the Fund will compete with a broad spectrum of lenders. Increased competition for, or a diminishment in the available supply of, qualifying loans could result in lower yields on such loans, which could reduce Fund performance. To the extent the Fund is the sole lender in privately offered debt, it may be solely responsible for the expense of servicing that debt, including, if necessary, taking legal actions to foreclose on any security instrument securing the debt (e.g., the mortgage or, in the case of a mezzanine loan, the pledge). This may increase the risk and expense to the Fund compared to syndicated or publicly offered debt.

Issuer Risk

Issuer risk is the risk that the value of a security may decline for a reason directly related to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s goods or service. The Fund may also invest in securities of issuers that are, or are about to be, involved in reorganizations, financial restructurings, or bankruptcy (also known as “distressed debt”). To the extent that the Fund invests in distressed debt, the Fund is subject to the risk that it may lose a portion or all or its investment in the distressed debt and may incur higher expenses trying to protect its interests in distressed debt.

Limited Operating History Risk

The Fund has limited operating history upon which prospective investors may evaluate the Fund’s past performance and potential future returns. In addition, while the senior investment professionals and other individuals employed by the Adviser have prior experience investing infrastructure investments and

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private debt, the Fund is the first vehicle managed by the Adviser with an infrastructure income strategy, certain of the Fund’s portfolio managers are new to the Adviser’s investment team, and past performance with respect to such activities is not a guarantee of future results.

Tax Risks

Special tax risks are associated with an investment in the Fund. The Fund intends to qualify and elect to be treated as a RIC under Subchapter M of the Code. As such, the Fund must satisfy, among other requirements, diversification and 90% gross income requirements, and a requirement that it distribute at least 90% of its ordinary income and net short-term gains in the form of deductible dividends.

Each of the aforementioned ongoing requirements for qualification for the favorable tax treatment available to RICs requires that the Fund obtain information from or about the Private Funds in which the Fund is invested. However, Private Funds generally are not obligated to disclose the contents of their portfolios. This lack of transparency may make it difficult for the Adviser to monitor the sources of the Fund’s income and the diversification of its assets, and otherwise to comply with Subchapter M of the Code. Ultimately this may limit the universe of Private Funds in which the Fund can invest and may adversely bear on the Fund’s ability to qualify as a RIC under Subchapter M of the Code. The Fund expects to receive information from each Private Fund regarding its investment performance on a regular basis.

Private Funds and other entities classified as partnerships for U.S. federal income tax purposes may generate income allocable to the Fund that is not qualifying income for purposes of the 90% gross income test. In order to meet the 90% gross income test, the Fund may structure its investments in a manner that potentially increases the taxes imposed thereon or in respect thereof. Because the Fund may not have timely or complete information concerning the amount or sources of such a Private Fund’s income until such income has been earned by the Private Fund or until a substantial amount of time thereafter, it may be difficult for the Fund to satisfy the 90% gross income test.

In the event that the Fund believes that it is possible that it will fail the asset diversification requirement at the end of any quarter of a taxable year, it may seek to take certain actions to avert such failure, including by acquiring additional investments to come into compliance with the asset diversification tests or by disposing of non-diversified assets. Although the Code affords the Fund the opportunity, in certain circumstances, to cure a failure to meet the asset diversification test, including by disposing of non-diversified assets within six months, there may be constraints on the Fund’s ability to dispose of its interest in a Private Fund that limit utilization of this cure period.

If the Fund were to fail to satisfy the asset diversification or other RIC requirements, absent a cure, it would lose its status as a RIC under the Code. Such loss of RIC status could affect the amount, timing and character of the Fund’s distributions and would cause all of the Fund’s taxable income to be subject to U.S. federal income tax at regular corporate rates without any deduction for distributions to shareholders. In addition, all distributions (including distributions of net capital gain) would be taxed to their recipients as dividend income to the extent of the Fund’s current and accumulated earnings and profits. Accordingly, disqualification as a RIC would have a significant adverse effect on the value of the Shares.

The Fund must distribute at least 90% of its investment company taxable income, in a manner qualifying for the dividends-paid deduction, to qualify as a RIC, and must distribute substantially all its income in order to avoid a fund-level tax. In addition, if the Fund were to fail to distribute in a calendar year a sufficient amount of its income and gain for such year, it would be subject to an excise tax. The determination of the amount of distributions sufficient to qualify as a RIC and avoid a fund-level income or excise tax will depend on income and gain information that must be obtained from the underlying Private Funds. The Fund’s investment in Private Funds may make it difficult to estimate the Fund’s income and

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gains in a timely fashion, which may increase the likelihood that the Fund will be liable for the excise tax with respect to certain undistributed amounts. See “Taxes” and, in the SAI, “Tax Aspects.” Investors will be required each year to pay applicable federal and state income taxes on their respective shares of any distributions from the Fund. Shareholders who reinvest their distributions will nonetheless be obligated to pay these taxes from sources other than Fund distributions.

The Fund may invest in Private Funds located outside the United States. Such Private Funds may be subject to withholding tax or other on their investments in such jurisdictions. Any such withholding or other tax would reduce the return on the Fund’s investment in such Private Funds. See “Taxes” and, in the SAI, “Tax Aspects.”

The Fund is permitted to invest up to 25% of its total assets in the VCRDX Subsidiary, which has elected to be treated as a corporation for U.S. federal income tax purposes. A RIC generally does not take into account income earned by a U.S. corporation in which it invests unless and until the corporation distributes such income to the RIC as a dividend. Where a Subsidiary, such as the VCRDX Subsidiary, is organized in the U.S., the Subsidiary will be liable for an entity-level U.S. federal income tax on its income from U.S. and non-U.S. sources, as well as any applicable state taxes, which will reduce the Fund’s return on its investment in the Subsidiary. If a net loss is realized by the Subsidiary, such loss is not generally available to offset the income of the Fund. Changes in the tax laws of the United States and/or the State of Delaware could result in the inability of the Fund and/or the Subsidiary to operate as described in this Prospectus and the Fund’s SAI and could adversely affect the Fund and its shareholders.

Market Disruption, Health Crises, Terrorism and Geopolitical Risks

The Fund’s investments may be negatively affected by the broad investment environment in the market for infrastructure assets, the debt market and/or the equity securities market. The investment environment is influenced by, among other things, interest rates, inflation, politics, fiscal policy, current events, competition, productivity and technological and regulatory change. The Fund’s investments values may experience greater volatility during periods of challenging market conditions, which periods may be similar to or worse than the conditions experienced from late 2007 through 2009. In addition, there can be severe limitations on an investor’s ability to sell certain investments, including those that are of higher credit quality, during a period of reduced credit market liquidity. Therefore, the Fund’s NAV will fluctuate. Shareholders may experience a significant decline in the value of their investment and could lose money. The Fund should be considered a speculative investment, and investors should invest in the Fund only if they can sustain a complete loss of their investment.

The Fund may be adversely affected by uncertainties such as war, terrorism, international political developments, sanctions or embargos, tariffs and trade wars, changes in government policies, global health crises or similar pandemics, and other related geopolitical events may lead to increased short-term market volatility and have adverse long-term effects on world economies and markets generally, as well as adverse effects on issuers of securities and the value of investments. For example, the U.S. has imposed economic sanctions, which consist of asset freezes, restrictions on dealings in debt and equity, and certain industry-specific restrictions. Sanctions impair the ability of the Fund to buy, sell, receive or deliver those securities and/or assets that are subject to the sanctions. In addition, trade disputes may affect investor and consumer confidence and adversely affect financial markets and the broader economy, perhaps suddenly and to a significant degree. These events, as well as other changes in world economic, political and health conditions and their impact on the Fund are difficult to predict and could adversely affect individual issuers or related groups of issuers, issuers located in a particular geographic region, securities markets, interest rates, credit

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ratings, inflation, investor sentiment and other factors affecting the value of investments. At such times, exposure to a number of other risks described elsewhere in this section can increase.

The impact of COVID-19, and the effects of other infectious illness outbreaks, epidemics, or pandemics, may be short term or may continue for an extended period of time. For example, a global pandemic or other widespread health crisis could cause significant market volatility and declines in global financial markets and may affect adversely the global economy, the economies of the United States and other individual countries, the financial performance of individual issuers, borrowers and sectors, and the health of capital markets and other markets generally in potentially significant and unforeseen ways. Health crises caused by outbreaks of disease, such as the coronavirus outbreak, may also exacerbate other pre-existing political, social, and economic risks in certain countries or globally. A global pandemic or other widespread health crisis could lead to a significant economic downturn or recession, increased market volatility, a greater number of market closures, higher default rates, and adverse effects on the values and liquidity of securities or other assets. In addition, the increasing interconnectedness of markets around the world may result in many markets being affected by events or conditions in a single country or region or events affecting a single or small number of issuers. The foregoing could impair the Fund’s ability to maintain operational standards (such as with respect to satisfying repurchase requests), disrupt the operations of the Fund and its service providers, adversely affect the value and liquidity of the Fund’s investments, and negatively impact the Fund’s performance and your investment in the Fund. Other epidemics or pandemics that arise in the future may have similar impacts.

In March 2023, the shutdown of certain financial institutions raised economic concerns over disruption in the U.S. banking system. There can be no certainty that the actions taken by the U.S. government to strengthen public confidence in the U.S. banking system will be effective in mitigating the effects of financial institution failures on the economy and restoring public confidence in the U.S. banking system. Other adverse developments that affect financial institutions or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, may reduce liquidity in the market generally or have other adverse effects on the economy, the Fund or issuers in which the Fund invests. In addition, issuers in which the Fund invests and the Fund may not be able to identify all potential solvency or stress concerns with respect to a financial institution or to transfer assets from one bank or financial institution to another in a timely manner in the event such bank or financial institution comes under stress or fails.

Settlement Risk

In May 2024, the standard settlement cycle for numerous types of U.S. securities, including many of the securities in which the Fund invests, moved to T+1 from T+2. The Fund has worked with its service providers to prepare for the shortened settlement cycle and to understand and mitigate the potential impacts of shortened settlement on the Fund. However, this reduced settlement cycle may result in additional risks and implementation costs to the Fund to the extent that certain Fund investments have longer settlement cycles.

MANAGEMENT OF THE FUND

Trustees and Officers

The Board has overall responsibility to manage and control the business affairs of the Fund, including the complete and exclusive authority to oversee and to establish policies regarding the management, conduct and operation of the Fund’s business. The Board exercises the same powers, authority

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and responsibilities on behalf of the Fund as are customarily exercised by the board of trustees of a registered investment company organized as a Massachusetts business trust. There are currently six trustees of the Fund, one of whom is treated by the Fund as “interested persons” (as defined in the Investment Company Act). The names and business addresses of the trustees and officers of the Fund and their principal occupations and other affiliations during the past five years are set forth under “Management of the Fund” in the SAI.

Control Persons

A control person is one who beneficially owns, directly or indirectly, more than 25% of the voting securities of a company or acknowledges the existence of control. As of June 30, 2024, the Adviser owned of record and beneficially 53% of the outstanding Shares of the Fund.

Adviser and Investment Management Fee

Under the ultimate supervision of and subject to any policies established by the Board, the Adviser provides investment advice to and manages the day-to-day business and affairs of the Fund pursuant to an investment management agreement between the Fund and the Adviser (the “Investment Management Agreement”). In addition to managing a portion of the Fund’s assets directly, the Adviser has responsibility, subject to the review and approval of the Board, for selecting and hiring the Sub-Advisers to the Fund. The Adviser allocates the Fund’s assets and monitors the Sub-Advisers’ investment programs for consistency with the Fund’s investment objectives and strategies. The Adviser may, at its discretion, reallocate the Fund’s assets among itself and the Sub-Advisers, allocate assets away from Sub-Advisers, and select additional Sub Advisers subject to review and approval of the Board. The Adviser also provides certain administrative services to the Fund, including: providing office space, handling of shareholder inquiries regarding the Fund, providing shareholders with information concerning their investment in the Fund, coordinating and organizing meetings of the Board, and providing other support services.

In consideration for its investment management services, the Fund pays the Adviser the Investment Management Fee equal to 1.00% annually of the average daily NAV of the Fund. The Investment Management Fee is accrued daily and payable quarterly in arrears. The Investment Management Fee will be paid to the Adviser out of the Fund’s assets. Because the Investment Management Fee is calculated based on the Fund’s average daily NAV and is paid out of the Fund’s assets, it reduces the NAV of the Shares. To the extent the Fund makes investments through a Subsidiary, the Adviser may receive additional compensation at an annual rate based on the Subsidiary’s average daily net assets for providing management services to the Subsidiary. The Adviser has contractually agreed to reduce the Investment Management Fee paid by the Fund in an amount equal to any management fees it receives from the VCRDX Subsidiary such that, for the collective net assets of the Fund and the VCRDX Subsidiary, the total Investment Management Fee is calculated at a rate of 1.00%.

The Adviser has agreed to voluntarily waive 50% of the Investment Management Fee paid by the Fund and the VCRDX Subsidiary until the date following commencement of the Fund’s public offering of Shares on which 70% or more of the Fund’s net assets first become invested in privately issued infrastructure debt, asset-backed securities, and Private Funds and other investment vehicles that invest in Infrastructure Loans and other infrastructure assets. In addition, subject to the limitations set forth below, the Adviser has agreed to voluntarily waive a portion of the Investment Management Fee and/or reimburse certain direct expenses of the Fund and the VCRDX Subsidiary such that the Total Annual Fund Expenses do not exceed an annualized rate, based on the average daily NAV of the Fund’s assets, of 1.25% for the period June 1, 2024 through December 31, 2024 (the “Expense Cap”). This arrangement is at the sole discretion of the Adviser and may be terminated at any time. Amounts waived and/or reimbursed pursuant to the Expense Cap will not be recouped by the Adviser. Notwithstanding the foregoing, the following

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expenses will not be limited by such waiver and are not subject to or included in the Expense Cap: (i) Acquired Fund Fees and Expenses, including any fees of the Private Funds; (ii) interest payments; (iii) extraordinary expenses; and (iv) taxes. As compensation for providing services to the Fund, the Adviser pays each Sub-Adviser a fee based on a negotiated rate applied to the assets of the Fund allocated to the Sub-Adviser.

Conflicts of interest exist as a result of the fact that the Adviser receives the Investment Management Fee irrespective of the allocation of the Fund’s assets among the Adviser, the Sub-Advisers and the Private Funds. Because the Adviser compensates the Sub-Advisers from its Investment Management Fee, the Adviser may have an economic incentive to allocate less capital to the securities in which the Sub-Advisers invest. There may also be an incentive for the Adviser to allocate fewer assets to the Sub-Advisers overall. However, if the overall time, expense, and other resources expended by the Adviser to select and monitor Sub-Advisers of the Fund is less than what the Adviser expends to select and monitor direct investments or investments in Private Funds the Adviser will have an incentive to allocate more of the Fund’s assets to Sub-Advisers. The Board monitors this potential conflict of interest and any effect it may have on the Fund and its shareholders. Under normal circumstances, the Adviser does not believe that its overall cost and expense will differ materially between selecting and monitoring direct investments on the one hand, or in compensating Sub-Advisers, on the other.

The Adviser is an asset management firm that specializes in real asset investing with approximately 4.95 billion in assets under management as of June 30, 2024. The Adviser is registered with the SEC as an investment adviser under the Advisers Act. The Adviser’s offices are located at 5050 S. Syracuse Street, Suite 1100, Denver, Colorado 80237, and its telephone number is (877) 200-1878. Colliers International Group Inc., a publicly traded real estate services and investment management company whose principal offices are at 1140 Bay Street, Suite 4000 Toronto, Ontario, Canada M5S 2B4, owns, directly and indirectly, approximately 75% of the outstanding securities of the Adviser.

The Investment Management Agreement may be terminated at any time by vote of the Board or by a vote of a majority of the Fund’s outstanding voting securities on sixty days’ written notice to the Adviser or by the Adviser on ninety days’ written notice to the Fund. The Investment Management Agreement has an initial term that expires two years after the date of its execution. Thereafter, the Investment Management Agreement will continue in effect from year to year if its continuance is approved annually by either the Board or the vote of a majority of the outstanding voting securities of the Fund, provided that, in either event, the continuance also is approved by a majority of the Independent Trustees. The Investment Management Agreement also provides that it will terminate automatically in the event of its “assignment,” as such term is defined in the Investment Company Act.

The Investment Management Agreement provides that in the absence of willful malfeasance, bad faith or gross negligence by the Adviser of its obligations to the Fund or reckless disregard of its obligations under the Investment Management Agreement, the Adviser and any of its members, directors, officers or employees, or any of their affiliates, will not be liable to the Fund for any error of judgment, mistake of law or any act or omission by such person in connection with the performance of services to the Fund. The Investment Management Agreement also provides that the Fund shall indemnify, to the fullest extent permitted by law, the Adviser and any of its members, directors, officers or employees, and any of their affiliates, against any liability or expense to which such person may be liable which arises in connection with the performance of services to the Fund; provided that the liability or expense is not incurred by reason of the person’s willful malfeasance, bad faith or gross negligence or reckless disregard of its obligations to the Fund.

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A discussion regarding the basis for the Board’s approval of the Investment Management Agreement will be available in the Fund’s semi-annual report to shareholders for the fiscal period ended September 30, 2024.

Key Personnel of the Adviser

The key personnel of the Adviser who currently have primary responsibility for management of the Fund (collectively, the “Portfolio Managers”) are as follows:

Adviser:

Name	Title	Since	Recent Experience
Casey Frazier, CFA	Chief Investment Officer	Inception	Chief Investment Officer of Versus Capital Advisors. Mr. Frazier is the Chairman of the Versus Investment Committee. He has served as the CIO since joining the Adviser in 2011.
Becca Edil	Director of Investments	Inception	Director of Investments of Versus Capital Advisors. Ms. Edil has served as Director of Investments since joining the Adviser in 2023. Prior to joining the Adviser, she was a Vice President at JP Morgan Asset Management from 2022 to 2023, an Associate Director at IFM Investors from 2019-2022, and an Associate at BNP Paribas from 2018 to 2019.
Philip Eichhorn, CFA	Director of Investments	Inception	Director of Investments of Versus Capital Advisors. Mr. Eichhorn has served as Director of Investments since 2024 and previously served as a Senior Investment Analyst since joining the Adviser in 2021. Prior to joining the Adviser, he was a Senior Portfolio Analyst at Invesco Capital Management/OFI Global Asset Management, Inc. from 2014 to 2019.

The Portfolio Managers will not be employed by the Fund and do not receive direct compensation from the Fund in connection with their portfolio management activities. The SAI provides additional information about the Portfolio Managers’ compensation, other accounts managed by the Portfolio Managers and the Portfolio Managers’ ownership of securities of the Fund.

The Adviser maintains an Investment Committee, led by Casey Frazier, the Adviser’s Chief Investment Officer, which provides general oversight of the Fund’s investments. The senior executives on the Adviser’s Investment Committee have substantial experience with the establishment, underwriting, and management of investment products consisting primarily of real asset investment products, including infrastructure investments, and real estate-related securities.

Sub-Advisers and Sub-Advisory Fees

The Adviser has responsibility, subject to oversight by the Board, for overseeing the Sub-Advisers and for recommending their hiring, termination and replacement. The Adviser may only enter into new sub-advisory relationships for the Fund upon Board approval and upon the approval of a majority of the Fund’s outstanding voting securities pursuant to the Investment Company Act. If such approval is obtained, the Adviser (or the Fund) may enter into sub-advisory relationships with registered investment advisers that

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possess skills that the Adviser believes will aid it in achieving the Fund’s investment objectives. The Adviser has entered into such sub-advisory agreements with the following Sub-Advisers:

Brookfield Public Securities Group LLC

Brookfield serves as a sub-adviser for the Fund and has been managing real asset securities, including infrastructure securities, for 34 years. Brookfield is an indirect subsidiary of Brookfield Corporation (“BN”) and Brookfield Asset Management Ltd (“BAM”), each a publicly traded Canadian company. Brookfield focuses on investments in publicly traded real asset securities including both equity and debt investments across the globe. Brookfield is located at Brookfield Place, 225 Liberty Street, New York, New York 10281 and maintains offices in Chicago, Dubai, Houston, London, Singapore and Toronto. Brookfield is an SEC-registered investment adviser and an independent sub-adviser to the Fund. Brookfield typically seeks to provide exposure to public infrastructure debt on behalf of the Fund. Brookfield is paid a sub-advisory fee by the Adviser that decreases as assets under management increases. The fee is assessed on a sliding scale ranging from 0.35% down to 0.20% based on assets under management.

Larry Antonatos, 33 years of industry experience, and Gaal Surugeon, 15 years of industry experience, are primarily responsible for the day-to-day management of the Fund’s assets allocated to Brookfield. The SAI provides additional information about the portfolio managers’ compensation, other accounts managed by the portfolio managers and the portfolio managers’ ownership of securities in the Fund.

Name	Title	Since	Recent Experience
Larry Antonatos	Managing Director, Portfolio Manager	Inception	Mr. Antonatos is Managing Director and Portfolio Manager for Brookfield. Mr. Antonatos has been with the firm since 2011.
Gaal Surugeon, CFA	Managing Director, Portfolio Manager	Inception	Mr. Surugeon is Managing Director and Portfolio Manager for Brookfield. Prior to joining the firm in 2019, Gaal was an Executive Director at Oppenheimer Asset Management where he served as manager of the firm’s multi-asset portfolios and Director of Asset Allocation and Research.

A discussion regarding the basis for the Board’s approval of the Investment Sub-Advisory Agreement between the Adviser and Brookfield (the “Brookfield Agreement”) will be available in the Fund’s semi-annual report to shareholders for the fiscal period ended September 30, 2024.

Lazard Asset Management, LLC

The Adviser has engaged Lazard, a registered adviser under the Advisers Act, to act as an independent sub-adviser to the Fund. Lazard has been managing multi-asset portfolios since 2007 and is a wholly-owned, indirect subsidiary of Lazard Ltd., a public company listed on the NYSE. Lazard is located at 30 Rockefeller Plaza, New York, NY 10112. Lazard typically seeks to provide exposure to public infrastructure debt on behalf of the Fund. Lazard is paid a management fee by the Adviser equal to 0.30%

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based on assets under management. Lazard utilizes a team approach with Dan McGoey, John R. Senesac, Jr. and Kim Tilley primarily responsible for managing the firm’s multi-asset portfolios. Mr. McGoey serves as Portfolio Manager/Analyst and has 28 years of industry experience. Mr. Senesac serves as Portfolio Manager/Analyst and has 31 years of industry experience. Kim Tilley serves as Director and Portfolio Manager/Analyst and has 24 years of industry experience. The SAI provides additional information about the portfolio managers’ compensation, other accounts managed by the portfolio managers and the portfolio managers’ ownership of securities in the Fund.

Name	Title	Since	Recent Experience
Dan McGoey	Director, Portfolio Manager	Inception	Mr. McGoey is Director and Portfolio Manager of Lazard. Mr. Brennan has been with the firm since 2021. Prior to joining Lazard, Mr. McGoey was a Managing Director and Research Analyst at Citigroup.
John R. Senesac, Jr.	Director, Portfolio Manager	2000	Mr. Senesac is Director and Portfolio Manager of Lazard. Mr. Senesac has been with the firm since 2000. Prior to joining Lazard, Mr. Senesac was associated with Alliance Capital/Regent Investor Services and Trenwick America Reinsurance Corporation.
Kim Tilley	Director, Portfolio Manager	2002	Ms. Tilley is Director and Portfolio Manager/Analyst of Lazard. Ms. Tilley has been with the firm since 2002. Prior to joining Lazard, Ms. Tilley was an Associate at Wachovia Securities, Inc.

A discussion regarding the basis for the Board’s approval of the Investment Sub-Advisory Agreement between the Adviser and Lazard (the “Lazard Agreement”) will be available in the Fund’s semi-annual report to shareholders for the fiscal period ended September 30, 2024.

Other Expenses of the Fund

The Fund bears all expenses incurred in connection with its operations, other than those specifically required to be borne by the Adviser and other service providers pursuant to their agreements with the Fund. For purposes of this section, “the Fund” includes the Subsidiaries. Expenses borne by the Fund may include:

•	all costs and expenses related to portfolio transactions and investments for the Fund’s portfolio, including, but not limited to, arranger sourcing fees, brokerage commissions, research fees (including “soft dollars”), interest and commitment fees on loans and debt balances, fees paid by the Fund in connection with its direct investment in loans, custodial fees, shareholder servicing fees, loan monitoring and loan servicing fees, margin fees, transfer taxes and premiums and taxes withheld on foreign dividends, and expenses from investments in Private Funds;
•	all costs and expenses associated with the Fund’s use of leverage, including but not limited costs and expenses relating to the issuance and ongoing maintenance of preferred shares, if any;
•	all costs and expenses associated with the operation and registration of the Fund, offering costs and the costs of compliance with any applicable Federal or state laws;
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•	the costs and expenses of holding any meetings of the Board that are regularly scheduled, permitted or required to be held under the terms of the Declaration of Trust, the Investment Company Act, or other applicable law;
•	fees and disbursements of any attorneys, accountants, auditors and other consultants and professionals engaged on behalf of the Fund;
•	the costs of a fidelity bond and any liability or other insurance, including director and officer insurance, obtained on behalf of the Fund or the Board;
•	all costs and expenses of preparing, setting in type, printing and distributing reports and other communications to shareholders;
•	all expenses of computing the Fund’s NAV, including any equipment or services obtained for the purpose of valuing the Fund’s investment portfolio, including appraisal and valuation services provided by third parties;
•	all charges for equipment or services used for communications between the Fund and any custodian, or other agent engaged by the Fund;
•	the fees of BNY Mellon, UMB Bank and BNY Mellon Investment Servicing (US) Inc. and of custodians, transfer agents, and other persons providing administrative services to the Fund;
•	personnel costs and expenses for the Fund’s Chief Compliance Officer; and
•	such other types of expenses as may be approved from time to time by the Board.

The Fund will reimburse the Adviser for any of the above expenses that it pays on behalf of the Fund.

Additional Service Providers

BNY Mellon performs certain administrative and accounting services and shareholder services for the Fund and the Adviser. In consideration for these services, the Fund pays BNY Mellon a fee, which will accrue daily on the basis of a combination of fixed fees per service type and a percentage of the average daily NAV of the Fund, subject to a minimum annual fee, and also will reimburse certain of BNY Mellon’s expenses.

BNY Mellon Investment Servicing (US) Inc. serves as the Fund’s transfer agent and maintains the Fund’s accounts, books and other documents as required to be maintained under the Investment Company Act at 118 Flanders Road, Westborough, MA 01581, or at such other place as designated by the Adviser.

UMB Bank serves as the Fund’s custodian. UMB Bank’s principal business office is 1010 Grand Blvd., Kansas City, Missouri 64106.

SUITABILITY OF THE INVESTMENT

An investment in the Fund involves a considerable amount of risk. You may lose some or all of your entire investment in the Fund. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the Shares and should be viewed as a long-term investment. An investment in the Fund may be appropriate for long-term investors seeking to add real asset exposure to their overall investment portfolio. Before making your investment decision, you and/or your personal financial adviser should consider (i) the suitability of this investment with respect to your investment objectives and personal situation and (ii) factors such as your personal net worth, income, age, risk tolerance

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and liquidity needs. The Fund should be considered an illiquid investment. You will not be able to redeem your Shares on a daily basis because the Fund is a closed-end fund; however, limited liquidity will be available through quarterly Repurchase Offers described in this Prospectus. In addition, the Shares are not traded on an exchange and there is currently no secondary market for the Shares. See “Risk Factors –Liquidity Risk” and “—Interval Fund Risk.”

HOW TO PURCHASE SHARES

The Fund offers Shares continuously at the prevailing NAV per Share. Shares are not subject to any upfront sales load, distribution fee or early withdrawal charge. Shares are only available for purchase by: (i) institutional investors, including registered investment advisers (“RIAs”), banks, brokers/dealers, trust companies or similar financial institutions investing for their own account or for accounts for which they act as a fiduciary and have authority to make investment decisions (subject to certain limitations) and clients of such institutional investors that have accounts for which such institutional investors are bound by an applicable fiduciary standard, and (ii) the executive officers, directors, trustees, general partners or employees of the Fund or the Adviser. The minimum initial investment per institutional investor of the Fund (including, with respect to clause (i) above, cumulative investments of the clients of any institutional investor of the Fund) is $10 million and the minimum for those investors referred to in clause (ii) above is $10,000. There is no minimum amount for subsequent purchases of Shares. The Adviser has the authority to waive the minimum investment requirements or allow investors in the Fund who do not fit the above descriptions under certain circumstances.

Shares generally will only be available through certain financial intermediaries that provide custodial and/or clearing services for the Fund’s institutional investors (e.g., banks, broker/dealers, investment advisers, trusts, financial industry professionals, etc., collectively referred to as “Intermediaries” and individually as “Intermediary”). You may purchase Shares from any Intermediary by submitting an order to purchase Shares on any day that the New York Stock Exchange (the “NYSE”) is open for business (each, a “Business Day”). An Intermediary can help you establish and maintain an account with such Intermediary and purchase Shares of the Fund for such account. The Fund has authorized one or more Intermediaries to receive orders to purchase Shares or repurchase orders in response to a Repurchase Offer, on its behalf. Further, Intermediaries are authorized to designate other Intermediaries to receive orders to purchase Shares and repurchase orders in response to a Repurchase Offer. Once an Intermediary has determined that your investment in the Fund is suitable for your investment profile, such Intermediary shall submit a purchase order for Shares to the Fund’s Transfer Agent. The Fund will be deemed to have received a purchase or repurchase order when an Intermediary or its authorized designee submits the order to the Fund’s Transfer Agent. The Shares are offered at the prevailing NAV per Share as of the Business Day that the request to purchase Shares is received and accepted by or on behalf of the Fund. The Fund expects to distribute Shares principally through Intermediaries. Because an investment in Shares involves many considerations, your financial advisor or other Intermediary may help you with your investment decision. You also should discuss with your financial advisor or Intermediary any payments received as a result of your investment in our Shares.

Intermediaries may impose additional or different conditions than the Fund on purchases of Shares. They may also independently establish and charge their customers or program participants transaction fees, account fees, and other amounts in connection with purchases of Shares in addition to any fees imposed by the Fund. These additional fees may vary over time and could increase the cost of an investment in the Fund and lower investment returns. Each Intermediary is responsible for transmitting to its customers and program participants a schedule of any such fees and information regarding any additional or different conditions regarding purchases. Shareholders who are customers of these Intermediaries or participants in programs services by them should contact the Intermediary for information regarding these fees and conditions.

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The Uniting and Strengthening America by Providing Appropriate Tools Required to Obstruct Terrorism Act (commonly referred to as the USA PATRIOT Act) may require an Intermediary or its authorized designee to obtain certain personal information from you, which will be used to verify your identity. If you do not provide information, it may not be possible to open your account. If the Intermediary or authorized designee is unable to verify your customer information, the Fund reserves the right to close your account or take other steps it deems reasonable.

Inactive Accounts and Unclaimed Property. Shareholders should ensure that the address on file with the Transfer Agent is correct and current in order to prevent their accounts from being deemed abandoned in accordance with applicable state law. A shareholder’s account may be deemed abandoned in accordance with state escheatment laws if no activity occurs in the account for a specified amount of time, which varies by state. The Fund is legally required to escheat (or transfer) abandoned property to the applicable state’s unclaimed property administrator or other appropriate state authority. The investor’s last known address of record determines which state has jurisdiction over an abandoned account. While the Transfer Agent will, if it receives returned mail, attempt to locate shareholders in accordance with applicable law, if the Transfer Agent is unable to locate the shareholder and the account is considered abandoned under applicable state law, then the Transfer Agent will escheat the account to the state. It is your responsibility to ensure that you maintain accurate and current contact information for your account. You should contact the Transfer Agent at (855) 653-7173 or 118 Flanders Road, Westborough, MA 01581 at least annually to ensure your account remains in active status. Neither the Fund nor the Adviser will be liable to shareholders or their representatives for good faith compliance with escheatment laws.

REPORTS TO SHAREHOLDERS

The Fund issues periodic reports to all investors, including annual audited financial statements, which are available on the Fund’s website at www.versuscapital.com. Paper copies of the Fund’s periodic reports will no longer be sent by mail, as permitted by regulations adopted by the SEC. You will instead be notified by mail and provided with a link each time a report is posted to the website. If you already elected to receive reports electronically, you will not be affected by this change. Copies of the Prospectus and shareholder reports may be obtained by calling (877) 200-1878.

LEGAL PROCEEDINGS

The Fund may become involved in legal proceedings in the ordinary course of its business. The Fund is not currently involved in any material legal proceedings and, to the Fund’s knowledge, no material legal proceedings are threatened against the Fund.

REINVESTMENT OF DISTRIBUTIONS

The Fund intends to make regular quarterly distributions to the shareholders of all or a portion of any dividends or investment income it earns on investments. In addition, the Fund will make regular distributions to the shareholders of all or a portion of capital gains distributed to the Fund by Private Funds and capital gains earned by the Fund from the disposition of Private Funds or other investments, together with any dividends or interest income earned from such investments, in accordance with the requirements of the Investment Company Act and the Code. Distributions by the Fund may include returns of capital for U.S. federal income tax purposes. The Fund will establish reasonable cash reserves to meet Fund cash payment obligations prior to making distributions.

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All distributions paid by the Fund will be reinvested in additional Shares of the Fund unless a shareholder is ineligible or “opts out” (elects not to reinvest in additional Shares). A shareholder may elect initially not to reinvest by indicating that choice on their initial application in connection with the purchase of Shares. Thereafter, a shareholder is free to change his, her or its election on a quarterly basis. Shareholders may change their election or receive additional information regarding distribution reinvestment by contacting BNY Mellon Investment Servicing (US) Inc., the Fund’s Transfer Agent, at (855) 653-7173 or 118 Flanders Road, Westborough, MA 01581 (or, alternatively, by contacting the Intermediary through which the shareholder acquired his, her or its Shares, who will inform the Fund). Such changes will be effective immediately if notice is received by the Transfer Agent prior to any distribution record date; otherwise such termination will be effective, with respect to any subsequent distribution, on the first trading day after the distribution paid for such record date shall have been credited to such shareholder’s account. Whenever the Board declares a distribution payable in Shares or cash, shareholders (unless they have “opted out”) will take such distribution entirely in Shares to be issued by the Fund, and the Transfer Agent shall automatically receive such Shares, including fractions, for the shareholder’s account. The number of Shares, including fractions, received by each shareholder in respect of the distribution will be based on the current NAV of the Fund on the ex-dividend date, as determined by or on behalf of the Fund. There is no sales load or other charge for Shares received pursuant to distribution reinvestment. The Fund reserves the right to suspend or limit at any time the ability of shareholders to reinvest distributions. Distributions are taxable as described herein whether shareholders receive them in cash or reinvest them in additional shares. See “Taxes.”

Any funds held by the Transfer Agent in connection with the reinvestment of distributions will not bear interest. The Transfer Agent has no responsibility as to the value of the Shares acquired for any shareholder’s account and shall not be liable for loss or damage due to errors unless such error is caused by the Transfer Agent’s negligence, bad faith or willful misconduct.

QUARTERLY REPURCHASES OF SHARES

The Fund has adopted a fundamental policy that it will make quarterly Repurchase Offers for no less than 5% of its Shares outstanding nor more than 25% of the Shares outstanding on the Repurchase Request Deadline. The Repurchase Offer amount will be determined by the Board before each Repurchase Offer. Each quarterly Repurchase Offer will be at the NAV per Share determined as of the Repurchase Pricing Date. Because this policy is “fundamental,” it may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities. Shares will be repurchased at the NAV per Share determined as of the close of regular trading on the NYSE on the Repurchase Pricing Date. The Fund’s initial repurchase offer is expected to occur on or about the third quarter of 2024.

Shareholders will be notified in writing about each quarterly Repurchase Offer, how they may request that the Fund repurchase their Shares and the Repurchase Request Deadline, which is the date the Repurchase Offer ends. The Repurchase Request Deadline will be determined by the Board and will be based on factors such as market conditions, liquidity of the Fund’s assets and shareholder servicing conditions. The time between the notification to shareholders and the Repurchase Request Deadline may vary from no more than 42 days to no less than 21 days and is expected to be approximately 30 days. Certain authorized institutions, including Intermediaries, custodians and clearing platforms, may set times prior to the Repurchase Request Deadline by which they must receive all shareholder repurchase requests and may require certain additional information. In addition, certain clearing houses may require shareholders to submit repurchase requests only on the Repurchase Request Deadline. The repurchase price of the Shares will be the NAV as of the close of regular trading on the NYSE on the Repurchase Pricing Date. Payment pursuant to the repurchase will be made by checks to the shareholder’s address of record, or credited directly to a predetermined bank account on the Repurchase Payment Date, which is within seven days of the Repurchase Pricing Date. The Board may establish other policies for repurchases of Shares that are

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consistent with the Investment Company Act and other applicable laws. Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate repurchase amounts established for that Repurchase Request Deadline. Repurchase proceeds will be paid to shareholders prior to the Repurchase Payment Date.

Repurchase Amounts

The Board, or a committee thereof, in its sole discretion, will determine the number of Shares that the Fund will offer to repurchase (the “Repurchase Offer Amount”) for a given Repurchase Request Deadline. The Repurchase Offer Amount, however, will be no less than 5% of the total number of Shares outstanding nor more than 25% of the Shares outstanding on the Repurchase Request Deadline. The Repurchase Offer Amount will be determined by the Board before each Repurchase Offer.

If Share repurchase requests exceed the number of Shares in the Fund’s Repurchase Offer, the Fund may, in its sole discretion (i) repurchase the number of Shares in the Fund’s Repurchase Offer, allocating such repurchase among the shareholders on a pro rata basis based on the number of Shares tendered by each of the shareholders, or (ii) increase the number of Shares to be repurchased by up to 2.0% of the Fund’s outstanding Shares. If the Fund determines to repurchase additional Shares beyond the Repurchase Offer Amount and if shareholders tender an amount of Shares greater than that which the Fund is entitled to repurchase, the Fund will repurchase the tendered Shares on a pro rata basis based on the number of Shares tendered by each of the Fund’s shareholders. However, the Fund may accept all shares tendered for repurchase by shareholders who own less than one hundred shares and who tender all of their Shares, before prorating other amounts tendered. Because of the potential for proration, tendering shareholders may not have all of their tendered Shares repurchased by the Fund in any Repurchase Offer. Shares repurchased by the Fund are not subject to an early withdrawal charge.

Notice to Shareholders

Notice of each Repurchase Offer will be given to each beneficial owner of Shares between 21 and 42 days before each Repurchase Request Deadline. The notice will describe (i) instructions for shareholders to tender their Shares for repurchase, (ii) the procedures for the Fund to repurchase Shares on a pro rata basis, (iii) the circumstances in which the Fund may suspend or postpone a Repurchase Offer, and (iv) the procedures that will enable shareholders to withdraw or modify their tenders of Shares for repurchase until the Repurchase Request Deadline. The notice will also state the Repurchase Offer Amount, the dates of the Repurchase Request Deadline, the scheduled Repurchase Pricing Date, and the scheduled Repurchase Payment Date. The notice will contain information shareholders should consider in deciding whether or not to tender their Shares for repurchase, including the risk of fluctuation in the NAV between the Repurchase Request Deadline and the Repurchase Pricing Date, if such dates do not coincide, and the possibility that the Fund may use an earlier Repurchase Pricing Date than the scheduled Repurchase Pricing Date (if the scheduled Repurchase Pricing Date is not the Repurchase Request Deadline).

 Repurchase Price

The repurchase price of the Shares will be the NAV as of the close of regular trading on the NYSE on the Repurchase Pricing Date. The notice of the Repurchase Offer will set forth the NAV that has been computed no more than seven days before the date of notification, and how shareholders may ascertain the NAV after the notification date. The notice will also provide a toll-free number for information regarding the Repurchase Offer.

 Suspension or Postponement of Repurchase Offer

The Fund may suspend or postpone a Repurchase Offer only: (i) if making or effecting the Repurchase Offer would cause the Fund to lose its status as a RIC under the Code; (ii) for any period during which the NYSE or any market on which the securities owned by the Fund are principally traded is closed,

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other than customary weekend and holiday closings, or during which trading in such market is restricted; (iii) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (iv) for such other periods as the SEC may by order permit for the protection of shareholders of the Fund. The Fund shall not suspend or postpone a Repurchase Offer under the foregoing circumstances except pursuant to a vote of a majority of the Trustees, including a majority of the Independent Trustees.

Liquidity Requirements

The Fund must maintain liquid assets equal to the Repurchase Offer Amount from the time that the notice is sent to shareholders until the Repurchase Pricing Date. The Fund will ensure that a percentage of its net assets equal to at least 100% of the Repurchase Offer Amount consists of assets that can be sold or disposed of in the ordinary course of business at approximately the price at which the Fund has valued the investment within the time period between the Repurchase Request Deadline and the Repurchase Payment Date.

 The Fund has adopted procedures that are reasonably designed to ensure that the Fund’s assets are sufficiently liquid so that the Fund can comply with the Repurchase Offer and the liquidity requirements described in the previous paragraph. If, at any time, the Fund falls out of compliance with these liquidity requirements, the Board will take any action it deems appropriate to ensure compliance.

Consequences of Repurchase Offers

Repurchase Offers typically will be funded from available cash or sales of portfolio securities. Payment for repurchased Shares, however, may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would, thus increasing the Fund’s portfolio turnover and potentially causing the Fund to realize losses. The Adviser intends to take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of Shares. If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their Shares in a Repurchase Offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase amounts by selling Fund investments, the Fund may hold a larger proportion of its assets in less liquid securities. In addition, the sale of portfolio securities to finance repurchases could reduce the market price of those underlying securities, which in turn would reduce the Fund’s NAV.

Repurchase of the Shares will tend to reduce the amount of outstanding Shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets would increase the Fund’s expense ratio, to the extent that additional Shares are not sold and expenses otherwise remain the same (or increase). In addition, the repurchase of Shares by the Fund will be a taxable event to shareholders.

The Fund is intended as a long-term investment. The Fund’s quarterly Repurchase Offers are a shareholder’s only means of liquidity with respect to his, her or its Shares. Shareholders have no rights to redeem or transfer their Shares, other than limited rights pursuant to certain conditions and restrictions in the Declaration of Trust. The Shares are not traded on a national securities exchange and no secondary market exists for the Shares, nor does the Fund expect a secondary market for the Shares to exist in the future.

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CALCULATION OF NET ASSET VALUE

 The Fund calculates its NAV once each Business Day typically as of the regularly scheduled close of normal trading on the NYSE (normally, 4:00 p.m., Eastern Time). If the regular schedule of the NYSE is for a close prior to 4:00 p.m. Eastern Time, such as on days in advance of holidays observed by the NYSE, the Fund typically will calculate its NAV as of such earlier closing time. In unusual circumstances, such as an unscheduled close or halt of trading on the NYSE, the Fund may calculate its NAV as of an alternative time. The NAV of the Fund will be equivalent to its assets less its liabilities valued on the basis of market quotations where available and otherwise in accordance with the policies and procedures as discussed below and specifically in the Fund’s Valuation Policy. The NAV of the Fund and the NAV per Share will be calculated daily by BNY Mellon, as administrator, in accordance with the valuation methodologies approved by the Board, by the Adviser in its role as the Fund’s valuation designee (the “Valuation Designee”), or as may otherwise be determined from time to time pursuant to policies established by the Board or the Valuation Designee.

Valuation Methodology – Securities with Readily Available Market Quotations

Publicly Traded U.S. Listed Equity Securities, including certain Preferred Stock, Exchange-Traded Funds (ETFs) and Listed Closed End Funds. Investments in publicly traded, domestic equity securities that are listed on the NYSE are valued, except as indicated below, at the official closing price reflected at the close of the NYSE on the Business Day as of which such value is being determined. If there has been no published closing price on such day, the securities are fair valued in accordance with the procedures outlined below. Securities not listed on the NYSE but listed on other domestic or foreign securities exchanges are valued in a similar manner. Securities traded on more than one securities exchange are valued at the closing price of the exchange representing the principal market for such securities on the Business Day as of which such value is being determined. If, after the close of a domestic or foreign market, but prior to the close of business on the day the securities are being valued, market conditions change significantly, the domestic or foreign securities may be valued pursuant to procedures established by the Board or the Valuation Designee.

Open-End Mutual Funds. Investments in open-end mutual funds are valued at their closing NAV.

Fair Valuation Methodology – Securities without Readily Available Market Quotations, Priced by an Approved Pricing Source

Securities traded in the over-the-counter market, such as fixed-income securities and certain equities, including listed securities whose primary market is believed by the Valuation Designee to be over-the-counter, are valued at the official closing prices as reported by one or more pricing service providers as approved by the Board or the Valuation Designee (“Approved Pricing Sources”). If there has been no official closing price on such day, the securities are valued at the mean of the closing bid and ask prices for the day or, if no ask price is available, at the bid price.

Fixed income securities typically will be valued on the basis of prices provided by an Approved Pricing Source, generally an evaluated price or at the mean of closing bid and ask prices obtained by the Approved Pricing Source when such prices are believed by the Valuation Designee to reflect the fair market value of such securities.

Syndicated loans are valued by Approved Pricing Sources at the average of broker quotes obtained from market makers deemed reliable by their internal evaluation staff or by internally developed models that incorporate both indicative quotes and actual trade data for similar loans.

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Short-term debt securities, which have a maturity date of 60 days or less, are valued at amortized cost, which approximates fair value.

Securities for which market prices are unavailable, or securities for which the Adviser determines that the market quotation is unreliable, will be valued at fair value pursuant to procedures approved by the Board. In these circumstances, the Adviser determines fair value in a manner that fairly reflects the market value of the security on the valuation date based on consideration of any information or factors it deems appropriate. These may include recent transactions in comparable securities, information relating to the specific security and developments in the markets.

The Fund’s use of fair value pricing may cause the NAV of the Shares to differ from the NAV that would be calculated using market quotations. Fair value pricing involves subjective judgments and it is possible that the fair value determined for a security may be materially different from the value that could be realized upon the sale of such security.

Fair Valuation Methodology – Private Debt Investments

The Valuation Designee will use its best efforts to value each private debt investment at its fair value under current market conditions. In doing so, the Valuation Designee will engage external valuation consultants to aid in the fair value determination of each private debt investment.

The Valuation Designee will work with the external valuation consultants to select an appropriate fair valuation approach for each private debt investment, which may include, but is not limited to, yield, market and cost approaches, or a combination of approaches. The external valuation consultant, in consultation with the Valuation Designee, may develop a unique valuation model or method for each individual private debt investment. The models and/or methods used may consider, among other things, comparable sector curve information, public market valuations, transaction prices, discounted cash flow analyses, assessments of borrower credit quality, borrower- or project-specific financial information, and/or other relevant information. Models may apply changes to certain public market inputs, such as comparable sector curves and/or benchmarks, only upon a change exceeding predetermined volatility thresholds and may also incorporate adjustments to public market inputs, such as the application of haircuts at levels which may vary based on market circumstances. The models and/or methods used by the external valuation consultant will produce information such as a specific price estimate, an estimated valuation range or confirmation that the prior day’s price estimate remains appropriate.

The Valuation Designee will review the intended valuation approach and/or valuation model for each private debt investment as developed by an external valuation consultant prior to its implementation. This review may consider numerous factors such as the particular investment’s contractual cash flows, the financial strength and operational performance of the borrower, and the debt instrument’s spread to relevant base rates. The Valuation Designee may receive certain initial and/or periodic financial information from the borrower, loan administrator, arranger, monitoring agent, and/or other external parties, and will provide this information to the external valuation consultant for consideration in the valuation model.

The Valuation Designee will determine a fair valuation for each private debt investment daily, typically based on information received from an external valuation consultant (i.e., outputs from the models and/or methods described above). The Valuation Designee will review the valuation estimates provided by the external valuation consultants for reasonableness based on its knowledge of each investment and current market conditions. When a valuation range is provided, the Valuation Designee will generally determine to keep the valuation unchanged if the prior day’s price falls within the current day’s range. These valuation processes may result in a private debt investment’s valuation being unchanged for a period of time.

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In certain circumstances, an externally provided valuation range or specific price estimate may be unavailable or the Valuation Designee may determine that the valuation received does not represent the fair value of the private debt investment based on current market conditions. In such an instance, the Valuation Designee will determine the fair value of the investment, in good faith, via alternative means which may include, among others, valuing the investment at its prior day’s price, valuing the investment at its amortized cost, or implementing an internally developed model. In determining such a fair valuation, the Valuation Designee may consider any information it deems appropriate including as received directly from the borrower, as received from alternative external information sources, including monitoring agents, or as reflected by current general market conditions.

Fair Valuation Methodology – Private Funds

The Board has adopted procedures pursuant to which the Valuation Designee typically will value the Fund’s investments in the Private Funds according to the value reported by each Private Fund’s quarterly NAV statement. The Valuation Designee will also review this information for reasonableness based on its knowledge of current market conditions and the individual characteristics of each Private Fund and may clarify or validate the reported information with the applicable manager of the Private Fund.

In certain circumstances, a Private Fund or its manager may provide information on a Private Fund’s NAV on a basis more frequent than quarterly (daily or periodically). The Valuation Designee will also review this information for reasonableness based on its knowledge of current market conditions and the individual characteristics of each Private Fund and may clarify or validate the reported information with the applicable manager of the Private Fund. If determined reasonable, the Valuation Designee may value the Fund’s investment in such Private Fund according to this information without further adjustments.

The Valuation Designee may conclude, in certain circumstances, that the information provided by any Private Fund or its manager does not represent the fair value of the Fund’s investment in a Private Fund and is not indicative of what actual fair value would be under current market conditions. In those circumstances, the Valuation Designee may determine to value the Fund’s investment in the Private Fund at a discount or a premium to the reported value received from the Private Fund. Any such decision will be made in good faith by the Valuation Designee and will be reported to the Board’s Valuation Committee at its next regularly scheduled quarterly meeting.

Additionally, between the quarterly valuation periods (and between other periodic valuation periods if determined appropriate by the Valuation Designee), the NAVs of such Private Funds are typically adjusted daily based on the total return that each Private Fund is estimated by the Valuation Designee to generate during the current quarter. The Valuation Designee monitors these estimates regularly and updates them as necessary if macro or individual fund changes warrant any adjustments.

The Valuation Designee shall use its best efforts to ensure that each Private Fund has in place policies and procedures that provide underlying principles behind the disclosure of reliable information with adequate supporting operational practices.

If the Valuation Designee determines that the Fund does not have the ability to sell shares of a Private Fund in its primary market through redemptions back to the Private Fund, the Valuation Designee may determine to fair value the Private Fund at a price other than its NAV. In such an instance, the Valuation Designee may consider any information it deems appropriate, including information received from broker-dealers and/or pricing services or comparable sales in the secondary market. Any such fair valuation determinations will be made in good faith by the Valuation Designee, may be based upon an internally developed pricing model, and will be reported to the Board’s Valuation Committee at its next regularly scheduled quarterly meeting.

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NAV and NAV Per Share Calculation

The price at which an investor buys Shares or has Shares repurchased is the NAV per Share. BNY Mellon calculates the Fund’s NAV once each Business Day as follows:

•	Current value of the Fund’s total assets, including the value of all investments held; and
•	Less any liabilities including accrued fees and expenses of the Fund or distributions to be paid.

NAV per Share is calculated by taking the Fund’s NAV divided by the total number of Shares outstanding at the time the determination is made. The NAV per Share is calculated before taking into consideration any additional investments to be made as of such date and prior to including any dividend reinvestment or any repurchase obligations to be paid in respect of a Repurchase Date that is as of such date.

DESCRIPTION OF SHARES

The Fund is authorized to issue an unlimited number of Shares of beneficial interest. The Board is authorized to change the number of Shares the Fund is authorized to issue. Each Share has one vote at all meetings of shareholders and, when issued and paid for in accordance with the terms of this offering, will be fully paid and non-assessable. The Fund may offer additional classes of Shares in the future in reliance on exemptive relief from the SEC that would permit the Fund to issue multiple classes of Shares. The Fund may offer one or more additional classes of Shares, including a class of preferred shares, without the approval of shareholders. Until the Fund registers a new Share class, the Fund will only offer one class of Shares.

All Shares have equal rights as to dividends, assets and voting privileges and have no conversion, preemptive or other subscription rights. Shareholders are not liable for further calls or assessments. The Fund will send periodic reports (including financial statements) to all shareholders. The Fund does not intend to hold annual meetings of shareholders. Shares are not available in certificated form. Any transfer of Shares will be void if made to an account held through a broker, dealer or other Intermediary that has not entered into an agreement for the provision of shareholder services to the Fund. In addition, in the event of any transfer that violates the foregoing transfer restrictions, such as pursuant to testate or intestate succession, the Fund will have the right (but not the obligation) to repurchase any such improperly transferred Shares at their then current NAV. This repurchase right is in addition to any other remedy that the Fund may have, including, when consistent with applicable law, refusing to recognize any such transfer. With very limited exceptions, Shares are not transferable and liquidity will be provided principally through limited Repurchase Offers. See “Risk Factors – Interval Fund Risk” and “– Liquidity Risk.”

In general, any action requiring a vote of the holders of the Shares of the Fund shall be effective if taken or authorized by the affirmative vote of a majority of the quorum for the transaction of business at meeting of shareholders. Except when a larger quorum is required by law, 30% of the Shares entitled to vote on a particular matter shall constitute quorum. Any change in the Fund’s fundamental policies may also be authorized by the vote of the holders of (a) two-thirds of the Shares present at a shareholders’ meeting if the holders of a majority of the outstanding Shares are present or represented by proxy, or (b) a majority of the outstanding Shares of the Fund, whichever is less.

Dividends and capital gain distributions paid by the Fund will be reinvested in additional Shares of the Fund unless a shareholder “opts out” (elects not to reinvest in Shares). Shareholders are free to change their election on a quarterly basis by contacting the Fund’s Transfer Agent, BNY Mellon Investment

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Servicing (US) Inc. (or, alternatively, by contacting its Intermediary, who will inform the Fund). Shares purchased by reinvestment will be issued at their NAV on the ex-dividend date. There is no sales load or other charge for reinvestment. The Fund reserves the right to suspend or limit at any time the ability of shareholders to reinvest distributions. The automatic reinvestment of dividends and capital gain distributions does not relieve shareholders of any U.S. federal income tax that may be payable (or required to be withheld) on such distributions.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Fund, after payment of all of the liabilities of the Fund, shareholders are entitled to share ratably in all the remaining assets of the Fund.

The following table shows Shares of the Fund that were authorized and outstanding as June 30, 2024:

(1)	(2)	(3)	(4)
Title of Class	Amount Authorized	Amount Held by the Fund for its Account	Amount Outstanding Exclusive of Amount Shown Under (3)
Shares of beneficial interest	Unlimited	0	10,310,189.17

As a continuously offered closed-end fund, it is anticipated that the Fund will offer additional Shares subject to future registration statements. In deciding whether to make these sales, the Fund will take into account all factors it considers relevant, including market conditions and the cash available to it for investment.

Organizational Documents

The Fund’s Declaration of Trust and the By-Laws include provisions that could limit the ability of other entities or persons to acquire control of the Fund or to convert the Fund to open-end status. As described below, the Declaration of Trust grants special approval rights with respect to certain matters to members of the Board who qualify as “Continuing Trustees,” which term means a Trustee who either (i) has been a member of the Board since the date when shares are first sold pursuant to a public offering or (ii) was nominated to serve as a member of the Board, or designated as a Continuing Trustee, by a majority of the Continuing Trustees then members of the Board.

The Declaration of Trust requires the affirmative vote or consent of at least a majority of the Board and holders of at least a majority of the Fund’s shares to authorize certain Fund transactions not in the ordinary course of business, including, among other matters, a merger or consolidation or share exchange. The Declaration of Trust also requires the affirmative vote or consent of holders of at least a majority of the Fund’s shares entitled to vote on the matter to authorize a conversion of the Fund from a closed-end to an open-end investment company, unless the conversion is authorized by both a majority of the Trustees and a majority of the Continuing Trustees. Also, the Declaration of Trust provides that the Fund may be terminated at any time by vote or consent of at least seventy-five percent of the Fund’s shares or, alternatively, by vote or consent of both a majority of the Trustees and a majority of the Continuing Trustees.

The Declaration of Trust provides that unless the Fund consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any action or proceeding brought by or on behalf of the Fund or shareholders against the Fund, the Fund’s investment adviser, or the Trustees, officers, or employees of the Fund; (ii) any action arising under or to interpret, apply, enforce, or determine the validity of the Declaration of Trust or the By-Laws or any investment advisory agreement; or (iii) any action

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asserting a claim governed by the internal affairs doctrine shall be brought in either the federal courts sitting within the City of Boston in The Commonwealth of Massachusetts or the Business Litigation Session of the Massachusetts Superior Court in Suffolk County (each, a “Covered Action”).

Any person purchasing or otherwise acquiring or holding any interest in shares of beneficial interest of the Fund will be (i) deemed to have notice of and consented to the foregoing paragraph and (ii) deemed to have waived any argument relating to the inconvenience of the forum referenced above in connection with any action or proceeding described in the foregoing paragraph. This forum selection provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with Trustees, officers or other agents of the Fund and its service providers, which may discourage such lawsuits with respect to such claims and increase the costs for a shareholder to pursue such claims. If a court were to find the forum selection provision contained in the By-Laws to be inapplicable or unenforceable in an action, the Fund may incur additional costs associated with resolving such action in other jurisdictions. This forum selection provision shall not apply to claims made under federal securities laws. The enforceability of exclusive forum provisions is questionable.

The Declaration of Trust contains provisions regarding derivative and direct claims of shareholders. As used in the Declaration of Trust, a “direct” shareholder claim refers to (i) a claim based upon alleged violations of a shareholder’s individual rights independent of any harm to the Fund, including a shareholder’s voting rights with respect to certain transactions under Section 5.2 of the Declaration of Trust or the By-Laws, rights to receive a dividend payment as may be declared from time to time, rights to inspect books and records, or other similar rights personal to the shareholder and independent of any harm to the Fund; and/or (ii) a claim for which a direct shareholder action is expressly provided under U.S. federal securities laws. Any claim asserted by a shareholder other than a direct claim, including without limitation any claims purporting to be brought on behalf of the Fund or other individual Shareholder or involving any alleged harm to the Fund or other individual shareholder, is considered a “derivative” claim.

A shareholder or group of shareholders may not bring or maintain any court action, proceeding or claim on behalf of the Fund or any class of shares or involving any alleged harm to the Fund, without first making demand on the Trustees requesting the Trustees to bring or maintain such action, proceeding or claim. Such demand shall not be excused under any circumstances, including claims of alleged interest on the part of the Trustees. The Trustees shall consider such demand within ninety (90) days of its receipt by the Fund. In their sole discretion, the Trustees may submit the matter to a vote of shareholders of the Fund or a class of shares, as appropriate. Any decision by the Trustees to bring, maintain or settle (or not to bring, maintain or settle) such court action, proceeding or claim, or to submit the matter to a vote of shareholders shall be made by the Trustees in their business judgment and shall be binding upon the shareholders and no suit, proceeding or other action shall be commenced or maintained after a decision to reject a demand.

A shareholder or group of shareholders may not bring or maintain a direct action or claim for monetary damages against the Fund or the Trustees predicated upon an express or implied right of action under the Declaration of Trust or the Investment Company Act (excepting rights of action permitted under Section 36(b) of the Investment Company Act), nor shall any single shareholder, who is similarly situated to one or more other shareholders with respect to the alleged injury, have the right to bring such an action, unless such group of shareholders or shareholder has obtained authorization from the Trustees to bring the action. The requirement of authorization shall not be excused under any circumstances, including claims of alleged interest on the part of the Trustees. The Trustees shall consider such request within ninety (90) days of its receipt by the Fund. In their sole discretion, the Trustees may submit the matter to a vote of shareholders of the Fund or a class of shares, as appropriate. Any decision by the Trustees to settle or to authorize (or not to settle or to authorize) such court action, proceeding or claim, or to submit the matter to a vote of shareholders, shall be made in their business judgment and shall be binding on all shareholders.

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These provisions in the Declaration of Trust regarding derivative and direct claims of shareholders shall not apply to claims made under federal securities laws.

TAXES

This section summarizes some of the U.S. federal income tax consequences to U.S. persons of investing in the Fund; the consequences under other tax laws and to non-U.S. shareholders may differ. Shareholders should consult their tax advisors as to the possible application of federal, state, local or non-U.S. income tax laws. Please see the SAI for additional information regarding the tax aspects of investing in the Fund.

Treatment as a Regulated Investment Company

The Fund intends to elect to be treated, and intends each year to qualify and be eligible to be treated, as a RIC under Subchapter M of the Code. A RIC is not subject to U.S. federal income tax at the corporate level on income and gains from investments that are timely distributed to shareholders. The Fund’s failure to qualify as a RIC would result in corporate-level taxation, thereby reducing the return on your investment.

Taxes on Fund Distributions

A shareholder subject to U.S. federal income tax will generally be subject to tax on Fund distributions. For U.S. federal income tax purposes, Fund distributions will generally be taxable to a shareholder as either ordinary income or capital gains. Fund dividends consisting of distributions of investment income generally are taxable to shareholders as ordinary income. Federal taxes on Fund distributions of capital gains are determined by how long the Fund owned or is deemed to have owned the investments that generated the capital gains, rather than how long a shareholder has owned the shares. Distributions of net capital gains (that is, the excess of net long-term capital gains over net short-term capital losses, in each case determined with reference to any loss carryforwards) that are properly reported by the Fund as capital gain dividends generally will be treated as long-term capital gains includible in a shareholder’s net capital gains and taxed to individuals at reduced rates. Distributions of net short-term capital gains in excess of net long-term capital losses generally will be taxable to you as ordinary income.

The Code generally imposes a 3.8% Medicare contribution tax on the “net investment income” of certain individuals, trusts and estates to the extent their income exceeds certain threshold amounts. Net investment income generally includes for this purpose dividends paid by the Fund, including any capital gain dividends, and net capital gains recognized on the sale, redemption or exchange of shares of the Fund. Shareholders are advised to consult their tax advisors regarding the possible implications of this additional tax on their investment in the Fund.

The ultimate tax characterization of the Fund’s distributions made in a taxable year cannot be determined finally until after the end of that taxable year. As a result, the Fund may make total distributions during a taxable year in an amount that exceeds the Fund’s current and accumulated earnings and profits. In that case, the excess generally would be treated as a return of capital and would reduce a shareholder’s tax basis in the applicable shares, with any amounts exceeding such basis treated as gain from the sale of such shares. A return of capital is not taxable, but it reduces a shareholder’s tax basis in the shares, thus reducing any loss or increasing any gain on a subsequent taxable disposition by the shareholder of its shares.

Fund distributions are taxable to shareholders as described above even if they are paid from income or gains earned by the Fund before a shareholder’s investment (and thus were included in the price the shareholder paid).

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Certain Fund Investments

Income and gains from certain of the Fund’s activities, including fees received in connection with the origination of loans, may not constitute qualifying income to a RIC for purposes of the 90% gross income test described above. If the Fund were to treat income or gain from a particular investment or activity as qualifying income and the income or gain were later determined not to constitute qualifying income and, together with any other nonqualifying income, caused the Fund’s nonqualifying income to exceed 10% of its gross income in any taxable year, the Fund would fail to qualify as a RIC unless it is eligible to and does cure such failure, including by paying a Fund-level tax.

The Fund’s investments in certain debt instruments could cause the Fund to recognize taxable income in excess of the cash generated by such investments (which may require the Fund to liquidate other investments in order to make required distributions). These dispositions may cause the Fund to realize higher amounts of capital gains (including short-term capital gains generally taxed to shareholders that are individuals at ordinary income tax rates). The Fund does not expect to qualify to pass through tax-exempt dividends to shareholders.

Investments in debt obligations that are at risk of or in default present special tax issues for the Fund. Tax rules are not entirely clear about issues such as whether or to what extent the Fund should recognize market discount on a debt obligation; when the Fund may cease to accrue interest, original issue discount or market discount; when and to what extent the Fund may take deductions for bad debts or worthless securities and how the Fund should allocate payments received on obligations in default between principal and income. These and other related issues will be addressed by the Fund when, as and if it invests in such securities, in order to seek to ensure that it distributes sufficient income to preserve its status as a RIC and does not become subject to U.S. federal income or excise tax.

The Fund is permitted to invest up to 25% of its total assets in the aggregate in the VCRDX Subsidiary, which has elected to be treated as a corporation for U.S. federal income tax purposes, and any other issuer that the Fund controls and that is engaged in the same, similar or related trade or business. A RIC generally does not take into account income earned by a U.S. corporation in which it invests unless and until the corporation distributes such income to the RIC as a dividend. Where a Subsidiary, such as the VCRDX Subsidiary, is organized in the U.S., the Subsidiary will be liable for an entity-level U.S. federal income tax on its income from U.S. and non-U.S. sources, as well as any applicable state taxes, which will reduce the Fund’s return on its investment in the Subsidiary. If a net loss is realized by the Subsidiary, such loss is not generally available to offset the income of the Fund.

Private Funds

The Fund may invest in Private Funds that are classified as partnerships for U.S. federal income tax purposes. As such, the Fund may be required to recognize items of taxable income and gain prior to the time that the Fund receives corresponding cash distributions from the Private Fund. In such case, the Fund might have to borrow money or dispose of investments, including interests in other Private Funds, including when it is disadvantageous to do so, in order to make the distributions required in order to maintain its status as a RIC and to avoid the imposition of a federal income or excise tax.

Private Funds classified as partnerships for federal income tax purposes may generate income allocable to the Fund that is not qualifying income for purposes of the 90% gross income test described above. In order to meet the 90% gross income test, the Fund may structure its investments in a way potentially increasing the taxes imposed thereon or in respect thereof, including by holding such investments in the VCRDX Subsidiary.

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Furthermore, it may not always be clear how the asset diversification rules for RIC qualification will apply to the Fund’s investments in Private Funds that are classified as partnerships for federal income tax purposes.

As a result of the considerations described in the preceding paragraphs, the Fund’s intention to qualify and be eligible for treatment as a RIC can limit its ability to acquire or continue to hold positions in Private Funds that would otherwise be consistent with its investment strategy, may require the Fund to structure its investment in a way potentially increasing the taxes imposed thereon or in respect thereof (including, for example, holding such investments through the VCRDX Subsidiary) or can require it to engage in transactions in which it would otherwise not engage, resulting in additional transaction costs and/or taxes reducing the Fund’s return to shareholders. The Fund’s investment in Private Funds may also adversely bear on the Fund’s ability to qualify as a RIC under Subchapter M of the Code.

Unless otherwise indicated, references in this discussion to the Fund’s investments, activities, income, gain, and loss include, as applicable, the investments, activities, income, gain, and loss attributable to the Fund as result of the Fund’s investment in any Private Fund or other entity that is properly classified as a partnership or disregarded entity for U.S. federal income tax purposes (and not an association or publicly traded partnership taxable as a corporation).

Foreign (Non-U.S.) Taxes

Income received by the Fund from sources within foreign countries may be subject to withholding and other taxes imposed by such countries, which will reduce the return on those investments. The Fund does not expect that shareholders will be entitled to claim a credit or deduction for U.S. federal income tax purposes with respect to foreign taxes paid by the Fund; in that case the foreign tax will nonetheless reduce the Fund’s taxable income. Even if the Fund were eligible to and did elect to pass through to its shareholders foreign tax credits or deductions, tax-exempt shareholders and those who invest in the Fund through tax-advantaged accounts such as individual retirement accounts (“IRAs”) would not benefit from any such tax credit or deduction.

Taxes When You Dispose of Your Common Shares

Any gain resulting from the disposition of Shares that is treated as a sale or exchange for U.S. federal income tax purposes generally will be taxable to shareholders as capital gains for U.S. federal income tax purposes. Shareholders who offer and are able to sell all of the Shares they hold or are deemed to hold in response to a Repurchase Offer (as described above) generally will be treated as having sold their shares and generally will recognize a capital gain or loss. In the case of shareholders who tender or are able to sell fewer than all of their shares, it is possible that any amounts that the shareholder receives in such repurchase will be taxable as a dividend to such shareholder. In addition, there is a risk that shareholders who do not tender any of their shares for repurchase, or whose percentage interest in the Fund otherwise increases as a result of the Repurchase Offer, will be treated for U.S. federal income tax purposes as having received a taxable dividend distribution as a result of their proportionate increase in the ownership of the Fund. The Fund’s use of cash to repurchase shares could adversely affect its ability to satisfy the distribution requirements for treatment as a RIC. The Fund could also recognize income in connection with its liquidation of portfolio securities to fund share repurchases. Any such income would be taken into account in determining whether such distribution requirements are satisfied.

Backup Withholding

The Fund is generally required to withhold and remit to the U.S. Treasury a percentage of the taxable distributions and redemption proceeds paid to any shareholder who fails to properly furnish the

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Fund with a correct taxpayer identification number, who has under-reported dividend or interest income, or who fails to certify to the Fund that he, she or it is not subject to such withholding.

DISTRIBUTION ARRANGEMENTS

General

Foreside Funds Distributors LLC, the Fund’s Distributor, serves as the Fund’s “statutory underwriter,” within the meaning of the Securities Act, and “principal underwriter,” within the meaning of the Investment Company Act, and facilitates the distribution of the Shares. The Distributor’s principal business address is Three Canal Plaza, Suite 100, Portland, ME 04101.

The Distributor will offer the Shares on a best efforts basis, but is not obligated to sell any certain number of Shares. Under the Distribution Agreement between the Fund and the Distributor, the Fund has agreed to indemnify the Distributor or its designee, their respective affiliates, the Adviser, and certain other persons against certain liabilities, including liabilities under the Securities Act. However, the Fund will not be required to provide indemnification where it is determined that the liability resulted from the willful misfeasance, bad faith or gross negligence of the person seeking indemnification in the performance of such person’s duties under the Distribution Agreement, or from the reckless disregard of such person’s obligations under the Distribution Agreement.

Other Payments Made by the Fund, the Adviser, the Distributor and/or its Designee

The Fund, the Adviser, and/or the Distributor may authorize one or more Intermediaries to receive orders and provide certain related services on behalf of the Fund. Additionally, the Adviser has entered into distribution and/or servicing agreements to compensate Intermediaries for distribution-related activities and/or for providing ongoing services in respect of clients to whom they have distributed Shares of the Fund. Distribution-related services may include, among other things, the provision of education and support for the Fund’s sales team, the placement of the Fund on preferred lists and in advisory allocation models, and promotion of the Fund through conferences, roadshows, and newsletters. Shareholder servicing arrangements may include, among other things, electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Fund’s transfer agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and liaison services as the Fund or the Adviser may reasonably request.

Compensation received by the Intermediaries is paid by the Adviser out of the Adviser’s own resources and is not an expense of the Fund or Fund shareholders. These payments may create a conflict of interest for the Intermediaries by providing an incentive to recommend the Shares over other potential investments that may also be appropriate for the clients of such Intermediaries. These payments may also have the effect of increasing the Fund’s assets under management, which would increase the amount of the Investment Management Fee payable to the Adviser. There is no limit on the amount of such compensation paid by the Adviser to the Intermediaries, subject to the limitations imposed by the Financial Industry Regulatory Authority. Such professionals and Intermediaries may provide varying investment products, programs, platforms and accounts through which investors may purchase or participate in a repurchase of Shares of the Fund. Platform fees, administration fees, shareholder services fees and sub-transfer agent fees are not paid by the Fund as compensation for any sales or distribution activities.

The aggregate amount of these payments may be substantial and may include amounts that are sometimes referred to as “revenue sharing” payments. Because these revenue sharing payments are paid by

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the Adviser and not from the Fund’s assets, the amount of any revenue sharing payments is determined by the Adviser. The existence or level of such payments may be based on factors that include, without limitation, differing levels or types of services provided by the Intermediaries, the expected level of assets or sales of Shares, the placing of the Fund on a recommended or preferred list and/or access to an Intermediary’s personnel and other factors. Payments may be based on current or past sales, current or historical assets or a flat fee for specific services provided. Shareholders should inquire of an Intermediary how the Intermediary will be compensated for investments made in the Fund.

The Adviser may manage and offer additional investment products other than the Fund. The compensation for services paid to Intermediaries may differ from one fund to another, even if the two funds are charged the same management fee or incentive-based fee (i.e., even if, overall, an investor would pay the same amount in fees). The differences in compensation may create an incentive for Intermediaries to recommend funds for which they receive higher compensation. Shareholders should discuss this with their Intermediaries to learn more about the compensation they receive.

PRIVACY NOTICE

This notice describes the Fund’s privacy policy. The Fund is committed to protecting the personal information that it collects about individuals who are prospective, former or current investors. The Fund collects personal information (“Personal Information”) for business purposes, such as to process requests and transactions, to maintain accounts, and to provide customer service. Personal Information is obtained from the following sources.

●	Investor applications and other forms, which may include your name(s), address, social security number or tax identification number;
●	Written and electronic correspondence, including telephone contacts; and
●	Transaction history, including information about the Fund’s transactions and balances in your accounts with the Fund or its affiliates or other holdings of the Fund and any affiliation with the Adviser and its subsidiaries.

The Fund limits access to Personal Information to those employees and service providers who need to know that information for business purposes. Employees are required to maintain and protect the confidentiality of Personal Information. The Adviser, on behalf of the Fund, maintains written policies and procedures that address physical, electronic and administrative safeguards designed to protect Personal Information.

The Fund may share Personal Information described above with the Adviser and its various other affiliates or service providers for business purposes, such as to facilitate the servicing of accounts. The Fund may share the Personal Information described above for business purposes with a non-affiliated third party only as authorized by exceptions to Regulation S-P’s opt-out requirements, for example, if it is necessary to effect, administer, or enforce a transaction that an investor requests or authorizes; (ii) in connection with processing or servicing a financial product or service an investor requests or authorizes; and (iii) in connection with maintaining or servicing the investor’s account with the Fund. The Fund also may disclose Personal Information to regulatory authorities or otherwise as permitted by law. The Fund endeavors to keep its customer files complete and accurate. The Fund should be notified if any information needs to be corrected or updated.

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STATEMENT OF ADDITIONAL INFORMATION DATED JULY 29, 2024

VERSUS CAPITAL

INFRASTRUCTURE INCOME FUND

Shares of Beneficial Interest: VCRDX

5050 S. Syracuse Street, Suite 1100

Denver, Colorado 80237

(Address of Principal Executive Offices)

Registrant’s Telephone Number, including Area Code: (877) 200-1878

This Statement of Additional Information (“SAI”) is not a prospectus. This SAI relates to and should be read in conjunction with the Prospectus of Versus Capital Infrastructure Income Fund (the “Fund”), dated July 29, 2024 (the “Prospectus”). Defined terms used herein, and not otherwise defined herein, have the same meanings as in the Prospectus. You can request a copy of the Prospectus, this SAI and the Fund’s annual and semi-annual reports (when available) without charge by writing to the Fund at the address above or by calling (877) 200-1878 or by visiting www.versuscapital.com. This SAI, material incorporated by reference and other information about the Fund are also available on the SEC’s website (http://www.sec.gov).

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THE FUND

The Fund is a non-diversified, closed-end management investment company that continuously offers its shares and operates as an “interval fund” (as defined below). The Fund offers one class of shares. The Fund was formed on May 11, 2020 as a Massachusetts business trust.

ADDITIONAL INVESTMENT POLICIES

The investment objectives and principal investment strategies of the Fund, as well as the principal risks associated with the Fund’s investment strategies, are set forth in the Prospectus. See “Investment Objectives, Investment Strategies and Investment Features” in the Prospectus. Certain additional investment information is set forth below.

Fundamental Policies

The Fund’s fundamental policies may be changed only by the affirmative vote of a majority of the outstanding shares of beneficial interest of the Fund (collectively, the “Shares”). Fundamental policies of the Fund are listed below. For the purposes of this SAI, “majority of the outstanding Shares of the Fund” means the vote, at an annual or special meeting of shareholders duly called, of (a) 67% or more of the Shares present at such meeting, if the holders of more than 50% of the outstanding Shares of the Fund are present or represented by proxy; or (b) more than 50% of the outstanding Shares of the Fund, whichever is less. As fundamental policies, the Fund may not:

•	Invest 25% or more of its total assets (measured at current value at the time of investment) in a particular industry or group of industries (other than securities issued or guaranteed by the U.S. government or its agencies or instrumentalities); provided that the Fund will invest, directly or indirectly, 25% or more of its total assets in infrastructure-related industries.
•	Borrow money, except to the extent permitted under the Investment Company Act of 1940, as amended (the “Investment Company Act”).
•	Issue senior securities, except to the extent permitted under the Investment Company Act.
•	Underwrite securities of other issuers, except to the extent that in connection with the disposition of portfolio securities, it may be deemed to be an underwriter under the federal securities laws.
•	Make loans, except to the extent permitted under the Investment Company Act.
•	Purchase, sell or hold real estate, except to the extent permitted by applicable law. This restriction shall not prohibit the Fund from purchasing, selling, or holding securities of issuers that invest in real estate, including securities of real estate investment trusts (“REITs”), and securities that are secured by real estate or interests in real estate.
•	Purchase and sell commodities, except to the extent permitted by applicable law. This restriction shall not prohibit the Fund from purchasing, selling, or entering into futures contracts, options on futures contracts, forward contracts, or any interest rate, securities-related, or other derivative instrument, including swap agreements and other derivative
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instruments, subject to compliance with any applicable provisions of the federal securities or commodities laws.

In addition, the Fund has adopted the following fundamental policies with respect to the repurchase of Shares, which shall apply until such time as the Fund’s board of trustees (the “Board”) may approve the Fund’s conversion to an open-end investment company, at which time the Fund will cease to operate under and pursuant to Rule 23c-3 under the Investment Company Act:

•	The Fund will make quarterly repurchase offers (each a “Repurchase Offer”) pursuant to Rule 23c-3 under the Investment Company Act, as it may be amended from time to time.
•	The Fund will repurchase shares that are tendered by a specific date (the “Repurchase Request Deadline”), which will be established by the Board in accordance with Rule 23c-3, as amended from time to time.
•	There will be a maximum fourteen (14) calendar day period (or the next business day if the 14th calendar day is not a business day) between the Repurchase Request Deadline and the date on which the Fund’s net asset value applicable to the repurchase offer is determined.

Where applicable, the foregoing investment restrictions shall be interpreted based on the Investment Company Act and the rules and regulations thereunder, and the applicable statutes, rules, regulations, orders, guidance, and pronouncements of the U.S. Securities and Exchange Commission (the “SEC”) and its staff, as such statutes, rules, regulations, orders, guidance, and pronouncements may be amended from time to time.

Unless otherwise indicated, all limitations applicable to the Fund’s investments apply only at the time of investment. Any subsequent change in the percentage of the Fund’s assets invested in certain securities or other instruments resulting from market fluctuations or other changes in the Fund’s total assets, will not require the Fund to dispose of an investment.

Certain Portfolio Securities and Other Operating Policies

Money Market Instruments

The Fund may invest, for defensive purposes or otherwise, some or all of its assets in high quality fixed-income securities, money market instruments, and money market mutual funds, or hold cash or cash equivalents in such amounts as the Fund or a sub-adviser to the fund (each a “Sub-Adviser” and, collectively, the “Sub-Advisers”) deems appropriate under the circumstances. Money market instruments are high quality, short-term fixed-income obligations, which generally have remaining maturities of one year or less, and may include U.S. Government securities, commercial paper, certificates of deposit and bankers’ acceptances issued by domestic branches of U.S. banks that are members of the Federal Deposit Insurance Corporation, and repurchase agreements.

Collateralized Bond Obligations

The Fund may invest in each of collateralized bond obligations (“CBOs”), collateralized loan obligations (“CLOs”) and other collateralized debt obligations (“CDOs”), as well as other similarly structured securities. CBOs, CLOs and CDOs are types of asset-backed securities. A CBO is a trust which

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is often backed by a diversified pool of high risk, below investment grade fixed income securities. The collateral can be from many different types of fixed income securities such as high-yield debt, privately-issued mortgage-related securities, trust preferred securities and emerging market debt. A CLO is a trust typically collateralized by a pool of loans, which may include, among others, domestic and foreign senior secured loans, senior unsecured loans and subordinate corporate loans, including loans that may be rated below investment grade or equivalent unrated loans. Other CDOs are trusts backed by other types of assets representing obligations of various parties. CBOs, CLOs and other CDOs may charge management fees and administrative expenses, which would be borne by the Fund.

The cash flows from these investments are split into two or more portions, called tranches, varying in risk and yield. The riskiest portion is the “equity” tranche which bears the bulk of defaults from the bonds or loans in the trust and serves to protect the other, more senior tranches from default in all but the most severe circumstances. Since they are partially protected from defaults, senior tranches from a CBO trust, CLO trust or trust of another CDO typically have higher ratings and lower yields than their underlying securities, and can be rated investment grade. Despite the protection from the equity tranche, CBO, CLO or other CDO tranches can experience substantial losses due to actual defaults, increased sensitivity to defaults due to collateral default and disappearance of protecting tranches, market anticipation of defaults, as well as aversion to these types of securities as a class. The Fund may invest in any tranche, including the equity tranche, of a CBO, CLO or other CDO. The risks of an investment in a CBO, CLO or other CDO depend largely on the type of the collateral securities and the class of the instrument in which the Fund invests.

Normally, CBOs, CLOs and other CDOs are privately offered and sold, and thus, are not registered under the securities laws. As a result, investments in CBOs, CLOs and other CDOs may be characterized by the Fund as illiquid investments; however an active dealer market may exist for CBOs, CLOs and other CDOs allowing them to qualify for Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”). In addition to the normal risks associated with debt instruments discussed in the Prospectus (e.g., prepayment risk, credit risk, liquidity risk, market risk, structural risk, legal risk, interest rate risk and default risk), CBOs, CLOs and other CDOs may carry additional risks including, but not limited to: (i) the possibility that distributions from collateral securities will not be adequate to make interest or other payments; (ii) the possibility that the quality of the collateral may decline in value or default; (iii) the possibility that investments in CBOs, CLOs and other CDOs are subordinate to other classes or tranches thereof; and (iv) the fact that the complex structure of the security may not be fully understood at the time of investment and may produce disputes with the issuer or unexpected investment results.

Short Sales

The Fund may, to a limited extent, engage in short sales of securities to the extent consistent with its investment objectives and policies. A short sale is a transaction in which the Fund sells a security it does not own as a means of attractive financing for purchasing other assets or in anticipation that the market price of that security will decline. If the price of the security in the short sale decreases, the Fund will realize a profit to the extent that the short sale price for the security exceeds the market price. If the price of the security increases, the Fund will realize a loss to the extent that the market price exceeds the short sale price.

Short selling involves a number of risks. If a security sold short increases in price, the Fund may have to cover its short position at a higher price than the short sale price, resulting in a loss. Selling securities short runs the risk of losing an amount greater than the initial investment therein. Purchasing securities to close out the short position can itself cause the price of the securities to rise further, thereby exacerbating the loss. Short-selling exposes the Fund to unlimited risk with respect to that security due to the lack of an

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upper limit on the price to which an instrument can rise. In addition, there is the risk that the counterparty to a short sale may fail to honor its contractual terms, causing a loss to the Fund.

Options

The Fund may, to a limited extent, purchase put and call options and write covered call and put option contracts to the extent consistent with its investment objectives and policies. A put option gives the purchaser the right to compel the writer of the option to purchase from the option holder an underlying currency or security or its equivalent at a specified price at any time during the option period. A call option gives the purchaser the right to buy the underlying currency or security covered by the option or its equivalent from the writer of the option at the stated exercise price. A “covered call option” written by the Fund is a call option with respect to which the Fund owns the underlying security. A put option written by the Fund is covered when, among other things, the Fund sets aside assets having a value equal to or greater than the exercise price of the option to fulfill the obligation undertaken or otherwise covers the transaction. The Fund may also seek to terminate its option positions prior to their expiration by entering into closing transactions.

To the extent the Fund invests in options, some, but not all, of the Fund’s options may be traded and listed on an exchange. There is no assurance that a liquid secondary market on an options exchange will exist for any particular option at any particular time, and for some options no secondary market on an exchange or elsewhere may exist. The ability of the Fund to enter into a closing sale transaction depends on the existence of a liquid secondary market. There can be no assurance that a closing purchase or sale transaction can be effected when the Fund so desires.

The hours of trading for options may not conform to the hours during which the underlying securities are traded. To the extent that the options markets close before the markets for the underlying securities, significant price and rate movements can take place in the underlying markets that cannot be reflected in the options markets. The purchase of options is a highly specialized activity which involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. The purchase of options involves the risk that the premium and transaction costs paid by the Fund in purchasing an option will be lost as a result of unanticipated movements in prices of the securities on which the option is based. Imperfect correlation between the options and securities markets may detract from the effectiveness of attempted hedging. Options transactions may result in significantly higher transaction costs and portfolio turnover for the Fund.

TRUSTEES AND OFFICERS

Trustees

The Board has overall responsibility to manage and control the business affairs of the Fund, including the complete and exclusive authority to oversee and to establish policies regarding the management, conduct and operation of the Fund’s business. The Board exercises the same powers, authority and responsibilities on behalf of the Fund as are customarily exercised by the board of trustees of a registered investment company organized as a Massachusetts business trust.

Board’s Oversight Role in Management

The Board’s role in management of the Fund is oversight. Versus Capital Advisors LLC, the Fund’s investment adviser (the “Adviser”), has primary responsibility for the day-to-day management of the Fund, which includes responsibility for risk management (including management of investment performance and

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investment risk, valuation risk, issuer and counterparty credit risk, compliance risk and operational risk). As part of its oversight, the Board, acting at its scheduled meetings, or the Chairman of the Board, acting between Board meetings, regularly interacts with and receives risk management reports from senior personnel of the Adviser, including senior managerial and financial officers of the Adviser, the Fund’s and the Adviser’s Chief Compliance Officer and portfolio management personnel. The Board’s Audit Committee (which consists of all of the Independent Trustees, as defined below) holds regularly scheduled meetings, and between meetings the Audit Committee chair maintains contact with the Fund’s independent registered public accounting firm and the Adviser’s senior personnel. The Board receives periodic presentations from senior personnel of the Adviser regarding risk management, as well as periodic presentations regarding specific operational, compliance or investment risk areas such as business continuity, anti-money laundering, personal trading, valuation and investment research. The Board also receives reports from counsel to the Fund or counsel to the Adviser regarding regulatory compliance and governance matters. The Board will also review any proposals associated with the Adviser entering into sub-advisory relationships with Sub-Advisers. Such relationships may only be entered into upon Board approval and upon the approval of a majority (as defined under the Investment Company Act) of the Fund’s outstanding voting securities pursuant to the Investment Company Act.

The Board’s oversight role does not make the Board a guarantor of the Fund’s investments or activities.

Board Composition and Leadership Structure

The Investment Company Act requires that at least 40% of the Fund’s trustees not be “interested persons,” as defined in the Investment Company Act, of the Fund, the Adviser, the Sub-Advisers, Foreside Funds Distributors LLC (the “Distributor”) or their designees, or any affiliate of the foregoing (such trustees, the “Independent Trustees”). For certain matters, such as the approval of investment advisory agreements or permitted transactions with affiliates, the Investment Company Act and/or the rules thereunder require the approval of a majority of the Independent Trustees. Five (5) of the Fund’s six (6) trustees are Independent Trustees. A majority of the Trustees are not “interested persons” of the Fund, the Adviser, the Sub-Advisers, the Distributor or any affiliate of any of the foregoing, as defined by the Investment Company Act. The Fund’s trustees, including its five (5) Independent Trustees, interact directly with senior management of the Adviser at scheduled meetings and between meetings as appropriate. Independent Trustees have been designated to chair the Audit Committee, Valuation Committee and the Nominating and Governance Committee. The Board has designated a Lead Independent Trustee to take the lead in addressing with management matters or issues of concern to the Board. In light of the Board’s size and structure, and the cooperative working relationship among the Trustees, the Board has determined that it is appropriate to have an Interested Trustee serve as Chairman of the Board.

The address, year of birth, and descriptions of their principal occupations during the past five years are listed below for each trustee of the Fund. The Fund has divided the trustees into two groups: Independent Trustees and a trustee who is an “interested person,” as defined in the Investment Company Act (the “Interested Trustee”):

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Name, Address and Year of Birth(1)	Position(s) Held with Fund	Term of Office and Length of Time Served(2)	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex(3) Overseen by Trustee	Other Public Company Directorships Held by Trustee
Independent Trustees
Richard J. McCready; 1958	Lead Independent Trustee	Since inception	President of The Davis Companies (Real Estate) (2014 – 2022).	3	None
Robert F. Doherty; 1964	Independent Trustee	Since inception	Chief Financial Officer of Sustainable Living Partners (Venture Capital & Private Equity) (2018 – present) and Partner of Renova Capital Partners (Venture Capital & Private Equity) (2010 – present).	3	None
Jeffry A. Jones; 1959	Independent Trustee	Since inception	Principal of SmithJones (Real Estate) (2008 – present).	3	None
Paul E. Sveen; 1961	Independent Trustee	Since inception	Chief Financial Officer of Beam Technologies (IT Services) (February 2020 – present) and Chief Financial Officer of Paypal’s merchant lending platform (2018 – 2020).	3	None
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Name, Address and Year of Birth(1)	Position(s) Held with Fund	Term of Office and Length of Time Served(2)	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex(3) Overseen by Trustee	Other Public Company Directorships Held by Trustee
Susan K. Wold; 1960	Independent Trustee	Since inception	Senior Vice President, Global Ombudsman and Head of North American Compliance of Janus Henderson Investors (2017 – 2020); Vice President, Chief Compliance Officer and Anti Money Laundering Officer for Janus Investment Fund, Janus Aspen Series, Janus Detroit Street Trust, and Clayton Street Trust (2017 – 2020).	3	None
Interested Trustee
Casey Frazier; 1977	Chair of the Board, Trustee, Chief Investment Officer	Since inception	Chief Investment Officer of the Adviser (2011 – present); Chief Investment Officer of Versus Capital Real Estate Fund LLC (2011 – present); Chief Investment Officer of Versus Capital Real Assets Fund LLC (2017 – present).	3	None

(1)	The address of each member of the Board is: c/o Versus Capital Infrastructure Income Fund, 5050 S. Syracuse Street, Suite 1100, Denver, Colorado 80237.
(2)	Each Trustee will serve for the duration of the Fund, or until his or her death, resignation, termination, removal or retirement.
(3)	The term “Fund Complex” as used herein includes the Fund, Versus Capital Real Assets Fund LLC and Versus Capital Real Estate Fund LLC.

Additional information about each trustee follows (supplementing the information provided in the table above) that describes certain specific experiences, qualifications, attributes or skills that each trustee possesses and that the Board believes has prepared them to be effective trustees.

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Independent Trustees

Robert F. Doherty co-founded Renova Capital Partners, a private equity company focusing on renewable and sustainable investments, in 2010 and has served as the Chief Financial Officer of Sustainable Living Partners since 2018. Prior to founding Renova, Mr. Doherty held the post of Managing Director and Deputy Head of Municipal and Infrastructure Finance at JP Morgan, where he directed the investment banking services to state and local government, water, energy, transport, housing, healthcare, and higher education clients. He also served as the co-head of UBS/Paine’s Webber National Infrastructure Group. He was a Managing Director in Merrill Lynch’s alternative investment, private equity and municipal finance groups. From 2013-2018, Mr. Doherty served as Chief Financial Officer for Ensyn Corporation, one of Renova’s joint venture partners. One of Renova’s initial investments was Main Street Power Company, Inc., a commercial solar developer and owner/operator of solar assets in the U.S. Mr. Doherty served on the Board of Directors of Main Street Power prior to its sale to AES Corporation in 2015. He also serves on the management committee for Sustainable Living Partners. Mr. Doherty has a Bachelor of Science degree in Foreign Services from Georgetown University Edmund A. Walsh School of Foreign Service, and a Master of Business Administration from the University of Chicago Graduate School of Business Chicago.

Jeffry A. Jones has over 35 years of real estate investment experience in multiple real estate product types in markets throughout the U.S. Mr. Jones is currently a Principal at SmithJones Partners. Mr. Jones was President and Executive Director of Ameriton Properties Inc. (“Ameriton”), as well as Executive Vice President of Archstone-Smith in Denver, Colorado from 2000 to November of 2007, where he had overall investment, management and asset management responsibility for more than $2.3 billion of apartment investments. Prior to joining Ameriton, Mr. Jones was Senior Vice President with Archstone-Smith in Austin, Texas where he was responsible for Archstone’s multifamily acquisition and development activities throughout the central U.S. From 1995 to 1999, Mr. Jones was Senior Vice President of Homestead Village Inc. (“Homestead”), where he directed acquisition and development activities for its limited service extended-stay hotel product throughout the central part of the U.S. Prior to Homestead, Mr. Jones held development or investment positions with Sentre Partners, Stark Companies International, Maclachlan Investment Company and Trammell Crow Company. Mr. Jones received his Bachelor of Arts degree in Economics from Stanford University.

Richard J. McCready has been involved in commercial real estate investment and finance for over 30 years, gaining experience in capital markets, raising debt and equity capital, innovative transaction structuring, organization building, asset/risk management and value creation in a variety of real estate-related businesses. Mr. McCready retired in December 2022 from his full-time role as President of The Davis Companies, a Boston-based commercial real estate investment, development and management company, where he was responsible for firm-wide strategy and oversaw day-to-day management of all aspects of the firm’s investment and asset management functions and operations. Prior to joining The Davis Companies, Mr. McCready was the Chief Operating Officer and Executive Vice President of NorthStar Realty Finance Corp (NYSE: NRF), formerly a publicly-traded commercial real estate finance company with over $10 billion in assets under management, prior to the company’s merger with Colony Capital. He served as the President, Chief Operating Officer and Director of NRF’s predecessor company, NorthStar Capital Investment Corp., a private equity fund business specializing in opportunistic investments in real estate assets and operating companies, where he spearheaded and managed the IPO spin-off of NRF. Prior to NorthStar, Mr. McCready served as the President, Chief Operating Officer and Director of Winthrop Financial Associates. From 1984 to 1990, he practiced law at Mintz Levin in Boston. In addition, Mr. McCready has served on numerous real estate company boards and has a broad knowledge of multiple real estate property types and strategies. Mr. McCready is a Phi Beta Kappa graduate of The University of New Hampshire and received his law degree, magna cum laude, from Boston College Law School.

Paul E. Sveen has over 35 years of experience in financial services across investment banking, structured finance, real estate investments, mortgage lending/servicing and small business lending. Since February 2020, Mr. Sveen has served as CFO of Beam Technologies Inc., a Columbus-based insurtech

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company that is seeking to blend innovative technology with traditional insurance policies to bring a differentiated value proposition to the employee benefits market and disrupt the traditional dental insurance market. He also was engaged in the fintech lending arena as CFO of Swift Financial, a leading alternative technology-enabled small business lender, which was acquired by PayPal in September 2017. After the merger, he was CFO of PayPal’s merchant lending platform, where he focused on developing strategies to drive growth through strategic partnerships and a broader use of financial capital markets. Prior to Swift, Mr. Sveen spent a decade focused in the real estate investment sector, leading several businesses providing mortgage lending, default services and rental home investment opportunities. From 2013-2016, he served as Managing Partner of Pantelan Real Estate Services LLC. Pantelan, whose clients included institutional investors such as private equity firms and hedge funds, invested in single family residential portfolios and provided a suite of services to support the residential asset class across all phases of the investment life cycle. For two years prior, Mr. Sveen served as CEO and Chief Restructuring Officer for Integrated Asset Services, a mortgage default services provider. Since 2007, Mr. Sveen had been engaged by several private equity firms to advise on existing portfolio investments, and to lead the evaluation of investments in several new business ventures in the mortgage, structured finance and real estate industries. He has also worked extensively with banks on capital and liquidity enhancement initiatives, negotiating facility terminations, assignments, restructurings and sales. Mr. Sveen is a 19-year veteran of Lehman Brothers, where he was integral in building the structured finance business into one of Wall Street’s leading securitization franchises. While a Managing Director at Lehman, he led several groups including asset-backed finance, principal finance, asset-backed commercial paper and structured finance client solutions. In 2004, Mr. Sveen was appointed CAO of Aurora Loan Services, a wholly-owned subsidiary of Lehman Brothers and one of the leading Alt-A mortgage originators and servicers in the US at that time. Mr. Sveen holds a BA in Economics from St. Lawrence University and attended The University of Oslo, Norway.

Susan K. Wold has over 30 years of experience in financial services with broad expertise in global securities regulations, corporate governance and ethics, third party oversight, and mutual funds, exchange traded funds and private fund formation and oversight. Ms. Wold leverages her years in the asset management industry to navigate governance, regulation and risk, set strategic direction and enhance revenue growth. She was formerly the Senior Vice President, Global Ombudsman, Head of North American Compliance and interim Head of Risk for Janus Henderson Investors (2017-2020). She was also Vice President, Chief Compliance Officer and Anti Money Laundering Officer for Janus Investment Fund, Janus Aspen Series, Janus Detroit Street Trust and Clayton Street Trust (2017-2020). Prior to that, Ms. Wold was Vice President and Head of Global Corporate Compliance and Chief Compliance Officer of Janus Capital Management LLC and Vice President of Compliance for Janus Capital Group and Janus Capital Management LLC (2005-2017). Prior to Janus Capital Group, Ms. Wold held a variety of positions in the asset management industry including Vice President, Deputy General Counsel and Chief Compliance Officer for National Planning Holdings (2003-2005). Ms. Wold was also Vice President and Group Counsel for American Express and American Express Financial Advisers (1993-2003). Ms. Wold started her career in private practice with a Minneapolis/St. Paul law firm and focused on advising both private and public businesses and business litigation. Ms. Wold holds a Juris Doctor from the University of Minnesota Sturm College of Law, a Business Administration degree from Colorado College and a Diversity, Equity, and Inclusion in the Workplace certificate from the University of South Florida MUMA College of Business. Ms. Wold’s key board skills include strategic planning; corporate governance and regulatory issues; risk management; senior leadership experience; and mergers and acquisitions.

Interested Trustee

Casey Frazier joined the Adviser as the Chief Investment Officer in 2011. Previously, Mr. Frazier was a Senior Vice President of NRF Capital Markets LLC from 2010 to 2011, where he was responsible for product development and due diligence for the firm including helping to develop products to be sold in the retail broker-dealer channel, managing the due diligence process for existing products and overseeing

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the marketing efforts of the firm. Prior to that Mr. Frazier acted as the Chief Investment Officer for Welton Street Investments, LLC and Welton Street Advisors LLC from 2005 to 2010. In this capacity he reviewed and monitored all prospective securities offerings and investments. This included the review of over $7 billion in private real estate transactions. From 2004 to 2005 he was an Assistant Vice President, Asset Management of Curian Capital LLC (“Curian”), a registered investment adviser. In this capacity, Mr. Frazier helped supervise the asset allocation and money manager selection for Curian’s turnkey asset management program. Mr. Frazier helped develop over 300 multi-disciplinary account portfolios. During his tenure he helped the firm grow assets from $200 million to over $1 billion. Previously, Mr. Frazier managed the due diligence process for the National Planning Holdings’ (“NPH”) broker/dealer network from 2003 to 2004. NPH is an organization with four separate broker dealers and over 3,000 registered representatives. This process included analyzing all potential investments to be sold within the broker dealer network including; mutual funds, variable annuities, private placements, REITs, hedge funds and derivative products. Mr. Frazier received a Bachelor of Arts degree in American Political Economy from The Colorado College, and has earned the CFA (Chartered Financial Analyst) designation. The Board is aided by Mr. Frazier’s strong investment management skills.

Board Participation and Committees

The Board believes that each Trustee’s experience, qualifications, attributes and skills give each Trustee the ability to critically review, evaluate, question and discuss information provided to them, and to interact effectively with Fund management, service providers and counsel, in order to exercise effective business judgment in the performance of their duties. The charter for the Board’s Nominating and Governance Committee contains factors considered by the Nominating and Governance Committee in identifying and evaluating potential Board member nominees. To assist them in evaluating matters under federal and state law, the Trustees may benefit from information provided by counsel to the Independent Trustees or counsel to the Fund; both Board and Fund counsel have significant experience advising funds and fund board members. The Board and its committees have the ability to engage other experts as appropriate. The Board evaluates its performance on an annual basis.

Each Trustee serves on the Board for the duration of the Fund until his or her death, resignation or removal from office, or if sooner, until the next meeting of shareholders, if any, called for the purpose of electing Trustees, and until the election and qualification of his or her successor. A Trustee may resign or retire by an instrument in writing signed by him or her and delivered to the President or Secretary or a Trustee of the Trust, and such resignation or retirement shall be effective ninety (90) days or more after the receipt of such notice (or such lesser period agreeable to the other Trustees). Any Trustee may be removed from office with or without cause (i) by action of at least seventy-five percent (75%) of the outstanding Shares of the classes or series of Shares entitled to vote for the election of such Trustee, or (ii) by written instrument, signed by at least two-thirds (66 2/3%) of the Trustees not subject to the removal. In the event of any vacancy in the position of a Trustee, the remaining Trustees may by a majority vote appoint an individual to serve as a Trustee, so long as immediately after such appointment at least two-thirds (66 2/3%) of the Trustees then serving would have been elected by the shareholders, as required by the Investment Company Act. If there are no remaining Trustees elected by the shareholders, a majority of the entire Board may fill any such vacancy, provided that the Trustees shall call a shareholder meeting within 120 calendar days of such an appointment to elect a Trustee to fill such Board seat.

The Chairman of the Board is Mr. Frazier. The standing committees of the Board include the Audit Committee, Nominating and Governance Committee, Investment Committee, and Valuation Committee.

The Audit Committee is comprised of all of the Independent Trustees. The current Chairman of the Audit Committee is Mr. Doherty. The purpose of the Audit Committee, pursuant to its adopted written charter, is to (1) oversee the Fund’s accounting and financial reporting processes, the audits of the Fund’s

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financial statements and the Fund’s internal controls over, among other things, financial reporting and disclosure controls and procedures, (2) oversee or assist in Board oversight of the integrity of the Fund’s financial statements and the Fund’s compliance with legal and regulatory requirements and (3) approve prior to appointment the engagement of the Fund’s independent registered public accounting firm and review the independent registered public accounting firm’s qualifications and independence and the performance of the independent registered public accounting firm. During the fiscal year ended March 31, 2024, the Audit Committee met 2 times.

The Nominating and Governance Committee is comprised of all of the Independent Trustees. The current Chairman of the Nominating and Governance Committee is Mr. Sveen. The purpose of the Nominating and Governance Committee, pursuant to its adopted written charter, is to (1) evaluate the suitability of potential candidates for election or appointment to the Board and recommend candidates for nomination; (2) recommend the appointment of members and chairs of each Board committee; (3) develop and recommend to the Board a set of corporate nominating principles applicable to the Fund and monitor corporate nominating matters; and (4) oversee periodic evaluations of the Board and its committees. The Nominating and Governance Committee reviews nominations of potential Trustees made by Fund management and by Fund shareholders, which includes all information relating to the recommended nominees that is required to be disclosed in solicitations or proxy statements for the election of trustees, including without limitation the biographical information and the qualifications of the proposed nominees. The Nominating and Governance Committee will consider nominations as it deems appropriate after taking into account, among other things, the factors listed in the charter. Nomination submissions by Fund shareholders must be accompanied by a written consent of the individual to stand for election if nominated by the Board and to serve if elected by the shareholders, and such additional information must be provided regarding the recommended nominee as reasonably requested by the Nominating and Governance Committee. The Nominating and Governance Committee meets as is necessary or appropriate. During the fiscal year ended March 31, 2024, the Nominating and Governance Committee met 2 times.

The Investment Committee is comprised of all of the Trustees, the majority of which are Independent Trustees. The current Chairman of the Investment Committee is Mr. Frazier. The purpose of the Investment Committee, pursuant to its adopted written charter, is to (1) oversee the Adviser’s determination of, implementation of, and ongoing monitoring of investment strategies and objectives of the Fund, which include the Adviser’s process for the selection and ongoing due diligence of Private Funds, Sub-Advisers, and other direct investments of the Fund; and (2) review and make recommendations to the Board regarding the initial approval and periodic renewal of advisory contracts between the Fund, the Adviser and the Sub-Advisers as required by Section 15 of the Investment Company Act. During the fiscal year ended March 31, 2024, the Investment Committee met 3 times.

The Valuation Committee is comprised of all of the Trustees, the majority of which are Independent Trustees. The current Chairman of the Valuation Committee is Mr. Jones. The purpose of the Valuation Committee, pursuant to its adopted written charter, is to oversee the development of Fund policies and procedures and the Adviser’s implementation of those policies and procedures, for the calculation of the Fund’s net asset value (“NAV”) per Share NAV. The Valuation Committee reviews and oversees the policies and reporting of underlying asset values of the Private Funds as well as the portion of the Fund’s assets that are sub-advised by Sub-Advisers and invested directly by the Adviser. During the fiscal year ended March 31, 2024, the Valuation Committee met 3 times.

Officers

The address, year of birth, and a description of principal occupations during the past five years are listed below for each officer of the Fund:

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Name, Address and Year of Birth (1)	Position(s) Held with Fund	Term of Office and Length of Time Served (2)	Principal Occupation(s) During Past 5 Years
Mark D. Quam; 1970	Chief Executive Officer	Since inception

Chief Executive Officer of the Adviser (2010 to present); Chief Executive Officer of Versus Capital Real Assets Fund LLC (2017 to present); and Chief Executive Officer of Versus Capital Real Estate Fund LLC (2011 to present).

William R. Fuhs, Jr.; 1968	President	Since inception	President of the Adviser (2010 to present); President of Versus Capital Real Assets Fund LLC (2017 to present); and President of Versus Capital Real Estate Fund LLC (2016 to present).
Casey Frazier; 1977	Chief Investment Officer	Since inception

Chief Investment Officer of the Adviser (2011 to present); Chief Investment Officer of Versus Capital Real Assets Fund LLC (2017 to present); and Chief Investment Officer of Versus Capital Real Estate Fund LLC (2011 to present).

Becca Edil; 1989	Deputy Chief Investment Officer	Since inception

Director of Investments of the Adviser (August 2023 to present); Vice President of JP Morgan Asset Management (July 2022 to August 2023); Associate Director of IFM Investors (June 2019 to July 2022); Associate of BNP Paribas (April 2018 to May 2019).

Brian Petersen; 1970	Chief Financial Officer, Treasurer	Since inception

Chief Financial Officer and Chief Operating Officer of the Adviser (January 2022 to present); Managing Director, Fund Financial Operations of the Adviser (July 2019 to December 2021); Chief Financial Officer and Treasurer of Versus Capital Real Assets Fund LLC (August 2019 to present); Chief Financial Officer and Treasurer of Versus Capital Real Estate Fund LLC (August 2019 to present).

Dustin C. Rose; 1983	Assistant Treasurer	Since inception	Director of Fund Financial Operations of the Adviser (2020 to present); Assistant Treasurer of Versus Capital Real Assets Fund LLC (November 2021 to Present); Assistant Treasurer of Versus Capital Real Estate Fund LLC (November 2021 to Present); Director of Fund Financial Operations of the Adviser (2020 to present); and Assistant Vice President of OFI Global Asset Management, Inc. (2016 to 2020).
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Name, Address and Year of Birth (1)	Position(s) Held with Fund	Term of Office and Length of Time Served (2)	Principal Occupation(s) During Past 5 Years
Kelly McEwen; 1984	Assistant Treasurer	Since inception

Director, Fund Financial Operations of the Adviser (January 2022 to present); Assistant Treasurer of Versus Capital Real Assets Fund LLC (November 2022 to present); Assistant Treasurer of Versus Capital Real Estate Fund LLC (November 2022 to present); Vice President of SS&C ALPS and Treasurer/Principal Financial Officer of various investment companies (April 2020 to May 2021); Fund Controller of SS&C ALPS (August 2019 to May 2021); and Assistant Vice President of OFI Global Asset Management, Inc. (2015 to August 2019).

Jillian Varner; 1990	Chief Compliance Officer and Secretary	Since inception

Chief Compliance Officer of Versus Capital Real Assets Fund LLC, Versus Capital Real Estate Fund LLC and the Adviser (July 2023 to present); Secretary of Versus Capital Real Assets Fund LLC (July 2023 to present); Secretary of Versus Capital Real Estate Fund LLC (July 2023 to present); Deputy Chief Compliance Officer of the Adviser (February 2022 to July 2023); Assistant Secretary of Versus Capital Real Assets Fund LLC (August 2020 to July 2023); Assistant Secretary of Versus Capital Real Estate Fund LLC (August 2020 to July 2023); Director of Compliance and Operations of the Adviser (August 2019 to February 2022); Compliance Manager at Janus Henderson Investors (January 2019 to July 2019).

(1)	The address of each Officer of the Fund is: c/o Versus Capital Infrastructure Income Fund, 5050 S. Syracuse Street, Suite 1100, Denver, Colorado 80237.
(2)	Each Officer will serve for the duration of the Fund, or until his or her death, resignation, termination, removal or retirement.

Trustee Ownership of Securities

The following table shows the dollar range of equity securities owned by the Trustees in the Fund and in other investment companies overseen by the Trustee within the same family of investment companies as of December 31, 2023. Investment companies are considered to be in the same family if they share the same investment adviser or principal underwriter and hold themselves out to investors as related companies for purposes of investment and investor services.

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Name of Trustee	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Trustee in Family of Investment Companies
Independent Trustees
Robert F. Doherty	None	Over $100,000
Jeffry A. Jones	None	$50,001 to $100,000
Richard J. McCready	None	Over $100,000
Paul E. Sveen	None	$50,001 to $100,000
Susan K. Wold	None	$0
Interested Trustee
Casey Frazier	None	Over $1,000,000

As of June 30, 2024, the Fund’s directors and officers as a group owned 1.4% of the Fund’s outstanding securities.

To the best of their knowledge, none of the Independent Trustees (nor or any of their immediate family members) have or hold any securities of the Adviser, the Sub-Advisers, the Distributor, nor any entities controlling or controlled by or under common control with the Adviser, the Sub-Advisers, or the Distributor as of December 31, 2023.

Compensation

The Fund Complex (as defined below) pays each Independent Trustee a per annum fee of $165,000 allocated as follows: fifty percent (50%) of such compensation will be allocated equally among the funds in the Fund Complex and fifty percent (50%) of such compensation will be allocated pro rata annually to each Fund on the basis of each Fund’s assets under management as of December 31 of the preceding year (except that, for the 2024 calendar year, such allocation will take into account the Fund’s average expected assets under management). For the Fund’s initial fiscal year ending March 31, 2024, each of the Independent Trustees received an additional retainer of $10,000, borne by the Adviser, in connection with the organization of the Fund. In addition, the Fund reimburses each of the Independent Trustees for travel and other expenses incurred in connection with attendance at meetings. The Chairman of the Audit Committee receives an additional, per annum retainer of $30,000 from the Fund Complex allocated under the same methodology as described above for the per annum Independent Trustee fee. The Nominating and Governance Committee of the Board evaluates the compensation of the Board members on an ongoing basis and may increase or decrease such compensation based upon market factors and the ongoing responsibilities and commitment of the members, all of which will be subject to Board approval, including a majority of the Independent Trustees.

The following table summarizes the compensation paid by the Adviser, on behalf of the Fund, to the Independent Trustees, including Committee fees, and certain executive officers of the Fund for the Fund’s initial fiscal year ended March 31, 2024. The Interested Trustee and executive officers of the Fund receive no compensation from the Fund, other than as noted in the table below. Compensation paid to the Trustees will continue to be evaluated by the Board on an ongoing basis.

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Name of Person, Position	Aggregate Compensation from the Fund(1)	Pension or Retirement Benefits Accrued as Part of Fund Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation From Fund and Fund Complex(2) Paid to Trustees/Officers
Independent Trustees
Robert F. Doherty(3)	$19,441	N/A	N/A	$171,250
Jeffry A. Jones	$17,988	N/A	N/A	$148,750
Richard T. McCready	$17,988	N/A	N/A	$148,750
Paul E. Sveen	$17,988	N/A	N/A	$148,750
Susan K. Wold	$17,988	N/A	N/A	$148,750
Officers
Jillian Varner as Chief Compliance Officer	0(4)	N/A	N/A	$90,000

(1)	For the Fund’s initial fiscal year ended March 31, 2024, each of the Independent Trustees received a prorated portion of the per annum fee for the period of January 1, 2024 to March 31, 2024 and an additional retainer of $10,000 in connection with the organization of the Fund, both of which were borne by the Adviser.
(2)	The term “Fund Complex” as used herein includes the Fund, Versus Capital Real Assets Fund LLC and Versus Capital Real Estate Fund LLC.
(3)	As Chairman of the Audit Committee, Mr. Doherty received the prorated portion of the additional retainer described above for the period of January 1, 2024 to March 31, 2024, which was borne by the Adviser.
(4)	The Fund will pay $45,000 annually to the Adviser as reimbursement for a portion of the compensation that it pays to the Fund's Chief Compliance Officer. No reimbursement was incurred by the Fund during the fiscal year ended March 31, 2024.

CONTROL PERSONS AND PRINCIPAL HOLDERS

A principal shareholder is any person who owns (either of record or beneficially) 5% or more of the outstanding shares of a fund. A control person is one who owns, either directly or indirectly more than 25% of the voting securities of a company or acknowledges the existence of control. A control person may be able to determine the outcome of a matter put to a shareholder vote.

As of June 30, 2024, the Adviser, a Delaware limited liability company located at 5050 S. Syracuse Street, Suite 1100, Denver, Colorado 80237, controlled the Fund through record and beneficial ownership of 53% of the outstanding Shares of the Fund. As of the date of this SAI, Colliers VS Holdings, Inc., a wholly-owned indirect subsidiary of Colliers International Group Inc. (together, “Colliers”), owned, directly and indirectly, approximately 75% of the outstanding securities of the Adviser, with the Adviser’s co-founders (who are also officers of the Fund) and other employees directly and indirectly owning the balance of the Adviser’s outstanding securities.

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As of June 30, 2024, to the best knowledge of the Fund, no other person owned beneficially or of-record 5% or more of the outstanding shares of any class of the Fund or 5% or more of the outstanding shares of the Fund addressed herein, except as set forth in the table below.

RECORD SHAREHOLDER	PERCENTAGE OF SHARES
National Financial Services LLC Newport Office Center III 499 Washington Blvd. 5th Fl. Jersey City, NJ 07310	38.20%
Charles Schwab & Co. Inc. (1) 211 Main St. San Francisco, CA 94105	8.55%

(1)	The Fund has no knowledge as to whether all or a portion of the shares owned of record are also owned beneficially.

INVESTMENT ADVISORY AND OTHER SERVICES

The Adviser

The Fund’s investment adviser is Versus Capital Advisors LLC, a registered adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser’s offices are located at 5050 S. Syracuse Street, Suite 1100, Denver, Colorado 80237. The Adviser is a Delaware limited liability company originally formed in March of 2007. Colliers owns, directly and indirectly, approximately 75% of the outstanding securities of the Adviser. The Adviser’s co-founders, Mark D. Quam, William R. Fuhs, Jr. and Casey R. Frazier, along with certain other employees, own the remaining balance. Mr. Frazier also serves as Interested Trustee to the Fund.

The Fund has engaged the Adviser to provide investment advice to, and manage the day-to-day business and affairs of, the Fund, in each case under the ultimate supervision of and subject to any policies established by the Board, pursuant to an investment management agreement entered into between the Fund and the Adviser. The Adviser may manage the Fund’s assets directly and/or may delegate the management of all or any portion of the Fund’s assets to one or more Sub-Advisers. The Adviser has the responsibility of selecting any Sub-Advisers and/or Private Funds. In selecting Private Funds and Sub-Advisers, the Adviser evaluates each Private Fund and Sub-Adviser to determine whether their respective investment programs are consistent with the Fund’s investment objectives and strategies. The Adviser monitors the Private Funds and Sub-Advisers on an ongoing basis and may, at its discretion, subject to the repurchase policies of the Private Funds, reallocate the Fund’s assets among the Private Funds and Sub-Advisers, terminate or redeem investments from existing Private Funds or Sub-Advisers, and select additional Sub-Advisers subject to review and approval of the Board. The Adviser also provides certain administrative services to the Fund, including: providing office space, handling shareholder inquiries regarding the Fund, providing shareholders with information concerning their investment in the Fund, coordinating and organizing meetings of the Board and providing other support services. The Adviser will perform its duties subject to any policies established by the Board.

The Adviser intends to claim the relief provided to fund-of-funds operators pursuant to U.S. Commodity Futures Trading Commission (“CFTC”) No-Action Letter 12-38 and is therefore not subject to registration or regulation as a pool operator under the Commodity Exchange Act with respect to the

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Fund. For the Adviser to remain eligible for the relief, the Fund must comply with certain limitations, including limitations on its ability to gain exposure to certain financial instruments such as futures, options on futures, and certain swaps (“commodity interests”). These limitations may restrict the Fund’s ability to pursue its investment objectives and strategies, increase the costs of implementing its strategies, result in higher expenses, and/or adversely affect its total return. In the event the Adviser believes that the Fund may no longer be able to comply with, or that it may no longer be desirable for it to comply with, these limitations, the Adviser may register as a commodity pool operator with the CFTC with respect to the Fund. Any such registration could adversely affect the Fund’s total return by subjecting it to increased costs and expenses. If the Adviser registers as a commodity pool operator with the CFTC with respect to the Fund, the commodity pool operators of any shareholders that are pooled investment vehicles may be unable to rely on certain commodity pool operator registration exemptions.

In consideration for its investment management services, the Fund pays the Adviser an investment management fee (the “Investment Management Fee”) equal to 1.00% annually of the average daily NAV of the Fund. The Investment Management Fee is accrued daily and payable quarterly in arrears. The Investment Management Fee will be paid to the Adviser out of the Fund’s assets. Because the Investment Management Fee is calculated based on the Fund’s average daily NAV and is paid out of the Fund’s assets, it reduces the NAV of the Shares. To the extent the Fund makes investments through a Subsidiary, the Adviser may receive additional compensation at an annual rate based on the Subsidiary’s average daily net assets for providing management services to the Subsidiary. The Adviser has contractually agreed to reduce the Investment Management Fee paid by the Fund in an amount equal to any management fees it receives from the VCRDX Subsidiary such that, for the collective net assets of the Fund and the VCRDX Subsidiary, the total Investment Management Fee is calculated at a rate of 1.00%. The Adviser was paid $0 in advisory fees for the fiscal period ended March 31, 2024.

The Sub-Advisers

The Adviser has responsibility, subject to oversight by the Board, for overseeing any Sub-Advisers and for recommending their hiring, termination and replacement. The Adviser has entered into such sub-advisory agreements with the following Sub-Advisers:

Brookfield

The Adviser has engaged Brookfield Public Securities Group LLC (“Brookfield”), a registered adviser under the Advisers Act, to act as an independent sub-adviser to the Fund. Brookfield has been managing real asset related securities for 33 years. Brookfield is an indirect subsidiary of Brookfield Corporation (“BN”) and Brookfield Asset Management Ltd (“BAM”), each a publicly traded Canadian company. Brookfield focuses on investments in publicly traded real asset securities including both equity and debt investments across the globe. Brookfield is located at Brookfield Place, 225 Liberty Street, New York, New York 10281 and maintains offices in Chicago, Dubai, Houston, London, Singapore and Toronto.

The Adviser pays Brookfield a sub-advisory fee that decreases as assets under management increases. The fee is assessed on a sliding scale ranging from 0.35% down to 0.20% based on assets under management. Brookfield was paid $0 in Sub-Advisory fees for the fiscal period ended March 31, 2024.

Lazard

The Adviser has engaged Lazard Asset Management, LLC (“Lazard”), a registered adviser under the Advisers Act, to act as an independent sub-adviser to the Fund. Lazard has been managing multi-asset portfolios since 2007 and is a wholly-owned, indirect subsidiary of Lazard Ltd., a public company listed on the NYSE. Lazard is located at 30 Rockefeller Plaza, New York, NY 10112.

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The Adviser pays Lazard a sub-advisory fee equal to 0.30% based on assets under management. Lazard was paid $0 in Sub-Advisory fees for the fiscal period ended March 31, 2024.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Grant Thornton LLP (“Grant Thornton”), located at principal business address 171 N. Clark Street, Chicago, Illinois 60601, serves as the Fund’s independent registered public accounting firm, providing audit and tax services.

CUSTODIAN

UMB Bank, n.a. (the “Custodian”) serves as the primary custodian of the assets of the Fund, and may maintain custody of such assets with domestic and foreign sub-custodians (which may be banks, trust companies, securities depositories and clearing agencies) approved by the Board. The Custodian’s principal business address is 1010 Grand Blvd., Kansas City, Missouri 64106.

LEGAL COUNSEL

Ropes & Gray LLP, Prudential Tower, 800 Boylston Street, Boston, Massachusetts 02199, acts as legal counsel to the Fund.

PORTFOLIO MANAGERS

The following tables identify, as of March 31, 2024: (i) the number of other registered investment companies, other pooled investment vehicles and other accounts managed by the Fund’s portfolio managers (collectively, “Other Accounts”); (ii) the total assets of such Other Accounts; and (iii) the number and total assets of Other Accounts with respect to which the management fee charged is based on performance.

Versus Capital Advisors LLC

Portfolio Manager	Other Registered Investment Companies		Other Pooled Investment Vehicles		Other Accounts
	Number	Total Assets of Other Registered Investment Companies	Number	Total Assets	Number	Total Assets of Other Accounts
Casey Frazier, CFA	2	$5.08 billion	3	$1.4 million	0	N/A
Becca Edil	0	N/A	0	N/A	0	N/A
Philip Eichhorn, CFA	0	N/A	0	N/A	0	N/A

Performance Fee Based Accounts

(The number of accounts and the total assets in the accounts managed by each portfolio manager with respect to which the advisory fee is based on the performance of the account.)

Casey Frazier, CFA	0	N/A	0	N/A	0	N/A
Becca Edil	0	N/A	0	N/A	0	N/A
Philip Eichhorn, CFA	0	N/A	0	N/A	0	N/A
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Conflicts of Interest

In addition to the Fund, the Adviser provides investment advisory services to Versus Capital Real Assets Fund LLC and Versus Capital Real Estate Fund LLC, each a continuously offered registered closed-end management investment company that has elected to be treated as an interval fund, as well as three charitable pooled income funds, as defined under section 642(c)(5) of the Internal Revenue Code of 1986, as amended (the “Code”), and may provide investment advisory services to other funds and accounts in the future (collectively with the Fund, “Client Accounts”). Because there are different fee structures for each Client Account and because the Adviser’s portfolio managers may have investments in one Client Account but not another (or they may invest different amounts in each Client Account), the Adviser’s portfolio managers may have an incentive to dedicate more time and resources or to otherwise favor one Client Account over another. The Adviser anticipates that the Fund and another Client Account could have overlapping portfolio holdings or that an investment opportunity would be appropriate for multiple portfolios. As such, the Adviser has policies and procedures designed to allocate investment opportunities among the Client Accounts on a fair and equitable basis over time. Additional controls are in place to monitor the investment decisions and performance of Client Accounts and to address these and other conflicts of interest. See “Conflicts of Interest” below for an additional discussion of the Adviser’s conflicts of interest.

Compensation

A team approach is used by the Adviser to manage the Fund. The Investment Committee of the Adviser is chaired by Casey Frazier. Mr. Frazier is a founding member of the Adviser and is paid a base salary and a discretionary bonus and is entitled to receive distributions of available cash flow from the profits of the Adviser, if any, due to his holdings of equity interests in the Adviser. Ms. Edil and Mr. Eichhorn are each paid a base salary and a discretionary bonus.

Ownership of Securities

The following table discloses the dollar range of equity securities beneficially owned by the portfolio managers of the Fund as of March 31, 2024.

Name of Portfolio Manager	Dollar Range of Equity Securities in the Fund*
Casey Frazier	$0
Becca Edil	$0
Phil Eichhorn	$0

* As of the Fund’s most recent fiscal year end, none of the portfolio managers owned shares of the Fund because the Fund had not yet begun investment operations.

Brookfield Public Securities Group LLC (“Brookfield”)

As of March 31, 2024, in addition to the Fund, Brookfield’s portfolio managers were responsible for the day-to-day management of certain other accounts, as follows:

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Portfolio Manager	Other Registered Investment Companies		Other Pooled Investment Vehicles		Other Accounts
	Number	Total Assets of Other Registered Investment Companies	Number	Total Assets of Other Pooled Investment Vehicles	Number	Total Assets of Other Accounts
Larry Antonatos	3	$1,080.7 million	6	$845.7 million	6	$442.7 million
Gaal Surugeon	3	$1,080.7 million	6	$845.7 million	6	$442.7 million

Performance Fee Based Fee Accounts

(The number of accounts and the total assets in the accounts managed by each portfolio manager with respect to which the advisory fee is based on the performance of the account.)

Larry Antonatos	0	N/A	1	$68.1 million	1	$26.5 million
Gaal Surugeon	0	N/A	1	$68.1 million	1	$26.5 million

Conflicts of Interest

In the course of our normal business, Brookfield may encounter situations where Brookfield faces a conflict of interest or could be perceived to be in a conflict-of-interest situation. A conflict of interest occurs whenever the interests of Brookfield or its personnel diverge from those of a client or when Brookfield or its personnel have obligations to more than one party whose interests are different. In order to preserve its reputation and comply with applicable legal and regulatory requirements, Brookfield believes managing perceived conflicts is as important as managing actual conflicts.

A list of potential conflicts can be found in the Brookfield Public Securities Group LLC’s Form ADV, Part 2A, which is publicly available at https://adviserinfo.sec.gov/firm/summary/110497.

Compensation

Brookfield incentivizes its professionals by providing competitive compensation packages designed to strategically align employee, client and firm interests. Compensation packages typically include an attractive and appropriate balance of base salary and cash bonus; investment personnel also receive incentive-oriented compensation tied to client-generated performance fees for certain strategies.

Specifically, investment team member compensation is assessed over an appropriate time horizon (up to three years) and is based on an employee’s investment decisions relative to the performance of his or her respective area of sector/geographical coverage, in addition to the team’s performance relative to the benchmark and on an absolute basis. Team members are incentivized by an annual discretionary bonus, which is largely derived from their long-only product investment decisions. Investment team members share in an additional bonus pool to the extent that the team generates incentive fees in certain strategies.

To aid in retention, portfolio managers, senior analysts and other key personnel receive a portion of their bonus in the form of deferred compensation through Brookfield’s Long-Term Incentive Plan (“LTIP”). LTIP compensation is invested in PSG’s funds with a multi-year vesting schedule. LTIP deferred

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compensation amounts are approved annually by Brookfield’s Board of Directors. To securely align Brookfield professionals’ interests with those of its clients, the primary factor influencing compensation amount is achievement of client objectives. Relative performance of all strategies and clients is also taken under serious consideration.

Ownership of Securities

As of March 31, 2024, Brookfield’s portfolio managers did not beneficially own any shares of the Fund.

Lazard Asset Management (“Lazard”)

As of March 31, 2024, in addition to the Fund, Lazard’s portfolio managers were responsible for the day-to-day management of certain other accounts, as follows:

Portfolio Manager	Other Registered Investment Companies		Other Pooled Investment Vehicles		Other Accounts
	Number	Total Assets of Other Registered Investment Companies	Number	Total Assets of Other Pooled Investment Vehicles	Number	Total Assets of Other Accounts
Kim Tilley	5	478,198,246	8	1,127,703,025	10	416,315,614
Dan McGoey	1	15,244,805	2	288,696	2	8,343,624
John R. Senesac, Jr.	4	240,993,746	2	265,324,160	107	5,350,776,641

Performance Fee-Based Accounts

(The number of accounts and the total assets in the accounts managed by each portfolio manager with respect to which the advisory fee is based on the performance of the account.)

Kim Tilley	0	N/A	0	N/A	0	N/A
Dan McGoey	0	N/A	0	N/A	0	N/A
John R. Senesac, Jr.	0	N/A	0	N/A	0	N/A

Conflicts of Interest

Although the potential for conflicts of interest exists when an investment adviser and portfolio managers manage other accounts that invest in securities in which the Fund may invest or that may pursue

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a strategy similar to the Fund’s investment strategies implemented by Lazard (collectively, “Similar Accounts”), Lazard has procedures in place that are designed to ensure that all accounts are treated fairly and that the Fund is not disadvantaged, including procedures regarding trade allocations and “conflicting trades” (e.g., long and short positions in the same or similar securities). In addition, the Fund is subject to different regulations than certain of the Similar Accounts, and, consequently, may not be permitted to engage in all the investment techniques or transactions, or to engage in such techniques or transactions to the same degree, as the Similar Accounts. Potential conflicts of interest may arise because of Lazard’s management of the Fund and Similar Accounts, including the following:

Similar Accounts may have investment objectives, strategies and risks that differ from those of the Fund. In addition, the Fund may be subject to different regulations than certain of the Similar Accounts and, consequently, may not be permitted to invest in the same securities, exercise rights to exchange or convert securities or engage in all the investment techniques or transactions, or to invest, exercise or engage to the same degree, as the Similar Accounts. For these or other reasons, the portfolio managers may purchase different securities for the Fund and the corresponding Similar Accounts, and the performance of securities purchased for the Fund may vary from the performance of securities purchased for Similar Accounts, perhaps materially.

Conflicts of interest may arise with both the aggregation and allocation of securities transactions and allocation of limited investment opportunities. Lazard may be perceived as causing accounts it manages to participate in an offering to increase Lazard’s overall allocation of securities in that offering, or to increase Lazard’s ability to participate in future offerings by the same underwriter or issuer. Allocations of bunched trades, particularly trade orders that were only partially filled due to limited availability, and allocation of investment opportunities generally, could raise a potential conflict of interest, as Lazard may have an incentive to allocate securities that are expected to increase in value to preferred accounts. Initial public offerings, in particular, are frequently of very limited availability. A potential conflict of interest may be perceived to arise if transactions in one account closely follow related transactions in a different account, such as when a purchase increases the value of securities previously purchased by the other account, or when a sale in one account lowers the sale price received in a sale by a second account.

Portfolio managers may be perceived to have a conflict of interest because of the large number of Similar Accounts, in addition to the Fund, that they are managing on behalf of Lazard. Although Lazard does not track each individual portfolio manager’s time dedicated to each account, Lazard periodically reviews each portfolio manager’s overall responsibilities to ensure that he or she is able to allocate the necessary time and resources to effectively manage the Fund. As illustrated in the table above, most of the portfolio managers manage a significant number of Similar Accounts in addition to the Fund.

Generally, Lazard and/or its portfolio managers have investments in Similar Accounts. This could be viewed as creating a potential conflict of interest, since certain of the portfolio managers do not invest in the Fund.

The table above notes the portfolio managers who manage Similar Accounts with respect to which the advisory fee is based on the performance of the account, which could give the portfolio managers and Lazard an incentive to favor such Similar Accounts over the Fund.

Portfolio managers may place transactions on behalf of Similar Accounts that are directly or indirectly contrary to investment decisions made for the Fund, which could have the potential to adversely impact the Fund, depending on market conditions. In addition, if the Fund’s investment in an issuer is at a different level of the issuer’s capital structure than an investment in the issuer by Similar Accounts, in the event of credit deterioration of the issuer, there may be a conflict of interest between the Fund’s and such Similar Accounts’ investments in the issuer. If Lazard sells securities short, including on behalf of a Similar

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Account, it may be seen as harmful to the performance of the Fund to the extent it invests “long” in the same or similar securities whose market values fall as a result of short-selling activities.

Investment decisions are made independently from those of the Similar Accounts. If, however, such Similar Accounts desire to invest in, or dispose of, the same securities as the Fund, available investments or opportunities for sales will be allocated equitably to each. In some cases, this procedure may adversely affect the size of the position obtained for or disposed of by the Fund or the price paid or received by the Fund.

Under Lazard’s trade allocation procedures applicable to domestic and foreign initial and secondary public offerings and Rule 144A transactions (collectively herein a “Limited Offering”), Lazard will generally allocate Limited Offering shares among client accounts, including the Fund, pro rata based upon the aggregate asset size (excluding leverage) of the account. Lazard may also allocate Limited Offering shares on a random basis, as selected electronically, or other basis. It is often difficult for the Adviser to obtain a sufficient number of Limited Offering shares to provide a full allocation to each account. Lazard’s allocation procedures are designed to allocate Limited Offering securities in a fair and equitable manner.

Compensation

Lazard compensates portfolio managers by a competitive salary and bonus structure, which is determined both quantitatively and qualitatively. Salary and bonus are paid in cash, stock and restricted interests in funds managed by Lazard or its affiliates. Portfolio managers are compensated on the performance of the aggregate group of portfolios managed by the teams of which they are a member rather than for a specific fund or account. Various factors are considered in the determination of a portfolio manager’s compensation. All of the portfolios managed by a portfolio manager are comprehensively evaluated to determine his or her positive and consistent performance contribution over time. Further factors include the amount of assets in the portfolios as well as qualitative aspects that reinforce Lazard’s investment philosophy.

Total compensation is generally not fixed, but rather is based on the following factors: (i) leadership, teamwork and commitment, (ii) maintenance of current knowledge and opinions on companies owned in the portfolio; (iii) generation and development of new investment ideas, including the quality of security analysis and identification of appreciation catalysts; (iv) ability and willingness to develop and share ideas on a team basis; and (v) the performance results of the portfolios managed by the investment teams of which the portfolio manager is a member.

Variable bonus is based on the portfolio manager’s quantitative performance as measured by his or her ability to make investment decisions that contribute to the pre-tax absolute and relative returns of the accounts managed by the teams of which the portfolio manager is a member, by comparison of each account to a predetermined benchmark, generally as set forth in the Prospectus or other governing document, over the current fiscal year and the longer-term performance of such account, as well as performance of the account relative to peers. The portfolio manager’s bonus also can be influenced by subjective measurement of the manager’s ability to help others make investment decisions. A portion of a portfolio manager’s variable bonus is awarded under a deferred compensation arrangement pursuant to which the portfolio manager may allocate certain amounts awarded among certain Portfolios, in shares that vest in two to three years. Certain portfolio managers’ bonus compensation may be tied to a fixed percentage of revenue or assets generated by the accounts managed by such portfolio management teams.

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Ownership of Securities

As of March 31, 2024, Lazard’s portfolio managers did not beneficially own any shares of the Fund.

REPURCHASES AND TRANSFERS OF SHARES

Quarterly Repurchases of Shares

Shares of the Fund will be continuously offered under the Securities Act and repurchased by the Fund on a quarterly basis in an amount no less than 5% and not more than 25% of the Fund’s outstanding Shares, according to the Fund’s repurchase policy established pursuant to Rule 23c-3 under the Investment Company Act. The Fund’s initial quarterly repurchase offer is expected to occur on or about the third quarter of 2024.

Involuntary Repurchases

The Fund may, pursuant to the Declaration of Trust and in accordance with the Investment Company Act, including Rules 23c-2 and 23c-3 thereunder, and other applicable law, in connection with the Fund’s quarterly Repurchase Offers, repurchase at NAV of a shareholder’s Shares or Shares of any person acquiring Shares from or through a shareholder in the event that the Board determines or has reason to believe such repurchase would be in the best interest of the Fund, including in circumstances where, among other things: (a) all or part of such Shares have been transferred in violation of the Fund’s Declaration of Trust, or such Shares have vested in any person by operation of law as the result of the death, dissolution, bankruptcy or incompetency of a shareholder; (b) ownership of Shares by a shareholder or other person will cause the Fund to be in violation of, or subject the Fund or any shareholder to additional registration or regulation under, the securities, commodities or other laws of the United States or any other relevant jurisdiction; (c) continued ownership of such Shares may be harmful or injurious to the business or reputation of the Fund, or may subject the Fund or any shareholders to an undue risk of adverse tax or other fiscal consequences; or (d) any of the representations and warranties made by a shareholder in connection with the acquisition of Shares thereof was not true when made or has ceased to be true.

Transfers of Shares

Except pursuant to the Declaration of Trust, no person may become a substituted shareholder without the written consent of the Board, which consent may be withheld for any reason in the Board’s sole and absolute discretion. Shares may be transferred only (i) by operation of law pursuant to the death, bankruptcy, insolvency or dissolution of a shareholder or (ii) with the written consent of the Board, which may be withheld in its sole and absolute discretion. The Board may, in its discretion, delegate to the Adviser its authority to consent to transfers of Shares.

Each shareholder and transferee is required to pay all expenses, including attorneys’ and accountants’ fees, incurred by the Fund in connection with such transfer.

CONVERSION TO OPEN-END FUND OR EXCHANGE LISTED FUND

The Fund’s Board may from time to time consider converting the Fund to an open-end investment company. In determining whether to exercise its sole discretion to submit this issue to shareholders, the Board would consider all factors then relevant, including the size of the Fund, the extent to which shareholders have adequate liquidity through repurchase offers, the extent to which the Fund’s capital structure is leveraged and the possibility of re-leveraging if any, and general market and economic conditions. The Declaration of Trust requires the affirmative vote or consent of at least a majority (>50%)

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of the Fund’s shares outstanding and entitled to vote on the matter to authorize a conversion of the Fund from a closed-end to an open-end investment company, unless the majority of Trustees and a majority of the Continuing Trustees (as defined below) entitled to vote on the matter approve such conversion and related actions. In the event that a conversion is approved by the Trustees as referred to in the preceding sentence, the Investment Company Act shall govern whether and to what extent a shareholder vote shall be required to approve such conversion and related actions. A “Continuing Trustee” is a Trustee who either (a) has been a member of the Board since the date when Shares are first sold pursuant to a public offering or (b) was nominated to serve as a member of the Board of Trustees, or designated as a Continuing Trustee, by a majority of the Continuing Trustees then members of the Board.

Shareholders of an open-end investment company may require the company to redeem their shares on any business day (except in certain circumstances as authorized by or under the Investment Company Act) at their net asset value, less such redemption charge, if any, as might be in effect at the time of redemption, whereas the Fund currently makes only quarterly offers to repurchase its Shares (typically 5% per quarter), and shareholders do not have the right to otherwise have shares redeemed. Open-end companies are thus subject to more frequent periodic out-flows that can complicate portfolio management in comparison to the Fund. The Fund, like an open-end company, engages in a continuous offering of its Shares.

The Fund’s Shares are not currently listed for trading on any national securities exchange, and the Fund may or may not list its Shares for trading on any national securities exchange in the future. Unless the Fund lists its Shares for trading on a national securities exchange, it is not expected that there will be any secondary market for the Fund’s Shares. Shares of closed-end investment companies that trade on a national securities exchange may trade at a discount from their NAV per Share.

CODE OF ETHICS

The Fund and the Adviser have each adopted a Joint Code of Ethics, and each Sub-Adviser has adopted a code of ethics, pursuant to Rule 17j-1 under the Investment Company Act, that permits its personnel, subject to the codes, to invest in securities, including securities that may be purchased or held by the Fund. Foreside Funds Distributors LLC, acting as Distributor, is exempt from Rule 17j-1. These codes of ethics are available on the Electronic Data-Gathering, Analysis, and Retrieval system (EDGAR) on the SEC’s website at http://www.sec.gov, and also may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address:  publicinfo@sec.gov.

PROXY VOTING POLICIES AND PROCEDURES

The Fund invests in Private Funds, which have investors other than the Fund. The Fund may invest some of its assets in non-voting securities of Private Funds.

The Fund has delegated voting of proxies in respect of portfolio holdings to the Adviser, to vote the Fund’s proxies in accordance with the Adviser’s proxy voting guidelines and procedures. For assets sub-advised by Sub-Advisers, the Adviser has delegated its authority to vote proxies to those Sub-Advisers. The proxy voting policies and procedures of the Adviser and Sub-Advisers are set forth on Appendix A to this SAI. Private Funds typically do not submit matters to investors for vote; however, if a Private Fund submits a matter to the Fund for vote (and the Fund holds voting interests in the Private Fund), the Adviser will vote on the matter in a way that it believes is in the best interest of the Fund and in accordance with the following proxy voting guidelines (the “Voting Guidelines”):

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•	In voting proxies, the Adviser is guided by general fiduciary principles. The Adviser’s goal is to act prudently, solely in the best interest of the Fund.
•	The Adviser attempts to consider all factors of its vote that could affect the value of the investment and will vote proxies in the manner that it believes will be consistent with efforts to maximize shareholder value.
•	The Adviser, absent a particular reason to the contrary, generally will vote with management’s recommendations on routine matters. Other matters will be voted on a case-by-case basis.

The Adviser applies its Voting Guidelines in a manner designed to identify and address material conflicts that may arise between the Adviser’s interests and those of its clients before voting proxies on behalf of such clients. The Adviser relies on the following to seek to identify conflicts of interest with respect to proxy voting and assess their materiality:

•	The Adviser’s employees are under an obligation (i) to be aware of the potential for conflicts of interest on the part of the Adviser with respect to voting proxies on behalf of client accounts both as a result of an employee’s personal relationships and due to special circumstances that may arise during the conduct of the Adviser’s business, and (ii) to bring conflicts of interest of which they become aware to the attention of the Adviser’s Chief Compliance Officer.
•	The Adviser’s Chief Compliance Officer will work with appropriate personnel of the Adviser to determine whether an identified conflict of interest is material. A conflict of interest will be considered material to the extent that it is determined that such conflict has the potential to influence the Adviser’s decision-making in voting the proxy. All materiality determinations will be based on an assessment of the particular facts and circumstances. The Adviser shall maintain a written record of all materiality determinations.
•	If it is determined that a conflict of interest is not material, the Adviser may vote proxies notwithstanding the existence of the conflict.
•	If it is determined that a conflict of interest is material, the Adviser may seek legal assistance from appropriate counsel for the Adviser to determine a method to resolve such conflict of interest before voting proxies affected by the conflict of interest. Such methods may include:

•	disclosing the conflict to the Board and obtaining the consent of the Board before voting;
•	engaging another party on behalf of the Fund to vote the proxy on its behalf;
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•	engaging a third party to recommend a vote with respect to the proxy based on application of the policies set forth herein; or
•	such other method as is deemed appropriate under the circumstances given the nature of the conflict.

The Adviser shall maintain a written record of the method used to resolve a material conflict of interest. Information regarding how the Adviser and Sub-Advisers voted the Fund’s proxies related to the Fund’s portfolio holdings during the most recent 12-month period will be available without charge, upon request, by calling (877) 200-1878, and will be available on the SEC’s website at http://www.sec.gov.

CONFLICTS OF INTEREST

The Adviser, the Sub-Advisers and the Private Fund Managers

The Adviser the Sub-Advisers, and the managers of the Private Funds (collectively referred to herein as “Managers”) and their respective affiliates are actively engaged in transactions and in rendering discretionary or non-discretionary investment advice on behalf of the Fund, the Private Funds and other registered investment companies, private investment funds, and individual accounts (collectively, “Adviser Clients”). Each Manager will evaluate a variety of factors that may be relevant in determining whether a particular investment opportunity or strategy is appropriate and feasible for the Fund and other Adviser Clients at a particular time. Because these considerations may differ, the investment activities of the Fund, on the one hand, and other Adviser Clients, on the other hand, may differ considerably from time to time. In addition, the fees and expenses of the Fund may differ from those of the other Adviser Clients.

Other Adviser Clients may have investment objectives and strategies that are similar to those of the Fund and may involve the same types of investments as the Fund and/or the Private Funds. As a result, a Manager’s other Adviser Clients may compete with the Fund and/or the Private Funds for appropriate investment opportunities and conflicts of interest may arise with respect to the allocation of the investment opportunities, particularly with respect to capacity constrained opportunities. It is the policy of each of the Adviser and Sub-Advisers, to the extent possible, to allocate investment opportunities to the Fund over a period of time on a fair and equitable basis relative to other Adviser Clients. Investment decisions for the Fund are made independently from those of other Adviser Clients. Neither the Adviser nor any Sub-Adviser has any obligation to invest on behalf of the Fund in any investment opportunity that the Adviser or Sub-Adviser invests in on behalf of other Adviser Clients if, in its opinion, such investment appears to be unsuitable, impractical, or undesirable for the Fund.

Conversely, certain portfolio strategies of the Managers and/or their respective affiliates used for other Adviser Clients could conflict with the strategies employed by the Managers in managing the Fund or the Private Funds, as applicable, particularly where a Manager has limited the capacity for a particular strategy or the number of accounts it will manage. As a result, the Fund may invest in a manner opposite to that of a Manager’s other Adviser Clients – i.e., the Fund buying an investment when other Adviser Clients are selling, and vice-versa. The Managers and/or their respective affiliates may give advice or take action with respect to any of their Adviser Clients that may differ in the nature or timing of any advice or action taken with respect to the Fund or the Private Funds. The Adviser may have relationships with certain Managers described herein for certain of its other Adviser Clients and the Adviser will have discretion in determining the Fund’s level of participation with such Managers. In some cases, such relationships for other Adviser Clients may be on terms different from, and sometimes more favorable than, the terms for the Fund. The Adviser, the Managers, and/or their respective affiliates may have investments or other

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business relationships with each other or with the Private Funds, including acting as broker, prime broker, lender, counterparty, shareholder or financial adviser. These other relationships could be more valuable than the Adviser’s or Manager’s relationships with the Fund, either due to compensation arrangements or otherwise. In addition, the Adviser, the Sub-Advisers and/or their respective affiliates may receive research products and services in connection with the brokerage services that the Adviser, the Sub-Advisers, and/or their respective affiliates may provide from time to time. For these reasons, the Managers may have financial incentives to favor certain Adviser Clients over the Fund may be conflicted in providing services to the Fund relative to its other Adviser Clients, and the Adviser will face a conflict in evaluating such Managers. Due to the prohibitions contained in the Investment Company Act regarding certain transactions between a registered investment company and its affiliated persons, or affiliated persons of those affiliated persons, the Fund may not be able to invest in Private Funds and other Adviser Clients managed by certain Managers, even if the investment would be appropriate for the Fund.

The Adviser and the Sub-Advisers may have an incentive to favor certain accounts over the Fund to the extent they have proprietary investments in those accounts or receive greater compensation for managing them than they do for managing the Fund. The proprietary activities or portfolio strategies of the Adviser, the Sub-Advisers and their respective affiliates, and the activities or strategies used for accounts managed by the Adviser, the Sub-Advisers, and/or their respective affiliates for themselves or other Adviser Clients, could conflict with the transactions and strategies employed by the Fund, and could affect the prices and availability of the securities and instruments in which the Fund invests. Issuers of securities held by the Fund or a Private Fund may have publicly or privately traded securities in which the Adviser, the Managers, and/or their respective affiliates are investors or market makers. The trading activities of the Adviser, the Managers and their respective affiliates generally are carried out without reference to positions held directly or indirectly by the Fund or the Private Funds and may have an effect on the value of the positions so held. Any of their proprietary accounts and other customer accounts may compete with the Fund for specific trades, or may hold positions opposite to positions maintained on behalf of the Fund. The Sub-Advisers may give advice and recommend securities to, or buy or sell securities for the Fund, which advice or securities may differ from advice given to, or securities recommended or bought or sold for, other accounts and customers even though their investment objectives may be the same as, or similar to, those of the Fund. The managers of the Private Funds may have conflicts of interest with respect to the Private Funds that are similar to the conflicts of interest that the Sub-Advisers have with the Fund, which therefore indirectly impact the Fund.

As a diversified global real estate and investment management firm, Colliers, the parent company of the Adviser, engages in a broad spectrum of real estate and investment activities. In the ordinary course of its business, Colliers engages in activities where Colliers’s interests or the interests of its clients may conflict with the interests of the Fund. Colliers holds ownership interests in, and is otherwise affiliated with, certain other investment managers (“Affiliated Managers”). Colliers and the Affiliated Managers advise clients with a wide variety of investment objectives that in some instances may overlap or conflict with the Fund’s investment objectives and present conflicts of interest. The conflicts of interest described above apply to Colliers and the Affiliated Managers as “Managers.” In addition, Colliers’s financial interests in the Affiliated Managers may create an affiliation between the Adviser and the Affiliated Managers and will give rise to conflicts of interest between the Fund and other investment vehicles managed by other asset managers. For example, such financial interests create an incentive for the Adviser to invest in funds managed by an Affiliated Manager or hire an Affiliated Manager as a sub-adviser to the Fund or other funds sponsored by the Adviser. Further, if the Fund is invested in funds managed by an Affiliated Manager, there is a conflict between the Adviser’s obligations to the Fund, on the one hand, and the Adviser’s (or Colliers’s) interest in the success of the Affiliated Manager, on the other hand.

The nature of the Adviser’s and Colliers’s relationship with the Affiliated Managers means that, due to the prohibitions contained in the Investment Company Act on certain transactions between a

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registered investment company and affiliated persons of it, or affiliated persons of those affiliated persons, the Fund may not be able to invest in Private Funds or other vehicles managed by Affiliated Managers, even if the investment would be appropriate for the Fund. These prohibitions are designed to prevent affiliates and insiders from using a registered investment company (such as the Fund) to benefit themselves to the detriment of the registered investment company and its shareholders. For investments in Private Funds managed by Affiliated Managers that predate Colliers’s acquisition of the Adviser, or to the extent the Fund is invested in a Private Fund sponsored or managed by an entity that subsequently becomes a Affiliated Manager (e.g., due to Colliers’ acquisition of such entity), the Fund may not be able to make further investments in such Private Funds or redeem existing interests back to such Private Funds, even if the additional investment or redemption would be beneficial to the Fund. The Adviser and its affiliates will endeavor to manage these potential conflicts in a fair and equitable manner, subject to legal, regulatory, contractual, or other applicable considerations. There is no assurance that conflicts of interest will be resolved in favor of the Fund’s shareholders, and, in fact, they may not be. Conflicts of interest not described herein may also exist.

The Distributor and Intermediaries

Foreside Funds Distributors LLC serves as the Fund’s “statutory underwriter,” within the meaning of the Securities Act and “principal underwriter,” within the meaning of the Investment Company Act, and facilitates the distribution of the Shares. The Fund, the Adviser and/or the Distributor may authorize one or more financial intermediaries (e.g., banks, broker/dealers, investment advisers, trusts, financial industry professionals, etc., collectively referred to as “Intermediaries” and individually as “Intermediary”) to receive orders and provide certain related services on behalf of the Fund. Additionally, the Adviser has entered into distribution and/or servicing agreements to compensate Intermediaries for distribution-related activities and/or for providing ongoing services in respect of clients to whom they have distributed Shares of the Fund. Such compensation to the Intermediaries is paid by the Adviser out of the Adviser’s own resources and is not an expense of the Fund or Fund shareholders. These payments may create a conflict of interest for the Intermediaries by providing an incentive to recommend the Fund’s Shares over other potential investments that may also be appropriate for the clients of such Intermediaries. Such professionals and Intermediaries may provide varying investment products, programs, platforms and accounts through which investors may purchase or participate in a repurchase of Shares of the Fund. Platform fees, administration fees, shareholder services fees and sub-transfer agent fees paid to Intermediaries are not paid by the Fund.

Any Intermediaries or their respective affiliates may provide distribution, shareholder servicing, brokerage, placement, investment banking, or other financial or advisory services from time to time to one or more other funds, accounts, or entities managed by the Managers or their affiliates, including the Private Funds, and receive compensation for providing these services.

TAX ASPECTS

The following discussion of U.S. federal income tax consequences of an investment in Shares of the Fund is based on the Code, U.S. Treasury regulations, and other applicable authority, as of the date of this SAI. These authorities are subject to change by legislative or administrative action, possibly with retroactive effect. The following discussion is only a summary of some of the important U.S. federal income tax considerations generally applicable to investments in Shares of the Fund. This summary does not purport to be a complete description of the U.S. federal income tax considerations applicable to an investment in Shares of the Fund. There may be other tax considerations applicable to particular shareholders. For example, except as otherwise specifically noted herein, this summary has not described certain tax considerations that may be relevant to certain types of persons subject to special treatment under the U.S. federal income tax laws, including shareholders subject to the U.S. federal alternative minimum

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tax, insurance companies, tax-exempt organizations, pension plans and trusts, regulated investment companies, dealers in securities, shareholders holding Shares through tax-advantaged accounts (such as 401(k) plans or individual retirement accounts (“IRAs”)), financial institutions, shareholders holding Shares as part of a hedge, straddle, or conversion transaction, entities that are not organized under the laws of the United States or a political subdivision thereof, and persons who are neither citizens nor residents of the United States. This summary assumes that investors hold Shares as capital assets (within the meaning of the Code). Shareholders should consult their own tax advisors regarding their particular situation and the possible application of U.S. federal, state, local, non-U.S. or other tax laws, and any proposed tax law changes.

Taxation of the Fund

The Fund intends to elect and to qualify and be eligible to be treated each year as a regulated investment company (“RIC”) under Subchapter M of the Code. In order to qualify for the special tax treatment accorded regulated investment companies and their shareholders, the Fund must, among other things: (a) derive at least 90% of its gross income for each taxable year from (i) dividends, interest, payments with respect to certain securities loans, and gains from the sale or other disposition of stock, securities or foreign currencies, or other income (including but not limited to gains from options, futures, or forward contracts) derived with respect to its business of investing in such stock, securities, or currencies and (ii) net income derived from interests in “qualified publicly traded partnerships” (as defined below); (b) diversify its holdings so that, at the end of each quarter of the Fund’s taxable year, (i) at least 50% of the value of the Fund’s total assets consists of cash and cash items, U.S. government securities, securities of other regulated investment companies, and other securities limited in respect of any one issuer to a value not greater than 5% of the value of the Fund’s total assets and not more than 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of the Fund’s total assets is invested, including through corporations in which the Fund owns a 20% or more voting stock interest, (x) in the securities (other than those of the U.S. government or other regulated investment companies) of any one issuer or of two or more issuers that the Fund controls and that are engaged in the same, similar, or related trades or businesses, or (y) in the securities of one or more qualified publicly traded partnerships (as defined below); and (c) distribute with respect to each taxable year at least 90% of the sum of its investment company taxable income (as that term is defined in the Code without regard to the deduction for dividends paid—generally, taxable ordinary income and the excess, if any, of net short-term capital gains over net long-term capital losses) and any net tax-exempt interest income for such year.

In general, for purposes of the 90% gross income requirement described in paragraph (a) above, income derived from a partnership will be treated as qualifying income only to the extent such income is attributable to items of income of the partnership that would be qualifying income if realized directly by the RIC. However, 100% of the net income derived from an interest in a “qualified publicly traded partnership” (a partnership (x) the interests in which are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof and (y) that derives less than 90% of its income from the qualifying income described in paragraph (a)(i) above) will be treated as qualifying income. In general, such entities will be treated as partnerships for U.S. federal income tax purposes because they meet the passive income requirement under Code section 7704(c)(2). In addition, although in general the passive loss rules of the Code do not apply to regulated investment companies, such rules do apply to a RIC with respect to items attributable to an interest in a qualified publicly traded partnership.

For purposes of the diversification test in (b) above, the term “outstanding voting securities of such issuer” will include the equity securities of a qualified publicly traded partnership. Also, for purposes of the diversification test in (b) above, the identification of the issuer (or, in some cases, issuers) of a particular Fund investment can depend on the terms and conditions of that investment. In some cases, identification

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of the issuer (or issuers) is uncertain under current law, and an adverse determination or future guidance by the Internal Revenue Service (“IRS”) with respect to issuer identification for a particular type of investment may adversely affect the Fund’s ability to meet the diversification test in (b) above.

If the Fund qualifies as a RIC that is accorded special tax treatment, the Fund will not be subject to U.S. federal income tax on income or gains distributed in a timely manner to shareholders in the form of dividends (including Capital Gain Dividends, as defined below). If the Fund were to fail to meet the income, diversification, or distribution tests described above, the Fund could in some cases cure such failure, including by paying a Fund-level tax, paying interest, making additional distributions, or disposing of certain assets. If the Fund were ineligible to or otherwise did not cure such failure for any year, or were otherwise to fail to qualify as a RIC accorded special tax treatment for such year, the Fund would be subject to tax on its taxable income at corporate rates, and all distributions from earnings and profits, including any distributions of net tax-exempt income and net long-term capital gains, would be taxable to Shareholders as ordinary income. Some portions of such distributions may be eligible for the dividends-received deduction in the case of corporate shareholders and may be eligible to be treated as “qualified dividend income” in the case of shareholders taxed as individuals, provided, in both cases, that the shareholder meets certain holding period and other requirements in respect of the Fund’s Shares (as described below). In addition, the Fund could be required to recognize unrealized gains, pay substantial taxes and interest and make substantial distributions before re-qualifying as a RIC that is accorded special tax treatment.

The Fund intends to distribute to its shareholders, at least annually, all or substantially all of its investment company taxable income (computed without regard to the dividends-paid deduction), its net tax-exempt income (if any) and its net capital gain (that is, the excess of net long-term capital gain over net short-term capital loss, in each case determined with reference to any loss carryforwards). Any taxable income including any net capital gain retained by the Fund will be subject to tax at the Fund level at regular corporate rates. In the case of net capital gain, the Fund is permitted to designate the retained amount as undistributed capital gain in a timely notice to its shareholders who would then, in turn, (i) be required to include in income for U.S. federal income tax purposes, as long-term capital gain, their share of such undistributed amount, and (ii) be entitled to credit their proportionate shares of the tax paid by the Fund on such undistributed amount against their U.S. federal income tax liabilities, if any, and to claim refunds on a properly filed U.S. tax return to the extent the credit exceeds such liabilities. If the Fund makes this designation, for U.S. federal income tax purposes, the tax basis of Shares owned by a shareholder of the Fund will be increased by an amount equal to the difference between the amount of undistributed capital gains included in the shareholder’s gross income under clause (i) of the preceding sentence and the tax deemed paid by the shareholder under clause (ii) of the preceding sentence. The Fund is not required to, and there can be no assurance that the Fund will, make this designation if it retains all or a portion of its net capital gain in a taxable year.

Capital losses in excess of capital gains (“net capital losses”) are not permitted to be deducted against the Fund’s net investment income. Instead, potentially subject to certain limitations, the Fund may carry net capital losses from any taxable year forward to subsequent taxable years to offset capital gains, if any, realized during such subsequent taxable years. Capital loss carryforwards are reduced to the extent they offset current-year net realized capital gains, whether the Fund retains or distributes such gains. The Fund may carry net capital losses forward to one or more subsequent taxable years without expiration. The Fund must apply such carryforwards first against gains of the same character.

In determining its net capital gain, including in connection with determining the amount available to support a Capital Gain Dividend (as defined below), its taxable income and its earnings and profits, a RIC generally may elect to treat part or all of any post-October capital loss (defined as any net capital loss attributable to the portion, if any, of the taxable year after October 31 or, if there is no such loss, the net long-term capital loss or net short-term capital loss attributable to such portion of the taxable year) or late-

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year ordinary loss (generally, the sum of its (i) net ordinary loss from the sale, exchange or other taxable disposition of property, attributable to the portion, if any, of the taxable year after October 31, and its (ii) other net ordinary loss attributable to the portion, if any, of the taxable year after December 31) as if incurred in the succeeding taxable year.

If the Fund were to fail to distribute in a calendar year at least an amount equal to the sum of 98% of its ordinary income for such year and 98.2% of its capital gain net income recognized for the one-year period ending on October 31 of such year (or November 30 or December 31 of that year if the Fund is permitted to elect and so elects), plus any such amounts retained from the prior year, the Fund would be subject to a nondeductible 4% excise tax on the undistributed amounts. For purposes of the required excise tax distribution, a RIC’s ordinary gains and losses from the sale, exchange, or other taxable disposition of property that would otherwise be taken into account after October 31 (or November 30 of that year if the RIC makes the election described above) generally are treated as arising on January 1 of the following calendar year; in the case of a RIC with a December 31 year end that makes the election described above, no such gains or losses will be so treated. Also, for these purposes, the Fund will be treated as having distributed any amount on which it is subject to corporate income tax for the taxable year ending within the calendar year. The Fund intends generally to make distributions sufficient to avoid imposition of the 4% excise tax, although there can be no assurance that it will be able to or will do so.

Fund Distributions

The Fund intends to make distributions to shareholders quarterly. All distributions paid by the Fund will be reinvested in additional Shares of the Fund unless a shareholder affirmatively elects not to reinvest in additional Shares pursuant to the Fund’s Distribution Reinvestment Policy (as described in the Prospectus). Shareholders whose distributions are so reinvested in Shares will be treated for U.S. federal income tax purposes as having received an amount in distribution equal to the fair market value of the Shares issued to the shareholder, which amount will also be equal to the net asset value of such shares. For U.S. federal income tax purposes, all distributions are generally taxable in the manner described herein, whether a shareholder takes them in cash or they are reinvested pursuant to the Distribution Reinvestment Policy in additional shares of the Fund.

Fund distributions generally will be taxable to shareholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received. See the discussion below regarding distributions declared in October, November or December for further information. Distributions received by tax-exempt shareholders generally will not be subject to U.S. federal income tax to the extent permitted under applicable tax law.

For U.S. federal income tax purposes, distributions of investment income are generally taxable as ordinary income. Taxes on distributions of capital gains are determined by how long the Fund owned (or is deemed to have owned) the investments that generated the gains, rather than how long a shareholder has owned his or her Shares. In general, the Fund will recognize long-term capital gain or loss on investments it has owned (or is deemed to have owned) for more than one year, and short-term capital gain or loss on investments it has owned (or is deemed to have owned) for one year or less. Tax rules can alter the Fund’s holding period in investments and thereby affect the tax treatment of gain or loss in respect of such investments. Distributions of net capital gain that are properly reported by the Fund as capital gain dividends (“Capital Gain Dividends”) will be taxable to shareholders as long-term capital gains includible in net capital gain and taxed to individuals at reduced rates relative to ordinary income. Distributions of net short-term capital gain (as reduced by any net long-term capital loss for the taxable year) will be taxable to shareholders as ordinary income. The IRS and the Department of the Treasury have issued regulations that impose special rules in respect of Capital Gain Dividends received through partnership interests constituting “applicable partnership interests” under Section 1061 of the Code. Distributions of investment income

34

reported by the Fund as derived from “qualified dividend income” will be taxed in the hands of individuals at the rates applicable to net capital gain, provided holding period and other requirements are met at both the shareholder and Fund levels. The Fund does not expect a significant portion of distributions to be derived from qualified dividend income.

In general, dividends of net investment income received by corporate shareholders of the Fund will qualify for the dividends-received deduction generally available to corporations only to the extent of the amount of eligible dividends received by the Fund from domestic corporations for the taxable year if certain holding period and other requirements are met at both the shareholder and Fund levels. The Fund does not expect a significant portion of distributions to be eligible for the dividends-received deduction.

Any distribution of income that is attributable to (i) income received by the Fund in lieu of dividends with respect to securities on loan pursuant to a securities lending transaction or (ii) dividend income received by the Fund on securities it temporarily purchased from a counterparty pursuant to a repurchase agreement that is treated for U.S. federal income tax purposes as a loan by the Fund, will not constitute qualified dividend income to non-corporate shareholders and will not be eligible for the dividends-received deduction for corporate shareholders.

The Code generally imposes a 3.8% Medicare contribution tax on the net investment income of certain individuals, trusts and estates to the extent their income exceeds certain threshold amounts. For these purposes, “net investment income” generally includes, among other things, (i) distributions paid by the Fund of net investment income and capital gains as described above, and (ii) any net gain from the sale, exchange or other taxable disposition of Fund shares. Shareholders are advised to consult their tax advisors regarding the possible implications of this additional tax on their investment in the Fund.

If, in and with respect to any taxable year, the Fund makes a distribution in excess of its current and accumulated “earnings and profits,” the excess distribution will be treated as a return of capital to the extent of a shareholder’s tax basis in his or her Shares, and thereafter as capital gain. A return of capital is not taxable, but it reduces a shareholder’s basis in his or her shares, thus reducing any loss or increasing any gain on a subsequent taxable disposition by the shareholder of such shares.

A distribution by the Fund will be treated as paid on December 31 of any calendar year if it is declared by the Fund in October, November or December with a record date in such a month and paid by the Fund during January of the following calendar year. Such distributions will be taxable to shareholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received.

Dividends and distributions on Shares are generally subject to U.S. federal income tax as described herein to the extent they do not exceed the Fund’s realized income and gains, even though such dividends and distributions may economically represent a return of a particular shareholder’s investment. Such distributions are likely to occur in respect of Shares purchased at a time when the Fund’s net asset value reflects unrealized gains or income or gains that are realized but not yet distributed. Such realized income and gains may be required to be distributed even when the Fund’s net asset value also reflects unrealized losses.

Sales, Exchanges or Repurchases of Shares

The sale, exchange or repurchase of Fund shares may give rise to a gain or loss. In general, any gain or loss realized upon a taxable disposition of Fund shares treated as a sale or exchange for U.S. federal income tax purposes will be treated as long-term capital gain or loss if the shares have been held for more than 12 months. Otherwise, such gain or loss on the taxable disposition of Fund shares will be treated as

35

short-term capital gain or loss. However, any loss realized upon a taxable disposition of Fund shares held for six months or less will be treated as long-term, rather than short-term, to the extent of any long-term capital gain distributions received (or deemed received) by the shareholder with respect to the shares. All or a portion of any loss realized upon a taxable disposition of Fund shares will be disallowed under the Code’s “wash sale” rule if other substantially identical shares of the Fund are purchased (including via dividend reinvestment) within 30 days before or after the disposition. In such a case, the basis of the newly purchased shares will be adjusted to reflect the disallowed loss.

A repurchase by the Fund of a shareholder’s shares pursuant to a Repurchase Offer (as described in the Prospectus) generally will be treated as a sale or exchange of the shares by a shareholder provided that either (i) the shareholder tenders, and the Fund repurchases, all of such shareholder’s shares, thereby reducing the shareholder’s percentage ownership of the Fund, whether directly or by attribution under Section 318 of the Code, to 0%, (ii) the shareholder meets numerical safe harbors under the Code with respect to percentage voting interest and reduction in ownership of the Fund following completion of the Repurchase Offer, or (iii) the Repurchase Offer otherwise results in a “meaningful reduction” of the shareholder’s ownership percentage interest in the Fund, which determination depends on a particular shareholder’s facts and circumstances.

If a tendering shareholder’s proportionate ownership of the Fund (determined after applying the ownership attribution rules under Section 318 of the Code) is not reduced to the extent required under the tests described above, such shareholder will be deemed to receive a distribution from the Fund under Section 301 of the Code with respect to the shares held (or deemed held under Section 318 of the Code) by the shareholder after the Repurchase Offer (a “Section 301 distribution”). The amount of this distribution will equal the price paid by the Fund to such shareholder for the shares sold, and will be taxable as a dividend, i.e., as ordinary income, to the extent of the Fund’s current or accumulated earnings and profits allocable to such distribution, with the excess treated as a return of capital reducing the shareholder’s tax basis in the shares held after the Repurchase Offer, and thereafter as capital gain. Any Fund shares held by a shareholder after a Repurchase Offer will be subject to basis adjustments in accordance with the provisions of the Code.

Provided that no tendering shareholder is treated as receiving a Section 301 distribution as a result of selling shares pursuant to a particular Repurchase Offer, shareholders who do not sell shares pursuant to that Repurchase Offer will not realize constructive distributions on their shares as a result of other shareholders selling shares in the Repurchase Offer. In the event that any tendering shareholder is deemed to receive a Section 301 distribution, it is possible that shareholders whose proportionate ownership of the Fund increases as a result of that Repurchase Offer, including shareholders who do not tender any shares, will be deemed to receive a constructive distribution under Section 305(c) of the Code in an amount equal to the increase in their percentage ownership of the Fund as a result of the Repurchase Offer. Such constructive distribution will be treated as a dividend to the extent of current or accumulated earnings and profits allocable to it.

Use of the Fund’s cash to repurchase shares may adversely affect the Fund’s ability to satisfy the distribution requirements for treatment as a RIC described above. The Fund may also recognize income in connection with the sale of portfolio securities to fund share purchases, in which case the Fund would take any such income into account in determining whether such distribution requirements have been satisfied.

The foregoing discussion does not address the tax treatment of tendering shareholders who do not hold their shares as a capital asset. Such shareholders should consult their own tax advisors on the specific tax consequences to them of participating or not participating in the Repurchase Offer.

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Issuer Deductibility of Interest

A portion of the interest paid or accrued on certain high yield discount obligations owned by the Fund may not, and interest paid on debt obligations, if any, that are considered for tax purposes to be payable in the equity of the issuer or a related party will not be deductible to the issuer. This may affect the cash flow of the issuer. If a portion of the interest paid or accrued on certain high yield discount obligations is not deductible, that portion will be treated as a dividend paid by the issuer for purposes of the corporate dividends-received deduction. In such cases, if the issuer of the high yield discount obligations is a domestic corporation, dividend payments by the Fund may be eligible for the dividends-received deduction to the extent attributable to the deemed dividend portion of such accrued interest.

Original Issue Discount, Payment-in-Kind Securities, Market Discount and Preferred Securities

Some debt obligations with a fixed maturity date of more than one year from the date of issuance (and zero-coupon debt obligations with a fixed maturity date of more than one year from the date of issuance) will be treated as debt obligations that are issued originally at a discount (“OID”). Generally, the amount of the OID is treated as interest income and is included in the Fund’s income and required to be distributed over the term of the debt obligation, even though payment of that amount is not received until a later time, upon partial or full repayment or disposition of the debt obligation. Increases in the principal amount of an inflation-indexed bond will generally be treated as OID.

Some debt obligations with a fixed maturity date of more than one year from the date of issuance that are acquired by the Fund in the secondary market may be treated as having “market discount.” Very generally, market discount is the excess of the stated redemption price of a debt obligation (or in the case of an obligation issued with OID, its “revised issue price”) over the purchase price of such obligation. Generally, any gain recognized on the disposition of, and any partial payment of principal on, a debt obligation having market discount is treated as ordinary income to the extent the gain, or principal payment, does not exceed the “accrued market discount” on such debt obligation. Alternatively, the Fund may elect to accrue market discount currently, in which case the Fund will be required to include the accrued market discount on such debt obligation in the Fund’s income (as ordinary income) and thus distribute it over the term of the debt obligation, even though payment of that amount is not received until a later time, upon partial or full repayment or disposition of the debt obligation. The rate at which the market discount accrues, and thus is included in the Fund’s income, will depend upon which of the permitted accrual methods the Fund elects. The Fund reserves the right to revoke such an election at any time pursuant to applicable IRS procedures. In the case of higher-risk securities, the amount of market discount may be unclear. See “Higher-Risk Securities” below.

From time to time, a substantial portion of the Fund’s investments in loans and other debt obligations could be treated as having OID and/or market discount, which, in some cases could be significant. To generate sufficient cash to make the requisite distributions, the Fund may be required to sell securities in its portfolio (including when it is not advantageous to do so) that it otherwise would have continued to hold.

A portion of the OID accrued on certain high yield discount obligations may not be deductible to the issuer and will instead be treated as a dividend paid by the issuer for purposes of the dividends-received deduction. In such cases, if the issuer of the high yield discount obligations is a domestic corporation, dividend payments by the Fund may be eligible for the dividends-received deduction to the extent attributable to the deemed dividend portion of such OID.

Some debt obligations with a fixed maturity date of one year or less from the date of issuance may be treated as having OID or, in certain cases, “acquisition discount” (very generally, the excess of the stated

37

redemption price over the purchase price). The Fund will be required to include the OID or acquisition discount in income (as ordinary income) and thus distribute it over the term of the debt obligation, even though payment of that amount is not received until a later time, upon partial or full repayment or disposition of the debt obligation. The rate at which OID or acquisition discount accrues, and thus is included in the Fund’s income, will depend upon which of the permitted accrual methods the Fund elects.

Some preferred securities may include provisions that permit the issuer, at its discretion, to defer the payment of distributions for a stated period without any adverse consequences to the issuer. If the Fund owns a preferred security that is deferring the payment of its distributions, the Fund may be required to report income for U.S. federal income tax purposes to the extent of any such deferred distributions even though the Fund has not yet actually received the cash distribution.

In addition, pay-in-kind obligations will give rise to income that is required to be distributed and is taxable even though the Fund receives no interest payment in cash on the security during the year.

If the Fund holds the foregoing kinds of obligations, or other obligations subject to special rules under the Code, the Fund may be required to pay out as an income distribution each year an amount which is greater than the total amount of cash interest the Fund actually received. Such distributions may be made from the cash assets of the Fund or by disposition of portfolio securities, if necessary (including when it is not advantageous to do so). The Fund may realize gains or losses from such dispositions, including short-term capital gains taxable as ordinary income. In the event the Fund realizes net capital gains from such transactions, its shareholders may receive a larger capital gain distribution than they might otherwise receive in the absence of such transactions.

Higher-Risk Securities

Any investments in debt obligations that are at risk of or in default may present special tax issues. Tax rules are not entirely clear about issues such as whether or to what extent the Fund should recognize market discount on such a debt obligation, when the Fund may cease to accrue interest, OID or market discount, when and to what extent the Fund may take deductions for bad debts or worthless securities and how the Fund should allocate payments received on obligations in default between principal and income. These and other related issues will be addressed by the Fund when, as and if it invests in such securities, in order to seek to ensure that it distributes sufficient income to preserve its status as a RIC and does not become subject to federal income or excise tax.

Securities Purchased at a Premium

Very generally, where the Fund purchases a bond at a price that exceeds the redemption price at maturity (i.e., at a premium), the premium is amortizable over the remaining term of the bond. In the case of a taxable bond, if the Fund makes an election applicable to all such bonds it purchases, which election is irrevocable without consent of the IRS, the Fund reduces the current taxable income from the bond by the amortized premium and reduces its tax basis in the bond by the amount of such offset; upon the disposition or maturity of such bonds acquired on or after January 4, 2013, the Fund is permitted to deduct any remaining premium allocable to a prior period. In the case of a tax-exempt bond, tax rules require the Fund to reduce its tax basis by the amount of amortized premium.

Passive Foreign Investment Companies

If the Fund were to make an equity investment in certain “passive foreign investment companies” (“PFICs”) such investment could subject the Fund to a U.S. federal income tax (including interest charges) on distributions received from the PFIC or on proceeds received from the disposition of shares in the PFIC.

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This tax cannot be eliminated by making distributions to Fund shareholders. However, the Fund may elect to avoid imposition of that tax. For example, the Fund may elect to treat the PFIC as a “qualified electing fund” (i.e., make a “QEF election”), in which case the Fund would be required to include its share of the company’s income and net capital gains annually, regardless of whether it receives any distribution from the company. The Fund also may make an election to mark the gains (and to a limited extent losses) in such holdings “to the market” as though it had sold (and, solely for purposes of this mark-to-market election, repurchased) its holdings in those PFICs on the last day of the Fund’s taxable year. Such gains and losses are treated as ordinary income and loss. The QEF and mark-to-market elections may accelerate the recognition of income (without the receipt of cash) and increase the amount required to be distributed by the Fund to avoid taxation. Making either of these elections therefore may require the Fund to liquidate other investments (including when it is not advantageous to do so) to meet its distribution requirement, which also may accelerate the recognition of gain and affect the Fund’s total return. Because it is not always possible to identify a foreign corporation as a PFIC or to obtain the information necessary to make a QEF or mark-to-market election, the Fund may incur the tax and interest charges described above in some instances.

Controlled Foreign Corporations

If the Fund were to invest in a controlled foreign corporation (“CFC”) in which it is a “U.S. Shareholder” under the Code, the Fund would be required to include in gross income for United States federal income tax purposes the Fund’s share of the CFC’s “subpart F income” and “global intangible low taxed income (“GILTI”), in each case whether or not such income is distributed by the CFC. “Subpart F income” generally includes interest, original issue discount, dividends, net gains from the disposition of stocks or securities, receipts with respect to securities loans and net payments received with respect to equity swaps and similar derivatives. GILTI generally includes the active operating profits of the CFC, reduced by a deemed return on the tax basis of the CFC’s depreciable tangible assets. Subpart F income and GILTI are generally treated as ordinary income, regardless of the character of the CFC’s underlying income. Under final Treasury Regulations, such subpart F and GILTI inclusions by the Fund would constitute “qualifying income” for the purposes of the 90% gross income requirement to the extent such income is either (i) timely and currently repatriated or (ii) derived with respect to the Fund’s business of investing in stock, securities or currencies.

Certain Fund Investments

The Fund is permitted to invest up to 25% of its total assets in the aggregate in the VCRDX Subsidiary, which has elected to be treated as a corporation for U.S. federal income tax purposes, and any other issuer that the Fund controls and that is engaged in the same, similar or related trade or business. A RIC generally does not take into account income earned by a U.S. corporation in which it invests unless and until the corporation distributes such income to the RIC as a dividend. Where a Subsidiary, such as the VCRDX Subsidiary, is organized in the U.S., the Subsidiary will be liable for an entity-level U.S. federal income tax on its income from U.S. and non-U.S. sources, as well as any applicable state taxes, which will reduce the Fund’s return on its investment in the Subsidiary. If a net loss is realized by the Subsidiary, such loss is not generally available to offset the income of the Fund.

Municipal Bonds

The interest on municipal bonds is generally exempt from U.S. federal income tax. The Fund does not expect to invest 50% or more of its assets in municipal bonds on which the interest is exempt from U.S. federal income tax. As a result, it does not expect to be eligible to pay “exempt-interest dividends” to its shareholders under the applicable tax rules. As a result, interest on municipal bonds is taxable to shareholders of the Fund when received as a distribution from the Fund. In addition, gains realized by the

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Fund on the sale or exchange of municipal bonds are taxable to shareholders of the Fund when distributed to shareholders.

Foreign Currency Transactions

The Fund’s transactions in foreign currencies, foreign currency-denominated debt obligations and certain futures contracts and forward contracts (and similar instruments) may give rise to ordinary income or loss to the extent such income or loss results from fluctuations in the value of the foreign currency concerned. Any such net gains could require a larger dividend toward the end of the calendar year. Any such net losses will generally reduce and potentially require the recharacterization of prior ordinary income distributions and may accelerate Fund distributions to shareholders and increase the distributions taxed to shareholders as ordinary income. Any net ordinary losses so created cannot be carried forward by the Fund to offset income or gains earned in subsequent taxable years.

Forward Contracts

The tax treatment of certain positions entered into by the Fund, including regulated futures contracts and certain foreign currency positions, will be governed by section 1256 of the Code (“section 1256 contracts”). Gains or losses on section 1256 contracts generally are considered 60% long-term and 40% short-term capital gains or losses (“60/40”), although certain foreign currency gains and losses from such contracts may be treated as ordinary in character. Also, section 1256 contracts held by the Fund at the end of each taxable year (and, for purposes of the 4% excise tax, on certain other dates as prescribed under the Code) are “marked-to-market” with the result that unrealized gains or losses are treated as though they were realized and the resulting gain or loss is treated as ordinary or 60/40 gain or loss, as applicable.

Private Funds

The Fund may invest in Private Funds that are classified as partnerships for U.S. federal income tax purposes.

An entity that is properly classified as a partnership, rather than an association or publicly traded partnership taxable as a corporation, is not itself subject to federal income tax. Instead, each partner of the partnership must take into account its distributive share of the partnership’s income, gains, losses, deductions and credits (including all such items allocable to that partnership from investments in other partnerships) for each taxable year of the partnership ending with or within the partner’s taxable year, without regard to whether such partner has received or will receive corresponding cash distributions from the partnership. As such, the Fund may be required to recognize items of taxable income and gain prior to the time that the Fund receives corresponding cash distributions from the Private Fund. In such case, the Fund might have to borrow money or dispose of investments, including interests in other Private Funds, including when it is disadvantageous to do so, in order to make the distributions required in order to maintain its status as a RIC and to avoid the imposition of a federal income or excise tax.

In addition, the character of a partner’s distributive share of items of partnership income, gain and loss generally will be determined as if the partner had realized such items directly. Private Funds classified as partnerships for federal income tax purposes may therefore generate income allocable to the Fund that is not qualifying income for purposes of the 90% gross income test described above. In order to meet the 90% gross income test, the Fund may structure its investments in a way potentially increasing the taxes imposed thereon or in respect thereof, including holding such investments through the VCRDX Subsidiary.

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Because the Fund may not have timely or complete information concerning the amount and sources of such a Private Fund’s income until such income has been earned by the Private Fund or until a substantial amount of time thereafter, it may be difficult for the Fund to satisfy the 90% gross income test.

Furthermore, it may not always be clear how the asset diversification rules for RIC qualification will apply to the Fund’s investments in Private Funds that are classified as partnerships for federal income tax purposes. In the event that the Fund believes that it is possible that it will fail the asset diversification requirement at the end of any quarter of a taxable year, it may seek to take certain actions to avert such failure, including by acquiring additional investments to come into compliance with the asset diversification test or by disposing of non-diversified assets. Although the Code affords the Fund the opportunity, in certain circumstances, to cure a failure to meet the asset diversification test, including by disposing of non-diversified assets within six months, there may be constraints on the Fund’s ability to dispose of its interest in a Private Fund that limit utilization of this cure period.

As a result of the considerations described in the preceding paragraphs, the Fund’s intention to qualify and be eligible for treatment as a RIC can limit its ability to acquire or continue to hold positions in Private Funds that would otherwise be consistent with its investment strategy, may require the Fund to structure its investments in a way potentially increasing the taxes imposed thereon or in respect thereof (including, for example, holding such investments through the VCRDX Subsidiary) or can require it to engage in transactions in which it would otherwise not engage, resulting in additional transaction costs and reducing the Fund’s return to shareholders. The Fund’s investment in Private Funds may also adversely bear on the Fund’s ability to qualify as a RIC under Subchapter M of the Code.

Unless otherwise indicated, references in this discussion to the Fund’s investments, activities, income, gain, and loss include, as applicable, the investments, activities, income, gain, and loss attributable to the Fund as result of the Fund’s investment in any Private Fund or other entity that is properly classified as a partnership or disregarded entity for U.S. federal income tax purposes (and not an association or publicly traded partnership taxable as a corporation).

Investments in Other RICs

The Fund’s investment in shares of other mutual funds, ETFs or other companies that qualify as regulated investment companies (each, an “underlying RIC”), can cause the Fund to be required to distribute greater amounts of net investment income or net capital gain than the Fund would have distributed had it invested directly in the securities held by the underlying RIC, rather than in shares of the underlying RIC. Further, the amount or timing of distributions from the Fund qualifying for treatment as a particular character (e.g., long-term capital gain, exempt interest, eligible for dividends-received deduction, etc.) will not necessarily be the same as it would have been had the Fund invested directly in the securities held by the underlying RIC.

Derivatives, Hedging, and Other Transactions

In addition to the special rules described above in respect of futures transactions, the Fund’s transactions in other derivatives instruments (e.g., forward contracts), as well as any of its hedging transactions, may be subject to one or more special tax rules. These rules may affect whether gains and losses recognized by the Fund are treated as ordinary or capital, accelerate the recognition of income or gains to the Fund, defer losses to the Fund, and cause adjustments in the holding periods of the Fund’s securities, thereby affecting, among other things, whether capital gains and losses are treated as short-term or long-term. These rules could, therefore, affect the amount, timing and/or character of distributions to shareholders. Because these and other tax rules applicable to these types of transactions are in some cases uncertain under current law, an adverse determination or future guidance by the IRS with respect to these

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rules (which determination or guidance could be retroactive) may affect whether the Fund has made sufficient distributions, and otherwise satisfied the relevant requirements, to maintain its qualification as a RIC and avoid a fund-level tax.

Book-Tax Differences

Certain of the Fund’s investments in derivative instruments and foreign currency-denominated instruments, and any of the Fund’s transactions in foreign currencies and hedging activities, are likely to produce a difference between its book income and the sum of its taxable income and net tax-exempt income (if any). If such a difference arises, and the Fund’s book income is less than the sum of its taxable income and net tax-exempt income (if any), the Fund could be required to make distributions exceeding book income to qualify as a RIC that is accorded special tax treatment and to avoid an entity-level tax. In the alternative, if the Fund’s book income exceeds the sum of its taxable income (including realized capital gains) and net tax-exempt income (if any), the distribution (if any) of such excess generally will be treated as (i) a dividend to the extent of the Fund’s remaining earnings and profits, (ii) thereafter, as a return of capital to the extent of the recipient’s basis in its shares, and (iii) thereafter as gain from the sale or exchange of a capital asset.

Mortgage-Related Securities

The Fund may invest directly or indirectly in real estate mortgage investment conduits (“REMICs”) (including by investing in residual interests in collateralized mortgage obligations (“CMOs”) with respect to which an election to be treated as a REMIC is in effect) or equity interests in taxable mortgage pools (“TMPs”). Under a notice issued by the IRS in October 2006 and Treasury regulations that have yet to be issued but may apply retroactively, a portion of the Fund’s income (including income distributed (or deemed distributed) to the Fund from a REIT or allocated to the Fund from a partnership or other pass-through entity) that is attributable to a residual interest in a REMIC or an equity interest in a TMP — referred to in the Code as an “excess inclusion”— will be subject to U.S. federal income tax in all events. This notice also provides, and the regulations are expected to provide, that excess inclusion income of a RIC, such as the Fund, will be allocated to shareholders of the RIC in proportion to the dividends received by such shareholders, with the same consequences as if the shareholders held the related interest directly. As a result, the Fund may not be a suitable investment for charitable remainder trusts (“CRTs”), as noted below.

In general, excess inclusion income allocated to shareholders (i) cannot be offset by net operating losses (subject to a limited exception for certain thrift institutions), (ii) will constitute unrelated business taxable income (“UBTI”) to entities (including a qualified pension plan, an IRA, a 401(k) plan, a Keogh plan or other tax-exempt entity) subject to tax on UBTI, thereby potentially requiring such an entity that is allocated excess inclusion income and otherwise might not be required to file a U.S. federal income tax return, to file such a tax return and pay tax on such income, and (iii) in the case of a non-U.S. shareholder, will not qualify for any reduction in U.S. federal withholding tax. A shareholder will be subject to U.S. federal income tax on such inclusions notwithstanding any exemption from such income tax otherwise available under the Code.

Foreign (Non-U.S.) Taxation

Income, proceeds and gains received by the Fund from sources within foreign countries may be subject to withholding and other taxes imposed by such countries, which will reduce the return on those investments. Tax treaties between certain countries and the United States may reduce or eliminate such taxes.

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The Fund does not expect that shareholders will be entitled to claim a credit or deduction for U.S. federal income tax purposes with respect to foreign taxes paid by the Fund; in that case the foreign tax will nonetheless reduce the Fund’s taxable income. Even if the Fund were eligible to and did elect to pass through to its shareholders foreign tax credits or deductions, tax-exempt shareholders and those who invest in the Fund through tax-advantaged accounts such as IRAs would not benefit from any such tax credit or deduction.

Tax-exempt Shareholders

Income of a RIC that would be UBTI if earned directly by a tax-exempt entity will not generally be attributed as UBTI to a tax-exempt shareholder of the RIC. Notwithstanding this “blocking” effect, a tax-exempt shareholder could realize UBTI by virtue of its investment in the Fund if shares in the Fund constitute debt-financed property in the hands of the tax-exempt shareholder within the meaning of Code Section 514(b). A tax-exempt shareholder may also recognize UBTI if the Fund recognizes “excess inclusion income” derived from direct or indirect investments in residual interests in REMICs or equity interests in TMPs as described above, if the amount of such income recognized by the Fund exceeds the Fund’s investment company taxable income (after taking into account deductions for dividends paid by the Fund).

In addition, special tax consequences apply to CRTs that invest in regulated investment companies that invest directly or indirectly in residual interests in REMICs or equity interests in TMPs. Under legislation enacted in December 2006, if a CRT, as defined in Section 664 of the Code, realizes any UBTI for a taxable year, a 100% excise tax is imposed on such UBTI. Under IRS guidance issued in October 2006, a CRT will not recognize UBTI solely as a result of investing in a RIC that recognizes “excess inclusion income.” Rather, if at any time during any taxable year a CRT (or one of certain other tax-exempt shareholders, such as the United States, a state or political subdivision, or an agency or instrumentality thereof, and certain energy cooperatives) is a record holder of a share in a RIC that recognizes “excess inclusion income,” then the RIC will be subject to a tax on that portion of its “excess inclusion income” for the taxable year that is allocable to such shareholders at the highest federal corporate income tax rate. The extent to which this IRS guidance remains applicable in light of the December 2006 legislation is unclear. To the extent permitted under the Investment Company Act, the Fund may elect to specially allocate any such tax to the applicable CRT, or other shareholder, and thus reduce such shareholder’s distributions for the year by the amount of the tax that relates to such shareholder’s interest in the Fund. CRTs and other tax-exempt shareholders are urged to consult their tax advisors concerning the consequences of investing in the Fund.

Non-U.S. Shareholders

Distributions by the Fund to shareholders that are not “United States persons” within the meaning of the Code (“foreign shareholders”) properly reported by the Fund as (1) Capital Gain Dividends, (2) short-term capital gain dividends, or (3) interest-related dividends, each as defined and subject to certain conditions described below generally are not subject to withholding of U.S. federal income tax.

In general, the Code defines (1) “short-term capital gain dividends” as distributions of net short-term capital gains in excess of net long-term capital losses and (2) “interest-related dividends” as distributions from U.S. source interest income of types similar to those not subject to U.S. federal income tax if earned directly by an individual foreign shareholder, in each case to the extent such distributions are properly reported as such by the Fund in a written notice to shareholders. The exceptions to withholding for Capital Gain Dividends and short-term capital gain dividends do not apply to (A) distributions to an individual foreign shareholder who is present in the United States for a period or periods aggregating 183 days or more during the year of the distribution and (B) distributions attributable to gain that is effectively

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connected with the conduct by the foreign shareholder of a trade or business within the United States under special rules regarding the disposition of U.S. real property interests as described below. The exception to withholding for interest-related dividends does not apply to distributions to a foreign shareholder (A) that has not provided a satisfactory statement that the beneficial owner is not a United States person, (B) to the extent that the dividend is attributable to certain interest on an obligation if the foreign shareholder is the issuer or is a 10% shareholder of the issuer, (C) that is within certain foreign countries that have inadequate information exchange with the United States, or (D) to the extent the dividend is attributable to interest paid by a person that is a related person of the foreign shareholder and the foreign shareholder is a controlled foreign corporation.

If the Fund invests in a RIC that pays such distributions to the Fund, such distributions retain their character as not subject to withholding if properly reported when paid by the Fund to foreign shareholders. The Fund is permitted to report such part of its dividends as interest-related or short-term capital gain dividends as are eligible, but is not required to do so. In the case of shares held through an intermediary, the intermediary may withhold even if the Fund reports all or a portion of a payment as an interest-related or short-term capital gain dividend to shareholders.

Foreign shareholders should contact their intermediaries regarding the application of withholding rules to their accounts.

Distributions by the Fund to foreign shareholders other than Capital Gain Dividends, short-term capital gain dividends, and interest-related dividends (e.g., dividends attributable to dividend and foreign-source interest income or to short-term capital gains or U.S. source interest income to which the exception from withholding described above does not apply) are generally subject to withholding of U.S. federal income tax at a rate of 30% (or lower applicable treaty rate).

A foreign shareholder is not, in general, subject to U.S. federal income tax on gains (and is not allowed a deduction for losses) realized on the sale of shares of the Fund unless (i) such gain is effectively connected with the conduct by the foreign shareholder of a trade or business within the United States, (ii) in the case of a foreign shareholder that is an individual, the shareholder is present in the United States for a period or periods aggregating 183 days or more during the year of the sale and certain other conditions are met, or (iii) the special rules relating to gain attributable to the sale or exchange of “U.S. real property interests” (“USRPIs”) apply to the foreign shareholder’s sale of shares of the Fund (as described below).

Foreign shareholders with respect to whom income from the Fund is effectively connected with a trade or business conducted by the foreign shareholder within the United States will in general be subject to U.S. federal income tax on the income derived from the Fund at the graduated rates applicable to U.S. citizens, residents or domestic corporations, whether such income is received in cash or reinvested in shares of the Fund and, in the case of a foreign corporation, may also be subject to a branch profits tax. If a foreign shareholder is eligible for the benefits of a tax treaty, any effectively connected income or gain will generally be subject to U.S. federal income tax on a net basis only if it is also attributable to a permanent establishment maintained by the shareholder in the United States. More generally, foreign shareholders who are residents in a country with an income tax treaty with the United States may obtain different tax results than those described herein, and are urged to consult their tax advisors.

Special rules would apply if the Fund were a qualified investment entity (“QIE”) because it is either a “U.S. real property holding corporation” (“USRPHC”) or would be a USRPHC but for the operation of certain exceptions to the definition thereof. Very generally, a USRPHC is a domestic corporation that holds USRPIs the fair market value of which equals or exceeds 50% of the sum of the fair market values of the corporation’s USRPIs, interests in real property located outside the United States, and other trade or business assets. USRPIs are generally defined as any interest in U.S. real property and any interest (other

44

than solely as a creditor) in a USRPHC or, very generally, an entity that has been a USRPHC in the last five years. A RIC that holds, directly or indirectly, significant interests in REITs may be a USRPHC. Interests in domestically controlled QIEs, including REITs and regulated investment companies that are QIEs, not-greater-than-10% interests in publicly traded classes of stock in REITs and not-greater-than-5% interests in publicly traded classes of stock in regulated investment companies generally are not USRPIs, but these exceptions do not apply for purposes of determining whether the Fund is a QIE.

If an interest in the Fund were a USRPI, the Fund would be required to withhold U.S. tax on the proceeds of a share redemption by a greater-than-5% foreign shareholder or any foreign shareholder if shares of the Fund are not considered regularly traded on an established securities market, in which case such foreign shareholder generally would also be required to file a U.S. tax return and pay any additional taxes due in connection with the redemption.

Moreover, if the Fund were a USRPHC or, very generally, had been one in the last five years, it would be required to withhold on amounts distributed to a greater-than-5% foreign shareholder or any foreign shareholder if shares of the Fund are not considered regularly traded on an established securities market to the extent such amounts would not be treated as a dividend, i.e., are in excess of the Fund’s current and accumulated “earnings and profits” for the applicable taxable year. Such withholding generally is not required if the Fund is a domestically controlled QIE.

If the Fund were a QIE, under a special “look-through” rule, any distributions by the Fund to a foreign shareholder (including, in certain cases, distributions made by the Fund in redemption of its shares) attributable directly or indirectly to (i) distributions received by the Fund from a lower-tier RIC or REIT that the Fund is required to treat as USRPI gain in its hands, or (ii) gains realized by the Fund on the disposition of USRPIs would retain their character as gains realized from USRPIs in the hands of the Fund’s foreign shareholders, and would be subject to U.S. withholding tax. In addition, such distributions could result in the foreign shareholder being required to file a U.S. tax return and pay tax on the distributions at regular U.S. federal income tax rates. The consequences to a foreign shareholder, including the rate of such withholding and character of such distributions (e.g., as ordinary income or USRPI gain), would vary depending upon the extent of the foreign shareholder’s current and past ownership of the Fund.

Foreign shareholders should consult their tax advisers and, if holding shares through intermediaries, their intermediaries, concerning the application of these rules to their investment in the Fund.

Foreign shareholders also may be subject to “wash sale” rules to prevent the avoidance of the tax-filing and -payment obligations discussed above through the sale and repurchase of Fund shares.

In order for a foreign shareholder to qualify for any exemptions from withholding described above or for lower withholding tax rates under income tax treaties, or to establish an exemption from backup withholding, a foreign shareholder must comply with special certification and filing requirements relating to its non-U.S. status (including, in general, furnishing an IRS Form W-8BEN, W-8BEN-E or substitute form). Foreign shareholders should consult their tax advisors in this regard.

Special rules (including withholding and reporting requirements) apply to foreign partnerships and those holding Fund shares through foreign partnerships. Additional considerations may apply to foreign trusts and estates. Investors holding Fund shares through foreign entities should consult their tax advisers about their particular situation.

A foreign shareholder may be subject to state and local tax and to the U.S. federal estate tax in addition to the U.S. federal income tax referred to above.

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A beneficial holder of shares who is a non-U.S. person may be subject to state and local tax and to the U.S. federal estate tax in addition to the U.S. federal tax on income referred to above.

Backup Withholding

The Fund is generally required to withhold and remit to the U.S. Treasury a percentage of taxable distributions and redemption proceeds paid to any individual shareholder who fails to properly furnish the Fund with a correct taxpayer identification number, who has under-reported dividend or interest income, or who fails to certify to the Fund that he or she is not subject to such withholding. Backup withholding is not an additional tax. Any amounts withheld may be credited against the shareholder’s U.S. federal income tax liability provided the appropriate information is furnished to the IRS.

Tax Shelter Reporting Regulations

Under U.S. Treasury regulations, if a shareholder recognizes a loss of $2 million or more for an individual shareholder or $10 million or more for a corporate shareholder (or a greater loss over a combination of years), the shareholder must file with the IRS a disclosure statement on IRS Form 8886. Direct shareholders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a RIC are not excepted. Future guidance may extend the current exception from this reporting requirement to shareholders of most or all regulated investment companies. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Shareholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

Other Reporting and Withholding Requirements

Sections 1471-1474 of the Code and the U.S. Treasury and IRS guidance issued thereunder (collectively, “FATCA”) generally require the Fund to obtain information sufficient to identify the status of each of its shareholders under FATCA or under an applicable intergovernmental agreement (an “IGA”) between the United States and a foreign government. If a shareholder fails to provide the requested information or otherwise fails to comply with FATCA or an IGA, the Fund may be required to withhold under FATCA at a rate of 30% with respect to that shareholder on ordinary dividends it pays. The IRS and Department of Treasury have issued proposed regulations providing that these withholding rules will not be applicable to the gross proceeds of share redemptions or Capital Gain Dividends the Fund pays. If a payment by the Fund is subject to FATCA withholding, the Fund is required to withhold even if such payment would otherwise be exempt from withholding under the rules applicable to foreign shareholders described above (e.g., short-term capital gain dividends and interest-related dividends).

Shareholders that are U.S. persons and own, directly or indirectly, more than 50% of the Fund could be required to report annually their “financial interest” in the Fund’s foreign financial accounts, if any, on FinCEN Form 114, Report of Foreign Bank and Financial Accounts (FBAR). Shareholders should consult a tax advisor, and persons investing in the Fund through an intermediary should contact their intermediary, regarding the applicability to them of this reporting requirement.

Each prospective investor is urged to consult its tax adviser regarding the applicability of FATCA and any other reporting requirements with respect to the prospective investor’s own situation, including investments through an intermediary.

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Shares Purchased Through Tax-Qualified Plans

Special tax rules apply to investments through defined contribution plans and other tax-qualified plans. Shareholders should consult their tax advisers to determine the suitability of shares of the Fund as an investment through such plans and the precise effect of an investment on their particular tax situation.

BROKERAGE

When effecting portfolio transactions on behalf of the Fund, the Adviser seeks to obtain the best overall terms available for the Fund. While the Adviser generally seeks reasonably competitive spreads or commissions, the Fund will not necessarily be paying the lowest spread or commission available. In assessing the best overall terms available for any transaction, the Adviser considers factors deemed relevant, including: (i) the nature, size and type of the security being traded and the character of the markets for which the security will be purchased or sold; (ii) the activity, existing and expected, in the market for the particular security and the desired timing of the trade; (iii) the proposed transaction price as compared to the current carrying cost of the investment; (iv) the speed and likelihood of execution; (v) the liquidity profile of the investment; (vi) the ability of a broker-dealer to maintain confidentiality, including trade anonymity; (vii) the quality of the execution, clearance, and settlement services of a broker-dealer; (viii) the liquidity needs, allocation requirements and investment guidelines of the broader Fund portfolio; and (ix) the ability to redeem or purchase shares directly from the issuer.

The Adviser and each Sub-Adviser is directly responsible for the execution of its portfolio investment transactions on behalf of the Fund and the allocation of brokerage. Transactions on U.S. stock exchanges and on some foreign stock exchanges involve the payment of negotiated brokerage commissions. On the great majority of foreign stock exchanges, commissions are fixed. No stated commission is generally applicable to securities traded in over-the-counter markets, but the prices of those securities include undisclosed commissions or mark-ups.

In executing transactions, the Adviser and each Sub-Adviser will seek to obtain the best execution for the transactions, and may take into account factors such as price, size of order, difficulty of execution and operational facilities of a brokerage firm and, in the case of transactions effected by the Adviser and each Sub-Adviser with unaffiliated brokers, the firm’s risk in positioning a block of securities. Although the Adviser and the Sub-Advisers generally will seek reasonably competitive commission rates, the Adviser and the Sub-Advisers will not necessarily pay the lowest commission available on each transaction. The Adviser and the Sub-Advisers will have no obligation to deal with any broker or group of brokers in executing transactions in portfolio securities.

Following the principle of seeking best execution, the Adviser and the Sub-Advisers may place brokerage business on behalf of the Fund with brokers that provide the Adviser, the Sub-Advisers and their affiliates with supplemental research, market and statistical information (“soft dollars”), including advice as to the value of securities, the advisability of investing in, purchasing or selling securities, and the availability of securities or purchasers or sellers of securities, and furnishing analyses and reports concerning issuers, industries, securities, economic factors and trends, portfolio strategy and the performance of accounts. The expenses of the Adviser and the Sub-Advisers are not necessarily reduced as a result of the receipt of this supplemental information, which may be useful to the Adviser and the Sub-Advisers or their affiliates in providing services to clients other than the Fund. In addition, not all of the supplemental information is used by the Adviser and the Sub-Advisers in connection with the Fund. Conversely, the information provided to the Adviser and the Sub-Advisers by brokers and dealers through which other clients of the Adviser or the Sub-Advisers and their affiliates effect securities transactions may be useful to the Adviser and the Sub-Advisers in providing services to the Fund.

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Each Sub-Adviser may execute portfolio brokerage transactions through its affiliates and affiliates of the Adviser, in each case subject to compliance with the Investment Company Act.

Regular Broker Dealers

The Fund is required to identify the securities of its regular brokers or dealers (as defined in Rule 10b-1 under the Investment Company Act) or their parent companies held by the Fund as of the close of its most recent fiscal year and state the value of such holdings. As of the date of this SAI, the Fund did not hold any securities of its regular brokers or dealers or their parent companies.

Brokerage Commissions

During the Fund’s fiscal period ended March 31, 2024, the Fund did not pay any brokerage commissions in connection with portfolio transactions executed by the Adviser or the Sub-Advisers.

FINANCIAL STATEMENTS

Appendix B to this SAI provides financial information regarding the Fund. The Fund’s financial statements have been audited by Grant Thornton. Additional information about the Fund’s investments will be available in the Fund’s annual and semi-annual reports, when available, upon request and free of charge by contacting the Fund at (877) 200-1878.

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APPENDIX A – PROXY VOTING POLICIES AND PROCEDURES

VERSUS CAPITAL ADVISORS - PROXY VOTING POLICY

Most Recently Revised: May 20, 2024

Background

Rules 206(4)-6 and 204-2 under the Investment Advisers Act of 1940 (the “Adviser’s Act”) help regulate proxy voting by investment advisers with authority to vote their clients’ proxies. Under the Advisers Act, an adviser is a fiduciary that owes each of its clients the duties of care and loyalty with respect to all services undertaken on the client's behalf. To satisfy its duty of loyalty, the adviser should cast proxy votes in a way that will advance the best interest of its client. The adviser should not put its own interests ahead of the client’s. Under Rule 206(4)-6, it is a fraudulent, deceptive, or manipulative act, practice or course of business for investment advisers to exercise voting authority over client proxies unless they:

•	Adopt and implement written policies and procedures that are reasonably designed to ensure that the adviser votes proxies in the client’s best interest;
•	Disclose to clients how they may obtain information regarding how their proxies were voted; and
•	Describe proxy voting policies and procedures and furnish a copy of the policies and procedures to the client when requested to do so.

Policies and Procedures

Voting Guidelines

Versus Capital (the “Company”) may be delegated the authority to vote proxies on behalf of its clients, which as of the date of this policy include private charitable trusts established as pooled income funds (“PIFs”) under Section 642(c)(5) of the Internal Revenue Code of 1986, as amended, and closed-end interval funds registered under the Investment Company Act of 1940 (“Registered Funds”, and collectively with the PIFS referred herein as “Clients”). The PIFs are managed for the benefit of a single non-profit entity (the “Non-Profit”), and the Non-Profit votes all proxies of the underlying mutual funds held by each PIF. For the Registered Funds, the Company is delegated the authority to vote proxies and in turn delegates its authority to vote proxies of publicly traded securities managed by sub-advisers to each respective sub-adviser, subject to Board approval and ongoing oversight of the proxy voting policies and procedures of each Sub-Adviser. If an issuer of a direct investment or a private institutional investment fund held by a Registered Fund submits a matter for a vote, the Company will vote on the matter in a way that it believes is in the best interest of the Registered Fund and in accordance with the following proxy voting guidelines (the “Voting Guidelines”):

•	In voting proxies, the Company is guided by general fiduciary principles. The Company’s goal is to act prudently, solely in the best interest of its Clients.
•	The Company attempts to consider all factors of its vote that could affect the value of the investment and will vote proxies in the manner that it believes will be consistent with efforts to maximize shareholder value.
•	The Company, absent particular reason, will generally vote with management’s recommendations on routine matters. Other matters will be voted on a case-by-case basis.
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The Company applies its Voting Guidelines in a manner designed to identify and address material conflicts that may arise between the Company’s interests and those of its Clients before voting proxies on behalf of such Clients. Versus Capital relies on the following to seek to identify conflicts of interest with respect to proxy voting and assess their materiality:

•	The Company’s employees are under an obligation (i) to be aware of the potential for conflicts of interest on the part of the Company with respect to voting proxies on behalf of Clients, both as a result of an employee’s personal relationships and due to special circumstances that may arise during the conduct of the Company’s business, and (ii) to bring conflicts of interest of which they become aware to the attention of the Company’s Chief Compliance Officer (“CCO”).
•	The CCO works with appropriate personnel of the Company to determine whether an identified conflict of interest is material. A conflict of interest will be considered material to the extent that it is determined that such conflict has the potential to influence the Company’s decision making in voting the proxy. All materiality determinations will be based on an assessment of the particular facts and circumstances. The Company shall maintain a written record of all materiality determinations.
•	If it is determined that a conflict of interest is not material, the Company may vote proxies notwithstanding the existence of the conflict.
•	If it is determined that a conflict of interest is material, the Company may seek legal assistance from appropriate counsel for the Company to determine a method to resolve such conflict of interest before voting proxies affected by the conflict of interest. Such methods may include:

•	disclosing the conflict to a Client’s Board and obtaining the consent from a Client’s Board before voting;
•	engaging another party on behalf of a Client to vote the proxy on its behalf;
•	engaging a third-party to recommend a vote with respect to the proxy based on application of the policies set forth herein; or
•	such other method as is deemed appropriate under the circumstances given the nature of the conflict.

Books and Records

The Company’s CCO is responsible for ensuring the appropriate books and records are maintained for each proxy voted on behalf of a client when the Company has proxy voting authority. As the Registered Funds’ investments in publicly traded securities are generally the responsibility of each Fund’s sub-advisers, all sub-advisers will be contractually required to maintain the necessary books and records and will be asked to certify to this fact on a periodic basis. In the event the Company directly votes a proxy, appropriate records will be maintained in accordance with Rule 204-2, including:

•	Copies of all policies and procedures required by Rule 206(4)-6.
•	A copy of each proxy statement that the investment adviser receives regarding a Client’s securities. (An adviser may satisfy this requirement by relying on a third-party, such as a proxy voting service, or the SEC’s Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system.)
•	A record of each vote cast by the Company on behalf of a Client. (The Company may satisfy this requirement by relying on a third-party service to provide these records. The third party should be capable of providing documents promptly upon request.)
•	A copy of any document created by the Company that was material in making a decision on how to vote proxies on a Client’s behalf or that articulates the basis for that decision.
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•	A copy of each written Client request for information on how the Company voted proxies on the Client’s behalf, as well as a copy of any written response by the Company to any written or oral client request for information.
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Lazard Asset Management LLC

Proxy Voting Policy and Procedures Overview

A.	Introduction

Lazard Asset Management LLC and its investment advisory subsidiaries (“Lazard” or the “firm”) provide investment management services for client accounts, including proxy voting services. As a fiduciary, Lazard is obligated to vote proxies in the best interests of its clients over the long-term. Lazard has developed a structure that is designed to ensure that proxy voting is conducted in an appropriate manner, consistent with clients’ best interests, and within the framework of this Proxy Voting Policy (the “Policy”)1.

Lazard manages assets for a variety of clients worldwide, including institutions, financial intermediaries, sovereign wealth funds, and private clients. To the extent that proxy voting authority is delegated to Lazard, Lazard’s general policy is to vote proxies on a given issue in the same manner for all of its clients. This Policy is based on the view that Lazard, in its role as investment adviser, must vote proxies based on what it believes (i) will maximize sustainable shareholder value as a long-term investor; (ii) is in the best interest of its clients; and (iii) the votes that it casts are intended in good faith to accomplish those objectives.

This Policy recognizes that there may be times when meeting agendas or proposals may create the appearance of a material conflict of interest for Lazard. Lazard will look to alleviate the potential conflict by voting according to pre-approved guidelines. In conflict situations where a pre-approved guideline is to vote case-by-case, Lazard will vote according to the recommendation of one of the proxy voting services Lazard retains to provide independent analysis. More information on how Lazard handles material conflicts of interest in proxy voting is provided in Section F of this Policy.

B.	Responsibility to Vote Proxies

Generally, Lazard is willing to accept delegation from its clients to vote proxies. Lazard does not delegate that authority to any other person or entity, but retains complete authority for voting all proxies on behalf of its clients. Not all clients delegate proxy-voting authority to Lazard, however, and Lazard will not vote proxies, or provide advice to clients on how to vote proxies, in the absence of a specific delegation of authority or an obligation under applicable law. For example, securities that are held in an investment advisory account for which Lazard exercises no investment discretion are not voted by Lazard, nor are shares that a client has authorized their custodian bank to use in a stock loan program which passes voting rights to the party with possession of the shares.

C.	General Administration
1.	Overview and Governance

Lazard’s proxy voting process is administered by members of its Operations Department (“the Proxy Administration Team”). Oversight of the process is provided by Lazard’s Legal & Compliance Department and by an Active Ownership Committee (the “AO Committee”) comprised of senior investment professionals, members of the Legal & Compliance Department, the firm’s Co-Heads of Sustainable Investment & Environmental, Social and Corporate Governance (“ESG”) and other personnel. The AO Committee meets regularly, generally on a quarterly basis, to review this Policy and other matters relating to the firm’s proxy voting functions.

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Meetings may be convened more frequently (for example, to discuss a specific proxy agenda or proposal) as needed. A representative of Lazard’s Legal & Compliance Department will participate in all AO Committee meetings2.

A quorum for the conduct of any meeting will be met if a majority of the AO Committee’s members are in attendance by phone or in person. Decisions of the AO Committee will be made by consensus and minutes of each meeting will be taken and maintained by the Legal & Compliance Department. The AO Committee may, upon consultation with Lazard’s Chief Compliance Officer, General Counsel or his/her designee, take any action that it believes to be necessary or appropriate to carry out the purposes of the Policy. The Chief Compliance Officer, General Counsel or his/her designee, is responsible for updating this Policy, interpreting this Policy, and may act on behalf of the AO Committee in circumstances where a meeting of the members is not feasible.

2.	Role of Third Parties

Lazard currently subscribes to advisory and other proxy voting services provided by Institutional Shareholder Services Inc. (“ISS”) and Glass, Lewis & Co. (“Glass Lewis”). These proxy advisory services provide independent analysis and recommendations regarding various companies’ proxy proposals. While this research serves to help improve our understanding of the issues surrounding a company’s proxy proposals, Lazard’s Portfolio Manager/Analysts and Research Analysts (collectively, “Portfolio Management”) are responsible for providing the vote recommendation for a given proposal except when the Conflicts of Interest policy applies (see Section F).

ISS provides additional proxy-related administrative services to Lazard. ISS receives on Lazard’s behalf all proxy information sent by custodians that hold securities on behalf of Lazard’s clients and sponsored funds. ISS posts all relevant information regarding the proxy on its password-protected website for Lazard to review, including meeting dates, all agendas and ISS’ analysis. The Proxy Administration Team reviews this information on a daily basis and regularly communicates with representatives of ISS to ensure that all agendas are considered and proxies are voted on a timely basis. ISS also provides Lazard with vote execution, recordkeeping and reporting support services. Members of the AO Committee, along with members of the Legal & Compliance Team, conducts periodic due diligence of ISS and Glass Lewis consisting of an annual questionnaire and, as appropriate, on site visits.

The AO Committee believes that the Policy is consistent with the firm’s Corporate Governance Principals and ESG and Climate Change Policies at https://www.lazardassetmanagement.com/about/esg.

3.	Voting Process

The AO Committee has approved proxy voting guidelines applicable to specific types of common proxy proposals (the “Approved Guidelines”). As discussed more fully below in Section D of this Policy, depending on the proposal, an Approved Guideline may provide that Lazard should vote for or against the proposal, or that the proposal should be considered on a case-by-case basis.

For each shareholder meeting the Proxy Administration Team provides Portfolio Management with the agenda and proposals, the Approved Guidelines, independent vote recommendations from Glass Lewis and ISS and supporting analyses for each proposal. Unless Portfolio Management disagrees with the Approved Guideline for a specific proposal, or where a potential material conflict of interest exists, the Proxy Administration Team will generally vote the proposal according to the Approved Guideline. In cases where Portfolio Management recommends a vote contrary to the

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Approved Guideline, a member of the Proxy Administration Team will contact a member of the Legal & Compliance Department advising the AO Committee. Such communication, which may be in the form of an e-mail, shall include: the name of the issuer, a description of the proposal, the Approved Guideline, any potential conflict of interest presented and the reason(s) Portfolio Management believes a proxy vote in this manner is in the best interest of clients In such cases, the AO Committee and the Legal & Compliance Department will review the proposal and make a determination.

Where the Approved Guideline for a particular type of proxy proposal is to vote on a case-by-case basis, Lazard believes that Portfolio Management is best able to evaluate the potential impact to shareholders resulting from a particular proposal. Similarly, with respect to certain Lazard strategies, as discussed more fully in Sections F and G below, the Proxy Administration Team will consult with Portfolio Management to determine when it would be appropriate to abstain from voting. The Proxy Administration Team seeks Portfolio Management’s recommendation on how to vote all such proposals. The Proxy Administration Team may also consult with Lazard’s Chief Compliance Officer, General Counsel or his/her designee, and may seek the final approval of the AO Committee regarding a recommendation by Portfolio Management.

As a global firm, we recognize that there are differing governance models adopted in various countries and that local laws and practices vary widely. Although the Approved Guidelines are intended to be applied uniformly world-wide, where appropriate, Lazard will consider regional/local law and guidance in applying the Policy.

D.	Specific Proxy Items

Shareholders receive proxies involving many different proposals. Many proposals are routine in nature, such as a change in a company’s name. Others are more complicated, such as items regarding corporate governance and shareholder rights, changes to capital structure, stock option plans and other executive compensation/ issues, election of directors, mergers and other significant transactions and social or political issues. Lazard’s Approved Guidelines for certain common agenda items are outlined below. The AO Committee will also consider any other proposals presented and determine whether to implement a new Approved Guideline.

Certain strategy-specific considerations may result in Lazard voting proxies other than according to the Approved Guidelines, not voting shares at all, issuing standing instructions to ISS on how to vote certain proxy matters on behalf of Lazard, or taking other action where unique circumstances require special voting efforts or considerations. These considerations are discussed in more detail in Section G, below.

1.	Routine Items

Lazard generally votes routine items as recommended by the issuer’s management and board of directors, based on the view that management is generally in a better position to assess these matters. Lazard considers routine items to be those that do not change the structure, charter, bylaws, or operations of an issuer in any way that is material to long-term shareholder value. Routine items generally include:

•	issues relating to the timing or conduct of annual meetings;
•	provisionary financial budgets and strategy for the current year;
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•	proposals that allow votes submitted for the first call of the shareholder meeting to be considered in the event of a second call;
•	proposals to receive or approve of variety of routine reports (Lazard will generally vote FOR the approval of financial statements and director and auditor reports unless there are concerns about the accounts presented or audit procedures used or the company is not responsive to shareholder questions about specific items that should be publicly disclosed); and
•	changes to a company’s name.

2.	Amendments to Board Policy/Charter/Regulation:

Proposals to amend a company’s Articles of Association and other bylaws are commonly seen at shareholder meetings. Companies usually disclose what is being amended, or the amended bylaws, or both in their meeting circulars. Amendments are nearly always bundled together as a single voting resolution, and Lazard’s general approach is to review these amendments on a case-by-case basis and to oppose article amendments as a whole when they include changes Lazard opposes.

Lazard has Approved Guidelines generally to vote FOR bylaw amendments that are driven by regulatory changes and are technical in nature or meant to update company-specific information such as address and/or business scope.

Lazard has Approved Guidelines generally to vote AGAINST bylaw amendments if

•	there is no disclosure on the proposed amendments or full text of the amended bylaw; or
•	the amendments include increase in the decision authority of what is considered “excessive” and the company fails to provide a compelling justification.

3.	Corporate Governance and Shareholder Rights

Many proposals address issues related to corporate governance and shareholder rights. These items often relate to a board of directors and its committees, anti-takeover measures, and the conduct of the company’s shareholder meetings.

a.	Board of Directors and its Committees[3]

Lazard votes in favor of provisions that it believes will increase the effectiveness of an issuer’s board of directors.

Lazard has Approved Guidelines generally to vote FOR the following:

•	the establishment of an independent nominating committee, audit committee or compensation committee of a board of directors;
•	a requirement that a substantial majority (e.g., 2/3) of a company’s directors be independent;
•	a proposal that a majority of the entirety of the board’s committees be comprised of independent directors;
•	proposals seeking to de-classify a board;
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•	the implementation of director stock retention/holding periods;
•	proposals relating to the establishment of directors’ mandatory retirement age and age restrictions for directors especially where such proposals seek to facilitate the improvement of the diversity of the board; and
•	changes to the articles of association and other relevant documents which are in the long-term interests of shareholders;
•	the appointment or (re)election of internal statutory auditors/fiscal council members unless (a) the name of the management nominees are not disclosed in a timely manner prior to the meeting, (b) there are serious concerns about statutory reports presented or the audit procedures used, (c) questions exist concerning any of the auditors, (d) the auditors have previously served the company in an executive capacity (or are otherwise considered affiliated) or (e) minority shareholders have presented timely disclosure of minority fiscal council nominee(s) to be elected under separate elections.

Lazard has Approved Guidelines generally to vote on a CASE by CASE Basis for the following:

•	proposals to require an independent board chair or the separation of chairman and CEO; and
•	establishment of shareholder advisory committees.

Lazard has Approved Guidelines generally to vote AGAINST the following:

•	proposals seeking to classify a board
•	the election of directors where the board does not have independent “key committees” or sufficient board independence;
•	non-independent directors who serve on key committees that are not sufficiently independent;
•	proposals relating to cumulative voting;
•	proposals where the names of the candidates (in the case of an election) or the principles for the establishment of a committee (where a new committee is being created) have not been disclosed in a timely manner;
•	release of restrictions on competitive activities of directors[4] if (a) there is a lack of disclosure on the key information including identities of directors in question, current position in the company and outside boards they are serving on or (b) the non-nomination system is employed by the company for the director election;
•	the discharge of directors, including members of the management board and/or supervisory board and auditors, unless there is reliable information about significant and compelling concerns that the board is not fulfilling its fiduciary duties[5]; and
•	the chair of the board’s nominating committee, or all incumbent nominating committee members in the absence of the chair, if there is not at least one female on the board of directors.
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US Listed Corporates

Given the governance practices unique to the United States market, Lazard has adopted the following principles-based approach to proxy voting that is designed to address:

•	Board effectiveness – supporting board structure, diversity of cognitive thought, independence and avoiding over-boarding.
•	Accountability – in conjunction with the immediately preceding bullet point, emphasizing individual accountability, for example holding the Chair of the Nomination Committee accountable where weaknesses and conflicts have been identified.

b.	Anti-takeover Measures

Certain proposals are intended to deter outside parties from taking control of a company. Such proposals could entrench management and adversely affect shareholder rights and the value of the company’s shares.

Consequently, Lazard has adopted Approved Guidelines to vote AGAINST:

•	proposals to adopt supermajority vote requirements or increase vote requirements;
•	proposals seeking to adopt fair price provisions and on a case-by-case basis regarding proposals seeking to rescind them; and
•	“blank check” preferred stock.

Lazard has adopted Approved Guidelines to vote on a CASE by CASE basis regarding other provisions seeking to amend a company’s by-laws or charter regarding anti-takeover provisions or shareholder rights plans (also known as “poison pill plans”).

Lazard has adopted an Approved Guideline to vote FOR proposals that ask management to submit any new poison pill plan to shareholder vote.

c.	Conduct of Shareholder Meetings

Lazard generally opposes any effort by management to restrict or limit shareholder participation in shareholder meetings, and is in favor of efforts to enhance shareholder participation. Lazard has therefore adopted Approved Guidelines to vote AGAINST:

•	proposals to adjourn US meetings;
•	proposals seeking to eliminate or restrict shareholders’ right to call a special meeting;
•	efforts to eliminate or restrict right of shareholders to act by written consent; and
•	proposals to adopt supermajority vote requirements, or increase vote requirements.

Lazard has adopted Approved Guidelines to vote on a CASE by CASE basis on changes to quorum requirements and FOR proposals providing for confidential voting.

4.	Changes to Capital Structure

Lazard receives many proxies that include proposals relating to a company’s capital structure. These proposals vary greatly, as each one is unique to the circumstances of the company involved, as well as the general economic and market conditions existing at the time of the proposal. A board

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and management may have many legitimate business reasons in seeking to effect changes to the issuer’s capital structure, including investing in financial products and raising additional capital for appropriate business reasons, cash flow and market conditions. Lazard generally believes that these decisions are best left to management but will monitor these proposals closely to ensure that they are aligned with the long-term interests of shareholders.

Lazard has adopted Approved Guidelines to vote FOR:

•	management proposals to increase or decrease authorized common or preferred stock (unless it is believed that doing so is intended to serve as an anti-takeover measure);
•	stock splits and reverse stock splits;
•	investments in financial products unless the company fails to provide meaningful shareholder vote or there are significant concerns with the company’s previous similar investments[6];
•	requests to reissue any repurchased shares unless there is clear evidence of abuse of authority in the past;
•	management proposals to adopt or amend dividend reinvestment plans; and
•	dividend distribution policies unless (a) the dividend payout ratio has been consistently below 30% without adequate explanation or (b) the payout is excessive given the company’s financial position.

Lazard has adopted Approved Guidelines to vote on a CASE by CASE basis for:

•	matters affecting shareholder rights, such as amending votes-per-share;
•	management proposals to issue a new class of common or preferred shares (unless covered by an Approved Guideline relating to the disapplication of pre-emption rights);
•	the use of proceeds and the company’s past share issuances[7];
•	proposals seeking to approve or amend stock ownership limitations or transfer restrictions; and
•	loan and financing proposals. In assessing requests for loan financing provided by a related party the following factors will be considered: (a) use of proceeds, size or specific amount of loan requested, interest rate and relation of the party providing the loan.

Lazard has adopted Approved Guidelines to vote AGAINST

•	changes in capital structure designed to be used in poison pill plans or which seeks to disregard pre-emption rights in a way that does not follow guidance set by the UK Pre-Emption Group’s Statement of Principles;
•	the provision of loans to clients, controlling shareholders and actual controlling persons of the company; and
•	the provision of loans to an entity in which the company’s ownership stake is less than 75% and the financing provision is not proportionate to the company’s equity stake.

5.	Executive Compensation Issues

Lazard supports efforts by companies to adopt compensation and incentive programs to attract and retain the highest caliber management possible, and to align the interests of a board, management and employees with those of long-term shareholders. Lazard generally favors programs intended to reward management and employees for positive and sustained, long-term performance but will

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take into account various considerations such as whether compensation appears to be appropriate for the company after an analysis of the totality of the circumstances (including the company’s time in history and evolution).

Lazard has Approved Guidelines generally to vote FOR

•	employee stock purchase plans, deferred compensation plans, stock option plans and stock appreciation rights plans that are in the long-term interests of shareholders;
•	proposals to submit severance agreements to shareholders for approval;
•	annual advisory votes on compensation outcomes where the outcomes are considered to be aligned with the interest of shareholders; and
•	annual compensation policy votes where the policy structures are considered to be aligned with the interest of shareholders.

Lazard has Approved Guidelines generally to vote on a CASE by CASE basis regarding:

•	restricted stock plans that do not define performance criteria; and
•	proposals to approve executive loans to exercise options.

Lazard has Approved Guidelines generally to vote AGAINST:

•	proposals to re-price underwater options;
•	annual advisory votes on remuneration outcomes where the outcomes are considered not to be in the interests of shareholders; and
•	annual remuneration policy vote where the policy structures are considered not to be in the interests of shareholders.

US Listed Corporates

Given the governance practices unique to the United States market, Lazard maintains the view that votes regarding Say on Pay should in principle, support fair and transparent remuneration. In addition, we also consider:

•	the level of dissent on previous Say on Pay votes; and
•	individual accountability, for example holding the Chair of the Compensation Committee accountable where weaknesses have been identified.

6.	Mergers and Other Significant Transactions

Shareholders are asked to consider a number of different types of significant transactions, including mergers, acquisitions, sales of all or substantially all of a company’s assets, reorganizations involving business combinations and liquidations. Each of these transactions is unique. Therefore, Lazard’s Approved Guideline is to vote on a case by case basis for these proposals.

7.	Environmental, Social, and Corporate Governance

Proposals involving environmental, social, and corporate governance issues take many forms and cover a wide array of issues. Some examples may include: proposals to have a company increase its environmental disclosure; adoption of principles to limit or eliminate certain business activities;

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adoption of certain conservation efforts; adoption of proposals to improve the diversity of the board, the senior management team and the workforce in general; adoption of proposals to improve human capital management or the adoption of certain principles regarding employment practices or discrimination policies. These items are often presented by shareholders and are often opposed by the company’s management and its board of directors.

As set out in Lazard’s separate ESG Policy, Lazard is committed to an investment approach that incorporates ESG considerations in a comprehensive manner in order to safeguard the long-term interests of our clients and to manage more effectively long-term investment risks and opportunities related to ESG matters. Lazard generally supports the notion that corporations should be expected to act as good citizens. Lazard generally votes on environmental, social and corporate governance proposals in a way that it believes will most increase long-term shareholder value.

Lazard’s Approved Guidelines are structured to evaluate many environmental, social and corporate governance proposals on a case-by-case basis.

However, as a guide, Lazard will generally vote FOR proposals:

•	asking for a company to increase its environmental/social disclosures (e.g., to provide a corporate sustainability report);
•	seeking the approval of anti-discrimination policies;
•	which are considered socially responsible agenda items;
•	which improve an investee company’s ESG risk management and related disclosures; and
•	deemed to be in the long-term interests of shareholders.

8.	Shareholder Proposals

Lazard believes in the ability of shareholders to leverage their rights related to the use of shareholder proposals to address deficits in best practices and related disclosures by companies. Many ESG issues are improved through such use of shareholder proposals. For example, some companies are collaborating with shareholders on such proposals by voicing their support and recommending that shareholders vote in-line with such proposals.

Lazard has Approved Guidelines generally to vote FOR shareholder proposals which:

•	seek improved disclosure of an investee company’s ESG practices over an appropriate timeframe;
•	seek improved transparency over how the investee company is supporting the transition to a low carbon economy;
•	seek to improve the diversity of the board;
•	seek improved disclosures on the diversity of the board and the wider workforce;
•	seek to establish minimum stock-ownership requirements for directors over an appropriate time frame;
•	seek to eliminate or restrict severance agreements, or
•	are deemed to be in the long-term interests of shareholders including Lazard’s clients.
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Lazard has Approved Guidelines generally to vote AGAINST shareholder proposals which:

•	seek to infringe excessively on management’s decision-making flexibility;
•	seek to establish additional board committees (absent demonstrable need);
•	seek to establish term limits for directors if this is unnecessary;
•	seek to change the size of a board (unless this facilitates improved board diversity);
•	seek to require two candidates for each board seat; or
•	are considered not to be in the long-terms interests of shareholders.

E.	Voting Securities in Different Countries

Laws and regulations regarding shareholder rights and voting procedures differ dramatically across the world. In certain countries, the requirements or restrictions imposed before proxies may be voted may outweigh any benefit that could be realized by voting the proxies involved. For example, certain countries restrict a shareholder’s ability to sell shares for a certain period of time if the shareholder votes proxies at a meeting (a practice known as “share blocking”). In other instances, the costs of voting a proxy (i.e., by being routinely required to send a representative to the meeting) may simply outweigh any benefit to the client if the proxy is voted. Generally, the Proxy Administration Team will consult with Portfolio Management in determining whether to vote these proxies.

There may be other instances where Portfolio Management may wish to refrain from voting proxies (See Section G.1. below).

F.	Conflicts of Interest

1.	Overview

This Policy and related procedures implemented by Lazard are designed to address potential conflicts of interest posed by Lazard’s business and organizational structure. Examples of such potential conflicts of interest are:

•	Lazard Frères & Co. LLC (“LF&Co.”), Lazard’s parent company and a registered broker-dealer, or a financial advisory affiliate, has a relationship with a company the shares of which are held in accounts of Lazard clients, and has provided financial advisory or related services to the company with respect to an upcoming significant proxy proposal (i.e., a merger or other significant transaction);
•	Lazard serves as an investment adviser for a company the management of which supports a particular proposal;
•	Lazard serves as an investment adviser for the pension plan of an organization that sponsors a proposal; or
•	A Lazard employee who would otherwise be involved in the decision-making process regarding a particular proposal has a material relationship with the issuer or owns shares of the issuer.
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2.	General Policy

All proxies must be voted in the best long-term interest of each Lazard client, without consideration of the interests of Lazard, LF&Co. or any of their employees or affiliates. The Proxy Administration Team is responsible for all proxy voting in accordance with this Policy after consulting with the appropriate member or members of Portfolio Management, the AO Committee and/or the Legal & Compliance Department. No other employees of Lazard, LF&Co. or their affiliates may influence or attempt to influence the vote on any proposal. Violations of this Policy could result in disciplinary action, including letter of censure, fine or suspension, or termination of employment. Any such conduct may also violate state and Federal securities and other laws, as well as Lazard’s client agreements, which could result in severe civil and criminal penalties being imposed, including the violator being prohibited from ever working for any organization engaged in a securities business. Every officer and employee of Lazard who participates in any way in the decision-making process regarding proxy voting is responsible for considering whether they have a conflicting interest or the appearance of a conflicting interest on any proposal. A conflict could arise, for example, if an officer or employee has a family member who is an officer of the issuer or owns securities of the issuer. If an officer or employee believes such a conflict exists or may appear to exist, he or she should notify the Chief Compliance Officer immediately and, unless determined otherwise, should not continue to participate in the decision-making process.

3.	Monitoring for Conflicts and Voting When a Material Conflict Exists

The Proxy Administration Team monitors for potential conflicts of interest that could be viewed as influencing the outcome of Lazard’s voting decision. Consequently, the steps that Lazard takes to monitor conflicts, and voting proposals when the appearance of a material conflict exists, differ depending on whether the Approved Guideline for the specific item is clearly defined to vote for or against, or is to vote on a case-by-case basis. Any questions regarding application of these conflict procedures, including whether a conflict exists, should be addressed to Lazard’s Chief Compliance Officer or General Counsel.

a.	Where Approved Guideline Is For or Against

Lazard has an Approved Guideline to vote for or against regarding most proxy agenda/proposals. Generally, unless Portfolio Management disagrees with the Approved Guideline for a specific proposal, the Proxy Administration Team votes according to the Approved Guideline. It is therefore necessary to consider whether an apparent conflict of interest exists when Portfolio Management disagrees with the Approved Guideline. The Proxy Administration Team will use its best efforts to determine whether a conflict of interest or potential conflict of interest exists. If conflict appears to exist, then the proposal will be voted according to the Approved Guideline. Lazard also reserves its right to Abstain.

In addition, in the event of a conflict that arises in connection with a proposal for Lazard to vote shares held by Lazard clients in a Lazard mutual fund, Lazard will typically vote each proposal for or against proportion to the shares voted by other shareholders.

b.	Where Approved Guideline Is Case-by-Case

In situations where the Approved Guideline is to vote case-by-case and a material conflict of interest appears to exist, Lazard’s policy is to vote the proxy item according to the majority recommendation of the independent proxy services to which we subscribe. Lazard also reserves the right to abstain.

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G.	Other Matters

1.	Issues Relating to Management of Specific Lazard Strategies

Due to the nature of certain strategies managed by Lazard, there may be times when Lazard believes that it may not be in the best interests of its clients to vote in accordance with the Approved Guidelines, or to vote proxies at all. In certain markets, the fact that Lazard is voting proxies may become public information, and, given the nature of those markets, may impact the price of the securities involved. Lazard may simply require more time to fully understand and address a situation prior to determining what would be in the best interests of shareholders. In these cases the Proxy Administration Team will look to Portfolio Management to provide guidance on proxy voting rather than vote in accordance with the Approved Guidelines, and will obtain the AO Committee’s confirmation accordingly.

Additionally, Lazard may not receive notice of a shareholder meeting in time to vote proxies for or may simply be prevented from voting proxies in connection with a particular meeting. Due to the compressed time frame for notification of shareholder meetings and Lazard’s obligation to vote proxies on behalf of its clients, Lazard may issue standing instructions to ISS on how to vote on certain matters.

Different strategies managed by Lazard may hold the same securities. However, due to the differences between the strategies and their related investment objectives, one Portfolio Management team may desire to vote differently than the other, or one team may desire to abstain from voting proxies while the other may desire to vote proxies. In this event, Lazard would generally defer to the recommendation of the Portfolio Management teams to determine what action would be in the best interests of its clients. The Chief Compliance Officer or General Counsel, in consultation with members of the AO Committee will determine whether it is appropriate to approve a request to split votes among one or more Portfolio Management teams.

2.	Stock Lending

As noted in Section B above, Lazard does not generally vote proxies for securities that a client has authorized their custodian bank to use in a stock loan program, which passes voting rights to the party with possession of the shares. Under certain circumstances, Lazard may determine to recall loaned stocks in order to vote the proxies associated with those securities. For example, if Lazard determines that the entity in possession of the stock has borrowed the stock solely to be able to obtain control over the issuer of the stock by voting proxies, or if the client should specifically request Lazard to vote the shares on loan, Lazard may determine to recall the stock and vote the proxies itself. However, it is expected that this will be done only in exceptional circumstances. In such event, Portfolio Management will make this determination and the Proxy Administration Team will vote the proxies in accordance with the Approved Guidelines.

H.	Reporting

Separately managed account clients of Lazard who have authorized Lazard to vote proxies on their behalf will receive information on proxy voting with respect to that account. Additionally, the US mutual funds managed by Lazard will disclose proxy voting information on an annual basis on Form N-PX which is filed with the SEC.

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I.	Recordkeeping

Lazard will maintain records relating to the implementation of the Approved Guidelines and this Policy, including a copy of the Approved Guidelines and this Policy, proxy statements received regarding client securities, a record of votes cast and any other document created by Lazard that was material to a determination regarding the voting of proxies on behalf of clients or that memorializes the basis for that decision. Such proxy voting books and records shall be maintained in the manner and for the length of time required in accordance with applicable regulations.

J.	Review of Policy and Approved Guidelines

The AO Committee will review this Policy at least annually to consider whether any changes should be made to it or to any of the Approved Guidelines. The AO Committee will make revisions to its Approved Guidelines when it determines it is appropriate or when it sees an opportunity to materially improve outcomes for clients. Questions or concerns regarding the Policy should be raised with Lazard’s General Counsel or Chief Compliance Officer.

Notes

1  In accordance with this Policy, Lazard's exclusive purpose when voting proxies is to (i) maximize long-term shareholder value; (ii) prioritize our clients' pecuniary interests; and (iii) ensure that the votes cast are intended in good faith to accomplish these objectives, while adhering to our fiduciary responsibility. All proxy votes are cast in alignment with this purpose, demonstrating Lazard's commitment to act in the best interest of our clients.

2  The AO Committee, which now includes members of the legacy Proxy Committee, has been established in consideration of its expanded scope.

3  Given the governance practices unique to the Japanese market, the voting structure described herein is aligned with the Japanese Stewardship Code.

4  This is intended to cover instances where directors engage in commercial transactions with the company and/or are involved with other companies (outside board memberships).

5  For example, a lack of oversight or actions by board members which invoke shareholder distrust, legal issues aiming to hold the board responsible for breach of trust or egregious governance issues.

6  Evaluate (a) any known concerns with previous investments, (b) amount of the proposed investment relative to the company’s assets and (c) disclosure of the nature of products in which the company proposed to invest and associated risks of the investment.

7  Specifically, with respect to the issuance of shares to raise funds for general financing purposes, Lazard will consider the Measures for the Administration of the Issuance of Securities by Listed Companies 2006 and the Detailed Rules for Private Placement by Listed Companies, the China Securities Regulatory Commission.

Revised As Of April 2024

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Brookfield Public Securities Group LLC (“PSG”)

Brookfield BHS Advisors LLC (“BHS”)

Proxy Voting

Policy and Procedures

Effective and Approved as of August 23, 2018

Updated November 1, 2021

Brookfield Public Securities Group LLC and Brookfield BHS Advisors LLC and affiliates (collectively referred to as “PSG”) have adopted this policy and procedures to guide PSG’s voting of proxies related to securities for the client accounts over which PSG has been delegated and/or granted proxy voting authority. Both PSG and BHS are registered Investment Advisers registered with the U.S. Securities Exchange Commission. Both PSG and BHS are wholly owned affiliates of Brookfield Asset Management. References to PSG below apply equally to BHS.

Policy & Procedures

It is the policy and practice of Brookfield Public Securities Group (“PSG”) and affiliates to vote proxies consistent with its: fiduciary duty, the PSG Proxy Voting Policy and Procedures, and the best interests of clients, in compliance with Rule 206(4)-6 under the Advisers Act. In most, if not all cases, the best interest of clients will mean that the proposals which maximize the value of portfolio securities will be approved.

While economic benefit is of primary concern when voting proxies, PSG recognizes the increasing role of ESG issues in maximizing long-term shareholder value. Both ISS and PSG consider Environmental Social & Governance (“ESG”) issues. Please see Exhibit A herewith for a more complete discussion of ESG and proxy voting.

PSG Clients generally grant PSG the authority to vote proxies. In meeting its fiduciary duty to Clients, PSG will monitor corporate and regulatory events and to vote proxies consistent with the best interests of its Clients. In this regard, PSG seeks to ensure that all votes are free from unwarranted and inappropriate influences. Accordingly, PSG generally votes proxies in a uniform manner for its Clients and in accordance with this Policy and Procedures.

Proxy Voting Working Group

PSG has established a cross-functional Proxy Voting Working Group. The Proxy Voting Working Group is responsible for overseeing the proxy voting process and ensuring that PSG meets its regulatory and corporate governance obligations in voting of proxies relating to securities held in client accounts.

The PSG Proxy Voting Working Group meets regularly with representatives of the: Legal, Compliance, Operations, and Investment Teams. Meeting minutes are distributed and kept for books & records.

Proxy Voting Controls

PSG has engaged Institutional Shareholder Services Inc. (“ISS”), an independent, third party, subject matter expert to act as our agent to vote proxies. PSG has adopted ISS’ Proxy Voting Guidelines and believe that having an independent third party’s framework and analysis help to ensure that all proxy voting decisions are made in the best interest of PSG’s clients. Unless otherwise specifically provided in the agreement between the client and PSG, ISS will generally be responsible for evaluating and voting on proxy ballot issues.

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There may be instances in which a PSG investment professional may cast a vote different from ISS if PSG has identified it would be in the best interest of its clients to do so. Such instances receive scrutiny from the Proxy Voting Working Group and are recorded for books and records.

The “ISS Proxy Voting Guidelines” are opened to comment period annually, allowing the PSG Proxy Voting Working Group an opportunity to review and incorporate current views and thinking with respect to ESG and other matters and enables PSG to follow industry best practices. After such comment period ISS makes it Guidelines available to the public on their web site.

Control of Possible Conflicts

PSG votes proxies without regard to any other business relationship between PSG and the company to which the proxy relates.

PSG will seek to identify material conflicts of interest that may arise between a company for which it votes proxies (“Company”) and PSG, such as the following relationships:

•    PSG serves as an investment advisor to the pension or other investment account of the Company or PSG is seeking to serve in that capacity; or

•    PSG provides or is seeking to provide material investment advisory or other services to a portfolio company or its affiliates whose management is soliciting proxies; or

•    PSG and the Company have a lending or other financial relationship.

PSG will recuse itself from any voting of proxies in the event a conflict is identified. PSG will instruct ISS to prohibit PSG to vote and will rely entirely on ISS to vote.

PSG must identify and assess material conflicts of interest which may arise between ISS and any company to which ISS provides services. This includes both initial and ongoing assessments (as ISS’s business and/or policies and procedures regarding conflicts of interest may change over time). For the ongoing assessment, PSG will establish and implement measures reasonably designed to identify and address conflicts that may arise, such as by requiring ISS to update PSG of changes to ISS conflict policies and procedures or business changes including ownership of ISS.

Periodically, the Compliance Department will review for conflicts of interest that may exist between its Clients and Companies in its investment universe and ISS . If such conflicts are identified, voting records will be reviewed to determine that votes were cast independently, as outlined in the PSG Proxy Voting Policy and Procedures.

Special Controls

Proxies relating to foreign securities held by Clients are also subject to the PSG Proxy Voting Policy and Procedures. In certain foreign jurisdictions, however, the voting of proxies can result in additional restrictions that have an economic impact to the security, such as “share-blocking.”

If PSG votes on the proxy, share-blocking may prevent PSG from selling the shares of the foreign security for a period. In determining whether to vote proxies subject to such restrictions, PSG, in consultation with the PSG Proxy Voting Working Group, considers whether the vote, either or together with the votes of other shareholders, is expected to affect the value of the security that outweighs the cost

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of voting. If PSG votes a proxy, and during the “share-blocking period” PSG would like to sell the affected foreign security, PSG, in consultation with the PSG Proxy Voting Working Group, will attempt to recall the shares (as allowable within the market time-frame and practices).

Proxy Voting Testing and Oversight

Representatives of the PSG Proxy Voting Working Group monitor the actions taken by the third-party proxy voting agent through the ISS web portal.

PSG will, on an annual basis, perform due diligence of ISS. Cross functional representatives from both PSG and ISS participate to:

•	Address any material deficiencies in the execution of ISS’ duties on behalf of PSG and its client accounts.
•	Discuss or propose any changes or additions to the services provided.
•	Discuss any material business issues of ISS which may impact the services it provides to PSG including any possible conflicts.
•	Discuss regulatory changes that impact both ISS and PSG and corresponding steps leading to compliance.
•	Review independent audit reports.

Special Considerations for Reporting to Fund Boards

PSG will prepare periodic reports for submission to the Boards of Directors of its affiliated funds (the “Funds”) describing:

•	Any issues arising under the PSG Proxy Voting Policy and Procedures since the last report to the Funds’ Boards of Directors/Trustees and the resolution of such issues, including but not limited to, information about conflicts of interest not addressed in the PSG Proxy Voting Policy and Procedures;
•	any proxy votes made by PSG on behalf of the Funds since the last report to such Funds’ Boards of Directors/Trustees that deviated from the PSG Proxy Voting Policy and Procedures, with reasons for any such deviations.
•	In addition, no less frequently than annually, PSG will provide the Boards of Directors/Trustees of the Funds with a written report of any recommended changes based upon PSG’s experience under the PSG Proxy Voting Policy and Procedures, evolving industry practices and developments in the applicable laws or regulations.
•	The PSG Proxy Voting Working Group shall periodically review and update the PSG Proxy Voting Policies and Procedures as necessary. Any material amendments to the PSG Proxy Voting Policy and Procedures (including the material changes to the ISS Proxy Voting Guidelines) shall be provided to the Boards of Directors of the Brookfield Funds for review and approval.

Special Considerations for Books & Records

•	PSG will maintain all records that are required under, and in accordance with, all applicable regulations, including the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, which include, but not limited to:
•	The PSG Proxy Voting Policy and Procedures, as amended from time to time;
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•	records of votes cast with respect to proxies, reflecting the information required to be included in Form N-PX, as applicable;
•	records of written client requests for proxy voting information and any written responses of PSG to such requests; and any written materials prepared by PSG that were material to making a decision in how to vote, or that memorialized the basis for the decision.
•	PSG maintains a separate “PSG Books and Records Policy and Procedures” which is available upon request.

Exhibit A

Proxy Voting on Environmental, Social and Governance (“ESG”) Issues

PSG believes that well-governed companies with a demonstrated commitment, not only to their shareholders and creditors, but also to other stakeholders are better positioned to realize long-term value and generate sustainable returns for investors. As such, PSG considers ESG issues to be an important consideration for both investment decision-making and evaluating proxy proposals as prominently reflected in PSG adoption of ISS’ Proxy Voting Guidelines.

ESG can cover a broad range of issues under PSG’s Proxy Voting Guidelines. PSG’s approach is to focus on what is in the best interest of PSG’s clients and client accounts, assessing how the proxy voting proposal may enhance or protect shareholder value in both the short and/or long term, within the context of the regulatory environment, the history of the company in addressing the issue, and the company’s approach when compared to its peers. PSG will also consider if additional disclosure is required, and whether doing so would place the company at a competitive disadvantage by revealing proprietary or confidential information.

Due to the nature and complexity of each issue under ESG, PSG generally votes on a case-by-case basis following an analysis of the proxy proposal provided by ISS to the PSG operations team who in turn seek the opinion of the appropriate PSG portfolio management team. Based on a review of ISS’s recommendations, and PSG’s internal analysis, a decision will be made by PSG’s Investment Professionals to either vote based on ISS’s voting recommendations or cast a different vote if PSG has identified it would be in the best interest of its clients or client accounts to do so.

ISS’ “Proxy Voting Guidelines” include the following ESG categories for US companies *:

*Animal welfare, *Charitable contributions, *Climate change including GHC emissions, *Consumer Issues including potentially controversial business practices, *Data security, privacy and internet issues, *Diversity on Board of Directors, *Energy efficiency reporting and use of renewable energy, *Equality of opportunity, *ESG compensation related proposals, *Facility and workplace safety, *Gender identity, sexual orientation and domestic partner benefits, *General environmental proposals and community impact assessments, *Genetically modified ingredients, *Human rights proposals, including trafficking and slavery, *Hydraulic fracturing, *Lobbying, *Operations in high-risk markets/areas, *Operations on environmentally protected areas, *Outsourcing and offshoring, *Pharmaceutical pricing and access, *Political contributions, *Political ties, *Product safety, toxic/hazardous materials, *Recycling, *Sustainability reporting, *Tobacco related proposals, *Water issues, *Weapons and military sales.

* ISS has developed Proxy Voting Guidelines for over 18 other global jurisdictions.

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APPENDIX B – FINANCIAL STATEMENTS

Versus Capital Infrastructure Income Fund

Statement of Assets and Liabilities

March 31, 2024

March31, 2024
Asset
Cash	$100,000
Total Assets	100,000
Liabilities
Total Liabilities	-
Net Assets	$100,000
Net Assets consist of
Paid in Capital	$100,000
Share of Beneficial Interest Outstanding,$0.00001 par value, unlimited shares authorized	10,000
Net asset value per share (Net Assets/Shares outstanding)	$10.00

See Notes to Financial Statement

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Versus Capital Infrastructure Income Fund

Notes to Financial Statement

As of March 31, 2024

NOTE 1. ORGANIZATION

Versus Capital Infrastructure Income Fund (the “Fund”) is a Massachusetts business trust registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non-diversified, closed-end investment management company that is operated as an interval fund. The Fund’s primary investment objective is to seek consistent current income, and the Fund’s secondary objective is capital preservation. The Fund is authorized to issue an unlimited number of shares of beneficial interest with $0.00001 par value and has registered an indefinite number of shares under the Securities Act of 1933. The Fund’s investment adviser is Versus Capital Advisors LLC (the “Adviser”).

Under normal market conditions, the Fund seeks to achieve its investment objectives by allocating at least 80% of its net assets (plus the amount of any borrowings for investment purposes) to income-oriented investments that provide exposure to infrastructure assets. The Fund will seek to obtain exposure to infrastructure assets primarily through (i) Infrastructure Loans that are originated by banks or non-bank lenders, including asset management firms, insurance companies and specialty finance companies; (ii) asset-backed securities representing ownership or participation in a pool of Infrastructure Loans or other infrastructure assets, including leasehold and fee simple interests in such assets; (iii) private funds and other investment vehicles that primarily invest in Infrastructure Loans; (iv) preferred equity securities of entities that own or operate infrastructure assets; (v) originating and syndicating Infrastructure Loans directly with infrastructure companies or with projects focused on the management, development, construction, renovation, enhancement, maintenance and/or operation of infrastructure assets; and (vi) publicly-traded equity and debt securities of infrastructure companies or securities backed by infrastructure assets. The Fund defines an “infrastructure company” as a company that directly or indirectly derives at least 50% of its revenues from, or devotes at least 50% of its assets to, the ownership, management, development, construction, renovation, enhancement, maintenance and/or operation of infrastructure assets. The Fund considers infrastructure assets to include, but not be limited to: (a) regulated assets (such as electricity transmission and distribution facilities, gas distribution systems, water distribution and waste water collection and processing facilities); (b) power and renewable energy assets (such as gas-fired power plants, wind, hydroelectric, and solar facilities); (c) transportation assets (such as toll roads, airports, seaports and railway lines); (d) communications and digital infrastructure assets (such as broadcast and wireless towers, fiber optic networks and providers, satellite networks and data storage centers); and (e) social infrastructure assets (such as schools, universities, hospitals and municipalities). The Fund may focus its investment strategy on, and its portfolio of investments may be focused in, a subset of one or more of these types of investments or more focused on a specific segment of infrastructure assets. This 80% policy is not a fundamental policy of the Fund and may be changed by the Board without shareholder approval upon 60 days’ prior notice to shareholders.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

The Fund is an investment company that follows the accounting and reporting guidance of Accounting Standards Codification Topic 946 applicable to investment companies.

U.S. Federal Income Tax Status - The Fund intends to elect and to qualify and be eligible to be treated each year as a Regulated Investment Company under the Internal Revenue Code of 1986 (the “Code”). Provided the Fund so qualifies and is eligible for such treatment, the Fund will not be subject to U.S. federal income tax on its taxable income and gains that it timely distributes to shareholders in accordance with the

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requirements of the Code. The Fund intends to distribute its income and gains in a way that it will not be subject to a federal excise tax on certain undistributed amounts.

Dividends and Distributions to Shareholders - The Fund intends to make regular quarterly distributions to the shareholders of all or a portion of any dividends or investment income it earns on investments. In addition, the Fund will make regular distributions to the shareholders of all or a portion of capital gains distributed to the Fund by Private Funds and capital gains earned by the Fund from the disposition of Private Funds or other investments, together with any dividends or interest income earned from such investments, in accordance with the requirements of the Investment Company Act and the Code. Distributions by the Fund may include returns of capital for U.S. federal income tax purposes. The Fund will establish reasonable cash reserves to meet Fund cash payment obligations prior to making distributions.

Quarterly Repurchase of shares - The Fund has adopted a fundamental policy that it will make quarterly Repurchase Offers for no less than 5% of its Shares outstanding nor more than 25% of the Shares outstanding on the Repurchase Request Deadline. The Repurchase Offer amount will be determined by the Board before each Repurchase Offer. Each quarterly Repurchase Offer will be at the Net Asset Value (“NAV”) per Share determined as of the Repurchase Pricing Date. Because this policy is “fundamental,” it may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities. Shares will be repurchased at the NAV per Share determined as of the close of regular trading on the New York Stock Exchange (“NYSE”) on the Repurchase Pricing Date. The Fund’s initial repurchase offer is expected to occur on or about the third quarter of 2024.

Shareholders will be notified in writing about each quarterly Repurchase Offer, how they may request that the Fund repurchase their Shares and the Repurchase Request Deadline, which is the date the Repurchase Offer ends. The Repurchase Request Deadline will be determined by the Board and will be based on factors such as market conditions, liquidity of the Fund’s assets and shareholder servicing conditions. The time between the notification to shareholders and the Repurchase Request Deadline may vary from no more than 42 days to no less than 21 days and is expected to be approximately 30 days. Certain authorized institutions, including custodians and clearing platforms, may set times prior to the Repurchase Request Deadline by which they must receive all shareholder repurchase requests and may require certain additional information. In addition, certain clearing houses may require shareholders to submit repurchase requests only on the Repurchase Request Deadline. The repurchase price of the Shares will be the NAV as of the close of regular trading on the NYSE on the Repurchase Pricing Date. Payment pursuant to the repurchase will be made by checks to the shareholder’s address of record, or credited directly to a predetermined bank account on the Repurchase Payment Date, which is within seven days of the Repurchase Pricing Date. The Board may establish other policies for repurchases of Shares that are consistent with the Investment Company Act and other applicable laws. Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate repurchase amounts established for that Repurchase Request Deadline. Repurchase proceeds will be paid to shareholders prior to the Repurchase Payment Date.

Use of Estimates - The preparation of financial statement in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities (disclosure of contingent assets and liabilities) at the date of the financial statement and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

NOTE 3. FEES AND OTHER TRANSACTIONS WITH AFFILIATES

In consideration for its investment management services, the Fund pays the Adviser an investment management fee (the “Investment Management Fee”) equal to 1.00% annually of the average daily NAV of the Fund. The Investment Management Fee is accrued daily and payable quarterly in arrears. The

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Investment Management Fee will be paid to the Adviser out of the Fund’s assets. Because the Investment Management Fee is calculated based on the Fund’s average daily NAV and is paid out of the Fund’s assets, it reduces the NAV of the Shares. The Investment Manager has agreed to voluntarily waive 50% of the Investment Management Fee paid by the Fund until the date on which 70% or more of the Fund’s net assets first become invested in privately issued infrastructure debt, asset-backed securities, and Private Funds and other investment vehicles that invest in Infrastructure Loans and other infrastructure assets.

In addition, subject to the limitations set forth below, the Adviser has agreed to voluntarily waive a portion of the Investment Management Fee and/or reimburse certain direct expenses of the Fund such that the Total Annual Fund Expenses do not exceed an annualized rate, based on the average daily NAV of the Fund’s assets, of (i) 0.50% for the period April 1, 2024 through May 31, 2024 and (ii) 1.25% for the period June 1, 2024 through September 15, 2024 (the “Expense Caps”). This arrangement is at the sole discretion of the Adviser and may be terminated at any time. Amounts waived and/ or reimbursed pursuant to the Expense Caps will not be recouped by the Adviser. Notwithstanding the foregoing, the following expenses will not be limited by such waiver and are not subject to or included in the Expense Caps: (i) Acquired Fund Fees and Expenses, including any fees of the Private Funds; (ii) interest payments; (iii) extraordinary expenses; and (iv) taxes. As compensation for providing services to the Fund, the Adviser pays each Sub-Adviser a fee based on a negotiated rate applied to the assets of the Fund allocated to the Sub-Adviser.

The Adviser has entered into a sub-advisory agreement with each Sub-Adviser and pays the Sub-Advisers out of the Investment Management Fee it receives from the Fund. Pursuant to the sub-advisory agreements, the sub-advisory fee for each Sub-Adviser is based on the average daily NAV of the Fund’s assets allocated to that Sub-Adviser.

The Fund pays each Independent Trustee a fee per annum. In addition, the Fund reimburses each of the Independent Trustees for travel and other expenses incurred in connection with attendance at meetings. The Chairman of the Audit Committee receives an additional fee. Other members of the Board and executive officers of the Fund are compensated directly by the Adviser and receive no compensation from the Fund. The Fund also reimburses the Adviser for a portion of the compensation that it pays to the Fund's Chief Compliance Officer.

NOTE 4. OTHER SERVICE PROVIDERS

Bank of New York Mellon serves as the Fund’s Administrator, Accounting Agent and Transfer Agent.

Bank of New York Mellon served as the Fund’s Custodian through March 31, 2024. UMB Bank, n.a. serves as the Fund’s Custodian beginning April 1, 2024.

Foreside Funds Distributors LLC, the Fund’s Distributor, serves as the Fund’s “statutory underwriter,” within the meaning of the Securities Act, and “principal underwriter,” within the meaning of the Investment Company Act, and facilitates the distribution of the Shares.

NOTE 5. ORGANIZATION AND OFFERING COSTS

The Adviser will absorb, and not seek reimbursement from the Fund, expenses incurred in connection with the Fund’s organizational expenses and initial offering costs. Total costs absorbed by the Adviser were $1,811,294.

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NOTE 6: SUBSEQUENT EVENTS

Management has evaluated the impact of all subsequent events on the Fund through the date the financial statement was issued, and has determined that there were no subsequent events requiring recognition or disclosure in the financial statement.

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Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

Versus Capital Infrastructure Income Fund

Opinion on the financial statements

We have audited the accompanying statement of assets and liabilities of Versus Capital Infrastructure Income Fund (the “Fund”) as of March 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Fund as of March 31, 2024, in conformity with accounting principles generally accepted in the United States of America

Basis for opinion

These financial statements are the responsibility of the Fund’s management. Our responsibility is to express an opinion on the Fund’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Fund in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Fund is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Fund’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ GRANT THORNTON LLP

We have served as the Fund’s auditor of one or more investment companies in the Fund’s investment company group since 2011.

Philadelphia, Pennsylvania

May 30, 2024

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PART C. OTHER INFORMATION

Item 25.	Financial Statements and Exhibits:

1.	Financial Statements

Included in Part A: Not applicable.

Included in Part B:

Statement of Assets and Liabilities, filed herewith.

Notes to Financial Statement, filed herewith.

Report of Independent Registered Public Accounting Firm, filed herewith.

2.     Exhibits:

a.	Third Amended and Restated Agreement and Declaration of Trust dated October 20, 2023, previously filed as an exhibit to the Registrant’s Pre-Effective Amendment No. 3 to its Registration Statement filed on Form N-2 (File Nos. 333-238296; 811-23569) on November 9, 2023 and incorporated herein by reference.
b.	Second Amended and Restated Bylaws of Registrant, previously filed as an exhibit to the Registrant’s Pre-Effective Amendment No. 3 to its Registration Statement filed on Form N-2 (File Nos. 333-238296; 811-23569) on November 9, 2023 and incorporated herein by reference.
c.	None.
d(1).	Article 3 (Shares) and Article 5 (Shareholders’ Voting Powers and Meetings) of the Third Amended and Restated Agreement and Declaration of Trust, previously filed as an exhibit to the Registrant’s Pre-Effective Amendment No. 3 to its Registration Statement filed on Form N-2 (File Nos. 333-238296; 811-23569) on November 9, 2023 and incorporated herein by reference.
d(2).	Article 10 (Shareholders’ Voting Powers and Meeting) of the Second Amended and Restated Bylaws of Registrant, previously filed as an exhibit to the Registrant’s Pre-Effective Amendment No. 3 to its Registration Statement filed on Form N-2 (File Nos. 333-238296; 811-23569) on November 9, 2023 and incorporated herein by reference.
e.	None.
f.	None.

g(1).	Investment Management Agreement between Registrant and Versus Capital Advisors LLC, previously filed as an exhibit to the Registrant’s Pre-Effective Amendment No. 3 to its Registration Statement filed on Form N-2 (File Nos. 333-238296; 811-23569) on November 9, 2023 and incorporated herein by reference.
g(2).	Investment Sub-Advisory Agreement between Versus Capital Advisors LLC and Brookfield Public Securities Group LLC, previously filed as an exhibit to the Registrant’s Pre-Effective Amendment No. 3 to its Registration Statement filed on Form N-2 (File Nos. 333-238296; 811-23569) on November 9, 2023 and incorporated herein by reference.

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g(3).	Investment Sub-Advisory Agreement between Versus Capital Advisors LLC and Lazard Asset Management LLC, previously filed as an exhibit to the Registrant’s Pre-Effective Amendment No. 3 to its Registration Statement filed on Form N-2 (File Nos. 333-238296; 811-23569) on November 9, 2023 and incorporated herein by reference.
g(4)	Investment Management Agreement between VCRDX Subsidiary, LLC and the Adviser – Filed herewith.
g(5)	Management Fee Waiver Agreement between the Registrant and the Adviser – Filed Herewith.
h(1).	Distribution Agreement between the Registrant and Foreside Funds Distributors LLC, as amended (the “Distribution Agreement”), previously filed as an exhibit to the Registrant’s Pre-Effective Amendment No. 4 to its Registration Statement filed on Form N-2 (File Nos. 333-238296; 811-23569) on February 26, 2024 and incorporated herein by reference.
h(2).	First Amendment to the Distribution Agreement between the Registrant and Foreside Funds Distributors LLC, previously filed as an exhibit to the Registrant’s Pre-Effective Amendment No. 3 to its Registration Statement filed on Form N-2 (File Nos. 333-238296; 811-23569) on November 9, 2023 and incorporated herein by reference.
i.	None.
j(1).	Custody Agreement between the Registrant and UMB Bank, n.a., previously filed as an exhibit to the Registrant’s Post-Effective Amendment No.1 to its Registration Statement filed on Form N-2 (File No. 333-238296) on March 11, 2024 and incorporated herein by reference.
j(2)	Foreign Custody Delegation Agreement between the Registrant and UMB Bank, n.a., previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 1 to its Registration Statement filed on Form N-2 (File No. 333-238296) on March 11, 2024 and incorporated herein by reference.

k(1).	Fund Administration and Accounting Agreement between the Registrant and The Bank of New York Mellon, previously filed as an exhibit to the Registrant’s Pre-Effective Amendment No. 4 to its Registration Statement filed on Form N-2 (File Nos. 333-238296; 811-23569) on February 26, 2024 and incorporated herein by reference.
k(2).	Transfer Agency and Shareholder Services Agreement between the Registrant and BNY Mellon Investment Servicing (US) Inc, previously filed as an exhibit to the Registrant’s Pre-Effective Amendment No. 4 to its Registration Statement filed on Form N-2 (File Nos. 333-238296; 811-23569) on February 26, 2024 and incorporated herein by reference.
l.	Opinion and Consent of Ropes & Gray LLP, previously filed as an exhibit to the Registrant’s Pre-Effective Amendment No. 4 to its Registration Statement filed on Form N-2 (File Nos. 333-238296; 811-23569) on February 26, 2024 and incorporated herein by reference.

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m.	None.
n.	Consent of Independent Registered Public Accounting Firm – Filed herewith.
o.	None.
p.	Subscription Agreement between the Registrant and Versus Capital Advisors LLC, previously filed as an exhibit to the Registrant’s Pre-Effective Amendment No. 3 to its Registration Statement filed on Form N-2 (File Nos. 333-238296; 811-23569) on November 9, 2023 and incorporated herein by reference.
q.	None.
r(1).	Joint Code of Ethics of Versus Capital Advisers LLC and the Registrant – Filed herewith.
r(2).	Code of Ethics of Brookfield Public Securities Group LLC, previously filed as an exhibit to the Registrant’s Pre-Effective Amendment No. 3 to its Registration Statement filed on Form N-2 (File Nos. 333-238296; 811-23569) on November 9, 2023 and incorporated herein by reference.
r(3).	Code of Ethics of Lazard Asset Management LLC, previously filed as an exhibit to the Registrant’s Pre-Effective Amendment No. 3 to its Registration Statement filed on Form N-2 (File Nos. 333-238296; 811-23569) on November 9, 2023 and incorporated herein by reference.

s.	Powers of Attorney dated May 29, 2024 – Filed herewith.

Item 26	.Marketing Arrangements:

See the Distribution Agreement, filed as Exhibit h(1) to the Registrant’s Pre-Effective Amendment No. 4 to its Registration Statement filed on February 26, 2024 and incorporated herein by reference.

Item 27. Other Expenses of Issuance and Distribution:

Not applicable

Item 28. Persons Controlled by or Under Common Control:

VCRDX Subsidiary LLC, a Delaware limited liability company, is a wholly-owned subsidiary of the Fund and is consolidated for financial reporting purposes.

Item 29. Number of Holders of Securities as of June 30, 2024:

Set forth is the number of record holders as of the date of this Registration Statement of each class of securities of the Registrant:

Title of Class	Number of Record Holders
Shares of beneficial interest	994

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Item 30. Indemnification:

The Registrant’s Agreement and Declaration of Trust (as amended and restated from time to time, the “Declaration of Trust”), incorporated herein by reference, contains provisions limiting the liability, and providing for indemnification, of the Trustees, officers and other “Covered Persons” to the fullest extent permitted by law, including advancement of payments of all expenses incurred in connection with the preparation and presentation of any defense (subject to repayment obligations in certain circumstances).

The Registrant’s Trustees and officers are expected to be insured under a standard investment company errors and omissions insurance policy covering loss incurred by reason of negligent errors and omissions committed in their official capacities as such.

The Distribution Agreement, incorporated herein by reference, contains provisions limiting the liability of Foreside Funds Distributors LLC and other “Distributor Indemnitees” to the maximum extent permitted by law.

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the Trust’s Declaration of Trust, its Amended and Restated Bylaws or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by trustees, officers or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustees, officers or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Investment Adviser:

A description of certain other business, profession, vocation, or employment of a substantial nature in which an investment adviser of the Registrant, and each member, trustee, executive officer, or partner of any such investment adviser, is or has been, engaged in for his or her own account or in the capacity of member, trustee, officer, employee, partner or trustee, is set forth in the Registrant’s prospectus in Part A herein in the section entitled “Management of the Fund,” regarding the Registrant’s adviser, Versus Capital Advisors LLC (the “Adviser”), a registered adviser under the Investment Advisers Act of 1940, as amended. Further information as to the members and officers of the Adviser is included in the Adviser’s Form ADV as filed with the Commission (File No. 801-72298) and is incorporated herein by reference.

Item 32. Location of Accounts and Records:

BNY Mellon maintains certain required accounting-related and financial books and records of the Registrant at 240 Greenwich Street, New York, NY 10286. All other required books and records are maintained by the Adviser and the Registrant at 5050 S. Syracuse Street, Suite 1100, Denver, Colorado 80237 and the Registrant’s sub-advisers, Lazard Asset Management LLC, 30 Rockefeller Plaza, New York, NY 10112, and Brookfield Public Securities Group LLC, Brookfield Place, 225 Liberty Street, New York, New York 10281.

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Item 33. Management Services:

Not applicable.

Item 34. Undertakings:

1.	Not applicable.
2.	Not applicable.
3.	The Registrant undertakes:

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.

Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d) that, for the purpose of determining liability under the Securities Act to any purchaser:

(1) if the Registrant is relying on Rule 430B under the Securities Act:

(A) each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

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(B) each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) under the Securities Act for the purpose of providing the information required by Section 10 (a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(2) if the Registrant is subject to Rule 430C under the Securities Act: Each prospectus filed pursuant to Rule 424 under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other

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than prospectuses filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e) That for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

(2) free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(3) the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

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(4) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4.	Not applicable.
5.	Not applicable.
6.	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

7.	The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, any Prospectus or Statement of Additional Information.

NOTICE

A copy of the Third Amended and Restated Agreement and Declaration of Trust of the Fund, together with all amendments thereto, is on file with the Secretary of the Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Fund by any officer or Trustee of the Fund as an officer or Trustee and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees of the Fund or shareholders of the Fund individually, but are binding only upon the assets and property of the Fund.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, each as amended, the Registrant certifies that this Registration Statement meets all of the requirements for effectiveness and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on the 29th day of July, 2024.

VERSUS CAPITAL INFRASTRUCTURE INCOME FUND

By:	/s/ Mark D. Quam
Name:	Mark D. Quam
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on July 29, 2024.

Name:	Title:

/s/ Mark D. Quam
Mark D. Quam	Chief Executive Officer (Principal Executive Officer)

/s/ Casey R. Frazier
Casey R. Frazier*	Trustee and Chief Investment Officer

/s/ Jeffry A. Jones
Jeffry A. Jones*	Trustee

/s/ Richard J. McCready
Richard J. McCready*	Trustee

/s/ Paul E. Sveen
Paul E. Sveen*	Trustee

/s/ Robert F. Doherty
Robert F. Doherty*	Trustee

/s/ Susan K. Wold
Susan K. Wold*	Trustee

/s/ Brian Petersen	Chief Financial Officer and Treasurer
Brian Petersen	(Principal Financial Officer and Principal Accounting Officer)

*By:	/s/ Jillian Varner
Jillian Varner**
Chief Compliance Officer and Secretary

**	Attorney-in-fact pursuant to the powers of attorney that are filed herewith.
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EXHIBIT INDEX

g(4)	Investment Management Agreement between VCRDX Subsidiary, LLC and the Adviser
g(5)	Management Fee Waiver Agreement between the Registrant and the Adviser
n	Consent of Independent Registered Public Accounting Firm
s	Powers of Attorney
r(1)	Joint Code of Ethics of Versus Capital Advisers LLC and the Registrant
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